     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 1997

                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                AUTODESK, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     7372                     94-2819853
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
    JURISDICTION OF       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)
    INCORPORATION OR
     ORGANIZATION)

                             111 MCINNIS PARKWAY,
                         SAN RAFAEL, CALIFORNIA 94903
                                (415) 507-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                CAROL A. BARTZ
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                AUTODESK, INC.
                              111 MCINNIS PARKWAY
                         SAN RAFAEL, CALIFORNIA 94903
                                (415) 507-5000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

   MARK A. BERTELSEN, ESQ.                R. DREW OGDEN, ESQ.,               PATRICK J. RONDEAU, ESQ.
   HERBERT P. FOCKLER, ESQ.             VICE PRESIDENT, LEGAL AND            SCOTT E. PUESCHEL, ESQ.
    DON S. WILLIAMS, ESQ.                 BUSINESS DEVELOPMENT                 HALE AND DORR LLP
WILSON SONSINI GOODRICH & ROSATI              SOFTDESK, INC.                    60 STATE STREET
   PROFESSIONAL CORPORATION                7 LIBERTY HILL ROAD             BOSTON, MASSACHUSETTS 02109
     650 PAGE MILL ROAD               HENNIKER, NEW HAMPSHIRE 03242              (617) 526-6000
  PALO ALTO, CALIFORNIA 94304                 (603) 428-5000
      (415) 493-9300

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the Merger described herein.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================
                                                     PROPOSED        PROPOSED
      TITLE OF EACH CLASS            AMOUNT          MAXIMUM          MAXIMUM        AMOUNT OF
       OF SECURITIES TO              TO BE        OFFERING PRICE     AGGREGATE      REGISTRATION
         BE REGISTERED           REGISTERED(1)     PER UNIT(2)   OFFERING PRICE(2)     FEE(3)
------------------------------------------------------------------------------------------------
Common Stock
 $0.01 par value............... 5,650,000 shares     $14.1875       $80,159,375       $24,291
================================================================================================

(1) Represents the approximate number of shares of the Common Stock of the Registrant which may be issued to former stockholders of Softdesk, Inc. ("Softdesk") pursuant to the Merger described herein.
(2) Calculated in accordance with Rule 457(f)(1) and Rule 457(c) based on $14.1875 per share, which represents the average of the high and the low prices of Softdesk Common Stock reported on the Nasdaq National Market on February 27, 1997.
(3) The amount of the registration fee includes $18,060 previously paid pursuant to Section 14(g) of the Securities Exchange Act, as amended, in connection with the filing by Softdesk of a Proxy Statement/Prospectus related to the proposed Merger. Accordingly, pursuant to Rule 457(b) under the Securities Act, an additional fee of $6,231 is being paid in connection with this Registration Statement.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
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


[LOGO OF AUTODESK]
           SOFTDESK, INC. PROXY STATEMENT/AUTODESK, INC. PROSPECTUS

                                                              [LOGO OF SOFTDESK]

                               5,650,000 SHARES

                             AUTODESK COMMON STOCK

                               ----------------

  This Proxy Statement/Prospectus constitutes the Prospectus of Autodesk, Inc., a Delaware corporation ("Autodesk"), with respect to up to 5,650,000 shares of its Common Stock, par value $0.01 per share ("Autodesk Common Stock"), to be issued in connection with the proposed merger (the "Merger") of Autodesk Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Autodesk ("Merger Sub"), with and into Softdesk, Inc., a Delaware corporation ("Softdesk"), pursuant to the terms set forth in the Agreement and Plan of Reorganization, dated as of December 10, 1996 (the "Agreement") by and among Autodesk, Merger Sub and Softdesk, as amended by the Amendment dated December 19, 1996 (as amended, the "Amended Agreement"). As used herein, the term "Combined Company" means Autodesk and Softdesk and their respective subsidiaries as a consolidated entity following the Merger. The Common Stock, $0.01 par value per share, of Softdesk is herein referred to as "Softdesk Common Stock." As a result of the Merger, each outstanding share of Softdesk Common Stock, other than any shares held in the treasury of Softdesk or owned by Merger Sub, Autodesk or any wholly owned subsidiary of Autodesk or Softdesk, will be converted into the right to receive that fraction of a share of Autodesk Common Stock obtained by dividing $15.00 by the average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq National Market for the five trading days immediately preceding the closing date of the Merger (subject to adjustment in certain circumstances as provided in the Amended Agreement) (the "Exchange Ratio"), and each outstanding option or right to purchase Softdesk Common Stock under the Softdesk 1992 Stock Option Plan, 1993 Equity Incentive Plan and 1993 Director Stock Option Plan (collectively, the "Softdesk Stock Option Plans") will be assumed by Autodesk and will become an option or right to purchase Autodesk Common Stock, with appropriate adjustments to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio.

  This Proxy Statement/Prospectus also constitutes the Proxy Statement of Softdesk with respect to the Special Meeting of Stockholders of Softdesk scheduled to be held on March 31, 1997 (the "Softdesk Meeting").

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to the stockholders of Softdesk on or about March 6, 1997.
                               ----------------
  SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY SOFTDESK STOCKHOLDERS IN EVALUATING THE PROPOSALS TO BE VOTED ON AT THE SOFTDESK MEETING AND THE ACQUISITION OF THE SECURITIES OFFERED HEREBY.
                               ----------------
NEITHER THIS  TRANSACTION NOR THE  SECURITIES OF AUTODESK OFFERED  HEREBY HAVE
 BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
  COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.
                               ----------------
         The date of this Proxy Statement/Prospectus is March 4, 1997.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   1
TRADEMARKS.................................................................   1
FORWARD-LOOKING STATEMENTS.................................................   1
SUMMARY....................................................................   2
MARKET PRICE AND DIVIDEND INFORMATION......................................  13
SELECTED QUARTERLY FINANCIAL DATA..........................................  15
SELECTED HISTORICAL AND UNAUDITED SELECTED PRO FORMA
 COMBINED FINANCIAL DATA...................................................  16
RISK FACTORS...............................................................  18
SOFTDESK, INC. SPECIAL MEETING.............................................  23
  General..................................................................  23
  Matters to be Considered.................................................  23
  Recommendation of Softdesk Board of Directors............................  23
  Record Date and Voting...................................................  23
  Proxies..................................................................  24
  No Appraisal Rights......................................................  24
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS............................  26
  Background of the Merger.................................................  26
  Joint Reasons For the Merger.............................................  29
  Autodesk's Reasons For the Merger........................................  30
  Softdesk's Reasons for the Merger........................................  31
  Opinion of Softdesk's Financial Advisor..................................  33
  Certain Federal Income Tax Considerations................................  35
  Governmental and Regulatory Approvals....................................  37
  Accounting Treatment.....................................................  37
  Federal Securities Law Consequences......................................  37
TERMS OF THE MERGER........................................................  38
  Effective Time...........................................................  38
  Manner and Basis of Converting Shares....................................  38
  Conduct of Combined Company Following the Merger.........................  39
  Conduct of Autodesk's and Softdesk's Business Prior to the Merger........  39
  No Solicitation..........................................................  40
  Break Up Fees; Expenses..................................................  41
  Conditions to the Merger.................................................  42
  Termination of the Amended Agreement.....................................  43
  Stock Option Agreement...................................................  44
  Voting Agreements........................................................  45
  Affiliate Agreements.....................................................  45
  Non-Competition Agreements...............................................  45
  Interests of Certain Persons.............................................  45
UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION..............  47
  Financial Statements.....................................................  47
AUTODESK...................................................................  53
  BUSINESS.................................................................  53
  AUTODESK MANAGEMENT'S DISCUSSION AND ANALYSIS
   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS........................  64

                                                                           PAGE
                                                                           ----
  AUTODESK MANAGEMENT AND EXECUTIVE COMPENSATION..........................   73
  AUTODESK STOCK INFORMATION..............................................   79
SOFTDESK..................................................................   83
  BUSINESS................................................................   83
  SOFTDESK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS..................................................   90
  SOFTDESK MANAGEMENT AND EXECUTIVE COMPENSATION..........................   95
  SOFTDESK STOCK INFORMATION..............................................   96
DESCRIPTION OF CAPITAL STOCK..............................................   98
  Autodesk Capital Stock..................................................   98
  Softdesk Capital Stock..................................................   99
  Comparison of Capital Stock.............................................  100
EXPERTS...................................................................  101
LEGAL MATTERS.............................................................  101
FINANCIAL STATEMENTS......................................................  F-1
  Index to Consolidated Financial Statements..............................  F-1
REPORT OF INDEPENDENT AUDITORS............................................  F-2
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS.................................. F-20
ANNEX A--Agreement and Plan of Reorganization, dated as of December 10,
         1996, among Autodesk, Inc., Autodesk Acquisition Corporation and
         Softdesk, Inc., as amended by the Amendment dated December 19,
         1996.............................................................  A-1
ANNEX B--Opinion of Wessels, Arnold & Henderson, L.L.C....................  B-1

                             AVAILABLE INFORMATION

  Autodesk and Softdesk are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address "http://www.sec.gov." Autodesk Common Stock and Softdesk Common Stock are both quoted on the Nasdaq National Market (the "Nasdaq") under the trading symbols "ADSK" and "SDSK," respectively, and reports, proxy statements and other information filed with the SEC can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  Autodesk has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), registering the shares of Autodesk Common Stock to be received by Softdesk stockholders in the Merger. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Proxy Statement/Prospectus in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement (including the exhibits and schedules thereto), may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THESE MATTERS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AUTODESK OR SOFTDESK. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION HEREIN SET FORTH SINCE THE DATE HEREOF. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                               ----------------

                                  TRADEMARKS

  This Proxy Statement/Prospectus contains trademarks of Autodesk and Softdesk and may contain trademarks of others.

                               ----------------

                          FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements contained herein (including without limitation statements to the effect that Autodesk, Softdesk or their respective managements "believes," "expects," "anticipates," "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth in the "Risk Factors" section below. Reference is also made to the particular discussions set forth under "Autodesk--Autodesk Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Softdesk--Softdesk Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary does not contain a complete statement of all material elements of the proposals to be voted on and is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus and in the information and documents annexed hereto.

THE COMPANIES

 Autodesk, Inc.

  Autodesk, Inc. ("Autodesk") is a leader in the development and marketing of design and drafting software and multimedia tools, primarily for the business and professional environment. Autodesk's flagship product AutoCAD is one of the world's leading computer aided design ("CAD") tools with an installed base of
1.5 million units worldwide. Autodesk has structured its business to address five key market segments reflecting the Autodesk customer base and target markets: Architecture, Engineering and Construction ("AEC"), Mechanical Computer Aided Design ("MCAD"), Geographic Information Systems ("GIS"), Data Management and Multimedia. Autodesk's AEC customers utilize Autodesk software alone and in combination with software provided by Autodesk's third-party developers to manage every phase of a building's life cycle--from conceptual design through construction, maintenance and renovation. Autodesk's MCAD customers include mechanical engineers, designers and drafters. Autodesk's GIS products provide easy-to-use mapping and GIS technology to help businesses and governments manage their assets and infrastructure. Autodesk Data Management products allow users to organize, access, share, view and manage design-related information. Autodesk addresses the multimedia market through its Kinetix division, the leader in PC-based 3D modeling, visualization and animation software, providing a full range of products for digital media and design professionals.

  Autodesk was incorporated in California in April 1982 and was reincorporated in Delaware in May 1994. Autodesk maintains its executive offices at 111 McInnis Parkway, San Rafael, California 94903 and its telephone number is (415) 507-5000.

 Autodesk Acquisition Corporation

  Autodesk Acquisition Corporation ("Merger Sub") is a corporation recently organized by Autodesk for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the Merger. Merger Sub's executive offices are located at 111 McInnis Parkway, San Rafael, California 94903, and its telephone number is (415) 507-5000.

 Softdesk, Inc.

  Softdesk, Inc. ("Softdesk") develops, markets and supports CAD application software products primarily for professionals, non-professional office users and home users in the AEC market. Softdesk's integrated application software is used by civil engineers, surveyors, architects, home builders, building services engineers, structural engineers, facilities managers, mapping professionals and home and office users worldwide to automate the design and engineering process, from large infrastructure engineering projects to single-family home or office design. The majority of Softdesk's products are designed for use in conjunction with Autodesk's AutoCAD software. Softdesk also has products which run on DataCAD developed by Cadkey, Inc., the CornerStone Toolkit developed by ARITEK Systems, Inc., and Softdesk's own proprietary Drafix CAD software. Softdesk's products operate on Microsoft Windows and DOS-based operating systems. Softdesk sells its products worldwide and maintains several international offices and subsidiaries.

  Softdesk was incorporated in 1985 as a New Hampshire corporation and was reincorporated in Delaware in December 1993. Softdesk's principal executive offices are located at 7 Liberty Hill Road, Henniker, New Hampshire 03242, and its telephone number is (603) 428-5000.

SPECIAL MEETING OF STOCKHOLDERS OF SOFTDESK

 Time, Date, Place and Purpose

  A Special Meeting of Stockholders of Softdesk will be held at the office of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts on Monday, March 31, 1997 at 10:00 a.m. local time (the "Softdesk Meeting"). The purpose of the Softdesk Meeting is to consider approval and adoption of the Amended Agreement. See "Softdesk, Inc. Special Meeting--General" and "--Matters to be Considered."

 Record Date and Vote Required

  Only Softdesk stockholders of record at the close of business on January 31, 1997 (the "Softdesk Record Date") are entitled to notice of and to vote at the Softdesk Meeting. Pursuant to the Delaware General Corporation Law and the Softdesk Restated Certificate of Incorporation, as amended, the affirmative vote of the holders of a majority of the Softdesk Common Stock outstanding as of the Softdesk Record Date is required to approve and adopt the Amended Agreement.

  As of the Softdesk Record Date, there were 296 stockholders of record of Softdesk Common Stock and 6,023,239 shares of Softdesk Common Stock outstanding, each of which will be entitled to cast one vote per share on each matter to be acted upon at the Softdesk Meeting. Softdesk's directors and certain of its officers have agreed to vote their shares in favor of the approval and adoption of the Amended Agreement. See "Softdesk, Inc. Special Meeting--Record Date and Voting," "Terms of the Merger--Voting Agreements" and "--Interests of Certain Persons."

 Recommendation of Softdesk Board of Directors

  Softdesk's Board of Directors (the "Softdesk Board") has unanimously approved the Amended Agreement and the transactions contemplated thereby and has determined that the Merger is fair to and in the best interests of Softdesk and its stockholders. After careful consideration, the Softdesk Board unanimously recommends a vote in favor of approval and adoption of the Amended Agreement. Stockholders should read this Proxy Statement/Prospectus carefully prior to voting. See "Approval of the Merger and Related Transactions--Background of the Merger," "--Joint Reasons for the Merger," "--Softdesk's Reasons for the Merger," and "Softdesk, Inc. Special Meeting--Recommendation of Softdesk Board of Directors."

RISK FACTORS

  THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED BY SOFTDESK STOCKHOLDERS IN CONNECTION HEREWITH: (I) THE EXPECTED LONG-TERM STRATEGIC BENEFITS OF THE MERGER ARE DEPENDENT UPON THE SUCCESSFUL COMBINATION AND INTEGRATION OF THE BUSINESS AND OPERATIONS OF SOFTDESK WITH AUTODESK, AND THERE CAN BE NO ASSURANCE THAT THIS WILL OCCUR; (II) THE ISSUANCE OF AUTODESK COMMON STOCK IN CONNECTION WITH THE MERGER WILL HAVE THE EFFECT OF REDUCING AUTODESK'S NET INCOME PER SHARE AND COULD REDUCE THE MARKET PRICE OF AUTODESK COMMON STOCK UNLESS AND UNTIL REVENUE GROWTH OR COST SAVINGS AND OTHER BUSINESS SYNERGIES SUFFICIENT TO OFFSET THE EFFECT OF SUCH ISSUANCE CAN BE ACHIEVED; (III) THERE CAN BE NO ASSURANCE THAT THE INTEGRATION OF SOFTDESK'S BUSINESS OPERATIONS WITH AUTODESK WILL NOT INVOLVE UNEXPECTED COSTS; (IV) AUTODESK'S INTEGRATION OF SOFTDESK PRODUCTS, WHICH CURRENTLY COMPETE WITH PRODUCT OFFERINGS OF CERTAIN THIRD PARTY DEVELOPERS, MAY ADVERSELY IMPACT AUTODESK'S CURRENT RELATIONSHIPS WITH SUCH THIRD PARTY DEVELOPERS OR END-USERS; (V) COMPETITION AMONG AEC APPLICATIONS SUPPLIERS IS INTENSE AND COULD ADVERSELY AFFECT THE COMBINED COMPANY'S BUSINESS; (VI) A NUMBER OF FACTORS MAY RESULT IN UNANTICIPATED FLUCTUATIONS IN OPERATING RESULTS; (VII) CHANGING TECHNOLOGY AND MARKET REQUIREMENTS CREATE CERTAIN INHERENT RISKS, INCLUDING THE POTENTIAL DIFFICULTY IN SUCCESSFULLY INTRODUCING NEW PRODUCTS; (VIII) THE COMBINED COMPANY'S FUTURE SUCCESS DEPENDS IN PART UPON THE CONTINUED SERVICE OF ITS KEY EMPLOYEES, THE LOSS OF ONE OR MORE OF WHOM COULD HAVE A MATERIAL ADVERSE IMPACT ON THE COMBINED COMPANY'S BUSINESS; (IX) THE MARKETS FOR DESIGN AND VISUALIZATION SOFTWARE IN WHICH THE COMBINED COMPANY'S PRODUCTS WILL COMPETE ARE HIGHLY COMPETITIVE;

(X) AUTODESK FACES THE RISKS INHERENT IN INTERNATIONAL OPERATIONS, INCLUDING CURRENCY FLUCTUATIONS AND ADDITIONAL COSTS; (XI) AUTODESK WILL BE DEPENDENT ON PROPRIETARY TECHNOLOGY, WHICH IT MAY NOT BE ABLE TO FULLY PROTECT; (XII) THE MARKET FOR AUTODESK COMMON STOCK, AND FOR TECHNOLOGY STOCKS IN GENERAL, IS EXTREMELY VOLATILE; (XIII) A DECLINE IN THE PRICE OF AUTODESK COMMON STOCK BELOW $16.00 PER SHARE MAY CAUSE THE VALUE RECEIVED BY SOFTDESK STOCKHOLDERS TO DECLINE PRIOR TO THE EFFECTIVE TIME (AS DEFINED BELOW). SEE "RISK FACTORS."

REASONS FOR THE MERGER

  The Boards of Softdesk and Autodesk have authorized the execution and delivery of the Amended Agreement with the expectation that the proposed Merger, by combining the experience, financial resources, size and breadth of AEC product offerings of Autodesk and Softdesk, will result in significant long-term strategic benefits to the companies and their stockholders. See "Risk Factors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Autodesk's Reasons for the Merger," and "--Softdesk's Reasons for the Merger."

FAIRNESS OPINION

  Wessels, Arnold & Henderson, L.L.C. ("WA&H") has delivered to the Softdesk Board its written opinion, dated December 19, 1996, to the effect that, as of such date, the Merger was fair from a financial point of view to the holders of Softdesk Common Stock. The full text of the opinion of WA&H, which sets forth assumptions made and matters considered, is attached as Annex B to this Proxy Statement/Prospectus and is incorporated herein by reference. HOLDERS OF SOFTDESK COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "Approval of the Merger and Related Transactions--Opinion of Softdesk's Financial Advisor" and Annex B attached hereto.

INCOME TAX TREATMENT

  The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), in which case no gain or loss should generally be recognized by the holders of shares of Softdesk Common Stock on the exchange of their shares of Softdesk Common Stock solely for shares of Autodesk Common Stock. At the closing of the Merger, Autodesk and Softdesk will each have received an opinion from tax counsel that the Merger will constitute a tax-free reorganization under Section 368(a) of the Code. HOWEVER, ALL SOFTDESK STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS. See "Approval of the Merger and Related Transactions--Certain Federal Income Tax Considerations."

REGULATORY MATTERS

  Autodesk and Softdesk are aware of no material governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states and with the pre-merger notification and waiting-period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). See "Approval of the Merger and Related Transactions-- Governmental and Regulatory Approvals."

ACCOUNTING TREATMENT

  The Merger is intended to be accounted for under the purchase method of accounting for financial reporting purposes in accordance with generally accepted accounting principles. See "Approval of the Merger and Related Transactions--Accounting Treatment."

THE MERGER

 Terms of the Merger

  At the Effective Time (as defined below) of the Merger, Merger Sub will merge with and into Softdesk and Autodesk will become the owner of all of the outstanding capital stock of Softdesk. It is currently intended that the operations of Softdesk will be integrated with those of Autodesk as soon as practicable following the Effective Time. As a result of the Merger, each outstanding share of Softdesk Common Stock, other than any shares held in the treasury of Softdesk or owned by Autodesk, will be converted into the right to receive that fraction of a share of Autodesk Common Stock obtained by dividing $15.00 by the average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq for the five trading days immediately preceding the Closing Date (as defined below) (the "Exchange Ratio"); provided that, in the event that the average of the closing prices of Autodesk Common Stock so determined is less than $16.00 per share, Autodesk may terminate the Amended Agreement without consummating the Merger, unless Softdesk agrees, within two business days after notice of Autodesk's intention to terminate the Amended Agreement, to consummate the Merger at a fixed Exchange Ratio of 0.9375 shares of Autodesk Common Stock for each share of Softdesk Common Stock. Pursuant to the Merger, each outstanding option or right to purchase Softdesk Common Stock under the Softdesk Stock Option Plans will be assumed by Autodesk and will become an option or right to purchase Autodesk Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio.

  No fractional shares will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Softdesk Common Stock (after aggregating all fractional shares to be received by such holder) will receive from Autodesk an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Autodesk Common Stock for the ten most recent trading days ending on the trading day immediately prior to the Effective Time (as defined below), as reported on the Nasdaq. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Effective Time of the Merger

  The Merger will become effective upon the filing of the Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Autodesk, Softdesk and Merger Sub and specified in the Certificate of Merger (the "Effective Time"). Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the closing date of the Merger (the "Closing Date") and the Effective Time will be on or about March 31, 1997. See "Terms of the Merger--Effective Time."

 Exchange of Softdesk Stock Certificates

  Promptly after the Effective Time, Autodesk, acting through Harris Trust & Savings Bank as its exchange agent (the "Exchange Agent"), will deliver to each Softdesk stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of Softdesk Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF SOFTDESK COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding option or right to purchase Softdesk Common Stock under the Softdesk Stock Option Plans will be assumed by Autodesk without any action on the part of the holder thereof, and the number of shares issuable thereunder and the exercise price thereof will be appropriately adjusted according to the Exchange Ratio. OPTION AGREEMENTS NEED NOT BE SURRENDERED. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Form S-8 Registration Statement

  No later than ten business days after the Closing Date, Autodesk will file a registration statement on Form S-8 under the Securities Act covering the shares of Autodesk Common Stock issuable upon exercise of options to purchase Softdesk Common Stock assumed by Autodesk at the Effective Time. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Conduct of Combined Company Following the Merger

  Pursuant to the Merger, Merger Sub will be merged with and into Softdesk and Softdesk will become a wholly-owned subsidiary of Autodesk (the "Softdesk Subsidiary"). Following the Merger, the Softdesk Subsidiary will continue to operate in Henniker, New Hampshire, and will serve as headquarters for Autodesk's AEC Market Group. It is anticipated that the Softdesk Subsidiary will be merged into Autodesk in the future. David C. Arnold, President and Chief Executive Officer of Softdesk, will serve as Vice President in charge of Autodesk's AEC Market Group. The stockholders of Softdesk will become stockholders of Autodesk, and their rights as stockholders will be governed by the Autodesk Certificate of Incorporation and Bylaws and the laws of the State of Delaware.

 No Solicitation

  Under the terms of the Amended Agreement, until the earlier of the Effective Time or termination of the Amended Agreement pursuant to its terms, Softdesk and its subsidiaries have agreed that they will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit, or knowingly encourage submission of, any proposals or offers by any person, entity or group (other than Autodesk and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning themselves to, or afford any access to the properties, books or records of itself to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Autodesk and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to themselves. For the purposes of the Amended Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or permitted under the terms of the Amended Agreement), (ii) sale of 10% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Softdesk has agreed to cease any and all existing activities, discussions or negotiations with any parties conducted prior to the signing of the Agreement with respect to any of the foregoing. Softdesk has agreed to notify Autodesk as promptly as practicable (i) if any inquiry or proposal is made or any information or access is requested in writing in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) of the significant terms and conditions of any such Acquisition Proposal. In addition, subject to the other provisions set forth in this description, from and after the date of the Agreement until the earlier of the Effective Time and termination of the Amended Agreement pursuant to its terms, Softdesk has agreed that it and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Autodesk); provided, however, that nothing in the Amended Agreement will prohibit the Board of Directors of Softdesk from taking and disclosing to its stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

  Notwithstanding the foregoing, Softdesk may, to the extent its Board of Directors determines, in good faith, after consultation with outside legal counsel, that such Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements set forth in this paragraph, furnish information to any person, entity or group after such person, entity or group has delivered to Softdesk in writing, an unsolicited bona fide Acquisition Proposal which the Softdesk Board in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the stockholders of Softdesk from a financial point of view than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Softdesk Board (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group, and which is likely to be consummated (a "Superior Proposal"). In the event Softdesk receives a Superior Proposal, nothing contained in the Amended Agreement will prevent the Softdesk Board from approving such Superior Proposal or recommending such Superior Proposal to its stockholders, if such Board determines that such action is required by its fiduciary duties under applicable law; provided, however, that Softdesk has agreed not to accept or recommend to its stockholders, or enter into any agreement concerning, a Superior Proposal for a period of not less than seven days after the receipt by Autodesk of a copy of such Superior Proposal. Notwithstanding the foregoing, Softdesk may not provide any non-public information to a third party unless Softdesk provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the confidentiality agreement between Autodesk and Softdesk entered into in connection with the Merger and such non-public information has previously been delivered or made available to Autodesk. See "Terms of the Merger--No Solicitation."

 Market Price Data

  Autodesk Common Stock has been traded on the Nasdaq under the symbol "ADSK" since May 1, 1996, and was traded on the Nasdaq under the symbol "ACAD" from Autodesk's initial public offering in 1985 until that time. On December 9, 1996, the day immediately prior to the public announcement of the execution of the Agreement, the closing price of Autodesk Common Stock as reported on the Nasdaq was $27.25 per share. On December 18, 1996, the day immediately prior to the public announcement of the Amended Agreement, the closing price of Autodesk Common Stock as reported on the Nasdaq was $27.625 per share. On February 27, 1997, the closing price of Autodesk Common Stock as reported on the Nasdaq was $34.875 per share. There can be no assurance as to the actual price of Autodesk Common Stock prior to, at or at any time following the Effective Time of the Merger, or in the event the Merger is not consummated.

  Softdesk Common Stock has been traded on the Nasdaq under the symbol "SDSK" since Softdesk's initial public offering in February 1994. On December 9, 1996, the day immediately prior to the public announcement of the execution of the Agreement, the closing price of Softdesk Common Stock as reported on the Nasdaq was $9.25 per share. On December 18, 1996, the day immediately prior to the public announcement of the Amended Agreement, the closing price of Softdesk Common Stock as reported on the Nasdaq was $10.375 per share. On February 27, 1997, the closing price of Softdesk Common Stock as reported on the Nasdaq was $14.063 per share. Following the Merger, Softdesk Common Stock will no longer be traded on the Nasdaq. There can be no assurance as to the actual price of Softdesk Common Stock prior to or at the Effective Time of the Merger, or in the event the Merger is not consummated. See "Risk Factors" and "Market Price and Dividend Information."

 Termination

  The Amended Agreement may be terminated under certain circumstances, including, without limitation, by mutual written consent of Autodesk and Softdesk authorized by their respective Boards of Directors, and by either Autodesk or Softdesk: if the other party commits certain breaches of any representation, warranty or covenant contained in the Amended Agreement; if consummation of the Merger is prohibited by an order or other action of a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission; if the Merger is not consummated on or before May 31, 1997 (except that the Amended Agreement cannot be terminated pursuant to this latter provision by a party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date where such action or failure to act constitutes a breach of the Amended Agreement); if Softdesk shall have accepted certain acquisition proposals or if any such proposal has been recommended by the Softdesk Board to the Softdesk stockholders; if the required approval of the Softdesk stockholders shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or any adjournment thereof, provided such right of termination shall not be available to Softdesk if the failure to obtain stockholder approval shall have been caused by action or inaction in breach of the Amended Agreement; or if a material adverse effect (as defined) with respect to the other party has occurred since the date of the Amended Agreement. In addition, the Amended Agreement may be terminated by Autodesk if the Softdesk Board shall have (i) failed to convene a meeting of Softdesk stockholders in accordance with the terms of the Amended Agreement, (ii) failed to recommend approval of the Amended Agreement and the Merger or withheld, withdrawn or modified in a manner adverse to Autodesk, such recommendation in favor of the Merger, or (iii) failed to reject an Acquisition Proposal within ten days. See "Terms of the Merger--Termination of the Amended Agreement."

 Break-Up Fees

  Softdesk has agreed that, in the event that the required approval of Softdesk's stockholders contemplated by the Amended Agreement has not been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of Softdesk stockholders convened for such purpose, Softdesk will immediately pay to Autodesk $750,000. Similarly, in the event the Amended Agreement is terminated because (a) Softdesk accepts a Superior Proposal (in the absence of Autodesk having suffered an event which constitutes a material adverse effect) or (b) the Softdesk Board (i) recommends a Superior Proposal to the Softdesk stockholders, (ii) fails to convene a stockholders' meeting as required by the Amended Agreement, (iii) fails to recommend approval of the Amended Agreement and the Merger or withholds, withdraws or modifies in a manner adverse to Autodesk its recommendation in favor of the Merger, or (iv) fails to reject an Acquisition Proposal within ten days of its making (in each case in the absence of Autodesk having suffered an event which constitutes a material adverse effect), Softdesk has agreed to immediately pay to Autodesk $2,500,000. Furthermore, Softdesk has agreed that in the event that the Amended Agreement is terminated as a result of any of the events described in this paragraph, and within six months of such termination Softdesk enters into any transaction which gives effect to an Acquisition Proposal by a third party, Softdesk will pay to Autodesk, upon the consummation of such transaction, $5,000,000 minus any amounts previously paid under the circumstances described in the preceding sentences. See "Terms of the Merger--Break Up Fees; Expenses." The occurrence of any of the foregoing events, among other events, will also entitle Autodesk to exercise its rights under the Amended Option Agreement. See "Terms of the Merger--Stock Option Agreement."

 Conditions to the Merger

  Consummation of the Merger is subject to the satisfaction of the following conditions: approval by the requisite vote of the stockholders of Softdesk shall have been obtained; the Registration Statement filed with the SEC relating to the issuance of shares of Autodesk Common Stock in connection with the Merger shall be effective and such shares shall be authorized for listing on the Nasdaq; no injunction, court order, or other legal restraint preventing consummation of the Merger shall be in effect; Autodesk and Softdesk shall have received opinions from their respective legal counsel to the effect that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code; and the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated by the reviewing agency and any similar government requirements shall have been complied with or satisfied. In addition, the obligations of Softdesk to consummate the Merger are subject to the following conditions, unless waived by Softdesk: the representations and warranties of Autodesk and Merger Sub contained in the Amended Agreement shall be accurate as of the closing, except where any breach or breaches did not have or would not reasonably be expected to have a material adverse effect on Autodesk; Autodesk and Merger Sub shall have performed in all material respects the covenants required by the Amended Agreement; the shares of Autodesk Common Stock issuable to stockholders of Softdesk pursuant to the Amended Agreement shall have been authorized for listing on the Nasdaq; and Softdesk shall have received a legal opinion from counsel to Autodesk in such form as shall be reasonably acceptable to Softdesk. In addition, the obligations of Autodesk to consummate the Merger are subject to the following conditions, unless waived by Autodesk: the representations and warranties of Softdesk contained in the Amended Agreement shall be accurate as of the closing, except where any breach or breaches did not have or would not reasonably be expected to have a material adverse effect on Softdesk; Softdesk shall have performed in all material respects the covenants required by the Amended Agreement; certain affiliates and employees of Softdesk shall have signed voting and/or noncompetition agreements; and Autodesk shall have received a legal opinion from counsel to Softdesk in such form as shall be reasonably acceptable to Autodesk. See "Terms of the Merger--Conditions to the Merger."

 Stock Option Agreement

  As an inducement to Autodesk to enter into the Amended Agreement, Softdesk entered into a Stock Option Agreement with Autodesk dated December 10, 1996 (the "Option Agreement"), as amended on December 19, 1996 (as amended, the "Amended Option Agreement"), pursuant to which Softdesk granted Autodesk the right (the "Option"), under certain conditions, to purchase up to 1,195,095 shares of Softdesk Common Stock by paying to Softdesk $11.715 per share for each share purchased under the Option.

  Subject to certain conditions, the Option may be exercised in whole or in part by Autodesk (i) upon the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of capital stock of Softdesk, (ii) in the event the approval of the Softdesk stockholders required by the Amended Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of Softdesk stockholders duly convened therefor or at any adjournment thereof, (iii) in the event that Softdesk shall have accepted a Superior Proposal or if the Softdesk Board shall have recommended a Superior Proposal to the Softdesk stockholders, or (iv) in the event that the Softdesk Board shall have failed to convene the stockholders meeting required by the Amended Agreement, failed to recommend approval of the Amended Agreement and the Merger in the proxy statement to be provided to the Softdesk stockholders in connection with the Merger, or withheld, withdrawn or modified in a manner adverse to Autodesk its recommendation in favor of the Merger, or failed to reject an Acquisition Proposal within ten days of its making (any of the events specified in clauses
(i), (ii), (iii) or (iv) of this sentence being referred to herein as an "Exercise Event"). The Amended Option Agreement terminates upon the earlier of
(i) the Effective Time, (ii) 180 days following the termination of the Amended Agreement if an Exercise Event shall have occurred on or prior to the date of such termination, or (iii) the date on which the Amended Agreement is terminated if an Exercise Event shall not have occurred on or prior to such date; provided, however, that with respect to clause (ii) of this sentence, if the Option cannot be exercised by reason of any applicable government order or waiting period continuing in force, then the Option will not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if Autodesk is in breach in any material respect of any of its covenants or agreements contained in the Amended Agreement. See "Terms of the Merger--Stock Option Agreement."

  The Option Agreement also gives Autodesk the right, in certain circumstances, to require Softdesk to purchase all shares of Softdesk Common Stock acquired by Autodesk upon exercise of the Option.

 Voting Agreements

  Each of David C. Arnold, Jesse F. Devitte, David A. Paine and August Grasis III (who own as of December 31, 1996 an aggregate of 1,161,785 of the outstanding shares of Softdesk Common Stock, representing approximately 19% of the votes entitled to be cast by holders of Softdesk Common Stock issued and outstanding as of December 31, 1996) has entered into a voting agreement with Autodesk (each, a "Voting Agreement"). Messrs. Arnold, Devitte, Paine and Grasis are all executive officers or key personnel of Softdesk. Pursuant to the

Voting Agreement, each of the foregoing Softdesk stockholders has agreed to vote in favor of approval of the Amended Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and against approval of any proposal made in opposition to or competition with consummation of the Merger. See "Terms of the Merger--Voting Agreements."

 Non-Competition Agreements

  Prior to the Effective Time, and as a condition to Autodesk's obligations with respect to the Merger, each of David C. Arnold, Jesse F. Devitte, David A. Paine and August Grasis III (each, an "Employee", and collectively, the "Employees") shall have entered into a non-competition agreement with Autodesk (each, a "Non-Competition Agreement"). Each Non-Competition Agreement requires that, during the period commencing on the Closing Date and ending two years after the Closing Date, the Employee shall not, directly or indirectly, (i) participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that directly or indirectly relates to or competes with Softdesk's or Autodesk's products or services related in any way to computer-aided design software, (ii) induce or attempt to induce any person who at the time of such inducement is an employee of Softdesk or Autodesk to perform work or services for any other person other than Autodesk or Softdesk, or (iii) permit the name of such Employee to be used in connection with a competitive business. "See Terms of the Merger--Conditions to the Merger" and "--Non-Competition Agreements."

 Affiliate Agreements

  Each of the directors and executive officers of Softdesk have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Softdesk Common Stock held by them prior to the Merger and the shares of Autodesk Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities and tax laws. See "Terms of the Merger--Conditions to the Merger" and "--Affiliate Agreements."

 Interests of Certain Persons

  The Amended Agreement provides that Autodesk will assume Softdesk's outstanding stock options under the Softdesk Stock Option Plans, which options will become exercisable in full as a result of the Merger and thereafter such options will be exercisable for Autodesk Common Stock. In light of the premium reflected in the Exchange Ratio, Softdesk's officers and directors holding stock options will thus receive a significant benefit from the Merger in the form of the higher value of shares issuable upon exercise of their options.

  Autodesk has entered into oral agreements with certain Softdesk affiliates, pursuant to which such persons will receive certain employment and stock compensation packages consistent with their anticipated employment with Autodesk following the Merger. See "Terms of the Merger--Interests of Certain Persons." Officers of Softdesk will not receive or be entitled to any other payments by virtue of the Merger except as shareholders or option holders of Softdesk.

  The Amended Agreement provides that, from and after the Effective Time, the Softdesk Subsidiary will fulfill and honor in all respects the indemnification obligations of Softdesk to its officers and directors pursuant to the provisions of its Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time. For a period of two years after the Effective Time, Autodesk will ensure that the Softdesk Subsidiary fulfills the foregoing obligations. The Amended Agreement also provides that the Certificate of Incorporation and Bylaws of the Softdesk Subsidiary will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of Softdesk, which provisions will not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Softdesk, unless such modification is required by law. See "Terms of the Merger--Interests of Certain Persons."

 No Appraisal Rights

  Stockholders of Softdesk who dissent from the Merger will not be entitled to rights of appraisal under Section 262 of the Delaware General Corporation Law. See "Softdesk, Inc. Special Meeting--No Appraisal Rights." Accordingly, stockholders who do not wish to receive Autodesk Common Stock in exchange for their shares of Softdesk Common Stock must liquidate their investment by selling their stock in the market prior to consummation of the Merger.

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical per share data of Autodesk and Softdesk and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a purchase method of accounting, assuming an average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq for the five trading days immediately preceding the Closing Date equal to $32.07 per share, and thus that 0.4677 of a share of Autodesk Common Stock is issued in exchange for one share of Softdesk Common Stock in the Merger. This data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined condensed financial information and the separate historical financial statements of Autodesk and Softdesk and notes thereto, included elsewhere in this Proxy Statement/Prospectus. The pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                  FISCAL          NINE MONTHS
                                          YEAR ENDED JANUARY 31,     ENDED
                                          ----------------------- OCTOBER 31,
                                          1994  1995     1996         1996
                                          ----- ----- ----------- ------------
HISTORICAL--AUTODESK:
Net income per share..................... $1.25 $1.14   $ 1.76       $ 0.75
Book value per share.....................  6.25  6.85     7.39         5.44
                                                                  NINE MONTHS
                                          YEAR ENDED DECEMBER 31,    ENDED
                                          ----------------------- DECEMBER 31,
                                          1994  1995     1996         1996
                                          ----- ----- ----------- ------------
HISTORICAL--SOFTDESK:
Net income (loss) per share.............. $0.46 $0.58   $(0.13)      $(0.19)
Book value per share.....................  3.85  4.06     3.98         3.98
                                                      FISCAL YEAR NINE MONTHS
                                                         ENDED       ENDED
                                                      JANUARY 31, OCTOBER 31,
                                                         1996         1996
                                                      ----------- ------------
PRO FORMA COMBINED NET INCOME PER
 SHARE(1):
Per Autodesk share.......................                $1.65        $0.62
Equivalent per Softdesk share............                 0.77         0.29

                                                                        AS OF
                                                                     OCTOBER 31,
                                                                        1996
                                                                     -----------
PRO FORMA COMBINED BOOK VALUE PER SHARE(1)(2):
Per Autodesk share..................................................    $5.92
Equivalent per Softdesk share.......................................    $2.77

--------
(1) The unaudited equivalent Softdesk pro forma per share amounts are calculated by multiplying the Autodesk combined pro forma per share amounts by the Exchange Ratio.
(2) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period.

                     MARKET PRICE AND DIVIDEND INFORMATION

AUTODESK STOCK PRICE AND DIVIDEND INFORMATION

  Autodesk Common Stock is traded on the Nasdaq under the symbol "ADSK." The following table sets forth the range of high and low sales prices per share for Autodesk Common Stock as reported on the Nasdaq for the periods indicated (as adjusted to reflect a stock split in October 1994).

                                                               HIGH    LOW
                                                               ----    ----
   Fiscal Year 1998
     First Quarter (February 1, 1997 through
      February 27, 1997).....................................  $36 3/8  $28 1/4
   Fiscal Year 1997
     First Quarter............................................ $44 1/4  $29 3/4
     Second Quarter...........................................  42 3/4   20 1/2
     Third Quarter............................................  27 1/2   18 1/2
     Fourth Quarter...........................................  35 3/8   21
   Fiscal Year 1996
     First Quarter............................................ $44      $33
     Second Quarter...........................................  50 1/4   34
     Third Quarter............................................  53       33
     Fourth Quarter...........................................  39 1/2   27 3/4

  As of December 9, 1996, the last day prior to the public announcement of the execution of the Agreement, high and low sales prices per share of Autodesk Common Stock as reported on the Nasdaq were $28 7/8 and $27, respectively, and the closing price for the Autodesk Common Stock as reported on the Nasdaq was $27 1/4 per share. As of December 18, 1996, the last day prior to the public announcement of the execution of the Amended Agreement, high and low sales prices per share of Autodesk Common Stock as reported on the Nasdaq were $27 3/4 and $27, respectively, and the closing price for the Autodesk Common Stock as reported on the Nasdaq was $27 5/8 per share.

  As of February 27, 1997, the closing price of Autodesk Common Stock as reported on the Nasdaq was $34.875 per share.

  Autodesk has paid quarterly dividends of $0.06 per share with respect to fiscal years 1996 and 1997, and currently intends to continue paying such cash dividends on a quarterly basis.

SOFTDESK STOCK PRICE AND DIVIDEND INFORMATION

  Softdesk's Common Stock has been traded on the Nasdaq under the symbol "SDSK" since Softdesk's initial public offering in February 1994. The following table sets forth for the periods indicated the high and low sales prices per share for Softdesk's Common Stock.


                                                              HIGH       LOW
                                                             -------    ------
   Fiscal Year 1997
     First Quarter (January 1, 1997 through
      February 27, 1997).................................... $ 15 1/2   $ 14
   Fiscal Year 1996
     First Quarter.......................................... $ 20 1/2   $ 11
     Second Quarter.........................................   14 3/4      8 1/2
     Third Quarter..........................................    9 1/2      5
     Fourth Quarter.........................................   16 1/4      4 1/2
   Fiscal Year 1995
     First Quarter.......................................... $ 26       $ 16
     Second Quarter.........................................   25         18 3/4
     Third Quarter..........................................   28 1/2     20 1/4
     Fourth Quarter.........................................   25 1/2     18 3/4

  On December 9, 1996, the last day prior to the announcement of the execution of the Agreement, the high and low sales prices per share of Softdesk Common Stock as reported on the Nasdaq were $10 and $9 1/4, respectively, and the closing price of Softdesk Common Stock was $9 1/4 per share. As of December 18, 1996, the last day prior to the public announcement of the Amended Agreement, high and low sales prices per share of Softdesk Common Stock as reported on the Nasdaq were $10 39/64 and $10 1/4, respectively, and the closing price of Softdesk Common Stock was $10 3/8 per share.

  As of February 27, 1997, the closing price for Softdesk Common Stock as reported on the Nasdaq was $14.063 per share.

  Before giving effect to any acquisitions, Softdesk never paid any cash dividends on its Common Stock. Softdesk currently intends to retain any earnings for future growth and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

  At the Softdesk Record Date, there were approximately 296 Softdesk stockholders of record.

                                 AUTODESK, INC.

                       SELECTED QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)
                     (In thousands, except per share data)

                               1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                               ----------- ----------- ----------- -----------
Fiscal year ended January 31,
 1997:
  Net revenues................  $136,281    $128,745    $116,647         N/A
  Gross margin................   118,989     112,123     101,427         N/A
  Income from operations......    28,125      17,123       7,502         N/A
  Net income..................    19,060      10,645       5,873         N/A
  Net income per share........      0.39        0.22        0.13         N/A
Fiscal year ended January 31,
 1996:
  Net revenues................  $138,658    $140,686    $128,537    $126,286
  Gross margin................   121,373     123,324     112,419     110,239
  Income from operations......    38,408      38,897      28,046      23,676
  Net income..................    25,977      26,299      19,207      16,305
  Net income per share........      0.51        0.52        0.38        0.34
Fiscal year ended January 31,
 1995:
  Net revenues................  $106,578    $110,259    $108,179    $129,596
  Gross margin................    91,479      95,123      93,994     112,291
  Income from operations......    24,340      24,398      23,230       9,943
  Net income..................    16,446      16,587      15,896       7,677
  Net income per share........      0.33        0.34        0.32        0.15

 SELECTED HISTORICAL AND UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA
                   (In thousands, except per share amounts)

  The following selected historical financial information of Autodesk and Softdesk has been derived from their respective historical financial statements, and should be read in conjunction with each company's consolidated financial statements and the notes thereto, included elsewhere in this Proxy Statement/Prospectus. The selected pro forma financial information is derived from the unaudited pro forma condensed combined financial statements and should be read in conjunction with such unaudited pro forma statements and the notes thereto included in this Proxy Statement/Prospectus. For purposes of the pro forma operating data, Autodesk's consolidated financial statements for the fiscal year ended January 31, 1996, and for the nine months ended October 31, 1996 have been combined with the Softdesk consolidated financial statements for the year ended December 31, 1995, and for the nine months ended December 31, 1996, respectively. Autodesk has paid quarterly dividends of $0.06 per share with respect to fiscal years 1994, 1995, 1996 and 1997, and currently intends to continue paying such cash dividends on a quarterly basis. Before giving effect to any acquisitions, Softdesk never paid any cash dividends on its Common Stock. Softdesk currently intends to retain any earnings for future growth and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Prior to the respective dates of certain acquisitions by Softdesk, the acquired companies declared and paid cash dividends of $208,000 in 1994. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

              AUTODESK SELECTED HISTORICAL FINANCIAL INFORMATION

                                                                       NINE MONTHS ENDED
                                 FISCAL YEAR ENDED JANUARY 31,            OCTOBER 31,
                          -------------------------------------------- -----------------
                            1992     1993     1994     1995     1996     1995     1996
                          -------- -------- -------- -------- -------- -------- --------
HISTORICAL CONSOLIDATED
 STATEMENT OF INCOME
 DATA:
Net revenues............  $273,974 $353,154 $405,596 $454,612 $534,167 $407,881 $381,673
Income from operations..    80,231   63,197   89,703   81,911  129,027  105,351   52,750
Net income..............    57,794   43,873   62,166   56,606   87,788   71,483   35,578
Net income per share....  $   1.15 $   0.88 $   1.25 $   1.14 $   1.76 $   1.41 $   0.75
Shares used in computing
 net income per share...    49,980   49,800   49,740   49,840   49,800   50,520   47,480
                                       AS OF JANUARY 31,                     AS OF
                          --------------------------------------------    OCTOBER 31,
                            1992     1993     1994     1995     1996         1996
                          -------- -------- -------- -------- --------    ----------
HISTORICAL CONSOLIDATED
 BALANCE SHEET DATA:
Working capital.........  $190,554 $165,261 $177,241 $218,095 $203,539     $161,274
Total assets............   328,026  358,283  404,874  482,076  517,929      477,163
Put warrants............       --       --       --       --       --        64,500
Total stockholders'
 equity.................   267,305  267,833  296,879  323,484  342,328      243,860

               SOFTDESK SELECTED HISTORICAL FINANCIAL INFORMATION

                                                                  NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,           DECEMBER 31,
                          --------------------------------------- -----------------
                           1991    1992    1993    1994    1995     1995     1996
                          ------- ------- ------- ------- ------- -------- --------
HISTORICAL CONSOLIDATED
 STATEMENT OF INCOME
 DATA:
Revenues................  $15,307 $19,431 $26,115 $30,582 $41,737 $ 32,412 $ 25,548
Operating income
 (loss).................      638   1,764   1,960   3,449   5,568    3,690   (1,273)
Net income (loss).......      325   1,057   1,342   2,369   3,579    2,374   (1,129)
Pro forma net income
 (loss).................      361   1,083   1,295   2,590   3,579    2,374   (1,129)
Pro forma net income
 (loss) per share.......  $  0.07 $  0.31 $  0.34 $  0.46 $  0.58 $   0.38 $  (0.19)
Shares used in computing
 pro forma net income
 (loss) per share.......    2,950   2,969   3,859   5,619   6,161    6,179    6,004
                                    AS OF DECEMBER 31,
                          ---------------------------------------
                           1992    1993    1994    1995    1996
                          ------- ------- ------- ------- -------
HISTORICAL CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.........  $ 1,086 $ 1,622 $ 9,199 $15,698 $16,308
Total assets............    8,168  10,250  29,439  35,117  31,346
Redeemable convertible
 preferred stock........    2,024   2,186     --      --      --
Long-term obligations...      --      --      --    1,193     --
Total stockholders'
 equity.................      337   1,238  22,008  24,263  23,970

     UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

                                                        FISCAL YEAR NINE MONTHS
                                                           ENDED       ENDED
                                                        JANUARY 31, OCTOBER 31,
                                                           1996        1996
                                                        ----------- -----------
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME DATA:
Net revenues...........................................  $575,904    $407,221
Income from operations.................................   128,750      47,093
Net income.............................................    86,855      31,065
Net income per share...................................  $   1.65    $   0.62
Shares used in per share computation...................    52,681      50,288

                                                                        AS OF
                                                                     OCTOBER 31,
                                                                        1996
                                                                     -----------
PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA:
Working capital.....................................................  $171,582
Total assets........................................................   533,984
Put warrants........................................................    64,500
Stockholders' equity................................................   281,980

  See "Unaudited Pro Forma Condensed Combining Financial Information" and accompanying notes thereto.

                                 RISK FACTORS

  The operating results of Autodesk are, and the future operating results of the Combined Company after the Merger will be, subject to a number of risks, some of which are set forth in "Autodesk Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Risk Factors Which May Impact Future Operating Results," which should be evaluated carefully by the Softdesk stockholders. In addition, the following factors should be considered carefully in evaluating the proposals to be voted on at the Softdesk Meeting and the acquisition of the securities offered hereby.

UNCERTAINTIES RELATING TO THE INTEGRATION OF OPERATIONS

  Softdesk and Autodesk have entered into the Amended Agreement with the belief that the Merger will result in beneficial synergies for the Combined Company. The proposed Merger entails a number of risks, including successfully managing the integration of the Softdesk operations, retention of key employees at Softdesk and managing a larger and more geographically disparate business. There can be no assurance that Autodesk will successfully manage this business or obtain anticipated synergies. In addition, the Merger could require significant additional management attention. If Autodesk is unsuccessful in integrating and managing the Softdesk business, the Combined Company's business, consolidated results of operations and financial condition could be materially adversely affected.

POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS

  Although Autodesk and Softdesk believe that beneficial synergies will result from the Merger, there can be no assurance that combining the two companies' businesses, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently, or as to the period of time required to achieve such result. The issuance of Autodesk Common Stock in connection with the Merger will have the effect of reducing Autodesk's net income per share and could reduce the market price of Autodesk Common Stock unless and until revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved. There can be no assurance that stockholders of Softdesk would not achieve greater returns on investment if Softdesk were to remain an independent company.

COSTS OF INTEGRATION; TRANSACTION EXPENSES

  Autodesk estimates that it will incur direct transaction costs associated with the Merger in the range of approximately $2.5 million to $3.5 million. Softdesk has incurred direct transaction costs associated with the Merger of approximately $1.4 million which were charged to operations in the Softdesk quarter ended December 31, 1996. In addition, the Combined Company expects to incur additional significant charges to operations estimated to be in the range of $50 million to $60 million with respect to in-process research and development which will be taken in the quarter in which the Merger is consummated. The Combined Company also expects to incur approximately $3 million for personnel redeployment and related costs. In addition, the Combined Company expects to incur additional expenses of approximately $3 million to $4 million with regard to integrating the two companies. There can be no assurance that the Combined Company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Merger.

IMPACT OF COMBINATION ON RELATIONSHIPS WITH THIRD PARTY DEVELOPERS AND END-
USERS

  Autodesk's business strategy has historically depended in large part on its relationships with third party developers, who provide products that expand the functionality of Autodesk's design software. In the AEC market in particular, a number of developer partners, including Softdesk, have contributed to demand for AutoCAD by providing application products with high levels of functionality. Because Softdesk has products which compete with the product offerings of some of these developers, the proposed Merger may negatively impact certain of these relationships. However, Autodesk's commitment to maintain an open architecture for AutoCAD and for certain of Softdesk's products should permit third party developers to continue to develop and market specific applications. While Autodesk and Softdesk believe that the Merger will ultimately improve the quality of the platform on which developer products are based and permit achievement of higher functionality and greater customer satisfaction, thereby benefiting both the Combined Company and the developer base, there can be no assurance that certain developers will not elect to support other products or otherwise experience disruption in product development and delivery cycles. Such disruption in particular markets could negatively impact these third party developers and end-users during the transitional period, which could have a material adverse effect on the Combined Company's business, consolidated results of operations and financial condition.

RISKS ASSOCIATED WITH AEC MARKET

  Softdesk and Autodesk believe that each has been able to achieve current levels of market acceptance for its products through a combination of product features and performance, price, innovation and the reputations of both Softdesk and Autodesk as proven and reliable suppliers in the AEC market. As competition in the AEC market intensifies, the Combined Company may encounter significant challenges in attempting to retain and develop market acceptance for its products which could have a material adverse effect on the Combined Company's business, consolidated results of operations and financial condition. Factors which could affect the AEC market include downward pricing pressure, consolidation resulting in strengthened competitors, product combinations which offer more comprehensive solutions to customers, varying economic conditions in specific geographical regions, technological innovation by competitors, entry of new competitors into the AEC market and changes in the design and construction process resulting in changes in the demand for the type of software produced by the Combined Company. There can be no assurance that following the Merger the Combined Company will be able to respond promptly or effectively to these or other changes and challenges in the AEC market.

FLUCTUATIONS IN OPERATING RESULTS

  Each of Autodesk's and Softdesk's quarterly operating results have in the past, and the Combined Company's results may in the future, fluctuate significantly depending on factors such as seasonal slowing in certain geographic regions, the size and timing of orders, the level of product and price competition, and general economic factors. Autodesk and Softdesk have routinely received, and the Combined Company may routinely receive, a substantial portion of its orders in the last month of a fiscal quarter, with these orders frequently concentrated in the last weeks or days of a fiscal quarter. As a result, the Combined Company may not learn of revenue shortfalls until late in a fiscal quarter. Additionally, the Combined Company's operating expenses are expected to be based in part on its expectations for future revenues and will be relatively fixed in the short term. Accordingly, any revenue shortfall could have an immediate and significant adverse effect on the Combined Company's business, consolidated results of operations and financial condition. Similarly, shortfalls in revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of Autodesk Common Stock.

PRODUCT DEVELOPMENT AND INTRODUCTION

  The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. Future results of the Combined Company will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation, and training. Delays or difficulties with new product introductions or product enhancements planned for future periods could have a material adverse effect on the Combined Company's business and consolidated results of operations. Further, increased competition in the market for design, multimedia, data management, or data publishing software products could also have a negative impact on the Combined Company's business, consolidated results of operations and financial condition.

  The software products historically offered by Softdesk and Autodesk are internally complex and may contain errors or defects ("bugs"), especially when first introduced. Despite extensive product testing and quality control, there can be no assurance that defects and errors will not be found in the Combined Company's products. Such defects or errors could result in damage to the Combined Company's reputation, loss of revenues, or lack of market acceptance of its products, any of which could have a material and adverse effect on the Combined Company's business, consolidated results of operations and financial condition.

  Certain of the historical product development activities of Softdesk and Autodesk have been performed by independent firms and contractors, while other technologies are licensed from third parties. Softdesk and Autodesk generally either own or have exclusive licenses for use of the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for Softdesk and Autodesk in the past, will be able to provide development support to the Combined Company in the future. Similarly, there can be no assurance that the Combined Company will be able to obtain and renew license agreements on favorable terms, if at all, which could have a material adverse effect on the Combined Company's business, consolidated results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

  The Combined Company's future success depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on its business and operating results. Additions of new and departures of existing personnel, particularly in key positions, can be disruptive and can result in departures of existing personnel. In addition, as a result of the Merger, and pursuant to the terms of Softdesk Stock Option Plans, immediately prior to the Effective Time, the exercisability of outstanding options under such plans will accelerate in full. Such acceleration may reduce the incentive for certain Softdesk employees to remain with the Combined Company.

COMPETITION

  The market for design and visualization software is highly competitive and subject to rapid technological change. A number of Softdesk's current competitors have larger installed customer bases than Softdesk. In addition, some of the Combined Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Furthermore, because there are relatively low barriers to entry in the software industry, Autodesk and Softdesk expect that additional competition may arise from other established and emerging companies, which may choose to enter the market by developing products that compete with those offered by the Combined Company or by acquiring companies, businesses, products or product lines that compete with the Combined Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. Autodesk and Softdesk also believe that competition will increase as a result of software industry consolidation. There can be no assurance that the Combined Company's current or potential competitors will not develop or acquire products comparable or superior to those developed by the Combined Company, combine or merge to form significant competitors, or adapt more quickly than the Combined Company to new technologies, evolving industry trends and changing customer requirements. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect the Combined Company's business, consolidated results of operations and financial condition.

  In addition, competitors and potential competitors may resort to litigation as a means of competition. Such litigation may be costly and expose the Combined Company to new claims that it may not have anticipated. Any litigation involving the Combined Company, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Combined Company and significant diversion of effort by the Combined Company's technical and management personnel. In addition, there can be no assurance that litigation, either instituted by or against the Combined Company, will not be necessary to resolve issues that may arise from time to time in the future with other competitors. Any such litigation could have a material adverse effect upon the Combined Company's business, consolidated results of operations and financial condition.

INTERNATIONAL REVENUES

  International revenues represented approximately 58%, 61%, 64% and 67% of Autodesk's consolidated revenues for the fiscal years ended January 31, 1994, 1995, 1996 and the nine months ended October 31, 1996, respectively, and represented approximately 42%, 32%, 31% and 32% of Softdesk's net revenues for the fiscal years ending December 31, 1994, 1995 and 1996 and the nine months ended December 31, 1996, respectively. Each of Autodesk and Softdesk anticipates that international revenues will continue to account for a significant portion of the Combined Company's revenues. Risks inherent in the Combined Company's international sales include the following: unexpected changes in regulatory practices and tariffs; difficulties in staffing and managing foreign operations; difficulties in translating and otherwise localizing products for foreign markets; maintaining and building distribution channels; longer collection cycles; potential changes in tax laws; greater difficulty in protecting intellectual property; and the impact of fluctuating exchange rates between the US dollar and foreign currencies (in particular, the Japanese yen and the German mark) in markets where each of Autodesk and Softdesk does business. The Combined Company's international results may also be impacted by general economic and political conditions in these foreign markets. There can be no assurance that the Combined Company will be able to maintain or increase international market demand for its products or that other factors will not have a material adverse effect on the Combined Company's international sales and consequently on the Combined Company's business, consolidated results of operations and financial condition.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISK OF THIRD PARTY CLAIMS FOR
INFRINGEMENT

  Autodesk and Softdesk rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect their respective proprietary rights. Despite such efforts to protect their proprietary rights, unauthorized parties may attempt to copy aspects of Autodesk's or Softdesk's products or to obtain and use information that Autodesk or Softdesk regards as proprietary. Policing unauthorized use of Autodesk's or Softdesk's products is difficult, time-consuming and costly. Although neither Autodesk nor Softdesk is able to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Combined Company's means of protecting its proprietary rights will be adequate or that its competitors will not independently develop similar technology. Autodesk and Softdesk expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in their industry segments grows and the functionality of products in different industry segments overlaps. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Combined Company or that any such assertions will not have a material adverse effect on its business. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and diversion of resources, cause product shipment delays or require the Combined Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on the Combined Company's business, consolidated results of operations and financial condition.

  Each of Autodesk and Softdesk also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available on commercially reasonable terms, or that the software will be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to, or inability to support, maintain and enhance, any of such software, could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed and integrated, which would have a material adverse effect on the Combined Company's business, consolidated results of operations and financial condition.

VOLATILITY OF STOCK PRICES

  The market for Autodesk's and Softdesk's Common Stock is highly volatile. The trading price of Autodesk Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements following the Merger of technological innovations or new products by Autodesk or its competitors, changes in prices of Autodesk's or its competitors' products and services, changes in product mix, changes in revenue and revenue growth rates for Autodesk as a whole or for geographic areas or business units, and other events or factors. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the markets in which Autodesk does business or relating to Autodesk or Softdesk specifically have resulted, and could in the future result, in an immediate and adverse effect on the market price of Autodesk's Common Stock. Statements by financial or industry analysts regarding the impact on Autodesk's net income per share resulting from the Merger and the extent to which such analysts expect potential business synergies to impact reported results in future periods can be expected to contribute to volatility in the market price of Autodesk's Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many high-technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Autodesk Common Stock.

EFFECT ON EXCHANGE RATIO OF PRICE OF AUTODESK COMMON STOCK

  Under the terms of the Amended Agreement, each share of Softdesk Common Stock issued and outstanding at the Effective Time will be converted into the right to receive that fraction of a share of Autodesk Common Stock obtained by dividing $15.00 by the average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq for the five trading days immediately preceding the Closing Date, subject to certain limitations if the price of Autodesk Common Stock declines below $16.00 per share. The Exchange Ratio is thus adjusted depending on fluctuations in the market price of Autodesk Common Stock. As long as the price of Autodesk Common Stock is at least $16.00 per share over the five consecutive trading days immediately preceding the Closing Date, Softdesk stockholders will be issued Autodesk Common Stock having an aggregate value of $15.00 per share of Softdesk Common Stock. If, however, the price of Autodesk Common Stock is less than $16.00 per share over such five days and Softdesk elects to proceed with the Merger at such lower price, Softdesk stockholders will receive shares of Autodesk Common Stock having a total value of less than $15.00 per share of Softdesk Common Stock. In addition, there can be no assurance that the market price of the Autodesk Common Stock on and after the Closing Date will not be lower than the value of Autodesk Common Stock on the Closing Date.

                        SOFTDESK, INC. SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to holders of Softdesk Common Stock in connection with the solicitation of proxies by the Softdesk Board for use at the Softdesk Meeting to be held on March 31, 1997, at the office of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, commencing at 10:00 a.m., local time, and at any adjournment or postponement thereof.

  This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Softdesk on or about March 6, 1997.

MATTERS TO BE CONSIDERED

  At the Softdesk Meeting, holders of Softdesk Common Stock will be asked to consider and vote upon (i) a proposal to approve and adopt the Amended Agreement and (ii) such other matters as may properly be brought before the Softdesk Meeting or any adjournment or postponement thereof.

RECOMMENDATION OF SOFTDESK BOARD OF DIRECTORS

  The Softdesk Board has unanimously approved the Amended Agreement and recommends a vote FOR the approval and adoption of the Amended Agreement.

RECORD DATE AND VOTING

  Softdesk has fixed January 31, 1997 as the record date for the determination of the Softdesk stockholders entitled to notice of and to vote at the Softdesk Meeting. Accordingly, only holders of record of Softdesk Common Stock on the record date will be entitled to notice of and to vote at the Softdesk Meeting. As of January 31, 1997, there were outstanding and entitled to vote 6,023,239 shares of Softdesk Common Stock (constituting all of the voting stock of Softdesk), which shares were held by approximately 296 holders of record. Each holder of record of shares of Softdesk Common Stock on the record date is entitled to one vote per share, which may be cast either in person or by properly executed proxy, at the Softdesk Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Softdesk Common Stock entitled to vote at the Softdesk Meeting is necessary to constitute a quorum at the Softdesk Meeting.

  The approval and adoption of the Amended Agreement will require the affirmative vote of the holders of a majority of the shares of Softdesk Common Stock outstanding on the record date.

  Shares of Softdesk Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the Softdesk Meeting. Shares which abstain from voting as to a particular matter will be treated as shares that are present and entitled to vote at the Softdesk Meeting for purposes of determining whether a quorum exists, but will not be counted as votes cast on such matter. If a broker or nominee holding stock in "street name" indicates on a proxy that it does not have discretionary authority to vote as to a particular matter ("broker non-votes"), those shares will be treated as present and entitled to vote at the Softdesk Meeting for purposes of determining whether a quorum exists. In determining whether the Amended Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Amended Agreement.

  As of December 31, 1996, directors and executive officers of Softdesk and their affiliates may be deemed to be beneficial owners of approximately 20% of the outstanding shares of Softdesk Common Stock. Each of the directors and executive officers of Softdesk has advised Softdesk that he or she intends to vote or direct the vote of all shares of Softdesk Common Stock over which he or she has voting control for approval and adoption of the Amended Agreement. In addition, certain directors and executive officers of Softdesk, who together beneficially own approximately 19% of the outstanding Softdesk Common Stock, have entered into agreements with Autodesk pursuant to which they agreed to vote in favor of the approval and adoption of the Amended Agreement and granted to Autodesk a proxy to vote their shares of Softdesk Common Stock in favor of the approval and adoption of the Amended Agreement. See "Softdesk--Softdesk Stock Information," "Terms of the Merger--Voting Agreements."

PROXIES

  This Proxy Statement/Prospectus is being furnished to Softdesk stockholders in connection with the solicitation of proxies by and on behalf of the Board of Directors of Softdesk for use at the Softdesk Meeting, and is accompanied by a form of proxy.

  All shares of Softdesk Common Stock which are entitled to vote and are represented at the Softdesk Meeting by properly executed proxies received prior to or at such Meeting, and not revoked, will be voted at such Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted for approval and adoption of the Amended Agreement.

  If any other matters are properly presented at the Softdesk Meeting for consideration, including, among other things, consideration of a motion to adjourn such Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Softdesk, at or before the taking of the vote at the Softdesk Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Softdesk before the taking of the vote at the Softdesk Meeting or (iii) attending the Softdesk Meeting and voting in person (although attendance at the Softdesk Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Softdesk, Inc., 7 Liberty Hill Road, Henniker, New Hampshire 03242, Attention: Secretary, or hand delivered to the Secretary of Softdesk at or before the taking of the vote at the Softdesk Meeting.

  All expenses of Softdesk's solicitation of proxies, including the cost of preparing and mailing this Proxy Statement/Prospectus to Softdesk stockholders, will be borne by Softdesk. In addition to solicitation by use of the mails, proxies may be solicited from Softdesk stockholders by directors, officers and employees of Softdesk in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Softdesk has retained Corporate Investor Communications, Inc., a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Softdesk Meeting at a cost of approximately $4,500 plus reimbursement of reasonable out-of-pocket expenses. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Softdesk will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

NO APPRAISAL RIGHTS

  Section 262 of the Delaware General Corporation Law provides appraisal rights (sometimes referred to as "dissenters rights") to stockholders of Delaware corporations in certain situations. However, Section 262 appraisal rights are not available to stockholders of a corporation, such as Softdesk,
(a) whose securities are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") and
(b) whose stockholders are not required to accept in exchange for their stock anything other than stock of another corporation listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD and cash in lieu of fractional shares. Because Softdesk's Common Stock is traded on such a system, the Nasdaq, and because the Softdesk stockholders are being offered stock of Autodesk, which is also traded on the Nasdaq, and cash in lieu of fractional shares, stockholders of Softdesk will not have appraisal rights with respect to the Merger. The Delaware General Corporation Law does not provide appraisal rights to stockholders of a corporation, such as Autodesk, which issues shares in connection with a merger but is not itself a constituent corporation in the merger.

  SOFTDESK STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

BACKGROUND OF THE MERGER

  Softdesk has since its inception been a major developer of architectural, engineering and construction applications software operating primarily with Autodesk's AutoCAD software. Softdesk has participated in Autodesk's Registered Developer Program for several years and licenses the AutoCAD OEM (Original Equipment Manufacturer) software for incorporation into certain of its products. Autodesk has been familiar with Softdesk's products and aware of their functions and capabilities since Softdesk was founded, and through its Registered Developer Program has provided Softdesk with assistance in developing products which operate optimally with AutoCAD.

  Over the past several years, representatives of Softdesk and Autodesk have from time to time had conversations concerning the possibility of an acquisition of Softdesk by Autodesk. All such conversations were exploratory in nature, and did not progress beyond the preliminary stage. In addition, Softdesk has from time to time engaged in discussions with other parties concerning a possible business combination with Softdesk.

  On October 10, 1996, Eric Herr, Autodesk's President and Chief Operating Officer and acting Vice President-Architecture, Engineering & Construction Market Group, during a trip to New Hampshire to meet with one of Autodesk's dealers, met with David C. Arnold, President and Chief Executive Officer of Softdesk, and viewed a presentation by Mr. Arnold's staff of Softdesk's new generation of software based on Autodesk's AutoCAD Runtime Extension ("ARX") programming environment. Mr. Herr recognized in Softdesk's software a global potential for integrated AEC software solutions which had not existed with previous versions of the companies' AEC products. During that meeting, Messrs. Herr and Arnold agreed to consider the advantages and risks of a merger of their companies and to discuss such matters further following a November 7, 1996 nationwide closed-circuit television marketing program to be presented by Autodesk which included a segment on Softdesk's implementation of Autodesk's ARX technology in its products.

  On November 1, 1996, Softdesk received a proposal from a third party (the "Third Party") to acquire Softdesk for $8.00 per share. Softdesk indicated to the Third Party that it would consider and respond to this proposal.

  On November 7, 1996, following the marketing program, Mr. Herr and Mr. Arnold discussed possible strategic advantages which might be realized through a business combination and agreed to engage in further discussions, subject to the agreement of Carol Bartz, Chief Executive Officer of Autodesk. The following morning, in a conversation with Mr. Herr, Ms. Bartz agreed that serious discussions concerning a possible combination were appropriate.

  On November 14, 1996, Mr. Arnold met with Mr. Herr and several members of Autodesk's Executive Staff in New Hampshire for in-depth discussions of the potential strategic benefits and risks of a business combination between Autodesk and Softdesk. Prior to commencing these discussions, the companies signed a non-disclosure agreement. No discussions concerning an acquisition price or other substantive terms were held at this meeting.

  On the morning of November 19, 1996, during a regularly-scheduled meeting of Autodesk's Executive Staff, the risks and benefits of a business combination with Softdesk were discussed at length, and a consensus was reached to request Autodesk's Board of Directors to authorize Autodesk's management to negotiate terms and conditions of a merger with representatives of Softdesk. In a telephone meeting of the Autodesk Board held that day, there was a preliminary discussion concerning the factors that supported a possible strategic business combination with Softdesk. The Autodesk Board also discussed possible terms of an acquisition and various strategic and operational matters relating to the business combination. The Autodesk Board authorized management to explore the possibility of combining with Softdesk and to continue discussions with representatives of Softdesk. At this time, Autodesk commenced discussions with its outside legal and financial advisors.

  On November 20, 1996, representatives of Autodesk and Softdesk, and their respective financial and legal advisors, met to discuss the structure and terms of a possible transaction. Autodesk proposed a merger in which Softdesk Stockholders would receive Autodesk Common Stock. Although no agreement on the value of the Autodesk Common Stock to be issued in the proposed merger was reached during this meeting, the values discussed were in excess of the $8.00 per share proposal from the Third Party. Between November 20 and November 27, 1996, discussions between representatives of Autodesk and Softdesk continued regarding the proposed merger.

  On November 22, 1996, Softdesk contacted the Third Party, indicated that Softdesk was considering an acquisition proposal from another party, and suggested that the Third Party notify Softdesk within the next several days if it wished to revise its prior acquisition proposal. On November 26, 1996, the Third Party contacted Softdesk and increased its acquisition proposal to approximately $9.00 per share in cash.

  On November 27, 1996, the Softdesk Board held a special meeting. Softdesk management updated the directors on the recent discussions with Autodesk concerning the proposed merger. Management informed the directors that, although an agreement had not yet been reached on price, the value being discussed for the Autodesk Common Stock to be issued in the proposed merger was approximately $11.50 per share of Softdesk Common Stock. Softdesk management also reviewed with the directors the acquisition proposal from the Third Party. The directors discussed at length the various advantages and disadvantages of the proposed merger with Autodesk and the proposal from the Third Party. At the conclusion of this meeting, it was the consensus of the Softdesk Board that Softdesk's management and its financial and legal advisors should pursue discussions with Autodesk. See "Approval of the Merger and Related Transactions--Softdesk's Reasons for the Merger."

  Numerous telephone discussions ensued between representatives of Autodesk and Softdesk during the period from November 27, 1996 through December 1, 1996, concerning the proposed merger, including the exchange ratio of Autodesk Common Stock to Softdesk Common Stock. On December 1, 1996, Autodesk and Softdesk reached preliminary agreement on a ratio at which Autodesk Common Stock would be exchanged for Softdesk Common Stock, contingent on mutually satisfactory resolution of other issues. Autodesk and Softdesk agreed that meetings would be held the following week to resolve those issues and that simultaneously with those discussions representatives of the two companies and their advisors would meet to conduct due diligence.

  Between December 2, 1996 and December 10, 1996, representatives of Autodesk and Softdesk and their respective technical, legal and financial advisors met and conversed by telephone to conduct the due diligence investigations of each other's company and to explore further potential synergies between the two companies and the operational issues associated with a merger. In addition, Autodesk's and Softdesk's legal counsel and executive officers had further discussions regarding the terms of the Agreement, the termination rights relating to the Agreement, the conditions upon which any breakup fees would be payable and the amount of such fees, and the representations, warranties and covenants to be made by the parties. Autodesk's and Softdesk's outside advisors had further discussions regarding issues surrounding the exchange ratio and other terms and conditions of the proposed merger.

  Between November 22, 1996 and December 5, 1996, Softdesk and the Third Party had various discussions relating to a potential business combination. On December 5, 1996, the Third Party presented Softdesk with a Term Sheet for a proposed acquisition of Softdesk at $11.00 per share in cash.

  Late in the afternoon of December 9, 1996, the Softdesk Board met to consider and vote upon the proposed merger with Autodesk and related matters. At this meeting, Softdesk management summarized the discussions with Autodesk over the past two weeks, Softdesk's financial and legal advisors made presentations concerning the proposed merger, the Agreement and the Option Agreement, and WA&H delivered its oral opinion that, as of such date, the consideration to be paid to the holders of Softdesk Common Stock in the proposed merger was fair from a financial point of view. Softdesk management also reviewed with the directors the terms of the most recent acquisition proposal from the Third Party, including the uncertainties associated therewith. Following such discussions and presentations, the Softdesk Board unanimously approved the Agreement with Autodesk and the related Option Agreement, which provided Autodesk with the right to purchase up to 1,195,095 shares of Softdesk Common Stock under certain circumstances, and unanimously recommended that the holders of Softdesk Common Stock vote in favor of the approval and adoption of the Agreement. See "Approval of the Merger and Related Transactions--Softdesk's Reasons for the Merger" and "-- Opinion of Softdesk's Financial Advisor."

  On December 10, 1996, the Autodesk Board convened by telephone to consider and vote upon the proposed merger and related transactions. At this meeting, management of Autodesk reported that agreement had been reached on the exchange ratio and responded to questions regarding various aspects of the proposed merger, and the Autodesk Board received reports from its outside advisors. After such review and discussions the Autodesk Board unanimously approved the Agreement. See "Approval of the Merger and Related Transactions-- Autodesk's Reasons for the Merger."

  Following such meeting, Autodesk and Softdesk executed the Agreement and issued a joint press release announcing the Merger. Under the terms of the Agreement as originally executed, each share of Softdesk Common Stock would be converted into 0.44 shares of Autodesk Common Stock (valued, based upon the closing price of Autodesk Common Stock on December 10, 1996, at $11.72 per share of Softdesk Common Stock). The exchange ratio of 0.44 was subject to adjustment under certain circumstances, provided that, in general, the value of the Autodesk Common Stock to be issued in the Merger could not be less than $11.00 per share of Softdesk Common Stock nor greater than $12.50 per share of Softdesk Common Stock.

  On December 12, 1996, Softdesk received an unsolicited written proposal from the Third Party to acquire Softdesk at a price of $14.00 per share in cash, common stock or a combination thereof. On December 13, 1996, the Softdesk Board met to discuss this acquisition proposal. After receiving advice from Softdesk's financial advisors and legal counsel, the Softdesk Board determined that the proposal constituted an "East Superior Proposal" as defined in the Agreement and that it was both permissible, under the terms of the Agreement, and advisable for Softdesk management to pursue discussions with the Third Party concerning such acquisition proposal. Softdesk also notified Autodesk of the receipt of such acquisition proposal and its principal terms, as required by the Agreement, as well as its intention to pursue discussions with the Third Party.

  Between December 14, 1996 and December 19, 1996, Softdesk and its advisors engaged in a series of meetings and discussions with the Third Party and its advisors for the purpose of discussing the terms upon which the Third Party was prepared to acquire Softdesk, negotiating a definitive acquisition agreement and allowing the Third Party to conduct a due diligence investigation of Softdesk's business. During this time, Softdesk and its representatives also held various discussions with Autodesk representatives. On December 16, 1996 Softdesk notified Autodesk that, in response to the Third Party's proposal, it had had discussions with the Third Party and provided Autodesk with a copy of a term sheet setting forth the principal terms of the proposal, as required by the Agreement. Softdesk further notified Autodesk that Softdesk had not yet determined whether the Third Party was willing to enter into an agreement consistent with such proposal and otherwise acceptable to Softdesk, and further that the Softdesk Board had not decided whether it would elect (i) to enter into such an agreement with the Third Party or (ii) reject such proposal. Softdesk informed Autodesk that the Softdesk Board intended to meet shortly thereafter to make a decision.

  On December 17 and 18, 1996, at its regularly scheduled meeting, the Autodesk Board considered the Third Party's acquisition proposal and its implications for the proposed Autodesk-Softdesk combination and for Autodesk's business strategy. After receiving and considering the report and recommendations of management and the reports of its outside advisors, the Autodesk Board authorized management to offer an amended proposal to Softdesk, which, among other things, increased the purchase price to $15.00 per share, based on the average trading price of Autodesk Common Stock for the five-day period prior to the closing of the Merger, but required as a condition to that increased offer that Softdesk agree to certain increases in the potential compensation to Autodesk in the event the Agreement should be later terminated by Softdesk.

  On the morning of December 19, 1996, Ms. Bartz, Autodesk's Chief Executive Officer, traveled to Henniker, New Hampshire, to meet with Softdesk management. At this meeting, Ms. Bartz proposed an amendment to the Agreement which would increase the amount of Autodesk Common Stock issued in exchange for each share of Softdesk Common Stock to an amount determined by dividing $15.00 by the average closing price per share of the Autodesk Common Stock on the Nasdaq over the five trading days immediately preceding the closing of the Merger. By its terms, the Autodesk offer would terminate upon its disclosure to any third party. The proposed amendment also contemplated certain other revisions to the terms of the Agreement and Option Agreement.

  Softdesk called a Board of Directors' meeting for 4:00 p.m. on December 19, 1996 to consider both the proposed amendment to the Agreement and the Third Party's acquisition proposal. Softdesk also contacted the Third Party on the morning of December 19, 1996 and, without disclosing any terms of the proposed amendment to the Agreement, indicated that a meeting of the Softdesk Board was being held at 4:00 p.m. that afternoon to consider both a proposed amendment to the Agreement with Autodesk and the acquisition proposal from the Third Party. Softdesk requested that the Third Party submit to Softdesk by 4:00 p.m. both its best offer for the acquisition of Softdesk and an executed acquisition agreement setting forth the terms that had been negotiated between Softdesk and the Third Party over the past several days. During the afternoon of December 19, 1996, the Third Party informed Softdesk that it was increasing the terms of its acquisition proposal to $15.00 per share in cash and delivered an executed acquisition agreement that was on substantially the same terms as the Agreement originally executed between Softdesk and Autodesk, except that (i) it provided for cash consideration of $15.00 per share, (ii) it contemplated a tender offer followed by a merger, and (iii) it did not require Softdesk to grant to the Third Party a stock option similar to the one granted to Autodesk (such acquisition proposal is referred to herein as the "Third Party Proposal").

  At 4:00 p.m. on December 19, 1996, the Softdesk Board met to consider the amendment to the Agreement proposed by Autodesk and the Third Party Proposal. After discussing the terms of both proposals, considering the terms of the Agreement with Autodesk relating to Softdesk's right to terminate such Agreement for the purpose of entering into an acquisition agreement with another party, and the potential synergies from the Autodesk combination, among other factors, and after receiving input from its financial advisors and legal counsel, the Softdesk Board unanimously approved the proposed amendment to the Agreement and unanimously recommended that the holders of Softdesk Common Stock vote in favor of the approval and adoption of the Agreement as so amended.

  On the evening of December 19, 1996, Autodesk and Softdesk executed the Amendment and issued a joint press release announcing the amendment.

  On December 31, 1996, Softdesk received a letter from the Third Party expressing the Third Party's disagreement with the decision of the Softdesk Board and its intention to continue to monitor the situation.

JOINT REASONS FOR THE MERGER

  The Boards of Directors of Softdesk and Autodesk have determined that the Merger would have the potential to enable the Combined Company to realize long-term improved operating results and achieve a stronger competitive position. Autodesk and Softdesk believe that CAD users in the field of architecture, engineering and construction are requiring greater functionality and seamless integration of their software solutions and that, in order to succeed in this market, participants in this market will need to expand their product offerings to address a wider range of customer requirements. Autodesk and Softdesk also believe that the Merger will provide greater opportunities for the Combined Company to develop new generations of complementary AEC products based upon Autodesk's ARX object-oriented programming environment. In this way, the Merger could provide the Combined Company with a range of products and services better able to provide users of their software with increases in productivity.

  Each of the Boards of Directors of Softdesk and Autodesk has identified additional potential mutual benefits of the Merger that they believe will contribute to the success of the Combined Company. These potential benefits include principally the following:

  . The combined experience, financial resources, size and breadth of AEC product offerings of both Autodesk and Softdesk should enable the Combined Company to respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change.

  . The long history of technical cooperation between the two companies and interoperability of the two companies' products should enable the companies to integrate current product offerings and introduce new product offerings more quickly, easily and effectively.

  . The significant overlap in sales and marketing activities and strategies should result in additional resources available to expand the Combined Company's competitive opportunities.

  . The combination of Softdesk's AEC applications software and specialized software development activities with Autodesk's design and drafting software and other software offerings, global translation, localization, production, sales and marketing infrastructure should allow the Combined Company to offer a more comprehensive and integrated set of AEC software tools to its customers and to achieve significant cost savings.

  . The creation of a larger customer base, a higher market profile and greater technical and financial strength may present greater opportunities for marketing the AEC products of the Combined Company.

  . The Merger should provide an opportunity for expanded distribution of Softdesk's products through Autodesk's extensive value-added distribution network, enhancing the sales prospects for both Autodesk's and Softdesk's products.

  . Significant advantages should result from increasing the opportunity for effectively utilizing the skills and resources of the companies' respective management teams.

  . The broadening and integration of the companies' product lines may enhance the Combined Company's ability to increase market penetration by expanding the functionality of design and visualization software in the architectural, engineering and construction industries, thereby providing users with improved productivity.

  . Autodesk and Softdesk believe that the integration of Softdesk's technology and development resources with those of Autodesk should establish the Combined Company's leadership position in providing object-oriented standards for the AEC market.

  . The creation of a combined customer service and technical support system may permit the Combined Company to provide more efficient support coverage to its customers.

  Autodesk and Softdesk have each identified additional reasons for the Merger. Each Board of Directors, however, has recognized that it is possible that none of the potential benefits of the Merger will be realized. See "Risk Factors."

AUTODESK'S REASONS FOR THE MERGER

  In addition to the anticipated joint benefits described above, the Autodesk Board believes that the Merger will be beneficial to Autodesk for the following reasons:

  . Autodesk believes that its continued future success is dependent in part on its ability to continue to expand its product offerings from general-purpose design and drafting software into more specialized vertical design applications. Together, Autodesk's and Softdesk's products would be expected to provide a more comprehensive suite of software tools for architectural, engineering and construction design and drafting applications, with particular strengths in the design segment. Moreover, Softdesk's offerings in civil engineering applications would offer Autodesk an opportunity to expand into a segment where it has heretofore not had a significant presence.

  . By virtue of the Merger, the functionality of certain Autodesk products, including AutoCAD, should be enhanced and third party developers, relieved of the obligation to duplicate this effort, will be able to deliver enhanced vertical market applications and a broader selection of vertical market applications.

  . Given the complementary and integrated nature of the AEC products of Autodesk and Softdesk, the Merger should enhance the opportunity for the potential realization of Autodesk's strategic objective of achieving greater scale and presence in the market for architecture, engineering and construction applications.

  . In the face of competitors which often provide more complete solutions to architectural, engineering and construction customers, the combination will permit Autodesk to address its customers' requirements with more comprehensive solutions.

  . Softdesk's experience with distribution of retail products should provide Autodesk with a significant opportunity to leverage existing channel relationships and benefit from Softdesk's expertise in retail sales development.

SOFTDESK'S REASONS FOR THE MERGER

  In addition to the anticipated joint benefits described above, the Softdesk Board believes that the Merger will be beneficial to Softdesk for the following additional reasons:

  . Autodesk's greater financial, technical and marketing resources should allow Softdesk to offer more products with greater functionality to a broader base of end-users and to compete more effectively in the AEC market.

  . Softdesk believes that the Merger will provide it greater access to Autodesk's larger base of installed users, many of whom use AutoCAD without any AEC-specific applications, allowing for increased sales of Softdesk products. In addition, following the Merger, Softdesk should be in a position to leverage Autodesk's larger sales force and more extensive distribution channel, as well as Autodesk's name recognition in the AEC market.

  . Historically, Autodesk has focused significant effort on and derived a significant portion of its revenues from international markets. Softdesk expects that this international presence, including Autodesk's technical resources abroad, will enable Softdesk to address foreign markets more successfully, through improved international sales efforts and localization of products.

  . Softdesk believes that the combination of its products with AutoCAD will allow it to compete more effectively against companies that offer high-end total drafting and design solutions. Softdesk also believes that the Merger will afford it a unique opportunity to take greater advantage of its long term relationship and experience with Autodesk and AutoCAD. With respect to the markets for mid-range to low-end products, access to AutoCAD-based technology will better enable Softdesk to provide quality stand-alone products which are also compatible with higher-end solutions.

  In reaching its conclusion to approve the Agreement and the amendment to the Agreement, the Softdesk Board consulted with management of Softdesk, as well as with its financial and legal advisors, and considered the factors described above (including those described under the caption "Joint Reasons for the Merger") and a number of additional factors, including the following:

    (i) The Softdesk Board considered how the Merger would aid in implementing and accelerating Softdesk's long-term growth strategy.

    (ii) The Softdesk Board analyzed the financial performance and condition, businesses and prospects of Softdesk and Autodesk, including, but not limited to, information with respect to their respective recent and historic stock prices and earnings performance. The Softdesk Board considered the detailed financial analyses presented by WA&H, as well as the Softdesk Board's own knowledge of Softdesk, Autodesk and their respective businesses.

    (iii) The Softdesk Board considered the oral opinion of WA&H, subsequently confirmed in writing, that, as of December 19, 1996, the consideration to be received by Softdesk stockholders in the Merger was fair to the Softdesk stockholders from a financial point of view. See "-- Opinion of Softdesk's Financial Advisor."

    (iv) The Softdesk Board considered the fact that the Merger would provide holders of Softdesk Common Stock with shares of Autodesk Common Stock having a value that represents a significant premium over the price at which the Softdesk Common Stock was trading over the several months prior to the execution of the Agreement, and the fact that the Merger would provide the holders of Softdesk Common Stock with the opportunity to retain an equity interest in the Combined Company, which would have a much larger market float and greater liquidity than Softdesk with the potential for appreciation based on the potential synergies between Autodesk and Softdesk.

    (v) The Softdesk Board considered the terms of the Amended Agreement and the Amended Option Agreement, including the limits on Softdesk soliciting or engaging in discussions with respect to alternative transactions, the limited rights of both Softdesk and Autodesk to terminate the Amended Agreement and the termination fees payable by Softdesk to Autodesk under certain circumstances. See "Terms of the Merger--No Solicitation," "-- Termination of the Agreement" and "--Break Up Fees; Expenses."

    (vi) The Softdesk Board considered the Third Party Proposal, including the amount of the cash consideration offered pursuant to the Third Party Proposal and the other terms and conditions of the Third Party Proposal, compared to the growth opportunities for the Softdesk/Autodesk combination.

    (vii) The Softdesk Board took into account its knowledge of Autodesk's technology, product cycles and market opportunities, as well as Autodesk's historic stock price fluctuations, in evaluating the value of the stock offer in the Amended Agreement.

    (viii) The Softdesk Board compared the terms of the Third Party Proposal to the terms of the Amended Agreement, and considered as part of such comparison, among other factors, the opportunity of Softdesk stockholders to retain an equity interest in the acquiring corporation in the case of the Autodesk transaction and the provisions of the Amended Agreement relating to Softdesk's right to terminate the Amended Agreement for the purpose of entering into an acquisition agreement with another party.

    (ix) The Softdesk Board considered the effect on Softdesk stockholders of Softdesk continuing as a stand-alone entity compared to the effect of Softdesk combining with Autodesk, in light of the factors summarized above with respect to the financial condition and prospects of Softdesk on a stand-alone basis and of the Combined Company, and the current economic, competitive and business environment.

    (x) The Softdesk Board considered the likelihood of the Merger being approved by the appropriate regulatory authorities. See "Approval of the Merger and Related Transactions--Government and Regulatory Approvals."

    (xi) The Softdesk Board considered the expectation that the Merger will be a tax-free transaction to Softdesk stockholders. See "Approval of the Merger and Related Transactions--Certain Federal Income Tax Consequences."

    (xii) The Softdesk Board considered the effect of the Merger on Softdesk's other constituencies, including its employees, customers and the communities served by Softdesk.

  The Softdesk Board also identified and considered a number of potential risks relating to the Merger, including (i) the difficulty and management distraction inherent in integrating two geographically dispersed operations,
(ii) the risk that the synergies and benefits sought in the Merger would not be fully achieved, (iii) the risk that the Merger would not be consummated, and (iv) the substantial charges expected to be incurred by the Combined Company in connection with the Merger. See "Risk Factors." The Softdesk Board believed that these risks were outweighed by the potential benefits to be realized from the Merger.

  The foregoing discussion of the information and factors considered by the Softdesk Board is not intended to be exhaustive but is believed to include all material factors considered by the Softdesk Board. In view of the wide variety of information and factors considered, the Softdesk Board did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

OPINION OF SOFTDESK'S FINANCIAL ADVISOR

  WA&H was retained by Softdesk, pursuant to an engagement letter dated November 27, 1996, and amended and restated December 19, 1996 (the "WA&H Engagement Letter"), to furnish an opinion as to the fairness, from a financial point of view, to Softdesk and the Softdesk stockholders of the consideration to be paid in the Merger.

  On December 19, 1996, WA&H rendered its opinion (the "WA&H Opinion") to the Softdesk Board of Directors that, as of such date and based on the procedures followed, factors considered and assumptions made by WA&H and certain other limitations, all as set forth therein, the consideration proposed to be paid to the holders of Softdesk Common Stock upon completion of the Merger was fair from a financial point of view. A copy of the WA&H Opinion is attached as Annex B to this Proxy Statement/Prospectus. Softdesk stockholders are urged to read the WA&H Opinion in its entirety. The summary of the opinion set forth herein is qualified in its entirety by reference to the full text of the WA&H Opinion.

  The WA&H Opinion applies only to the fairness, from a financial point of view, of the consideration to be paid to the Softdesk stockholders as provided by the terms of the Amended Agreement and should not be understood to be a recommendation by WA&H to vote in favor of any matter presented in this Proxy Statement/Prospectus. Softdesk stockholders should note that the opinion expressed by WA&H was provided solely for the information of the Softdesk Board in its evaluation of the Merger and was not prepared on behalf of, and was not intended to confer rights or remedies upon, Autodesk, Softdesk or any shareholder of Softdesk or Autodesk, or any persons other than the Softdesk Board. The Softdesk Board did not impose any limitations on the scope of the investigation of WA&H with respect to rendering its opinion.

  WA&H assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Softdesk and Autodesk and certain other publicly available information and did not independently verify such information. WA&H did not perform any independent evaluation or appraisal of any of the respective assets or liabilities of Softdesk or Autodesk, nor was WA&H furnished with any such evaluations or appraisals. The WA&H Opinion is based on conditions as they existed and information available to WA&H on the date of the WA&H Opinion. Events occurring after the date of the WA&H Opinion may materially affect the assumptions used in preparing the WA&H Opinion.

  In connection with its review of the Merger, and in arriving at its opinion, WA&H: (i) reviewed and analyzed the financial terms of the Amended Agreement;
(ii) reviewed and analyzed certain publicly available financial and other data with respect to Softdesk and Autodesk and certain other relevant operating data relating to Softdesk and Autodesk made available to WA&H from published sources and from the internal records of Softdesk and Autodesk; (iii) conducted discussions with members of the senior management of Softdesk with respect to the business and prospects of Softdesk; (iv) conducted discussions with members of the senior management of Autodesk with respect to the business and prospects of Autodesk; (v) reviewed reported prices and trading activity for the Autodesk Common Stock and the Softdesk Common Stock; (vi) compared the financial performance of Autodesk and Softdesk and prices of the Autodesk Common Stock and Softdesk Common Stock with that of certain other comparable publicly traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; and (viii) estimated the present value of Softdesk using a discounted cash flow analysis. In addition, WA&H conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion, including the review of the Third Party Proposal.

  The following is a summary of the financial analyses performed by WA&H in connection with the delivery of the WA&H Opinion and made available to the Softdesk Board:

  Comparable Company Analysis. WA&H used a comparable company analysis to analyze Softdesk's operating performance relative to a group of publicly traded companies that WA&H deemed for purposes of its analysis to be comparable to Softdesk. In such analysis, WA&H compared the value to be achieved by the Softdesk stockholders in the Merger, expressed as a multiple of certain operating data, to the market trading values of the comparable companies expressed as a multiple of the same operating results. WA&H compared multiples of selected financial data for Softdesk with those of the following publicly traded companies in the CAD/CAM (Computer-Aided Design/Computer-Aided Manufacturing) industry: ANSYS, Inc., Dassault Systemes, S.A., Eagle Point Software Corp., Mechanical Dynamics, Inc., Parametric Technology Corp. and Structural Dynamics Research Corp. (collectively referred to as the "Comparable Companies"). Although such companies were considered comparable to Softdesk for the purpose of this analysis based on certain characteristics of their respective businesses, none of such companies possesses characteristics identical to those of Softdesk. WA&H calculated the following valuation multiples based on an implied value of $15.00 per share of Softdesk Common Stock and, as to the Comparable Companies, on market prices and other information available as of the same date. Multiples of future earnings and growth rates were based on projected earnings as estimated publicly by First Call Consensus and I.B.E.S. Express. The mean and median price per share as a multiple of each of the indicated statistics for Softdesk as compared to those of the Comparable Companies were as follows: (a) projected calendar year 1996 earnings per share, 83.3x for Softdesk, as compared to a mean of 28.9x and a median of 27.4x for the Comparable Companies; and (b) projected calendar year 1997 earnings per share, 30.0x for Softdesk, compared to a mean of 22.5x and a median of 21.6x for the Comparable Companies. The mean and median ratios of stock price to projected calendar earnings as a multiple of growth rate for Softdesk as compared to those of the Comparable Companies were as follows: (a) projected calendar year 1996 earnings, 333% for Softdesk as compared with a mean of 104% and a median of 102% for the Comparable Companies; (b) projected calendar year 1997 earnings per share, 120% for Softdesk compared with a mean of 81% and a median of 81% for the Comparable Companies.

  Comparable Transactions. WA&H compared multiples of selected financial data and other financial data relating to the Merger with multiples paid in, and other financial data from, 21 selected mergers since 1990 of publicly traded companies in the software industry with aggregate transaction values between $20 and $200 million (the "Comparable Transactions"). The Comparable Transactions were selected primarily on the aggregate transaction value of the business acquired and the target companies' involvement in the software industry. WA&H noted that none of the target companies involved in these transactions had a business that was directly comparable to Softdesk. This analysis produced multiples of transaction value to latest 12-month revenues for the target companies in the Comparable Transactions ranging from 0.5 x to 6.5x, with a mean and median of 2.4x and 1.9x, respectively, compared with 2.6x for Softdesk. The multiple of transaction value to latest 12-month operating income for the Comparable Transactions ranged from 8.0x to 105.0x, for target companies with operating income, with a mean and median of 33.6x and 25.6x, respectively, compared with 65.6x for Softdesk. The multiple of transaction value to latest 12-month net income for the Comparable Transactions ranged from 9.5x to 80.0x, for target companies with net income, with a mean and median of 40.1x and 31.6x, respectively, compared with 81.0x for Softdesk. WA&H also compared the premium of the equity value per share over the target companies' stock price four weeks and one day prior to the announcement of the transaction. The premium of the equity value per share over the stock price of the target companies four weeks prior to the announcement of the transaction ranged from -70% to 103%, with a mean and a median of 40% and 40%, respectively, compared with 114% for Softdesk. The premium of the equity value per share over the stock price of the target companies one day prior to the announcement of the transaction ranged from - 21% to 138%, with a mean and a median of 35% and 21%, respectively, compared with 45% for Softdesk.

  Discounted Cash Flow Analysis. WA&H estimated a present value of Softdesk through a discounted cash flow analysis using projections of future operations, based in part on information provided by Softdesk's management. WA&H calculated present values of projected operating cash flows after net charges to working capital over the period between December 19, 1996 and December 31, 2000 using a discount rate of 14.7%. WA&H calculated an approximate terminal value of Softdesk as of December 19, 1996 of 16.5x Softdesk's projected calendar year 2000 operating income. WA&H determined this multiple by analyzing the relationship between Softdesk's current operating income growth rate and its current market multiple of operating income and applying this relationship to estimated future operating income as of calendar year 2000. The terminal value was discounted to present value using the same discount rate as the cash flows. WA&H calculated an implied valuation of Softdesk by adding the present values of the cash flows and of the terminal value. The implied value of Softdesk based on this analysis was $63.1 million. WA&H determined that, at the time of the WA&H Opinion, the value of the consideration to be received by the Softdesk stockholders in the Merger of approximately $90.3 million was greater than the implied present value of Softdesk under the discounted cash flow valuation discussed above.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. WA&H believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered by WA&H, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying the WA&H Opinion. In arriving at its fairness determination, WA&H considered the results of all such analyses. In view of the wide variety of factors considered in connection with its evaluation of the fairness of the Merger consideration, WA&H did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No company or transaction used in the above analyses as a comparison is identical to Softdesk or Autodesk or the proposed Merger. The analyses were prepared solely for purposes of WA&H providing its opinion as to the fairness of the Merger consideration to be issued pursuant to the Amended Agreement to Softdesk stockholders and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, the WA&H Opinion and WA&H's presentation to the Softdesk Board was one of the many factors taken into consideration by the Softdesk Board in making its determination to approve the Amended Agreement.

  WA&H is a nationally recognized investment banking firm and it is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations of corporations. WA&H is familiar with Softdesk, having acted as a managing underwriter of the initial public offering of Softdesk Common Stock in February 1994. Softdesk selected WA&H to render the fairness opinion based on WA&H's familiarity with Softdesk, its knowledge of the CAD/CAM industry and its experience in mergers and acquisitions and in securities valuation generally.

  In the ordinary course of business, WA&H acts as a market maker and broker in the publicly traded securities of Softdesk and Autodesk and receives customary compensation in connection therewith, and also provides research coverage of Softdesk and Autodesk. In the ordinary course of business, WA&H actively trades in the publicly traded securities of Softdesk and Autodesk for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities, which positions, on occasion, may be material in absolute size or relative to the volume of trading activity. On the close of trading on December 18, 1996 (the day before the execution and announcement of the amendment to the Agreement), WA&H held positions of 32 shares of Autodesk Common Stock and 2,782 shares of Softdesk Common Stock.

  Pursuant to the WA&H Engagement Letter, Softdesk was required to pay WA&H opinion fees totaling $740,000 upon the rendering of the WA&H Opinion. Softdesk has also agreed to reimburse WA&H for its reasonable out-of-pocket expenses and to indemnify WA&H against certain liabilities relating to or arising out of services performed by WA&H in connection with the Merger. The terms of the WA&H Engagement Letter, which are customary for transactions of this nature, were negotiated at arm's length between Softdesk and WA&H, and the Softdesk Board was aware of such fee arrangement at the time of its approval of the Agreement and the amendment to the Agreement.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of Softdesk Common Stock. This discussion does not deal with all income tax considerations that may be relevant to particular Softdesk stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, foreign persons, stockholders who acquired their shares in connection with previous mergers involving Softdesk or an affiliate, or stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of Softdesk Common Stock were or are acquired or shares of Autodesk Common Stock were or are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, SOFTDESK STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

  The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code, with each of Autodesk, Merger Sub and Softdesk intended to qualify as a "party to the reorganization" under Section 368(b) of the Code, in which case the following tax consequences will result (subject to the limitations and qualifications referred to herein):

    (a) No gain or loss will be recognized by holders of Softdesk Common Stock solely upon their receipt of Autodesk Common Stock in the Merger (except to the extent of cash received in lieu of a fractional share thereof) in exchange therefor;

    (b) The aggregate tax basis of the Autodesk Common Stock received in the Merger by a Softdesk stockholder will be the same as the aggregate tax basis of Softdesk Common Stock surrendered in exchange therefor (reduced by any basis allocable to any fractional share of Autodesk Common Stock in lieu of which the stockholder received cash);

    (c) The holding period of the Autodesk Common Stock received in the Merger by a Softdesk stockholder will include the period during which the stockholder held the Softdesk Common Stock surrendered in exchange therefor, provided that the Softdesk Common Stock is held as a capital asset at the time of the Merger;

    (d) None of Autodesk, Merger Sub or Softdesk will recognize material amounts of gain or loss solely as a result of the Merger.

  The parties are not requesting a ruling from the Internal Revenue Service ("IRS") in connection with the Merger. At the closing of the Merger, Autodesk and Softdesk will each have received an opinion from their respective legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Hale and Dorr LLP, respectively, to the effect that, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Code. These opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Autodesk, Merger Sub and Softdesk, including representations in certificates delivered to counsel by the respective managements of Autodesk, Merger Sub and Softdesk. Of particular importance are those assumptions and representations relating to the "continuity of interest" requirement.

  Under current law, the continuity of interest requirement will be satisfied if Softdesk stockholders do not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their Softdesk Common Stock in anticipation of the Merger or (ii) the Autodesk Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the Softdesk stockholders, as a group, no longer have a substantial proprietary interest in the Softdesk business being conducted by Autodesk after the Merger. Softdesk stockholders will generally be regarded as having retained a substantial proprietary interest as long as the Autodesk Common Stock received in the Merger (after reduction for any Planned Dispositions), in the aggregate, represents a substantial portion of the entire consideration received by the Softdesk stockholders in the Merger. Softdesk stockholders should be aware that the IRS has recently issued proposed regulations which, if adopted in their present form, would determine whether the stockholders of an acquired corporation retain the requisite substantial proprietary interest in the acquired corporation's business without regard to sales or dispositions of the acquiring corporation's stock following the acquisition. It is unclear whether the proposed regulations will be adopted in their present form or, if adopted, whether they will be adopted with retroactive effect.

  A successful IRS challenge to the "reorganization" status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in a Softdesk stockholder recognizing gain or loss with respect to each share of Softdesk Common Stock surrendered equal to the difference between the stockholder's basis in each such share and the fair market value, as of the Effective Time of the Merger, of the Autodesk Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Autodesk Common Stock so received would equal its fair market value and the stockholder's holding period for such stock would begin the day after the Merger.

GOVERNMENTAL AND REGULATORY APPROVALS

  Autodesk and Softdesk are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states and compliance with the pre-merger notification and waiting period requirements of the HSR Act.

ACCOUNTING TREATMENT

  The Merger is intended to be accounted for under the purchase method of accounting for financial reporting purposes in accordance with generally accepted accounting principles.

FEDERAL SECURITIES LAW CONSEQUENCES

  All shares of Autodesk Common Stock received by Softdesk stockholders in the Merger will be freely transferable, except that shares of Autodesk Common Stock received by persons who are deemed to be affiliates of Softdesk prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Autodesk) or otherwise in compliance with (or pursuant to an exemption from) the registration requirements of the Securities Act. Persons deemed to be affiliates of Softdesk or Autodesk are those individuals or entities that control, are controlled by, or are under common control with, such party and generally include executive officers and directors of such party as well as certain principal stockholders of such party. The Amended Agreement requires Softdesk to use its best efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of Autodesk Common Stock issued to such person in or sell or otherwise dispose of any of the shares of Autodesk Common Stock issued to such person in or pursuant to the Merger except in compliance with the Securities Act and the rules and regulations promulgated by the SEC thereunder. This Proxy Statement/Prospectus does not cover any resales of Autodesk Common Stock received by affiliates of Softdesk in the Merger.

                              TERMS OF THE MERGER

  The following discussion summarizes the proposed Merger and related transactions. The following is not, however, a complete statement of all provisions of the Amended Agreement and related agreements. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Amended Agreement, a conformed copy of which is attached to this Proxy Statement/Prospectus as Annex A. Statements made in this Proxy Statement/Prospectus with respect to the terms of the Merger and such related transactions are qualified in their respective entireties by reference to the more detailed information set forth in the Amended Agreement.

EFFECTIVE TIME

  The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Autodesk, Softdesk and Merger Sub and specified in the Certificate of Merger. The filing of the Certificate of Merger will take place on the Closing Date, which will occur at a time and date to be specified by Autodesk, Softdesk and Merger Sub no later than the second business day after the satisfaction or waiver of the conditions to the Merger, or at such other time as Autodesk, Softdesk and Merger Sub agree in writing. Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Closing Date and Effective Time will be on or about March 31, 1997.

MANNER AND BASIS OF CONVERTING SHARES

  At the Effective Time of the Merger, Merger Sub will merge with and into Softdesk and Autodesk will become the owner of all of the capital stock of Softdesk. As a result of the Merger, each outstanding share of Softdesk Common Stock, other than any shares held in the treasury of Softdesk or owned by Merger Sub, Autodesk or any wholly owned subsidiary of Autodesk or Softdesk, will be converted into the right to receive that fraction of a share of Autodesk Common Stock obtained by dividing $15.00 by the average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq for the five trading days immediately preceding the scheduled Closing Date (the "Exchange Ratio"); provided that, in the event that the average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq for the five trading days immediately preceding the Scheduled Closing Date is less than $16.00 per share, Autodesk may terminate the Amended Agreement without consummating the Merger, unless Softdesk agrees, within two business days after notice of Autodesk's intention to terminate the Amended Agreement, to consummate the Merger at a fixed Exchange Ratio of 0.9375 shares of Autodesk Common Stock for each share of Softdesk Common Stock. Pursuant to the Merger, each outstanding option or right to purchase Softdesk Common Stock under the Softdesk Stock Option Plans will be assumed by Autodesk and will become an option or right to purchase Autodesk Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio.

  No fractional shares will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Softdesk Common Stock who would otherwise be entitled to a fraction of a share of Autodesk Common Stock (after aggregating all fractional shares to be received by such holder) will receive from the Combined Company an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Autodesk Common Stock for the ten most recent trading days ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq.

  At or promptly after the Effective Time, Autodesk, acting through the Exchange Agent, will deliver to each Softdesk stockholder of record (as of the Effective Time) a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of Softdesk Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF SOFTDESK COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding option to purchase Softdesk Common Stock will be assumed by Autodesk without any action on the part of the holder thereof. OPTION AGREEMENTS NEED NOT BE SURRENDERED.

  No later than ten business days after the Closing Date, Autodesk will file a registration statement on Form S-8 under the Securities Act covering the shares of Autodesk Common Stock issuable upon exercise of options to purchase Softdesk Common Stock assumed by Autodesk pursuant to the Merger.

CONDUCT OF COMBINED COMPANY FOLLOWING THE MERGER

  Pursuant to the Merger, Merger Sub will be merged with and into Softdesk and Softdesk will become a wholly-owned subsidiary of Autodesk. Following the Merger, the Softdesk Subsidiary will continue to operate in Henniker, New Hampshire, and will serve as headquarters for Autodesk's AEC Market Group. It is anticipated that the Softdesk Subsidiary will be merged into Autodesk in the future. David C. Arnold, President and Chief Executive Officer of Softdesk, will serve as Vice President in charge of Autodesk's AEC Market Group. The stockholders of Softdesk will become stockholders of Autodesk, and their rights as stockholders will be governed by the Autodesk Certificate of Incorporation and Bylaws and the laws of the State of Delaware.

CONDUCT OF AUTODESK'S AND SOFTDESK'S BUSINESS PRIOR TO THE MERGER

  Pursuant to the Amended Agreement, each of Autodesk and Softdesk has agreed, on behalf of itself and its subsidiaries, that during the period from the date of the original Agreement and continuing until the earlier of the termination of the Amended Agreement pursuant to its terms or the Effective Time, except as set forth in certain disclosure schedules or to the extent that the other party shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and to use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

  In addition, except as set forth in certain disclosure schedules to the Amended Agreement, without the prior written consent of Autodesk, Softdesk has agreed that it shall neither do any of the following nor permit its subsidiaries to do any of the following:

    (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (b) Enter into any material partnership arrangements, joint development agreements or strategic alliances, agreements to create "standards" or agreements with "standards" bodies;

    (c) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date of the original Agreement and as previously disclosed in writing to Autodesk, or adopt any new severance plan;

    (d) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to Softdesk's intellectual property, or enter into grants as to future patent rights, except for non-exclusive object code domestic reseller licenses and object code licenses granted to end-users each in the ordinary course of business;

    (e) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

    (f) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan;

    (g) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance of shares of Softdesk Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of the Agreement, and (ii) shares of Softdesk Common Stock issuable to participants in the Softdesk Stock Purchase Plan consistent with the terms thereof;

    (h) Cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries);

    (i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances;

    (j) Sell, lease, license (except as otherwise permitted in the Amended Agreement), encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Softdesk;

    (k) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Softdesk, or guarantee any debt securities of others;

    (l) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees;

    (m) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

    (n) Make any grant of exclusive rights to any third party; or

    (o) Agree in writing or otherwise to take any of the actions described in the foregoing.

NO SOLICITATION

  Under the terms of the Amended Agreement, until the earlier of the Effective Time or termination of the Amended Agreement pursuant to its terms, Softdesk has agreed that it and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of, any proposals or offers by any person, entity or group (other than Autodesk and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning itself or any of its subsidiaries to, or afford any access to the properties, books or records of itself or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Autodesk and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to itself. For the purposes of the Amended Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer (other than one with or relating to Autodesk or its affiliates) relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or permitted under the terms of the Amended Agreement), (ii) sale of 10% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Softdesk has agreed to cease any and all existing activities, discussions or negotiations with any parties conducted prior to the signing of the Agreement with respect to any of the foregoing. Softdesk has agreed to notify Autodesk as promptly as practicable (i) if any inquiry or proposal is made or any information or access is requested in writing in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) of the significant terms and conditions of any such Acquisition Proposal. In addition, subject to the other provisions set forth in this section, from and after the date of the Agreement until the earlier of the Effective Time and termination of the Amended Agreement pursuant to its terms, Softdesk has agreed that it and its subsidiaries will not, and will instruct its directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Autodesk); provided, however, that nothing in the Amended Agreement will prohibit the Softdesk Board from taking and disclosing to its stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

  Notwithstanding the foregoing, Softdesk may, to the extent its Board of Directors determines, in good faith, after consultation with outside legal counsel, that its fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements described in this paragraph, furnish information to any person, entity or group after such person, entity or group has delivered to Softdesk in writing, an unsolicited bona fide Acquisition Proposal which the Softdesk Board in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the stockholders of Softdesk from a financial point of view than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Softdesk Board (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group, and which is likely to be consummated (a "Superior Proposal"). In the event Softdesk receives a Superior Proposal, nothing contained in the Amended Agreement will prevent the Softdesk Board from approving such Superior Proposal or recommending such Superior Proposal to its stockholders, if the Softdesk Board determines that such action is required by its fiduciary duties under applicable law; provided, however, that Softdesk has agreed not to accept or recommend to its stockholders, or enter into any agreement concerning, a Superior Proposal for a period of not less than seven days after the receipt by Autodesk of a copy of such Superior Proposal. Softdesk has also agreed to not provide any non-public information to a third party unless (i) Softdesk provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the confidentiality agreement between Autodesk and Softdesk entered into in connection with the Merger; and (ii) such non-public information is the same information previously provided to Autodesk.

BREAK UP FEES; EXPENSES

  Except as set forth below, all fees and expenses incurred in connection with the Amended Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated.

  Softdesk has agreed that, in the event that the required approval of Softdesk's stockholders contemplated by the Amended Agreement has not been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of Softdesk stockholders convened for such purpose, Softdesk will immediately pay to Autodesk $750,000. Softdesk has also agreed that in the event the Amended Agreement is terminated because (a) Softdesk accepts a Superior Proposal (in the absence of Autodesk having suffered an event which constitutes a material adverse effect) or (b) the Softdesk Board
(i) recommends a Superior Proposal to the Softdesk stockholders, (ii) fails to convene a stockholders' meeting as required by the Amended Agreement, (iii) fails to recommend approval of the Amended Agreement and the Merger or withholds, withdraws or modifies in a manner adverse to Autodesk its recommendation in favor of the Merger, or (iv) fails to reject an Acquisition Proposal within ten days of its making (in each case in the absence of Autodesk having suffered an event which constitutes a material adverse effect), Softdesk will immediately pay to Autodesk $2,500,000. Furthermore, Softdesk has agreed that in the event that the Amended Agreement is terminated as a result of any of the occurrences described in this paragraph, and within six months of such termination Softdesk enters into any transaction which gives effect to an Acquisition Proposal by a third party, Softdesk will pay to Autodesk, upon the consummation of such transaction, $5,000,000 minus any amounts previously paid under circumstances described in the preceding sentences. The occurrence of any of the foregoing events, among other events, will also entitle Autodesk to exercise its rights under the Amended Option Agreement. See "--Stock Option Agreement."

CONDITIONS TO THE MERGER

  The respective obligations of each party to the Amended Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Amended Agreement shall have been approved and adopted by the requisite vote under applicable law by the stockholders of Softdesk; (b) the SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC; (c) no court, administrative agency or commission or other governmental authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (d) Softdesk and Autodesk shall each have received substantially identical written opinions from their counsel, Hale and Dorr LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (except that if the respective counsel to each party does not render such an opinion, this condition shall be deemed satisfied with respect to such party if counsel to the other party provides such opinion to such party); (e) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated by the reviewing agency and any similar government requirements shall have been satisfied or complied with.

  In addition, the obligations of Softdesk to consummate and effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Softdesk: (a) the representations and warranties of Autodesk and Merger Sub contained in the Amended Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by the Amended Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases where the failure to be so true and correct, would not have a material adverse effect on Autodesk (provided that any determination with regard to a material adverse effect on Autodesk will be made without regard to any materiality qualification or particular dollar threshold in any particular representation), and Softdesk shall have received a certificate to such effect signed on behalf of Autodesk by the President and Chief Operating Officer of Autodesk; (b) Autodesk and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Amended Agreement to be performed or complied with by them on or prior to the Effective Time, and Softdesk shall have received a certificate to such effect signed on behalf of Autodesk by the President and Chief Operating Officer of Autodesk; (c) Softdesk shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Autodesk, in a form reasonably acceptable to Softdesk; and (d) the shares of Autodesk Common Stock issuable to stockholders of Softdesk pursuant to the Merger and such other shares required to be reserved for issuance upon exercise of options assumed in the Merger shall have been authorized for listing on the Nasdaq upon official notice of issuance.

  Further, the obligations of Autodesk and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Autodesk: (a) the representations and warranties of Softdesk contained in the Amended Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by the Amended Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a material adverse effect (as defined) on Softdesk (provided that any determination with regard to a material adverse effect on Softdesk will be made without regard to any materiality qualification or particular dollar threshold in any particular representation), and Autodesk and Merger Sub shall have received a certificate to such effect signed on behalf of Softdesk by the President and the Chief Financial Officer of Softdesk; (b) Softdesk shall have performed or complied in all material respects with all agreements and covenants required by the Agreement to be performed or complied with by it on or prior to the Effective Time, and Autodesk shall have received a certificate to such effect signed on behalf of Softdesk by the President and the Chief Financial Officer of Softdesk; (c) Autodesk shall have received a legal opinion from Hale and Dorr LLP, counsel to Softdesk, in a form reasonably acceptable to Autodesk; (d) each of David C. Arnold, Jesse F. Devitte, David A. Paine and August Grasis III shall have entered into a Non-Competition Agreement with Autodesk or Merger Sub in the form attached as Exhibit D to the Amended Agreement, and such agreements shall be in full force and effect; further, Softdesk shall have used its best efforts to cause certain other employees of Softdesk to enter into Non-Competition Agreements with Autodesk or Merger Sub; and (e) each of David C. Arnold, Jesse F. Devitte, David A. Paine and August Grasis III shall have entered into a Voting Agreement with Autodesk in the form attached as Exhibit B to the Amended Agreement, and such agreements shall be in full force and effect.

TERMINATION OF THE AMENDED AGREEMENT

  The Amended Agreement provides that it may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of Autodesk and Softdesk: (a) by mutual written consent duly authorized by the Boards of Directors of Autodesk and Softdesk;
(b) by either Autodesk or Softdesk if the Merger shall not have been consummated by May 31, 1997 (provided, however, that the right to so terminate the Amended Agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Amended Agreement); (c) by either Autodesk or Softdesk if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable; (d) by either Autodesk or Softdesk if the required approval of the stockholders of Softdesk contemplated by the Amended Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof (provided that the right to so terminate the Amended Agreement shall not be available to Softdesk where the failure to obtain stockholder approval of Softdesk shall have been caused by the action or failure to act of Softdesk in breach of the Amended Agreement); (e) by either Autodesk or Softdesk, if Softdesk shall have accepted a Superior Proposal or if the Softdesk Board or Directors recommends a Superior Proposal to the stockholders of Softdesk; (f) by Autodesk, if the Softdesk Board shall have (i) failed to convene the Softdesk stockholders meeting as required by the Amended Agreement, (ii) failed to recommend approval of the Amended Agreement and the Merger in the proxy statement to be delivered to the Softdesk stockholders or withheld, withdrawn or modified in a manner adverse to Autodesk its recommendation in favor of the Merger, or (iii) failed to reject an Acquisition Proposal within ten days of its making; (g) by Softdesk, upon a breach of any representation, warranty, covenant or agreement on the part of Autodesk set forth in the Amended Agreement if (i) as a result of such breach the conditions set forth in subsections (a) and (b) of the second to last paragraph of the preceding section would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by Autodesk within ten business days following receipt by Autodesk of written notice of such breach from Softdesk; (h) by Autodesk, upon a breach of any representation, warranty, covenant or agreement on the part of Softdesk set forth in the Amended Agreement if (i) as a result of such breach the conditions set forth in subsections (a) and (b) of the last paragraph of the preceding section would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by Softdesk within ten business days following receipt by Softdesk of written notice of such breach from Autodesk; (i) by Softdesk, if there shall have occurred any event or condition which constitutes a material adverse effect with respect to Autodesk since the date of the Amended Agreement which condition or event shall not have been ameliorated such that it is no longer a material adverse effect within ten business days following receipt by Autodesk of notice from Softdesk (provided that, for purposes of events or conditions described in this subsection (i), as well as for purposes of the preceding section on the conditions to the Merger, an event or condition which constitutes a material adverse effect shall not be deemed to have occurred with respect to Autodesk as a result of (i) any events or conditions affecting the economy or Autodesk's industry in general, (ii) any events or conditions resulting from the execution and/or announcement of the Amended Agreement or (iii) in and of itself, any change in the market price of Autodesk Common Stock); (j) by Autodesk, if there shall have occurred any event or condition which constitutes a material adverse effect with respect to Softdesk since the date of the Amended Agreement which condition or event shall not have been ameliorated such that it is no longer a material adverse effect within ten (10) business days following receipt by Softdesk of notice from Autodesk (provided that, for purposes of events or conditions described in this subsection (j) as well as for purposes of the preceding section on the conditions to the Merger, an event or condition which constitutes a material adverse effect shall not be deemed to have occurred with respect to Softdesk as a result of (i) any events or conditions affecting the economy or Softdesk's industry in general, (ii) any events or conditions resulting from the execution and/or announcement of the Amended Agreement or (iii) the failure of the revenue and/or net income of Softdesk for the quarter ending December 31, 1996 to meet the published expectations of financial analysts or Softdesk management's internal projections), or (k) by Autodesk, in the event that the average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq for the five trading days immediately preceding the scheduled Closing Date is less than $16.00 per share, unless Softdesk agrees, within two business days after notice of Autodesk's intention to terminate the Amended Agreement, to consummate the Merger at a fixed Exchange Ratio of 0.9375 shares of Autodesk Common Stock for each share of Softdesk Common Stock.

STOCK OPTION AGREEMENT

  As an inducement to Autodesk to enter into the Agreement, Softdesk entered into the Option Agreement. The Option Agreement was subsequently amended as an inducement to Autodesk to enter into the amendment to the Agreement. Pursuant to the Amended Option Agreement, Softdesk granted Autodesk the right, under certain conditions, to purchase up to 1,195,095 shares of Softdesk Common Stock by paying to Softdesk $11.715 per share for each share purchased under the Option.

  Subject to certain conditions, the Option may be exercised in whole or in part by Autodesk (i) in the event the approval of the Softdesk stockholders required by the Amended Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of Softdesk stockholders duly convened therefor or at any adjournment thereof,
(ii) in the event that Softdesk shall have accepted a Superior Proposal or if the Softdesk Board of Directors shall have recommended a Superior Proposal to the Softdesk stockholders, (iii) in the event that the Softdesk Board of Directors shall have failed to convene the stockholders meeting required by the Amended Agreement, failed to recommend approval of the Amended Agreement and the Merger in the proxy statement to be provided to the Softdesk stockholders in connection with the Merger, or withheld, withdrawn or modified in a manner adverse to Autodesk its recommendation in favor of the Merger, or failed to reject an Acquisition Proposal within ten days of its making or (iv) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of capital stock of Softdesk (any of the events specified in clauses (i), (ii), (iii) or (iv) of this sentence are referred to herein as an "Exercise Event"). The Amended Option Agreement terminates upon the earlier of (a) the Effective Time,

(b) 180 days following the termination of the Amended Agreement if an Exercise Event shall have occurred on or prior to the date of such termination, or (c) the date on which the Amended Agreement is terminated if an Exercise Event shall not have occurred on or prior to such date; provided, however, that with respect to clause (b) of this sentence, if the Option cannot be exercised by reason of any applicable government order or waiting period continuing in force, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if Autodesk is in breach in any material respect of any of its covenants or agreements contained in the Amended Agreement.

  In the event that any of the actions or occurrences described in clauses
(ii) or (iii) of the preceding paragraph takes place, then, upon Autodesk's request, Softdesk shall purchase from Autodesk any shares acquired by Autodesk pursuant to the Option at an exercise price equal to the average closing sale price of Softdesk Common Stock on the Nasdaq during the five trading days ending on the trading days immediately preceding the date on which Autodesk gives notice of such request.

VOTING AGREEMENTS

  Each of David C. Arnold, Jesse F. Devitte, David A. Paine and August Grasis III, (who beneficially own as of December 31, 1996 an aggregate of 1,161,785 of the outstanding shares of Softdesk Common Stock representing approximately 19% of the votes entitled to be cast by holders of Softdesk Common Stock issued and outstanding as of December 31, 1996), has entered into a Voting Agreement with Autodesk. Pursuant to each Voting Agreement, each of the foregoing Softdesk stockholders has agreed to vote in favor of approval of the Amended Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and against approval of any proposal made in opposition to or competition with consummation of the Merger.

AFFILIATE AGREEMENTS

  Each of the directors and executive officers of Softdesk have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Softdesk Common Stock held by them prior to the Merger and the shares of Autodesk Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities and tax laws.

NON-COMPETITION AGREEMENTS

  Prior to the Effective Time and as a condition to Autodesk's obligations with respect to the Merger, each of David C. Arnold, Jesse F. Devitte, David
A. Paine and August Grasis III shall have entered into a Non-Competition Agreement with Autodesk. Each Non-Competition Agreement requires that, during the period commencing on the Closing Date and ending two years after the Closing Date, the Employee will not, directly or indirectly, (i) participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that directly or indirectly relates to or competes with Softdesk's or Autodesk's products or services related in any way to CAD software, (ii) induce or attempt to induce any person who at the time of such inducement is an employee or Softdesk or Autodesk to perform work or services for any other person other than Autodesk or Softdesk, or (iii) permit the name of Employee to be used in connection with a competitive business.

INTERESTS OF CERTAIN PERSONS

  In considering the recommendation of the Softdesk Board with respect to the Merger, stockholders of Softdesk should be aware that certain officers and directors of Softdesk have interests in the Merger, including those referred to below, that present them with potential conflicts of interest. The Softdesk Board was aware of these potential conflicts and considered them in its deliberations concerning the Merger.

  The Amended Agreement provides that Autodesk will assume Softdesk's outstanding stock options under the Softdesk Stock Option Plans, which options shall become exercisable in full as a result of the Merger and thereafter be exercisable for Autodesk Common Stock. The weighted average exercise price of such options as of December 31, 1996 was $11.41 per share. In light of the premium reflected in the Exchange Ratio, Softdesk's officers and directors holding stock options will thus receive a significant benefit from the Merger in the form of the higher value of shares issuable upon exercise of their options. Officers of Softdesk will not receive or be entitled to any other payments by virtue of the Merger.

  In connection with the anticipated Merger, Autodesk has entered into an oral agreement with each of David C. Arnold and Jesse F. Devitte pursuant to which Messrs. Arnold and Devitte will receive certain employment and stock compensation packages consistent with such individuals' anticipated employment with Autodesk following the Merger. Pursuant to Mr. Arnold's agreement with Autodesk, Mr. Arnold will receive (i) a base salary of $225,000 per year, (ii) a target bonus equal to 50% of base salary, subject to Autodesk's financial performance and achievement of other corporate goals and (iii) an option to purchase 200,000 shares of Autodesk Common Stock at an exercise price per share equal to the closing price per share of Autodesk Common Stock as reported on the Nasdaq on the Closing Date. Mr. Arnold's option will become exercisable with respect to 20% of the shares subject to the option on each anniversary of the Closing Date. Pursuant to Mr. Devitte's agreement with Autodesk, Mr. Devitte will receive (i) a base salary of $175,000 per year,
(ii) a target bonus equal to 40% of base salary, subject to Autodesk's financial performance and achievement of other corporate goals and (iii) an option to purchase 75,000 shares of Autodesk Common Stock at an exercise price per share equal to the closing price per share of Autodesk Common Stock as reported on the Nasdaq on the Closing Date. Mr. Devitte's option will become exercisable with respect to 20% of the shares subject to the option on each anniversary of the Closing Date.

  The Amended Agreement provides that, from and after the Effective Time, the Softdesk Subsidiary will fulfill and honor in all respects the indemnification obligations of Softdesk to officers and directors, employees and agents of Softdesk immediately prior to the Effective Time pursuant to the provisions of the Certificate of Incorporation and the Bylaws of Softdesk as in effect immediately prior to the Effective Time. For a period of two years after the Effective Time, Autodesk shall ensure that the Softdesk Subsidiary fulfills the foregoing obligations. The Amended Agreement also provides that the Certificate of Incorporation and Bylaws of the Softdesk Subsidiary will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of Softdesk, which provisions will not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Softdesk, unless such modification is required by law.

         UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION

FINANCIAL STATEMENTS

  The following unaudited pro forma condensed combining financial statements have been prepared to give effect to the Merger using the purchase method of accounting.

  The unaudited pro forma condensed combining balance sheet as of October 31, 1996 gives effect to the Merger as if it had occurred on October 31, 1996, and combines the unaudited condensed consolidated balance sheet of Autodesk as of October 31, 1996 and the audited consolidated balance sheet of Softdesk as of December 31, 1996.

  The unaudited pro forma condensed combining statements of income combine the historical consolidated statements of income of Autodesk for the year ended January 31, 1996 and the nine months ended October 31, 1996, and of Softdesk for the year ended December 31, 1995 and the nine months ended December 31, 1996, respectively, in each case as if the Merger had occurred at the beginning of the earliest period presented.

  The following unaudited pro forma condensed combining financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred at the beginning of the periods presented, nor are they necessarily indicative of future financial position or results of operations. Autodesk retained valuation professionals to assist it in the determination of the value to be assigned to the individual assets acquired, including intangible assets and in-process research and development. The results of this valuation are included in the pro forma adjustments to the condensed combining balance sheet. However, the final purchase price allocation is not yet complete as Autodesk's management is still awaiting certain information related to the purchase. While the pro forma information has been presented based on the best information currently available to Autodesk's management, the final allocation could change, and any changes could affect the pro forma financial information. The types of information that Autodesk is awaiting include management's plans regarding utilization and redeployment of Softdesk's assets and operations. Management is still evaluating the utility and deployment of the assets and operations acquired in this transaction. The magnitude of the costs to be incurred or asset impairments related to "exiting" any of the acquired operations is still being assessed.

  These unaudited pro forma condensed combining financial statements are based upon the respective historical consolidated financial statements of Autodesk and Softdesk and should be read in conjunction with the respective historical consolidated financial statements and notes thereto of Autodesk and Softdesk included elsewhere in this Proxy Statement/Prospectus, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the Combined Company.

             UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET

                                OCTOBER 31, 1996

                                 (In thousands)

                                                        PRO FORMA      PRO FORMA
                                    AUTODESK  SOFTDESK  ADJUSTMENTS     COMBINED
                                    --------  --------  -----------    ----------
              ASSETS
Current assets:
  Cash and cash equivalents........ $ 87,759  $ 1,958    $    --        $ 89,717
  Marketable securities............   72,842    9,088         --          81,930
  Accounts receivable, net.........   86,384    9,259         --          95,643
  Inventories......................    9,012      729         --           9,741
  Deferred income taxes............   26,791    1,245         --          28,036
  Prepaid expenses and other
   current assets..................   16,086    1,405         --          17,491
                                    --------  -------    --------       --------
    Total current assets...........  298,874   23,684         --         322,558
Marketable securities, including a
 restricted Autodesk balance of
 $28,000 at October 31, 1996.......   93,265      849         --          94,114
Computer equipment, furniture, and
 leasehold improvements, net.......   48,354    5,461         --          53,815
Capitalized software and purchased
 technologies......................   17,768      --          --          17,768
Other assets.......................   18,902    1,352      25,475 (b)     45,729
                                    --------  -------    --------       --------
                                    $477,163  $31,346    $ 25,475       $533,984
                                    ========  =======    ========       ========
   LIABILITIES AND STOCKHOLDERS'
               EQUITY
Current liabilities:
  Accounts payable................. $ 22,486  $ 2,064    $    --        $ 24,550
  Accrued compensation.............   18,258    1,358         --          19,616
  Accrued income taxes.............   62,774      144         --          62,918
  Other accrued liabilities........   34,082    3,810       3,000 (b)     43,892
                                                            3,000 (b)
                                    --------  -------    --------       --------
    Total current liabilities......  137,600    7,376       6,000        150,976
Deferred income taxes..............      275      --        5,325(b)       5,600
Litigation accrual.................   29,021      --                      29,021
Other liabilities..................    1,907      --          --           1,907
Put warrants.......................   64,500      --          --          64,500
Stockholders' equity:
  Common stock.....................  141,472       60         (60)(b)    234,592
                                                           93,120 (a)
  Additional paid-in capital.......      --    21,826     (21,826)(b)        --
  Retained earnings................  103,640    2,176      (2,176)(b)     48,640
                                                          (55,000)(b)
  Foreign currency translation
   adjustment......................   (1,252)     (92)         92 (b)     (1,252)
                                    --------  -------    --------       --------
    Total stockholders' equity.....  243,860   23,970      14,150        281,980
                                    --------  -------    --------       --------
                                    $477,163  $31,346    $ 25,475       $533,984
                                    ========  =======    ========       ========

  See accompanying notes to unaudited pro forma condensed combining financial statements.

                                 AUTODESK, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF INCOME
                     (In thousands, except per share data)

                           AUTODESK, INC.    SOFTDESK, INC.
                          FISCAL YEAR ENDED    YEAR ENDED      PRO FORMA    PRO FORMA
                          JANUARY 31, 1996  DECEMBER 31, 1995 ADJUSTMENTS   COMBINED
                          ----------------- ----------------- -----------   ---------
Net revenues............      $534,167           $41,737        $   --      $575,904
Costs and expenses:
  Cost of revenues......        66,812             6,119          2,000 (a)   74,931
  Marketing and sales...       183,550            14,499            --       198,049
  Research and
   development..........        78,678            10,116            --        88,794
  General and
   administrative.......        76,100             3,126          3,845 (a)   83,071
  Nonrecurring charges..           --              2,309            --         2,309
                              --------           -------        -------     --------
    Total costs and
     expenses...........       405,140            36,169          5,845      447,154
                              --------           -------        -------     --------
Income from operations..       129,027             5,568         (5,845)     128,750
Interest and other
 income, net............         9,253               488            --         9,741
                              --------           -------        -------     --------
Income before income
 taxes..................       138,280             6,056         (5,845)     138,491
Provision for income
 taxes..................        50,492             2,477         (1,333)(a)   51,636
                              --------           -------        -------     --------
Net income..............      $ 87,788           $ 3,579        $(4,512)    $ 86,855
                              ========           =======        =======     ========
Net income per share....      $   1.76           $  0.58                    $   1.65
                              ========           =======                    ========
Shares used in computing
 net income per share...        49,800             6,161                      52,681
                              ========           =======                    ========


  See accompanying notes to unaudited pro forma condensed combining financial statements.

                                 AUTODESK, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF INCOME
                     (In thousands, except per share data)

                           AUTODESK, INC.    SOFTDESK, INC.
                          NINE MONTHS ENDED NINE MONTHS ENDED  PRO FORMA    PRO FORMA
                          OCTOBER 31, 1996  DECEMBER 31, 1996 ADJUSTMENTS   COMBINED
                          ----------------- ----------------- -----------   ---------
Net revenues............      $381,673           $25,548        $   --      $407,221
Costs and expenses:
  Cost of revenues......        49,134             4,520          1,500 (a)   55,154
  Marketing and sales...       150,125            11,364            --       161,489
  Research and
   development..........        69,471             7,029            --        76,500
  General and
   administrative.......        55,455             2,508          2,884 (a)   60,847
  Nonrecurring charges..         4,738             1,400            --         6,138
                              --------           -------        -------     --------
    Total costs and
     expenses...........       328,923            26,821          4,384      360,128
                              --------           -------        -------     --------
Income (loss) from
 operations.............        52,750            (1,273)        (4,384)      47,093
Interest and other
 income, net............         4,471               311            --         4,782
                              --------           -------        -------     --------
Income (loss) before
 income taxes...........        57,221              (962)        (4,384)      51,875
Provision for income
 taxes..................        21,643               167         (1,000)(a)   20,810
                              --------           -------        -------     --------
Net income (loss).......      $ 35,578           $(1,129)       $(3,384)    $ 31,065
                              ========           =======        =======     ========
Net income (loss) per
 share..................      $   0.75           $ (0.19)                   $   0.62
                              ========           =======                    ========
Shares used in computing
 net income (loss) per
 share..................        47,480             6,004                      50,288
                              ========           =======                    ========


  See accompanying notes to unaudited pro forma condensed combining financial statements.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS

(1) PERIODS COMBINED

  The Autodesk condensed consolidated statements of income for the year ended January 31, 1996 have been combined with the Softdesk condensed consolidated statements of income for the year ended December 31, 1995. Additionally the Autodesk condensed consolidated statements of income for the nine months ended October 31, 1996 have been combined with the Softdesk condensed consolidated statements of income for the nine months ended December 31, 1996.

  Autodesk's October 31, 1996 condensed consolidated balance sheet has been combined with Softdesk's December 31, 1996 condensed consolidated balance sheet.

(2) PRO FORMA BASIS OF PRESENTATION

  These unaudited pro forma condensed combined financial statements reflect the issuance of 2,815,563 shares of Autodesk Common Stock in exchange for an aggregate of 6,020,019 shares of Softdesk Common Stock (outstanding as of December 31, 1996) in connection with the Merger, assuming an Exchange Ratio of 0.4677 as set forth in the following table.

   Softdesk Common Stock outstanding as of December 31, 1996.........  6,020,019
   Exchange Ratio....................................................     0.4677
                                                                      ----------
   Number of shares of Autodesk Common Stock exchanged...............  2,815,563
   Number of shares of Autodesk Common Stock outstanding
    as of January 31, 1997........................................... 45,107,608
                                                                      ----------
   Number of shares of Autodesk Common Stock outstanding
    after completion of the Merger................................... 47,923,171
                                                                      ==========

  The actual number of shares of Autodesk Common Stock to be issued will be determined at the Effective Time based on an Exchange Ratio determined by dividing $15.00 by the average of the closing prices of Autodesk Common Stock for the five trading days immediately preceding the Closing Date and the number of shares of Softdesk Common Stock outstanding on that date.

(3) PRO FORMA ADJUSTMENTS

                                                              OCTOBER 31, 1996
       BALANCE SHEET                                          ----------------
   (a) Record Autodesk Common Stock issued and Softdesk
        options assumed to complete the Merger..............    $ 93,120,000
   (b) Purchase accounting adjustments:
       Direct costs of transaction..........................      (3,000,000)
       Eliminate Softdesk Equity:
       Common stock.........................................         (60,000)
       Additional paid-in capital...........................     (21,826,000)
       Retained earnings....................................      (2,176,000)
       Foreign currency translation adjustment..............          92,000
       Personnel redeployment and related costs.............      (3,000,000)
       Charge related to write-off of in-process research
        and development.....................................     (55,000,000)
       Deferred taxes provided for intangibles assets
        acquired............................................      (5,325,000)
       Intangible assets and goodwill.......................      25,475,000

                                           FISCAL YEAR ENDED NINE MONTHS ENDED
                                           JANUARY 31, 1996  OCTOBER 31, 1996
       STATEMENT OF INCOME                 ----------------- -----------------
   (a) Amortization of intangibles:
       Cost of revenues..................     $ 2,000,000      $  1,500,000
       General and administrative
        expense..........................     $ 3,845,000      $  2,884,000
       Tax provision.....................     $(1,333,000)     $ (1,000,000)

Intangible assets include value allocated to the assembled workforce, trademarks and trade names, developed technology, and goodwill. These intangible assets are being amortized on a straight-line basis over lives of 4 to 5 years.

The pro forma condensed combining statements of income exclude the $55 million nonrecurring charge for in-process research and development resulting from the Merger based upon the preliminary purchase price allocation.

(4) TRANSACTION COSTS AND MERGER RELATED EXPENSES

  (a) Autodesk estimates it will incur direct transaction costs of approximately $2.5-$3.5 million associated with the Merger consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges.

  (b) The unaudited pro forma condensed combined balance sheet gives effect to estimated direct transaction costs of $3 million, $3 million for personnel redeployment and related costs, and an additional significant charge to operations totaling $55 million based on the preliminary purchase price allocation, as if such costs and expenses had been incurred as of October 31, 1996. These costs and expenses are not reflected in the unaudited pro forma condensed combined statements of income. Softdesk's results for the nine months ended December 31, 1996, include costs associated with the Merger of $1.4 million. As a result of the Merger, Autodesk and Softdesk expect to incur an additional significant charge to operations, which is currently expected to be $3 million to $4 million, after the Merger is consummated, to reflect costs associated with integrating the two companies. The accompanying unaudited pro forma condensed combining financial statements do not reflect any such additional costs which may ultimately be incurred. There can be no assurance that the Combined Company will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

(5) CONFORMING ADJUSTMENTS

  No adjustments have been made to conform the accounting policies of the combined companies. The nature and extent of such adjustments, if any, will be based upon further study and analysis and are not expected to be significant.

(6) PRO FORMA PER SHARE COMPUTATIONS

  The following table reconciles the number of shares used in the pro forma per share computations to the numbers set forth in Autodesk's and Softdesk's historical statements of operations:

                                                         FISCAL    NINE MONTHS
                                                       YEAR ENDED     ENDED
                                                       JANUARY 31, OCTOBER 31,
                                                          1996        1996
                                                       ----------- -----------
Shares used in per share calculation (in thousands,
 except the exchange ratio):
  Historical--Autodesk................................    49,800     47,480
  Historical--Softdesk................................     6,161      6,004
    Exchange Ratio....................................    0.4677     0.4677
                                                         -------     ------
                                                           2,881      2,808
                                                         -------     ------
  Pro forma combined..................................    52,681     50,288
                                                         =======     ======

                                   AUTODESK

BUSINESS

BACKGROUND

  Autodesk is a leader in the development and marketing of design and drafting software and multimedia tools, primarily for the business and professional environment. Autodesk's flagship product AutoCAD is one of the world's leading computer aided design ("CAD") tools, with an installed base of 1.5 million units worldwide. Autodesk has structured its business to address five key market segments reflecting the Autodesk customer base and target markets: AEC, MCAD, GIS, Data Management and Multimedia. Autodesk's AEC customers utilize Autodesk software alone and in combination with software provided by Autodesk's third-party developers. Autodesk's MCAD customers include mechanical engineers, designers and drafters. Autodesk's GIS products provide easy-to-use mapping and GIS technology to help businesses and governments manage their assets and infrastructure. Autodesk Data Management products allow users to organize, access, share, view and manage design-related information. Autodesk addresses the multimedia market through its Kinetix division, the leader in PC-based 3D modeling, visualization and animation software, providing products for digital media and design professionals.

  In February 1995, Autodesk realigned its internal marketing and development organizations around the five key market groups that most closely match Autodesk's customer base. Each market group incorporates product development, quality assurance, technical publications and product and industry marketing.

  Architecture, Engineering and Construction ("AEC"). The architecture, engineering, construction and facilities management industries utilize software from Autodesk and third-party developers to manage every phase of a building's life cycle--from conceptual design through construction, maintenance and renovation. CAD is an integral part of today's building design and construction process. Autodesk believes that the majority of its CAD sales are directed to the AEC industry.

  Mechanical Computer-Aided Design ("MCAD"). Autodesk's Mechanical CAD Market Group is dedicated to providing mechanical engineers, designers and drafters with advanced, value-based software solutions that help solve their professional design challenges. Autodesk's MCAD products include Autodesk Mechanical Desktop, AutoCAD Designer and AutoSurf.

  Geographic Information Systems ("GIS"). Autodesk's GIS Market Group strategy is to provide easy-to-use mapping and GIS technology to help businesses and governments manage their assets and infrastructure. The GIS Market Group is assisting automated mapping/facilities managers, as well as GIS and CAD users to share mapping, GIS and associated information in a corporate environment. Autodesk's GIS products include AutoCAD Map, Autodesk MapGuide and AutoCAD Data Extension ("ADE").

  Data Management ("DM"). The Data Management Market Group develops and markets products that allow users to organize, access, share, view and manage design-related information. DM products offered by Autodesk include Autodesk WorkCenter and Autodesk View, as well as products from Autodesk Data Publishing which publishes pre-formatted product and reference libraries for specific markets.

  Kinetix. The Kinetix division of Autodesk (formerly Autodesk's Multimedia Market Group) is devoted to bringing powerful 3D content-creation software to computer-industry professionals focused on film, video, interactive games and design visualization. Products offered from this market group include 3D Studio MAX, 3D Studio and AutoVision.

  In addition to the five market groups discussed above, Autodesk has established an Advanced Products Group ("APG") which focuses on providing a new generation of tools for a much broader market. The goal of APG is to expand Autodesk's traditional customer base of architects and engineers by creating, for example, products for individuals in associated trades, such as landscaping and interior design. The first in a series of APG retail products, Picture This Home! Kitchen, was launched on January 15, 1997.

PRODUCTS

  Autodesk's primary CAD software products include AutoCAD, AutoCAD LT and AutoSketch.

 AutoCAD

  AutoCAD software is a general-purpose CAD tool used independently and in conjunction with specific applications designed to work with AutoCAD in fields ranging from architecture and mechanical design to plant design and mapping. Professionals utilize AutoCAD for design, modeling, drafting, mapping, rendering and management tasks. The most current version, AutoCAD Release 13, was introduced in November 1994. AutoCAD runs on MS-DOS, Windows 95, Windows NT for both Intel and Alpha, Windows 3.1 and certain UNIX-based platforms (Sun Solaris, HP-UX, Silicon Graphics IRIX and IBM AIX). The installed base of AutoCAD exceeds 1.5 million units. Because AutoCAD's .DWG files are portable across many platforms and operating systems, it is a viable solution for customers with multiple computer systems who need to exchange drawing files in such an environment.

  Advanced AutoCAD functionality includes a comprehensive 2D and 3D drafting feature set. AutoCAD also has integrated 3D solid modeling, rendering, extensive 2D geometry such as NURBS (nonuniform rational B-splines) and ellipses, associative hatching, streamlined dimensioning and text editing with a built-in spell checker.

  AutoCAD software's open-system architecture allows users to adapt AutoCAD to unique professional requirements with any of more than 4,500 independently developed add-on applications. Independent application developers can use the AutoCAD Runtime Extension ("ARX") programming environment to take advantage of the re-architected core technology contained in AutoCAD Release 13, which incorporates object-oriented programming to provide a foundation for the development of custom, market-specific applications.

  Sales of AutoCAD and AutoCAD updates accounted for approximately 80 percent of Autodesk's revenues in fiscal years 1996 and 1995 as compared to approximately 85 percent in fiscal year 1994 and 70 percent in the nine month period ended October 31, 1996. Autodesk currently anticipates that the next release of AutoCAD will commence shipping in the first half of the fiscal year ending January 31, 1998.

  Autodesk is committed to enhancing AutoCAD software's core technology while at the same time extending Autodesk's reach with complementary products of varying price and functionality, some of which are described below.

 AutoCAD LT

  AutoCAD LT for the Windows 3.1 and Windows 95 operating systems is a low-cost CAD package offering a wide range of 2D and basic 3D drafting capabilities. With an installed base of more than 300,000 seats, AutoCAD LT is intended for CAD managers, designers and engineers who need a powerful, stand-alone CAD tool, but who do not require AutoCAD's advanced feature set. AutoCAD LT software contains an extensive 2D drafting toolset as well as 3D lines and polylines with quick shading and hidden-line removal. Other features include Aerial View for panning and zooming and Paper Space for scaling, annotating and assembling multiple drawing views before plotting. Operating in the Windows environment with pull-down menus, customizable toolbar, toolbox, menus, and scripts, as well as dialog boxes and icons, AutoCAD LT is easy to learn and use. AutoCAD LT supports the Windows Clipboard, as well as Object Linking and Embedding, which allows users to link AutoCAD LT drawings to other Windows applications such as Microsoft Word or Excel. AutoCAD LT for Windows 95 has complete data compatibility with AutoCAD Release 13, which allows the exchange of drawings without requiring translation, ensuring greater speed and accuracy.

 AutoSketch

  AutoSketch for Windows is a low-cost, entry-level 2D drafting package that can be used for creating technical diagrams, architectural layouts, electrical drawings, mechanical plans, information graphics, and presentations. AutoSketch offers easy tool customization; 13 library packs with more than 2,000 predrawn symbols; extensive editing capabilities; double-precision geometry; and the ability to write .DWG files for AutoCAD and AutoCAD LT users.

 AutoCAD OEM

  AutoCAD OEM ("Original Equipment Manufacturer") for Windows-based operating systems is a selectively-licensed CAD engine offering a complete application-development environment for creating and delivering targeted or niche solutions with scaled feature sets. It is for developers, system integrators and commercial software developers who require an embeddable CAD system which gives them the ability to scale and control the application feature set. AutoCAD OEM provides developers with a complete toolkit of AutoCAD features and application-programming interfaces ("API") including object-oriented ARX capabilities, a full suite of drawing and editing functions as well as AutoLISP, a LISP API and the AutoCAD Development System, a C programming interface. These capabilities enable development of new products for new markets untapped by traditional CAD products and solutions.

  Autodesk's Mechanical CAD products include Autodesk Mechanical Desktop and the Autodesk Mechanical Library, which are discussed below.

 Mechanical Desktop

  Autodesk Mechanical Desktop software is an integrated software application that unites advanced 2D and 3D mechanical design capabilities for PCs. The Mechanical Desktop contains integrated modules for parametric feature-based solid modeling, surface modeling, and assembly modeling, 2D design/drafting and bi-directional associative drafting, as well as the Autodesk IGES Translator for AutoCAD Release 13, which enables users to accurately and efficiently exchange all versions of IGES (Initial Graphics Exchange Specification)-formatted files. Autodesk Mechanical Desktop 1.1, which began shipping in August 1996, includes 3D graphics visualization capabilities and improvements in the accuracy of precise hidden line removal for parts and components, as well as improved part modeling, surface modeling and drawing management. The Mechanical Desktop is compatible with other Autodesk product offerings, including Autodesk WorkCenter for technical document and workflow management.

 Autodesk Mechanical Library

  Available on CD-ROM via a regularly updated subscription service from Autodesk Data Publishing, the Autodesk Mechanical Library currently consists of two titles: PartSpec and MaterialSpec. PartSpec contains more than 500,000 parts from over 70 manufacturers and MaterialSpec contains more than 25,000 material types. Sophisticated search capabilities allow users to search the PartSpec database by product, manufacturer, part number or performance specifications. Once a part is located, users can insert a part drawing directly into an AutoCAD drawing. PartSpec and the Mechanical Library also seamlessly integrate with the Autodesk Mechanical Desktop.

  Autodesk's GIS Market Group offers a family of GIS products, tools and developer programs to address the unique requirements of customers who use geographic information. These products are discussed below:

 AutoCAD Map

  AutoCAD Map software is the first AutoCAD-based automated-mapping product for professional planners, utility managers and technicians who create and maintain their own maps. Built with AutoCAD software, AutoCAD Map focuses on five key areas: digital map creation; analysis; maintenance of up-to-date maps; data exchange; and publishing. The application programming interface ("API") in AutoCAD Map lets developers build vertical applications for industries such as telecommunications, utilities, oil and gas, state and local government and natural resource and environmental engineering. AutoCAD Map also contains the object-oriented power of ARX ("AutoCAD Runtime Extension"), a C++ application development environment that allows custom applications to operate directly within the AutoCAD Release 13 system architecture. As a result, there are more than 75 developers who support the AutoCAD Map platform.

 MapGuide

  Released in October 1996, MapGuide is a Web-based GIS technology that lets corporate customers and developers use the Internet and business Intranets to deploy geographic information systems that support live updates of maps and data. Suited for a wide range of users--from GIS professionals to the casual computer user--MapGuide lets business and government organizations use the Internet to access and query digital maps and permits users to display and analyze geographic data for applications that include tracking customers, allocating resources, and managing facilities and infrastructure.

 AutoCAD Data Extension

  AutoCAD Data Extension ("ADE") software is an add-on program that incorporates AutoCAD drawings with database records and other documents into one integrated environment. The graphical information created with ADE allows users to locate data within a set of AutoCAD drawings based upon entity location; properties such as color, layer, or linetype; or associated data. Well suited for multi-user work environments, ADE software provides simultaneous access to an organization's entire drawing database. Entity-locking and user-access controls monitor changes to source drawings and prevent accidental overwrites. Other features include data management tools that automatically link drawing objects to database records and related documents.

  Autodesk's principal data management programs, Autodesk WorkCenter and Autodesk View, are discussed below.

 Autodesk WorkCenter

  Windows-based Autodesk WorkCenter software is an easily customized software system for managing technical documents and automating workflow for design teams. Its built-in management tools allow users to organize documents according to specific needs; check documents in and out of a secured, multiuser environment; and automatically manage revisions over time. With workflow automation tools such as electronic notification, document distribution, approvals, and task routing with all relevant documents attached, Autodesk WorkCenter permits users to track projects easily and manage the flow of workgroup information. Its customizable interface and unique SmartView Folders feature allow users such as architects, mechanical engineers, or facilities managers to tailor the program using terminology and document/project organization schemes that work for them.

  Fully integrated with AutoCAD for Windows, Autodesk WorkCenter offers CAD document redlining and extensive viewing capabilities and works with more than 150 types of electronic documents, including text, spreadsheet, graphics, database, and CAD files. Thus, managers can view CAD drawings even though they may be unfamiliar with CAD software. The software also allows users to compare two drawings, and then highlights their differences. In September 1996, Autodesk introduced WorkCenter for the Web, the first commercially released product to extend the reach and impact of WorkCenter design document management beyond LAN-based AutoCAD design teams. WorkCenter for the Web lets design team members quickly and easily share WorkCenter-managed AutoCAD drawings and related documents through a company Intranet or the Internet.

 Autodesk View

  Autodesk View is a low-cost CAD preview, view, and redline tool for design teams. The most current version, Autodesk View 1.1, supports Microsoft Windows NT and Windows 95 and includes additional AutoCAD Release 13 viewing functionality. Autodesk View supports more than 150 file formats common to drafters, designers, and managers, including office productivity formats. With Autodesk View, project managers can distribute AutoCAD files and related documents to users in a workgroup who, regardless of their CAD proficiency, need to view and comment on them, and be assured that the original documents will not be altered in the process.

 Autodesk Data Publishing

  Autodesk's Data Management Market Group also includes product offerings from Autodesk Data Publishing ("ADP") which publishes pre-formatted product and reference libraries for specific markets. ADP titles include PartSpec and MaterialSpec (previously described) and PlantSpec, and provides purchased parts information to users in the process manufacturing industry.

 PlantSpec

  PlantSpec is an intelligent digital library shipping on a CD-ROM for the process and power industry that brings multiple plant component manufacturers' product information together in a single digital format. Similar to PartSpec, PlantSpec includes graphical and texture information in a standard format, including .DWG blocks, for thousands of parts from multiple manufacturers in the process manufacturing industry which significantly reduces the time needed to locate and re-draw manufacturer parts drawings in AutoCAD designs.

  The principal product offerings from the Kinetix division are discussed below.

 3D Studio MAX

  3D Studio MAX software, which began shipping in the first quarter of fiscal year 1997, is a 3D modeling and animation software package specifically written to take advantage of advanced features offered by the Windows NT operating system. With real-time interface, multiple-processor support, and 3D graphics acceleration capabilities, 3D Studio MAX delivers workstation-class performance and functionality to PCs.

  The easily navigated, intuitive interface eliminates many of the commonly accepted boundaries between modeling, rendering, and animation, and offers instant feedback; users can see the results of their actions, in real time, as they are applied. Shaded views with real-time feedback allow users to visualize natural, real-world environments in which they can directly manipulate objects, regardless of scene complexity. Because 3D Studio MAX software maintains a data history of geometry creation and modification, users can return to and change any step, at any time, without having to redo prior work. 3D Studio MAX is also the only environment that can run Character Studio, a character-animation and skinning plug-in software product offered by Autodesk.

 3D Studio

  3D Studio is a graphics package for creating professional-quality 3D modeling and animation. This PC-based software product, running in a DOS environment, provides a full complement of modeling, animation, and rendering tools that help users create richly textured, workstation-quality images and animations. In addition, 3D Studio and AutoCAD files are easily exchanged and allow for the development of advanced engineering or architectural visualizations. This product is well suited for animation designers and can be used to create corporate presentations, broadcast animations, industrial design visualizations, crime reenactments, and architectural walk-throughs, as well as for education and training.

 AutoVision

  AutoVision software helps users create photorealistic still renderings and is integrated completely within AutoCAD software. With AutoVision, AutoCAD users can produce high-impact images and render, light, and compare multiple views of a single drawing. AutoVision is compatible with Autodesk 3D Studio and Autodesk's Texture Universe software, a collection of ready-to-use, digitized textures and backgrounds offering further visualization capabilities.

PRODUCT DEVELOPMENT AND ENHANCEMENT

  The computer industry is characterized by rapid technological change in computer hardware, operating systems, and software. To keep pace with this change, Autodesk maintains an aggressive program of new product development. Autodesk dedicates considerable resources to research and development to further enhance its existing products and to create new products and technologies. During fiscal years 1996, 1995, and 1994, and the first nine months of fiscal year 1997, Autodesk incurred $78,678,000, $65,176,000, $56,231,000, and $69,471,000, respectively, for software design, development, product localization, and project-management activities (excluding capitalized software development costs of approximately $2,100,000 in fiscal year 1995; no software development costs were capitalized during years 1996 and 1994 or during the first three quarters of fiscal year 1997). Research and development expenses as a percentage of net revenues for the third quarter of fiscal year 1997 increased to 20 percent from 15 percent in the third quarter of the prior fiscal year. Actual research and development spending increased by 21 percent in absolute dollars on a year over year basis due to the addition of software engineers and increased personnel costs, costs associated with the development of new and enhanced products, including the next release of AutoCAD, and the translation of certain of these products into foreign languages. Autodesk anticipates that research and development expenses will increase in fiscal year 1997 over the prior fiscal year as a result of acquisitions and product development efforts by Autodesk's market groups.

  The majority of Autodesk's basic research and product development has been performed in the US, while translation and localization of foreign-market versions are generally performed by development teams or contractors in the local markets. Autodesk's European product-related functions, including software development, localization, quality assurance, technical publications, and production are centralized in Neuchatel, Switzerland.

  Autodesk intends to continue recruiting and hiring experienced software developers and to consider the licensing and acquisition of complementary software technologies and businesses. In addition, Autodesk will continue to actively collaborate with and support independent software developers who offer products that enhance and complement AutoCAD software and other products Autodesk offers.

  The software products offered by Autodesk are internally complex and may contain errors ("bugs"), as is the case generally with computer software, especially when first introduced. Despite extensive product testing and quality control, there can be no assurance that errors will not be found in Autodesk's products. Such errors could result in damage to Autodesk's reputation, loss of revenues, or lack of market acceptance of its products, any of which could have a material and adverse effect on Autodesk's business and consolidated results of operations.

  Certain of Autodesk's product development activities are performed by independent firms and contractors while other technologies are licensed from third parties. Autodesk generally either owns or has licenses for use of the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for Autodesk in the past, will be able to provide development support to Autodesk in the future. Similarly, there can be no assurance that Autodesk will be able to obtain and renew license agreements on favorable terms, if at all, which could have a material and adverse effect on Autodesk's business and consolidated results of operations.

  Additionally, there can be no assurance that Autodesk's development efforts will result in the timely introduction of new products or that such new products will be commercially successful. Failure to successfully develop new products or delays in the introduction of these new products including the next version of AutoCAD which is currently anticipated to ship in the first half of the fiscal year ending January 31, 1998, or lower-than-anticipated demand for these products could have a material and adverse effect on Autodesk's business and consolidated results of operations.

MARKETING AND SALES

  Autodesk's customer-related operations are divided into three geographic regions: the Americas, Europe, and Asia/Pacific. Autodesk's products are marketed worldwide through a network of domestic and foreign offices. Autodesk distributes its software products primarily through a network of more than 4,000 independent distributors and dealers (value-added resellers or "VARs") who distribute Autodesk products to end users in more than 130 countries. VARs, including both independent owners and computer store franchisees, are supported by Autodesk and its subsidiaries through technical training, periodic publications, the Autodesk Forum, an electronic bulletin board on the CompuServe network, and Autodesk's Home Page on the Internet.

  In addition, Autodesk works directly with dealer and distributor sales organizations, computer manufacturers, other software developers, and peripherals manufacturers through cooperative advertising, promotions, and trade-show presentations. Autodesk also holds annual "Expos" throughout the world. These dedicated trade shows, incorporated within major industry trade shows, highlight Autodesk's products, as well as a number of third-party products. Autodesk also employs mass-marketing techniques such as direct mailings and advertising in business and trade journals. Further, Autodesk supports user groups dedicated to the exchange of information related to the use of Autodesk's products.

  Domestically, Autodesk distributes its products primarily through its authorized dealer network. Other domestic sales are made principally to large corporations, governmental agencies, educational institutions, and for certain low-end CAD products, end-users. Substantially all of Autodesk's international sales are made to dealers and distributors, which are supported by Autodesk's foreign subsidiaries and international sales organizations. Certain international sales result from direct exports from the United States.

  Autodesk's ability to effectively distribute its products depends in part upon the financial and business condition of its VAR network. Although Autodesk has not to date experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized, have tended to experience difficulties during times of economic contraction and during periods of technology-market price pressure, and may do so in the future. No single customer accounted for more than 10 percent of Autodesk's consolidated revenues in fiscal year 1996, 1995, or 1994. For the nine-month period ending October 31, 1996, one international distributor, Computer 2000 AG, accounted for 11 percent of Autodesk's consolidated revenues. The loss of or a significant reduction in business with any one of Autodesk's major international distributors or large US dealers could have a material adverse effect on Autodesk's business and consolidated results of operations.

  Autodesk intends to continue to make its products available in foreign languages and expects that foreign sales will continue to contribute a significant portion of its consolidated revenues. Foreign revenues, including export sales from the US to foreign customers, accounted for approximately 64 percent, 61 percent, and 58 percent of revenues in fiscal years 1996, 1995, and 1994, respectively and 67 percent of revenues in the nine-month period ended October 31, 1996.

CUSTOMER AND DEALER SUPPORT

  Autodesk requires each authorized dealer and distributor to provide a professional level of technical support to customers by employing full-time, trained, technical-support personnel. Autodesk supports its dealers and distributors through technical product training, sales training classes, and direct telephone support. While Autodesk generally does not provide direct end-user support, Autodesk offers online support to customers through Autodesk's Home Page on the Internet and to customers who log onto one of the Autodesk Forums on CompuServe. The four Autodesk Forums are the AutoCAD Forum, the Autodesk Beta Forum, the Autodesk Multimedia Forum, and the Autodesk Retail Products Forum. These forums make available to users answers to technical questions and tips and techniques to assist users of Autodesk products. The Autodesk Forum also allows Autodesk to make available important product-support information simultaneously to dealers and customers.

  Responding to the increasing demand for industry-specific customer services, Autodesk offers authorized Autodesk dealers training and support under two programs: the Autodesk Premier Support Center ("APSC") program and the Autodesk Systems Center ("ASC") Solutions Training. The APSC program requires participating dealers to provide a high level of technical support with special expertise in a specified vertical industry. The ASC Solutions Training Program requires dealers to provide superior industry-specific application training to end-users of Autodesk products. Both programs require that the dealers meet certain qualifications in order to receive an industry medallion and APSC and ASC Solutions Training status.

  As of October 31, 1996, Autodesk had more than 900 Autodesk Training Center ("ATC") sites throughout the world. These accredited training centers offer in-depth education and training in computer-aided design skills on AutoCAD and other Autodesk products, as well as on related, independently developed software.

  Customers have formed Autodesk user groups as forums for education and to suggest product enhancements and development of new products. The North American Autodesk User Group ("NAAUG"), officially recognized by Autodesk, sponsors an annual meeting held concurrently with the Autodesk University user show; publishes a quarterly newsletter; independently evaluates Autodesk products; compiles user feature and functionality requirements; and offers telecourses taught by its membership on CompuServe. In addition there are local user groups in Europe, Asia/Pacific, and the Americas focused on expanding the use of Autodesk products.

DEVELOPER PROGRAMS

  One of Autodesk's key strategies is to maintain an open-architecture software product design to facilitate third-party development of peripheral and complementary products. This open-architecture design enables customers and third parties to customize Autodesk's products for a wide variety of highly specific uses. Autodesk offers several programs that provide marketing, sales, and technical support and programming tools to Autodesk Registered Developers worldwide who have, to date, developed more than 4,500 commercially available add-on applications for Autodesk products. Although Autodesk derives no direct revenue from these application developers, Autodesk believes that the availability and use of such add-on products enhance sales opportunities for Autodesk's core products.

  Autodesk also licenses its industry-standard component technologies to selected developers through the Autodesk OEM Program. Currently, the OEM Program includes a CAD engine and engines for 3D graphics, drawing access, and rendering. Autodesk's OEM Program provides the technology for qualified developers to create and deliver suites of scaleable products that focus on solving customer needs in specialized markets. It also leverages Autodesk's technological and market leadership, enables developers to take cost-effective advantage of a growing trend in software engineering technology, and provides customers with an opportunity to migrate to fully extensible, custom, high-end Autodesk solutions.

  To support the growth of third-party developers worldwide, whose applications extend and enhance the functionality of Autodesk's products, Autodesk established the Virtual Corporation Partner Program ("VCPP") during fiscal year 1995. This program provides sales, marketing, technical, and financial support to Autodesk Strategic Developers whose efforts broaden and enhance the functionality of Autodesk software.

  In fiscal year 1996, Autodesk introduced the Mechanical Application Initiative ("MAI") partner program which is aimed at the development and marketing of products which can be integrated with Autodesk's MCAD products. MAI partners participate with Autodesk in product marketing and development activities. In October 1995, an initial application programming interface was delivered to MAI partners to support their development of applications compatible with Autodesk's MCAD product offerings.

BACKLOG

  Autodesk typically ships products within one to two weeks after receipt of an order, which is common in the computer software industry. Accordingly, Autodesk does not maintain significant backlog and backlog as of any particular date is not representative of actual sales for any succeeding period.

COMPETITION

  The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capabilities at progressively lower prices contributes to the ease-of-market entry. Because of these and other factors, competitive conditions in the future are likely to intensify. Increased competition could result in price reductions, reduced revenues and profit margins, and loss of market share, which would adversely affect Autodesk's business, consolidated results of operations and financial condition.

  The AutoCAD family of products competes directly with other CAD software, including that of MicroStation by Bentley Systems, Inc.; Personal Designer and CADDS by Computervision Corporation; MICRO CADAM which is developed and supported by CADAM Systems Company, Inc; and CADKEY by Cadkey, Inc. In the low-cost CAD segment, AutoCAD LT competes directly with Corel Visual CADD, software developed by Numera Software and marketed by Corel Corporation, and indirectly with Visio Technical by Visio Corporation and TurboCADD 2D/3D by ISMI. Autodesk's MCAD products compete with Parametric Technology Corporation's Pro/Engineer; SolidWorks 95 from SolidWorks Corporation; TriSpectives from 3D/Eye; the I-DEAS Master Series from Structural Dynamics Research Corporation; and the CATIA and CADAM products offered by Paris-based Dassault Systemes and marketed and sold by IBM. Autodesk's data management products compete with various low-end file management systems such as AM Workflow from Cyco Software BV, as well high end product data management software solutions including offerings from Sherpa Corporation and Metaphase. Autodesk's data management products also compete with generic document management products including offerings from Documentum, Inc. and PC DOCS, Inc. AutoCAD Map competes most directly with MicroStation Geographics from Bentley Systems, Inc, and GIS product lines offered by Environmental Systems Research Institute, Inc. and Intergraph Corporation. Autodesk also faces competition in its foreign markets from a number of products offered by foreign-based companies.

  Product offerings from the Kinetix division--3D Studio MAX, 3D Studio and AutoVision--are currently available on IBM PCs and compatible computers. The primary competition in the multimedia software market consists of products available on personal computers and computer systems offered by Silicon Graphics, Inc. including multimedia product offerings from Alias|Wavefront, a wholly owned, independent subsidiary of Silicon Graphics, Inc. Products competing with 3D Studio MAX and 3D Studio software include Softimage 3D by Softimage Inc., a wholly owned subsidiary of Microsoft Corporation, Lightwave 3D by NewTek, Inc., and trueSpace 2 and trueSpace/SE by Caligari Corporation. 3D Studio Release 4 is also a viable alternative application to costlier graphics systems available only on computers offered by Silicon Graphics, Inc. AutoVision software competes with two third-party add-on products, AccuRender from Robert McNeel & Associates and RenderStar by RenderStar Technology BV.

  Autodesk believes that the principal factors affecting competition in its markets are price, product reliability, performance, range of useful features, continuing product enhancements, reputation, and training. In addition, the availability of third-party application software is a competitive factor within the CAD market. Autodesk believes that it competes favorably in these areas and that its competitive position will depend, in part, upon its continued ability to enhance existing products, and to develop and market new products.

INTELLECTUAL PROPERTY AND LICENSES

  Autodesk protects its intellectual property through copyright, trade secret, patent, and trademark laws. For substantially all AutoCAD sales outside of North America, Autodesk uses software protection locks to inhibit unauthorized copying. Nonetheless, there can be no assurance that Autodesk's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. In addition, the laws of certain foreign countries where Autodesk's products are distributed do not protect Autodesk's intellectual property rights to the same extent as the laws of the US. The inability of Autodesk to protect its proprietary information could have a material adverse effect on Autodesk's business and consolidated results of operations.

  From time to time, Autodesk receives claims alleging violation of a third party's intellectual property, including patent rights. Any disputes involving Autodesk's intellectual property rights or those of another party could lead to costly litigation which could have a material adverse effect on Autodesk's business and consolidated results of operations.

  Autodesk retains ownership of software it develops. All software is licensed to users and provided in object code pursuant to either shrink-wrap, embedded or on-line licenses or executed license agreements. These agreements contain restrictions on duplication, disclosure and transfer.

  Autodesk believes that because of the limitations of laws protecting its intellectual property and the rapid, ongoing technological changes in both the computer hardware and software industries, it must rely principally upon software engineering and marketing skills to maintain and enhance its competitive market position.

  Autodesk has an in-house antipiracy program focused on pursuing companies and individuals who illegally duplicate, sell or install Autodesk's software products. Software piracy is in some cases a felony under US federal law, which allows copyright and patent holders to protect and enforce their rights as owners of intellectual property.

PRODUCTION

  Production of Autodesk software products involves duplication of the software media and the printing of user manuals. The purchase of media and transfer of the software programs onto media for distribution to customers are performed by Autodesk and by licensed subcontractors. Media for Autodesk's products include CD-ROMs and disks and are available from multiple sources. User manuals for Autodesk products and packaging materials are produced to Autodesk specifications by outside sources. Domestic production is performed in leased facilities operated by Autodesk. Certain product assembly is also performed by independent third party contractors. International production is performed in leased facilities in Switzerland and Australia and by independent third-party contractors in Ireland, Japan and Singapore. To date, Autodesk has not experienced any material difficulties or delays in production of its software and documentation.

EMPLOYEES

  As of January 31, 1997, Autodesk had 2,044 full-time employees (1,379 in North America, 471 in Europe, and 194 in Asia/Pacific), of whom 624 were in software development and quality assurance, 930 in marketing and sales, 111 in production, and 379 in general and administrative positions. Autodesk believes that its future success will depend, in part, on its ability to continue to attract and retain highly skilled technical, marketing, support, and management personnel.

  None of Autodesk's employees in the United States is subject to a collective bargaining agreement, and Autodesk has never experienced a work stoppage. Management believes that its employee relations are good.

PROPERTIES

  Autodesk's executive offices and those related to product development, domestic marketing, and sales and production are located in leased office space in northern California. Autodesk also leases office space in various locations throughout the US for local sales and technical support personnel. Autodesk's foreign subsidiaries lease office space for their operations. Autodesk owns substantially all equipment used in its facilities.

LEGAL PROCEEDINGS

  In October 1992, Vermont Microsystems, Inc. ("VMI") filed a complaint against Autodesk in the US District Court for the District of Vermont, alleging among other things, misappropriation of trade secrets. In October 1994, the case was tried before a Magistrate of the US District Court for the District of Vermont. In December 1994, the US District Court ruled in favor of VMI on the trade secret claim and Autodesk recorded a litigation charge of $25.5 million as a result of a judgment in this matter. Autodesk appealed that judgment, and VMI cross-appealed, before the US Court of Appeals for the Second Circuit in January 1996. In July 1996, the

Court of Appeals affirmed the lower court's finding of liability but remanded the award for damages back to the US District Court for the District of Vermont to reconsider the appropriate calculation of damages. VMI's cross-appeal was denied by the appellate court. On December 23, 1996, the US District Court for the District of Vermont reduced VMI's award to $7,753,410, plus interest. VMI subsequently filed a motion to amend the judgment, which motion was granted by the court, and judgment was entered in the amount of $14,209,390, plus interest. Because additional motions or appeals may yet be filed, Autodesk has not reflected the reduction of damages in its financial statements.

  Tektronix, Inc. has filed a complaint in the US District Court for the District of Oregon alleging infringement by Autodesk of US Patent No. 4,734,690. Autodesk believes that it has meritorious defenses to the allegations set forth in the complaint and intends to defend itself vigorously in this action. The Company is still evaluating the claims in this matter. Management believes the ultimate outcome of this matter will not be material to Autodesk's consolidated financial position, results of operations or cash flows.

                 AUTODESK MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  THE DISCUSSION IN "AUTODESK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINS TREND ANALYSIS AND OTHER FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FACTORS SET FORTH ELSEWHERE HEREIN, INCLUDING "--CERTAIN RISK FACTORS WHICH MAY IMPACT FUTURE OPERATING RESULTS" AND "RISK FACTORS."

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of net revenues, consolidated statement of operations data for the periods indicated. These operating results are not necessarily indicative of the results for any future period.

                                                                 NINE MONTHS
                                       FISCAL YEARS ENDED           ENDED
                                          JANUARY 31,            OCTOBER 31,
                                      ------------------------   -------------
                                       1996     1995     1994    1996    1995
                                      ------   ------   ------   -----   -----
Net revenues.........................    100%     100%     100%    100%    100%
Costs and expenses:
  Cost of revenues...................     13       14       16      13      12
  Marketing and sales ...............     34       34       34      39      34
  Research and development...........     15       14       14      18      14
  General and administrative.........     14       14       14      15      14
  Nonrecurring charges...............    --         6      --        1     --
                                      ------   ------   ------   -----   -----
    Total costs and expenses.........     76       82       78      86      74
                                      ------   ------   ------   -----   -----
Income from operations...............     24       18       22      14      26
Interest and other income, net.......      2        2        2       1       2
                                      ------   ------   ------   -----   -----
Income before income taxes...........     26       20       24      15      28
Provision for income taxes...........      9        7        9       6      10
                                      ------   ------   ------   -----   -----
    Net income ......................     17%      13%      15%      9%     18%
                                      ======   ======   ======   =====   =====

NINE MONTHS ENDED OCTOBER 31, 1996 AND 1995

  Net revenues. Autodesk's net revenues for the nine months ended October 31, 1996 were $381.7 million which represented a 6 percent decrease from the same period of the prior fiscal year. Revenue decreases were noted in the Americas and Europe of 14 percent and 6 percent, respectively, reflecting slowdowns in the US dealer channel, Germany, Switzerland, and France. The reductions reflect lower sales of AutoCAD and AutoCAD updates as the current release enters the end of its product life. Net revenues for the first nine months of fiscal year 1997 were also negatively impacted by approximately $14.0 million when compared to the same period of the prior fiscal year due to changes in foreign exchange rates. Autodesk's revenues were negatively impacted by a stronger US dollar versus the Japanese yen and German mark, partially offset by favorable variances versus the Italian lire and Swedish krona. The decreased revenues as compared to the prior fiscal year were partially offset by revenues from new and enhanced products introduced during fiscal year 1997, most notably Autodesk Mechanical Desktop, AutoCAD LT for Windows 95, Autodesk Map and 3D Studio MAX. International sales, including exports from the US, accounted for approximately 67 percent of Autodesk's revenues in the first nine months of fiscal year 1997 as compared to 64 percent for the same period of fiscal year 1996.

  For the three- and nine - month periods in fiscal year 1996 ended October 31, 1995, product returns, which are accounted for as a reduction of revenues, were 11 percent and 9 percent of consolidated net revenues, respectively. For the comparable periods in fiscal year 1997, product returns were 8 percent and 9 percent of consolidated net revenues. While Autodesk experienced a decrease in product returns in absolute dollars during the first nine months of fiscal year 1997, management anticipates that product returns in future periods will continue to be impacted by product update cycles, new product releases, and software quality

  Autodesk believes that net revenues in the coming quarters will be negatively impacted by an anticipated slowdown in sales of AutoCAD and related updates as AutoCAD Release 13 nears the end of its product life cycle. As a result, AutoCAD revenues are expected to continue to decline as a percentage of consolidated revenues. While Autodesk expects that new products introduced in recent quarters, including 3D Studio MAX, AutoCAD LT for Windows 95, Autodesk Map and Autodesk Mechanical Desktop, will partially offset the decrease in AutoCAD revenues, Autodesk currently does not anticipate revenue growth on a sequential basis in the quarter ending January 31, 1997. Autodesk expects, however, that following the commencement of shipping the next release of AutoCAD, which is currently anticipated to occur in the first half of the fiscal year ending January 31, 1998, AutoCAD sales will increase as a percentage of consolidated revenues. While Autodesk has anticipated a slowdown and subsequent increase in AutoCAD revenues based on historical experiences and anticipated market conditions, any variations from Autodesk's current expectations may have a material impact on Autodesk's financial results.

  Delays in the introduction of the next version of AutoCAD or other new and enhanced products planned for the coming quarters, or failure to achieve significant customer acceptance for these new products, may have a material adverse effect on Autodesk's revenues and consolidated results of operations in future periods. Additionally, continued slowdowns in the Americas, particularly in the US, and in various European markets including Germany and Italy, could also have a material adverse effect on Autodesk's business and consolidated results of operations.

  Cost of revenues. Cost of revenues as a percentage of net revenues increased approximately one-half of one percent in the first nine months of fiscal year 1997 as compared to the same period of the prior fiscal year. Gross margins in fiscal year 1997 were adversely impacted by the mix of products sales and, to a lesser extent, the impact of increased fixed costs on a lower net revenue base. Revenues from commercial versions of AutoCAD, which historically have yielded a higher gross margin than many of Autodesk's other commercial products, decreased as a percentage of consolidated revenues. Similarly, the portion of revenue contributed by AutoCAD LT, which has a lower gross margin than commercial versions of AutoCAD, increased as a percentage of total revenues. In the future, cost of revenues as a percentage of net revenues may be impacted by the mix of product sales, royalty rates for licensed technology embedded in Autodesk's products and the geographic distribution of sales.

  Marketing and sales. Marketing and sales expenses increased from 34 percent of net revenues in the first nine months of fiscal year 1996 to 39 percent in the same period of fiscal year 1997. Actual spending increased 9 percent as a result of higher employee costs as well as marketing and sales costs associated with the launch of AutoCAD LT for Windows 95 and AutoCAD Map. Autodesk expects to continue to invest in marketing and sales of its products, to develop market opportunities and to promote Autodesk's competitive position. Accordingly, Autodesk expects marketing and sales expenses to continue to be significant, both in absolute dollars and as a percentage of net revenues.

  Research and development. Research and development expenses as a percentage of net revenues for the first nine months of fiscal year 1997 increased to 18 percent from 14 percent in the same period of the prior fiscal year. Actual research and development spending increased by 19 percent in absolute dollars on a year over year basis due to the addition of software engineers, expenses associated with the development of new and enhanced products, including the next release of AutoCAD, and the translation of certain of these products into foreign languages. Autodesk anticipates that research and development expenses will increase in future periods as a result of acquisitions and product development efforts by Autodesk's market groups. Additionally, Autodesk intends to continue recruiting and hiring experienced software developers and to consider the licensing and acquisition of complementary software technologies and businesses.

  General and administrative. General and administrative expenses were 15 percent of net revenues for the nine months ended October 31, 1996 as compared to 14 percent in the same period of fiscal year 1996. Actual spending remained relatively flat between the periods and reflected increased costs associated with recent acquisitions offset by lower professional fees. Autodesk currently expects that general and administrative expenses will increase moderately in future periods to support spending on infrastructure, including continued investment in Autodesk's worldwide information systems, and to a lesser extent, as a result of recent acquisitions.

  Nonrecurring charges. During the nine months ended October 31, 1996, Autodesk acquired assets from Argus Technologies, Inc. ("Argus") as well as the outstanding stock of Teleos Research ("Teleos"). These were accounted for using the purchase method of accounting, with the purchase price being principally allocated to capitalized software, purchased technologies and intangible assets. Approximately $3.2 million of the Teleos purchase price and $1.5 million of the Argus purchase price represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use. These amounts were charged to operations during the nine-month period ended October 31, 1996. Additional consideration may also be payable in the future to the former shareholders of Argus and Teleos based on product milestones and operating results, which amounts are expected to be allocated to intangible assets and amortized on a straight-line basis over two-to-five year periods.

  The results of Argus and Teleos have been included in Autodesk's consolidated financial statements from the respective acquisition dates. In the near term, Autodesk expects that operating expenses associated with these acquisitions and other acquisitions completed during the first nine months of fiscal year 1997 will exceed revenues, resulting in a negative impact of up to $0.02 per share in the fourth quarter of fiscal year 1997.

  The Combined Company expects to incur a significant non-recurring charge to operations in the quarter in which the Merger is consummated estimated to be in the range of $50 million to $60 million with respect to in-process research and development based on the preliminary purchase price allocation. As a result of the Merger, Autodesk and Softdesk also expect to incur an additional significant charge to operations, which is currently expected to be $3 million to $4 million, after the Merger is consummated, to reflect costs associated with integrating the two Companies. There can be no assurance that the Combined Company will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two Companies.

  Interest and other income. Interest and other income for the nine months ended October 31, 1996 was $4.5 million as compared to $7.3 million in the same period of the prior fiscal year. Interest income was $5.3 million for the first nine months of fiscal year 1997 as compared to $8.2 million in the same period of the prior fiscal year. The decrease in interest income from the same period of the prior fiscal year resulted from lower average cash balances and lower interest rates on Autodesk's international investment portfolio.

  Income taxes. Autodesk's effective income tax rate was 37.8 percent for the nine-month period ended October 31, 1996 as compared to 36.5 percent in the same period of the prior fiscal year. The increase in the effective income tax rate resulted from a one-time charge for acquired in-process research and development recorded in the second quarter of fiscal year 1997 associated with the Teleos acquisition, which is not deductible for income tax purposes, partially offset by a reduction in the effective income tax rate attributable to increased foreign earnings which are taxed at rates lower than the US statutory rate.

  As a result of the Merger, Autodesk's effective income tax rate in the period in which the transaction is consummated will increase significantly as a result of the nonrecurring charge for in-process research and development expected to be recorded in connection with the Merger which is not deductible for income tax purposes.

FISCAL YEARS ENDED JANUARY 31, 1996, 1995 AND 1994

  Net revenues. Autodesk's consolidated net revenues increased 18 percent to $534.2 million in fiscal year 1996 from $454.6 million in fiscal year 1995. Autodesk achieved net revenue growth in all sales geographies,

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

the most significant occurring in Autodesk's European operations. Growth in revenues resulted from higher sales of AutoCAD software, Autodesk's flagship product, as well as increased sales of multimedia, data management and low-end CAD product offerings, most notably AutoCAD LT.

  Sales of AutoCAD and AutoCAD updates increased from the prior fiscal year while continuing to represent approximately 80 percent of consolidated net revenues. Worldwide demand for AutoCAD remained strong in fiscal year 1996, resulting in the sale of 233,000 new licenses compared to 203,000 in the prior fiscal year. Fiscal year 1996 AutoCAD update revenue resulted principally from sales of the most current AutoCAD version, AutoCAD Release 13, which was released in the fourth quarter of fiscal year 1995. AutoCAD update revenue increased 17 percent over the previous fiscal year to approximately $49 million in fiscal year 1996.

  When viewed by geography, fiscal year 1996 net revenues increased 33 percent, 23 percent and 3 percent in Europe, Asia/Pacific and the Americas, respectively, compared to fiscal year 1995 growth in these regions of 15 percent, 25 percent, and 4 percent. Foreign revenues, including export sales from the United States, accounted for approximately 64 percent, 61 percent, and 58 percent of revenues in fiscal years 1996, 1995 and 1994, respectively. The weaker value of the dollar, relative to international currencies, favorably affected fiscal year 1996 international revenues by approximately $18.8 million compared to fiscal year 1995. Fiscal year 1995 sales were also favorably impacted by currency fluctuations by approximately $12.0 million compared to fiscal year 1994. Since most of Autodesk's international production costs and operating expenses are incurred in foreign currencies, the net impact of exchange rate fluctuations on income from operations is less than on revenues.

  A summary of revenues by geographic area is presented in Note 9 of Notes to Autodesk Consolidated Financial Statements.

  Autodesk records product returns as a reduction of revenues. In fiscal years 1996, 1995, and 1994, product returns, consisting principally of stock rotation, totaled $51.2 million or 9 percent of consolidated revenues, $28.6 million or 6 percent of consolidated revenues, and $7.7 million or 2 percent of consolidated revenues, respectively. Returns of AutoCAD products accounted for 79 percent, 75 percent, and 88 percent of total product returns in fiscal years 1996, 1995, and 1994, respectively. More specifically, returns of AutoCAD Release 13 products accounted for $29.5 million in fiscal year 1996. In fiscal year 1996, product returns were higher in each successive quarterly period, increasing to 10 percent and 12 percent of consolidated revenues in the third and fourth fiscal quarters, respectively. Management attributed the increase in the product returns in fiscal year 1996 primarily to product rotation associated with performance issues with initial versions of the AutoCAD Release 13 software, the number and complexity of associated corrective releases to the software, and, ultimately, certain customer dissatisfaction with these corrective releases. Fiscal year 1996 product returns were, to a lesser extent, also impacted by transition and update cycles related to the introduction of new and enhanced products, including AutoCAD Designer, 3D Studio, and AutoCAD LT. Fiscal year 1995 product returns increased relative to fiscal year 1994 primarily due to product rotation of previous versions of AutoCAD associated with the introduction of AutoCAD Release 13. An increase in the number of Autodesk vertical market applications, including AutoVision and AutoCAD Data Extension, the introduction of Autodesk's next generation retail-CAD product offering, AutoCAD LT, and the elimination of the Generic CADD product family also contributed to an increase in product returns in fiscal year 1995 as compared to the prior fiscal year.

  The nature and technical complexity of Autodesk's software is such that defect corrections have occurred in the past and may occur in future releases of AutoCAD and other products offered by Autodesk. Performance issues associated with AutoCAD Release 13 were more substantial than Autodesk had experienced with previous AutoCAD releases. The total cost of corrective actions was also likely more substantial, although the nature of such costs does not lend itself to quantification. Autodesk believes the corrective costs include not only the salary and other associated expenses for time spent by the engineering staff, but also costs relating to the diversion of resources in Autodesk's distribution channel and sales organization, the potential impact of delays on other research and development projects and damage to the Autodesk and AutoCAD brand names.

  Direct commissions paid to dealers represented 2 percent of net revenues in both fiscal years 1996 and 1995 and increased to $12.7 million in fiscal year 1996 from $10.7 million in fiscal year 1995. This increase resulted from higher sales to national accounts and US educational institutions. The decrease in direct commissions in fiscal year 1995 when compared to fiscal year 1994 resulted from a reduction in the domestic commission rate in the last half of fiscal year 1994, partially offset by increased national account and education sales in the US.

  Cost of revenues. Cost of revenues includes the purchase of disks and compact discs (CD-ROMs), costs associated with transferring Autodesk's software to electronic media, printing of user manuals and packaging materials, freight, royalties, amortization of capitalized software development costs and, in certain foreign markets, software protection locks. The improved gross margin in fiscal years 1996 and 1995 resulted from ongoing cost-control measures, primarily in the areas of purchasing, disk duplication, assembly, packaging and shipping, and the increased use of lower-cost CD-ROM media.

  Marketing and sales. Marketing and sales expenses include salaries, sales commissions, travel and facility costs for Autodesk's marketing, sales, dealer training and support personnel. These expenses also include programs aimed at increasing revenues, such as advertising, trade shows and expositions, as well as various sales and promotional programs designed for specific sales channels. While remaining constant as a percentage of net revenues, fiscal year 1996 marketing and sales expenses increased from the prior fiscal year due to an increase in personnel costs, sales incentive programs, continued expansion in the sales geographies, and expenses to support Autodesk's market group structure. Fiscal year 1995 marketing and sales expenses increased over fiscal year 1994 primarily due to worldwide marketing programs to support releases of new and enhanced products, including AutoCAD Release 13.

  Research and development. Research and development expenses consist principally of salaries and benefits for software engineers, contract development fees, expenses associated with product translations, costs of computer equipment used in software development, and facility expenses. Total research and development spending, including capitalized expenses, increased $11.4 million or 17 percent during fiscal year 1996 due to the addition of software engineers, costs associated with the development of new and enhanced products, and the translation of certain of these products into foreign languages. Research and development spending, including capitalized expenses, in fiscal year 1995 increased $11.1 million from fiscal year 1994 as a result of development costs for software products such as AutoCAD Release 13 and expenses for product localization. Autodesk capitalized product development expenses of $2.1 million in fiscal year 1995 and none in fiscal years 1996 and 1994.

  General and administrative. General and administrative expenses include Autodesk's information systems, human resources, finance, legal, purchasing and other administrative operations. The increase in these expenses in fiscal year 1996 resulted from higher personnel costs associated with increased operations and expenses to upgrade and maintain Autodesk's worldwide information systems, partially offset by a reduction in legal expenses. The increase in general and administrative expenses in fiscal year 1995 over fiscal year 1994 resulted primarily from legal expenses incurred in connection with the litigation discussed below and from higher personnel and facility costs.

  Nonrecurring charges. In December 1994, a $25.5 million judgment was entered against Autodesk on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). Autodesk recorded this nonrecurring charge in the fourth quarter of fiscal year 1995, resulting in a $0.33 reduction in net income per share. Autodesk appealed the judgment, and VMI cross-appealed, before the US Court of Appeals for the Second Circuit, in January 1996. In July 1996, the Court of Appeals affirmed the lower court's finding of liability but remanded the award of damages back to the US District Court for the District of Vermont to reconsider the appropriate calculation of damages. On December 23, 1996, the District Court reduced VMI's award to approximately $7.8 million, plus interest from the date of the initial award. VMI subsequently filed a motion to amend the judgment, which motion was granted by the court, and judgment was entered in the amount of $14,209,390, plus interest. Because additional motions or appeals may yet be filed, Autodesk has not reflected the reduction of damages in its financial statements.

  Interest and other income. Interest income was $10.6 million, $8.0 million and $7.9 million for fiscal years 1996, 1995 and 1994, respectively. The increase in fiscal year 1996 interest income from the prior fiscal year resulted from a greater average balance of cash, cash equivalents and marketable securities, partially offset by lower interest rates on Autodesk's international investment portfolio when compared to the same period in the prior fiscal year. Interest and other income for fiscal years 1996 and 1995 was net of interest expense of $1.8 million and $0.2 million, respectively, associated with the VMI judgment.

  Autodesk has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-denominated assets and liabilities. This program involves the use of forward foreign exchange contracts in the primary European and Asian currencies. Autodesk does not currently attempt to hedge foreign-denominated revenues and expenses not yet incurred. Gains (losses) resulting from foreign currency transactions primarily in Europe and Asia/Pacific, which are included in interest and other income, were $554,000, ($1,043,000), and ($969,000) in fiscal years 1996, 1995, and 1994, respectively.

  Provision for income taxes. See Note 3 of Notes to the Autodesk Consolidated Financial Statements for an analysis of the differences between the US statutory and effective income tax rates.

CERTAIN RISK FACTORS WHICH MAY IMPACT FUTURE OPERATING RESULTS

  Autodesk operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Autodesk's control. The following discussion highlights some of these risks and the possible impact of these factors on future results of operations.

  Fluctuations in quarterly operating results. Autodesk has experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality and general economic conditions in these markets. Autodesk's operating results in Europe during the third fiscal quarter are usually impacted by a slow summer period while the Asia/Pacific operations typically experience seasonal slowing in the third and fourth fiscal quarters.

  Autodesk typically receives and fulfills a majority of its orders within the quarter, with a substantial portion occurring in the third month of the fiscal quarter. As a result, Autodesk may not learn of a revenue shortfall until late in a fiscal quarter. Additionally, Autodesk's operating expenses are based in part on its expectations for future revenues and are relatively fixed in the short term. Any revenue shortfall below expectations could have an immediate and significant adverse effect on results of operations.

  Similarly, shortfalls in Autodesk's revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of Autodesk Common Stock. Moreover, the price of Autodesk Common Stock is subject to the volatility generally associated with software and technology stocks and may also be affected by broader market trends unrelated to Autodesk's performance.

  Product concentration. Autodesk derives a substantial portion of its revenues from sales of AutoCAD, AutoCAD updates, and adjacent computer-aided design ("CAD") products which are interoperable with AutoCAD. As a result, any factor adversely affecting sales of AutoCAD and AutoCAD updates, including such factors as product life cycle, market acceptance, product performance and reliability, reputation, price competition, and the availability of third-party applications, could have a material adverse effect on Autodesk's business and consolidated results of operations and financial condition. The current version of AutoCAD, Release 13, is entering the later stages of its product life cycle which is expected to result in lower AutoCAD sales in future periods. While Autodesk has anticipated a slowdown in AutoCAD revenues based on historical experiences and expected market conditions, any variations from Autodesk's current expectations may have a material impact on Autodesk's financial results.

  A substantial portion of Autodesk's CAD sales, including sales of AutoCAD and AutoCAD updates, are used by the AEC industry. Autodesk's product sales to the AEC markets, particularly in the US and in various European markets, including Germany, France, and Italy, relative to prior periods, have slowed due in part to general market conditions and short-term growth is not anticipated for these markets. Contraction in the AEC industry in other markets where Autodesk operates or a greater than anticipated slowdown in the US and Europe could have a material adverse effect on Autodesk's business and consolidated results of operations in future periods.

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

  Product development and introduction. The software products offered by Autodesk are internally complex and, despite extensive testing and quality control, may contain errors or defects ("bugs"), especially when first introduced. In fiscal year 1996, Autodesk experienced quality and performance issues associated with AutoCAD Release 13, including issues related to compatibility with certain hardware platforms and peripheral equipment, interoperability problems with products designed to work in conjunction with AutoCAD Release 13 and other issues associated with the software's object-oriented design. These factors resulted in a high rate of product returns in fiscal year 1996. While Autodesk believes the AutoCAD Release 13 performance issues have been satisfactorily addressed, there can be no assurance that defects or errors will not be discovered in future releases of AutoCAD and other software products offered by Autodesk. Such defects or errors could result in corrective releases to Autodesk's software products, damage to Autodesk's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on Autodesk's business and consolidated results of operations.

  The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. Autodesk believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation and training. Delays or difficulties including the discovery of product defects similar to those experienced with AutoCAD Release 13, may result in the delay or cancellation of planned development projects, including the next version of AutoCAD which is currently anticipated to ship in the first half of the fiscal year ending January 31, 1998, could have a material and adverse effect on Autodesk's business and consolidated results of operations. Further, increased competition in the market for design, mapping, multimedia, data management or data publishing software products could also have a negative impact on Autodesk's business and consolidated results of operations.

  Certain of Autodesk's product development activities are performed by independent firms and contractors while other technologies are licensed from third parties. Autodesk generally either owns or has an exclusive license for use of the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for Autodesk in the past, will be able to provide development support to Autodesk in the future. Similarly, there can be no assurance that Autodesk will be able to obtain and renew license agreements on favorable terms, if at all, and any failure to do so could have a material adverse effect on Autodesk's business and consolidated results of operations.

  International revenues. Autodesk anticipates that international revenues will continue to account for a significant portion of its consolidated revenues. Risks inherent in Autodesk's international sales include the following: unexpected changes in regulatory practices and tariffs; difficulties in staffing and managing foreign operations; longer collection cycles; potential changes in tax laws; greater difficulty in protecting intellectual property; and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where Autodesk does business. During the first nine months of the fiscal year ending January 31, 1997, changes in exchange rates from the same period of the prior fiscal year have adversely impacted revenues principally due to changes in the Japanese yen and German mark. Autodesk's international results may also be impacted by general economic and political conditions in these foreign markets including a current slowdown in the German market and its adverse impact on other European markets where Autodesk operates. There can be no assurance that these and other factors will not have a material adverse effect on Autodesk's future international sales and consequently on Autodesk's business and consolidated results of operations.

  Dependence on distribution channels. Autodesk sells its software products primarily to distributors and dealers (value-added resellers or "VARs"). Autodesk's ability to effectively distribute its products depends in part upon the financial and business condition of its VAR network. Although Autodesk has not to date experienced any material problems with its VAR network, computer software dealers and distributors typically are not highly capitalized and have experienced difficulties especially during times of economic contraction and may do so in the future. The loss of, or a significant reduction in, business with any one of Autodesk's major

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

international distributors or large US dealers could have a material adverse effect on Autodesk's business and consolidated results of operations in future periods.

  Product returns. With the exception of certain European distributors, agreements with the Company's VARs do not contain specific product-return privileges. However, Autodesk permits its VARs to return product in certain instances, generally during periods of product transition and during update cycles. In fiscal year 1996, Autodesk experienced a higher level of product returns than in fiscal years 1995 and 1994, most notably in the US, which management attributed to performance issues associated with initial versions of AutoCAD Release 13 software. While Autodesk believes that product returns will decrease in absolute dollars in fiscal year 1997, management anticipates that product returns in future periods will continue to be impacted by product update cycles, new product releases, and software quality.

  Autodesk establishes reserves, including reserves for stock balancing and product rotation, based on estimated future returns of product and after taking into account channel inventory levels, the timing of new product introductions, and other factors. While the Company maintains strict measures to monitor channel inventories and to provide appropriate reserves, actual product returns may differ from the Company's reserve estimates, and such differences could be material to Autodesk's consolidated financial statements.

  Intellectual property. Autodesk protects its intellectual property through copyright, trade secret, patent, and trademark laws. There can be no assurance that such measures will be adequate to protect Autodesk's proprietary intellectual property or that claims or infringement of third parties' intellectual property rights will not occur. In the normal course of business, Autodesk receives and makes inquiries with regard to possible patent infringement. Disputes regarding patent infringement or violations of other intellectual property rights could lead to costly litigation or licensing arrangements. Where deemed advisable, Autodesk may seek licenses or to negotiate settlements. Costs incurred in the future to litigate intellectual property ownership issues or to negotiate license rights could negatively impact future results of operations.

LIQUIDITY AND CAPITAL RESOURCES

  Cash, cash equivalents and marketable securities, which consist primarily of high-quality municipal bonds, tax-advantaged money market instruments and US Treasury notes, totaled $253.9 million at October 31, 1996 compared to $272.4 million at January 31, 1996. (Both amounts include a restricted balance of $28.0 million related to a litigation judgment. See "Autodesk--Business--Legal Proceedings.") During the first nine months of fiscal year 1997, Autodesk generated $72.3 million in cash from operations and realized cash proceeds of $17.6 million from the issuance of shares through employee stock option and stock purchase programs. These increases were partially offset by cash used to purchase 2,207,000 shares of Autodesk Common Stock ($67.0 million) under an ongoing, systematic repurchase program and under a 5.0 million share repurchase program approved by Autodesk's Board of Directors in August 1996; to purchase computer equipment, furniture, and leasehold improvements ($15.3 million); to effect businesses combinations ($9.7 million); and to pay dividends on Autodesk Common Stock ($8.1 million).

  In August 1996, the Autodesk announced a stock repurchase program under which Autodesk may purchase up to 5 million shares of Autodesk Common Stock in open market transactions as market and business conditions warrant. Autodesk may also utilize equity options as part of its repurchase program. This program is in addition to shares previously reserved pursuant to an on-going and systematic repurchase plan to reduce the dilutive effect of common stock to be issued under Autodesk's stock option plans.

  In connection with the new repurchase program, Autodesk sold put warrants to an independent third party in September 1996 that entitle the holder of the warrants to sell 3 million shares of Autodesk Common Stock to Autodesk at $21.50 per share. Additionally, Autodesk purchased call options that entitle Autodesk to buy 2 million shares of Autodesk Common Stock at $25.50 per share. The put warrants and call options expire in

September 1997. The premiums received with respect to the equity options totaled $8.1 million and equaled the premiums paid. Consequently, there was no exchange of cash. The amount related to Autodesk's maximum potential repurchase obligation under the put warrants has been reclassified from stockholders' equity to put warrants at October 31, 1996. Autodesk has the right to settle the put warrants with stock or a cash settlement equal to the difference between the exercise price and market value at the date of exercise. These securities had no significant dilutive effect on net income per share for the periods presented.

  Autodesk's principal commitments to use cash at October 31, 1996 include payments of operating leases for facilities and Autodesk's potential put warrant obligation under its new stock repurchase program.

  Autodesk hedges a portion of its exposure on certain intercompany receivables denominated in foreign currencies using forward foreign exchange contracts in European and Asian currencies. Autodesk's material unhedged monetary assets, liabilities and commitments denominated in currencies other than the US dollar at October 31, 1996, consisted of cash and cash equivalents, marketable securities and operating lease commitments.

  Longer-term cash requirements, other than normal operating expenses, are anticipated for development of new software products and enhancement of existing products; financing anticipated growth; dividend payments; repurchases of Autodesk Common Stock; and the possible acquisition of businesses, software products or technologies complementary to Autodesk's business. Autodesk believes that its existing cash, cash equivalents, marketable securities, available line of credit and cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements.

                AUTODESK MANAGEMENT AND EXECUTIVE COMPENSATION

MANAGEMENT

  The executive officers and directors of Autodesk and their ages as of January 31, 1997 are as follows:

          NAME           AGE                       POSITION
          ----           ---                       --------
Carol A. Bartz..........  48 Chairman of the Board and Chief Executive Officer
Eric B. Herr............  48 President; Chief Operating Officer; Acting Vice
                              President, AEC Market Group
Joseph H. Astroth,        40 Vice President, GIS Market Group
 Ph.D...................
Robert M. Carr..........  40 Vice President, AutoCAD Market Group
John E. Calonico .......  40 Vice President, Finance and Acting Chief Financial
                              Officer
Larry L. Crume..........  52 Vice President, Kinetix
James D. D'Arezzo.......  45 Vice President, Corporate Marketing
Dominic J. Gallello.....  41 Vice President, MCAD Market Group, Vice President,
                              Data Management Group and Vice President, Data
                              Publishing
John E. Lynch...........  40 Vice President, Advanced Products Group
Stephen McMahon.........  55 Vice President, Human Resources
Tom Norring ............  51 Vice President, Asia/Pacific
Marcia K. Sterling......  53 Vice President, Business Development, and General
                              Counsel
Godfrey R. Sullivan.....  42 Vice President, Americas
Michael E. Sutton.......  51 Vice President, Europe
Mark A. Bertelsen.......  52 Director
Crawford W. Beveridge...  51 Director
J. Hallam Dawson........  60 Director
Mary Alice Taylor.......  46 Director
Morton Topfer...........  59 Director

  CAROL A. BARTZ joined Autodesk in April 1992 and has served as Chief Executive Officer and Chairman of the Board since May 1992. Ms. Bartz served as President from May 1992 through September 1996. Prior to joining Autodesk, from 1983 to April 1992, Ms. Bartz held various positions at Sun Microsystems, Inc., including Vice President, Worldwide Field Operations (July 1990 to April
1992). Ms. Bartz is a director of AirTouch Communications, Cadence Design Systems, Inc., Network Appliance, Inc., Cisco Systems, Inc. and BEA Systems, Inc.

  ERIC B. HERR has been Autodesk's President and Chief Operating Officer and Acting Vice President, AEC Market Group since September 1996. Mr. Herr served as the Chief Financial Officer from the time he joined Autodesk in May 1992 until September 1996. From December 1992 through January 1995, Mr. Herr served as Vice President, Emerging Businesses. From January 1995 to May 1995, Mr. Herr served as Vice President, Finance, and Administration. From May 1990 to May 1992, he served as Vice President of Finance and Planning, Sun Microsystems, Inc.

  DR. JOSEPH H. ASTROTH has served as Vice President, GIS Market Group, since joining Autodesk in January 1996. From September 1989 through December 1995, Dr. Astroth held various positions with Graphic Data Systems Corporation including Director, Environmental Market Group from January 1993 to June 1994, and Vice President of Product Management, Engineering, from June 1994 to December 1995.

  ROBERT M. CARR has served as Vice President, AutoCAD Market Group, since September 1996. Mr. Carr joined Autodesk in November 1993 and served as Vice President, Core Technology Group, through January 1995, and Vice President, Engineering from January 1995 through September 1996. From September 1987 to August 1993, Mr. Carr served as Vice President of Software Development of Go Corporation, a company he co-founded.

  JOHN E. CALONICO, has served as Vice President, Finance since May 1995 and as Acting Chief Financial Officer since September 1996. Mr. Calonico joined Autodesk in 1990 as Corporate Controller and served in this capacity through May 1995. Prior to joining Autodesk, Mr. Calonico was a senior manager with Ernst and Young, LLP.

  LARRY L. CRUME has served as Vice President and General Manager, Kinetix (formerly Autodesk's Multimedia Market Group), since joining Autodesk in October 1995. From March 1990 through September 1994, Mr. Crume worked at Lotus Development Corporation, serving as Vice President, International Business Development, from January 1990 to April 1993, and as Vice President, Electronic Messaging Division, from April 1993 to September 1994. From that time until joining Autodesk, Mr. Crume was an independent consultant.

  JAMES D. D'AREZZO has served as Vice President, Corporate Marketing since joining Autodesk in February 1994. Mr. D'Arezzo served as Vice President, Data Management Market Group from February 1996 through September 1996. From February 1994 through December 1995, Mr. D'Arezzo served as Vice President, Corporate Marketing, and Vice President, GIS and DM Market Groups. From November 1993 to January 1994, Mr. D'Arezzo served as the Vice President of Corporate Business Development for Banyan Systems. From July 1990 to November 1993, Mr. D'Arezzo served as Banyan's Vice President of Marketing.

  DOMINIC J. GALLELLO has served as Vice President, MCAD Market Group since January 1995 and as Vice President, Data Management Group and as Vice President, Data Publishing since November 1996. Mr. Gallello served as Vice President, Asia/Pacific from the time he joined Autodesk in October 1992 until July 1996. From February 1995 to August 1995, Mr. Gallello served as Acting Vice President, MCAD Market. From April 1981 to October 1992, he held various positions with Intergraph Corporation, including President, Intergraph Japan, from June 1986 to October 1992.

  JOHN E. LYNCH joined Autodesk in May 1986 and has served as Vice President, Advanced Product Group, since January 1995, Chief Technical Officer from February 1995 through September 1996, and Vice President, AEC/FM Market Group from September 1995 through September 1996.

  STEPHEN MCMAHON has served as Vice President, Human Resources, since joining Autodesk in July 1992. From July 1987 to July 1992, Mr. McMahon served as Senior Director, Human Resources, for Apple Computer, Inc.

  TOM NORRING has served as Vice President, Asia Pacific since joining Autodesk in June 1996. Prior to joining Autodesk, Mr. Norring served as Vice President of Asia Pacific and Latin America and in a variety of international management positions for Hitachi Data Systems from 1978 to 1996.

  MARCIA K. STERLING joined Autodesk in October 1995 as Vice President, Business Development, and General Counsel. From September 1982 to October 1995, she practiced corporate and securities law at Wilson Sonsini Goodrich & Rosati, where she was a member.

  GODFREY R. SULLIVAN has served as Vice President, the Americas, since joining Autodesk in October 1992 and as Acting Vice President, AEC/FM Market Group, from February 1995 to September 1995. Mr. Sullivan held various positions with Apple Computer, Inc. from June 1984 to September 1992, including Vice President and General Manager, Business Markets Division, from April 1992 to September 1992 and Vice President and General Manager, US Reseller Operations, from July 1991 to March 1992.

  MICHAEL E. SUTTON has served as Vice President, Europe, since June 1993. Mr. Sutton joined Autodesk in October 1987 as a sales and marketing director in the United Kingdom. Mr. Sutton was the Managing Director of Autodesk's United Kingdom subsidiary from January 1990 to January 1992. From January 1992 to February 1993, Mr. Sutton served as Northern Region Manager, Europe, and from February 1993 to May 1993, he served as acting Vice President, Europe.

  MARK A. BERTELSEN has been a director of Autodesk since 1992. Mr. Bertelsen joined the law firm of Wilson Sonsini Goodrich & Rosati, outside legal counsel to Autodesk, in January 1972, and became a member of the firm in January 1977.

  CRAWFORD W. BEVERIDGE has been a director of Autodesk since 1993. Mr. Beveridge has served as the Chief Executive Officer of Scottish Enterprise, an economic development company, since January 1991. Mr. Beveridge is a director of US Smaller Companies Investment Trust.

  J. HALLAM DAWSON has been a director of Autodesk since 1988. Mr. Dawson has served as Chairman of IDI Associates, a private investment bank specializing in Latin America, since September 1986.

  MARY ALICE TAYLOR has been a director of Autodesk since 1995. Ms. Taylor has served as Executive Vice President of Worldwide Operations and Technology for CitiCorp since January 1997. Ms. Taylor served as Vice President of Federal Express Corporation from 1985 to September 1991 and as Senior Vice President of Federal Express Corporation from September 1991 to December 1996. Ms. Taylor is a director of Perrigo, Inc. and Allstate Insurance, Inc.

  MORTON TOPFER has been a director of Autodesk since 1995. Mr. Topfer has served as Vice Chairman of Dell Computer Corporation since June 1994. From March 1971 to June 1994, Mr. Topfer was the Executive Vice President of Motorola, Inc.

  There is no family relationship between any director or executive officer of Autodesk.

COMPENSATION OF DIRECTORS

  Autodesk pays an annual fee of $25,000 to each director who is not an employee of or consultant to Autodesk (currently six persons), of which not more than fifty percent (50%) can be cash and the balance must be restricted stock issued at the rate of $1.20 worth of stock for each $1.00 of cash compensation foregone. Directors do not receive fees for Board or Board Committee meetings attended.

  The Autodesk 1990 Directors' Option Plan provides for the automatic grant of nonstatutory options to outside directors of Autodesk. Upon being elected or appointed to the Autodesk's Board of Directors, each outside director is granted an option to purchase 15,000 shares of the Autodesk Common Stock, with subsequent annual grants of 10,000 shares. Options granted under the 1990 Directors' Option Plan vest in annual installments cumulatively as to thirty-four percent (34%), thirty-three percent (33%) and thirty-three percent (33%), respectively, of the shares subject to an option for a total vesting period of three years. The exercise price of options granted under the 1990 Directors' Option Plan is equal to the fair market value of Autodesk Common Stock on the date of grant.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid to or earned by Autodesk's Chief Executive Officer and Autodesk's four other most highly compensated officers whose salary plus bonus exceeded $100,000 during the last fiscal year (collectively the "Autodesk Named Executive Officers") for services rendered to Autodesk during the fiscal years ended January 31, 1997, 1996 and 1995.

                          SUMMARY COMPENSATION TABLE

                                                        LONG TERM COMPENSATION
                                    ANNUAL COMPENSATION         AWARDS
                                    ------------------------------------------
                                                              SECURITIES
                             FISCAL                           UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY   BONUS(1)        OPTIONS(#)       COMPENSATION(2)
---------------------------  ------ ------------------------------------------ ---------------
Carol A. Bartz..........      1997  $  515,000$     --         560,000            $ 39,000
 Chairman of the Board        1996     475,000  229,284            --               38,500
 and Chief Executive          1995     445,000  148,986            --               37,500
 Officer
Eric B. Herr............      1997  $  320,000$     --         280,000            $  3,000
 President and Chief          1996     310,000  124,926            --                2,500
 Operating Officer            1995     290,000   80,011            --                1,500
Dominic J. Gallello.....      1997  $  275,000$     --         210,000            $  3,000
 Vice President, MCAD         1996     250,000  125,500         20,000               2,500
 Market Group, Vice           1995     235,000   64,837            --                1,500
 President, Data
 Publishing and Acting
 Vice President, Data
 Management Group
Godfrey R. Sullivan.....      1997  $  260,000$     --         191,000            $  3,000
 Vice President,              1996     260,000  104,858         20,000               2,500
 Americas                     1995     245,000   67,595            --                1,500
Michael E. Sutton.......      1997  $  250,000$     --          70,000            $179,241
 Vice President, Europe       1996     222,500   89,806         20,000              99,000
                              1995     210,000   58,459            --                  --

--------
(1) Represents incentive bonuses for achievement of corporate, individual and organizational objectives in fiscal years 1996 and 1995.
(2) Amounts reported for fiscal year 1997 consist of: (i) matching contributions by Autodesk to one of Autodesk's pre-tax savings plans (Ms. Bartz $2,500, Mr. Herr $2,500, Mr. Gallello $2,500 and Mr. Sullivan $2,500); (ii) Autodesk contributions to one of Autodesk's pre-tax plans (Ms. Bartz $500, Mr. Herr $500, Mr. Gallello $500 and Mr. Sullivan $500);
    (iii) $36,000 paid to Ms. Bartz for the purpose of reimbursing her for certain transportation expenses; (iv) $100,000 paid to Mr. Sutton as a cost of living adjustment related to his location in Switzerland; (v) $3,104 paid by Autodesk for health insurance premiums on behalf of Mr. Sutton; and (vi) $76,137 paid by Autodesk into an employee retirement fund on behalf of Mr. Sutton. Amounts reported for fiscal year 1996 consist of:
    (i) matching contributions by Autodesk to one of Autodesk's pre-tax savings plans (Ms. Bartz $2,000, Mr. Herr $2,000, Mr. Gallello $2,000 and Mr. Sullivan $2,000; (ii) Autodesk contributions to one of Autodesk's pre-tax plans (Ms. Bartz $500, Mr. Herr $500, Mr. Gallello $500 and Mr. Sullivan $500); (iii) $36,000 paid to Ms. Bartz for the purpose of reimbursing her for certain transportation expenses; and (iv) $99,000 paid to Mr. Sutton as a cost of living adjustment related to his location in Switzerland. Amounts reported for fiscal year 1995 consist of: (i) matching contributions by Autodesk to one of Autodesk's pre-tax savings plans (Ms. Bartz $1,000, Ms. Herr $1,000, Mr. Gallello $1,000 and Mr. Sullivan $1,000); (ii) Autodesk contributions to one of Autodesk's pre-tax plans (Ms. Bartz $500, Mr. Herr $500, Mr. Gallello $500 and Mr. Sullivan $500); and (iii) $36,000 paid to Ms. Bartz for the purpose of reimbursing her for certain transportation expenses.

OPTION GRANTS

  The following table sets forth information regarding options to purchase Autodesk Common Stock granted to the Autodesk Named Executive Officers during the fiscal year ended January 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         INDIVIDUAL GRANTS
                         -------------------------------------------------
                                                                             POTENTIAL REALIZABLE
                                                                           VALUE AT ASSUMED ANNUAL
                         NUMBER OF     % OF TOTAL                            RATES OF STOCK PRICE
                         SECURITIES      OPTIONS                               APPRECIATION FOR
                         UNDERLYING      GRANTED      EXERCISE                  OPTION TERM(2)
                          OPTIONS     TO EMPLOYEES      PRICE   EXPIRATION ------------------------
          NAME           GRANTED(#) IN FISCAL YEAR(1) PER SHARE    DATE        5%          10%
------------------------ ---------- ----------------- --------- ---------- ----------- ------------
Carol A. Bartz..........   60,000                      $36.50     3/20/06  $1,377,279  $ 3,490,296
                          500,000                      $23.125    9/11/06  $7,271,594  $18,427,647
                          -------                                          ----------- ------------
                          560,000         10.5%                            $ 8,648,873 $ 21,917,943
Eric B. Herr............  180,000                      $36.50     3/20/06  $4,131,838   $10,470,888
                          100,000                      $23.125    9/11/06  $1,454,319  $  3,685,529
                          -------                                          ----------- ------------
                          280,000          5.3%                            $ 5,586,157 $ 14,156,417
Dominic J. Gallello.....   30,000                      $36.50     3/20/06  $   688,640 $  1,745,148
                           30,000                      $23.125    9/11/06  $   436,296 $  1,105,659
                          150,000                      $27.625   12/18/06  $ 2,605,982 $  6,604,070
                          -------                                          ----------- ------------
                          210,000          3.9%                            $ 3,730,918 $  9,454,877
Godfrey R. Sullivan.....   21,000                      $36.50     3/20/06  $   482,048 $  1,221,604
                           20,000                      $23.125    9/11/06  $   290,864      737,106
                          150,000                      $27.625   12/18/06  $ 2,605,982    6,604,070
                          -------                                          ----------- ------------
                          191,000          3.6%                            $ 3,378,894 $  8,562,780
Michael E. Sutton.......   30,000                      $36.50     3/20/06  $  688,640  $ 1,745,148
                           40,000                      $23.125    9/11/06  $  581,728  $ 1,474,212
                          -------                                          ----------- ------------
                           70,000          1.3%                            $ 1,270,368 $  3,219,360

--------
(1) Total number of options granted to employees during fiscal year 1997 was 5,324,938.
(2) The 5% and 10% assumed annual rates of appreciation are specified in SEC rules and do not represent Autodesk's estimate or projection of future stock price growth.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth, for each of the Autodesk Named Executive Officers, certain information concerning stock options exercised during Autodesk's 1997 fiscal year, and the number of shares of Autodesk Common Stock subject to both exercisable and unexercisable stock options as of January 31, 1997. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of Autodesk Common Stock as of January 31, 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                  OPTIONS AT FISCAL      IN-THE-MONEY OPTIONS AT
                           SHARES                    YEAR END(#)             FISCAL YEAR END
                         ACQUIRED ON  VALUE   ------------------------- -------------------------
          NAME           EXERCISE(#) REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
------------------------ ----------- -------- ----------- ------------- ----------- -------------
Carol A. Bartz..........     --        --       960,000      860,000    $15,720,000  $9,162,500
Eric B. Herr............     --        --       350,000      280,000    $ 4,768,750  $  850,000
Dominic J. Gallello.....     --        --       126,667      283,333    $   750,000  $1,230,000
Godfrey R. Sullivan.....     --        --       196,667      264,333    $ 1,425,000  $1,220,000
Michael E. Sutton.......     --        --        68,907      145,573    $   389,000  $  729,000

CERTAIN TRANSACTIONS

  In April 1992, the Company entered into an agreement with Carol A. Bartz which provides for a minimum base salary of $400,000, incentive bonus of up to eighty percent (80%) of base salary, a one-time employment bonus of $250,000 (to compensate for a foregone bonus) and the grant of options to purchase 2,000,000 shares (as adjusted to reflect the October 1994 two-for-one stock split) of Common Stock vesting over five years of employment. The agreement provides for a severance payment equal to two years' base salary and incentive compensation in the event Ms. Bartz's employment is terminated without cause within two years after commencement of employment or one year after a change of control of the Company not approved by the Board of Directors or two years' base compensation in the event Ms. Bartz's employment is terminated without cause under any other circumstances. The vesting of Ms. Bartz's options will accelerate upon a change of control.

                          AUTODESK STOCK INFORMATION

AUTODESK PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of Autodesk Common Stock as of January 31, 1997 for the following: (i) each person or entity who is known by Autodesk to own beneficially more than 5% of the outstanding shares of Autodesk Common Stock ("Autodesk Principal Stockholders"); (ii) each of Autodesk's directors; (iii) each of the Autodesk Named Executive Officers; and (iv) all directors and executive officers of Autodesk as a group:

                                          SHARES              PERCENTAGE
               NAME                BENEFICIALLY OWNED(1) BENEFICIALLY OWNED(2)
               ----                --------------------- ---------------------
AUTODESK PRINCIPAL
 STOCKHOLDERS:(3)
  Jurika & Voyles, Inc. ..........       3,551,960               7.87%
   1999 Harrison Street
   Suite 700
   Oakland, CA 94612
  Goldman, Sachs & Co. ...........       2,530,307               5.61%
   80 Broad Street
   New York, NY 10004
DIRECTORS:
  Carol A. Bartz(4)...............         983,561               2.13%
  Mark A. Bertelsen(5)............          25,496                  *
  Crawford W. Beveridge(6)........          26,329                  *
  J. Hallam Dawson(7).............          42,096                  *
  Mary Alice Taylor(8)............           7,995                  *
  Morton Topfer(9)................           7,995                  *
OTHER AUTODESK NAMED EXECUTIVE
 OFFICERS:
  Eric B. Herr(10)................         393,561                  *
  Dominic J. Gallello(11).........         140,062                  *
  Godfrey R. Sullivan(12).........         207,480                  *
  Michael E. Sutton(13)...........          78,907                  *
ALL DIRECTORS AND EXECUTIVE
 OFFICERS AS A GROUP (19
 PERSONS)(14):                           2,531,793               5.32%

--------
  * Represents less than 1% of the outstanding shares.

 (1) The number and percentage of shares beneficially owned is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of January 31, 1997, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

 (2) Number of shares deemed outstanding includes 45,107,608 outstanding as of January 31, 1997, plus any shares subject to stock options held by the person or persons in question that are exercisable within 60 days of January 31, 1997.

 (3) This information was obtained from filings made with the SEC pursuant to Sections 13(d) or 13(g) of the Exchange Act.

 (4) Includes options to purchase 980,000 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (5) Includes options to purchase 25,001 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (6) Includes options to purchase 25,834 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (7) Includes options to purchase 40,401 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (8) Includes options to purchase 7,500 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (9) Includes options to purchase 7,500 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

(10) Includes options to purchase 390,000 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

(11) Includes options to purchase 136,667 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

(12) Includes options to purchase 203,667 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

(13) Includes options to purchase 78,907 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

(14) Includes options to purchase 2,487,366 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

PRO FORMA STOCK OWNERSHIP OF AUTODESK PRINCIPAL STOCKHOLDERS AND DIRECTORS

  The following table sets forth certain information regarding the beneficial ownership of Autodesk Common Stock on a pro forma basis for the Autodesk Principal Stockholders, each of Autodesk's directors and all directors and executive officers of Autodesk as a group. This table provides information based on the following two scenarios: (i) that 0.4677 shares of Autodesk Common Stock are issued in exchange for one share of Softdesk Common Stock in the Merger (which exchange ratio was calculated based on $32.07, the average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq for the five trading days immediately preceding February 19, 1997), and (ii) that
0.9375 shares of Autodesk Common Stock are issued in exchange for one share of Softdesk Common Stock in the Merger, which amount represents the largest fractional share of Autodesk Common Stock issuable per share of Softdesk Common Stock without triggering Autodesk's right to terminate the Amended Agreement. Because the actual number of shares of Autodesk Common Stock to be issued pursuant to the Merger will not be fixed until the Effective Time, the beneficial ownership at the Effective Time of the persons and entities listed in the following table may differ from the information presented in the table:

                                                       PERCENTAGE        PERCENTAGE
                                                      BENEFICIALLY      BENEFICIALLY
                                                     OWNED AFTER THE   OWNED AFTER THE
                                                     MERGER ASSUMING   MERGER ASSUMING
                          SHARES BENEFICIALLY OWNED EXCHANGE RATIO OF EXCHANGE RATIO OF
          NAME               AFTER THE MERGER(1)        0.4677(2)         0.9375(3)
          ----            ------------------------- ----------------- -----------------
AUTODESK PRINCIPAL
 STOCKHOLDERS:(4)
  Jurika & Voyles,
   Inc. ................          3,551,960               7.41%             7.00%
   1999 Harrison Street
   Suite 700
   Oakland, CA 94612
  Goldman, Sachs &
   Co. .................          2,530,307               5.28%             4.99%
   85 Broad Street
   New York, N.Y.
DIRECTORS:
  Carol A. Bartz(5).....            983,561               2.01%             1.90%
  Mark A. Bertelsen(6)..             25,496                  *                 *
  Crawford W.
   Beveridge(7).........             26,329                  *                 *
  J. Hallam Dawson(8)...             42,096                  *                 *
  Mary Alice Taylor(9)..              7,995                  *                 *
  Morton Topfer(10).....              7,995                  *                 *
ALL DIRECTORS AND
 EXECUTIVE OFFICERS AS A
 GROUP
  (19 PERSONS) (11).....          2,531,793               5.02%             4.76%

--------
 * Represents less than 1% of the outstanding shares.
 (1) The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of January 31, 1997, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.
 (2) Number of shares deemed outstanding includes 47,923,171 shares that would be outstanding after the Merger assuming an exchange ratio of 0.4677, plus any shares subject to stock options held by the person or persons in question that are exercisable within 60 days of January 31, 1997.
 (3) Number shares deemed outstanding includes 50,751,376 shares that would be outstanding after the Merger assuming an exchange ratio of 0.9375, plus any shares subject to stock options held by the person or persons in question that are exercisable within 60 days of January 31, 1997.

 (4) This information was obtained from filings made with the SEC pursuant to Sections 13(d) or 13(g) of the Exchange Act.

 (5) Includes options to purchase 980,000 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (6) Includes options to purchase 25,001 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (7) Includes options to purchase 25,834 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (8) Includes options to purchase 40,401 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

 (9) Includes options to purchase 7,500 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

(10) Includes options to purchase 7,500 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

(11) Includes options to purchase 2,487,366 shares of Autodesk Common Stock exercisable within 60 days of January 31, 1997.

                                   SOFTDESK

BUSINESS

BACKGROUND

  Softdesk develops, markets and supports CAD application software products primarily for professionals, non-professional office users and home users in the AEC market. Softdesk's integrated application software is used by civil engineers, surveyors, architects, home builders, building services engineers, structural engineers, facilities managers, mapping professionals and home and office users worldwide to automate the design and engineering process, from large infrastructure engineering projects to single-family home or office design. The majority of Softdesk's products are designed for use in conjunction with AutoCAD(R). Softdesk also has products which run on DataCAD(R), developed by Cadkey, Inc., the CornerStone Toolkit developed by ARITEK Systems, Inc., and Softdesk's own proprietary Drafix(R) CAD software. The products operate on Microsoft Windows(R) and DOS-based personal computers. Softdesk sells its products worldwide and maintains several international offices and subsidiaries. Softdesk believes it operates in a single business segment: CAD application software for the AEC market.

  Softdesk focuses its resources on providing AEC products and services which meet the design and drafting needs of civil engineers, surveyors and architects in both large and small organizations as well as home users throughout the world. Softdesk believes it is one of the world's leading suppliers of integrated technical application software for the AEC and related markets. Softdesk's strategy is to support the operating systems, databases, spreadsheets and word processing systems most widely used in the AEC market. This allows users to leverage existing investments in desktop software. Softdesk intends to support new operating systems and applications which become broadly accepted in the AEC market.

  Softdesk pursues new technology and the development of products by both internal development and through the strategic acquisition of other companies.

PRODUCTS, SUPPORT AND MAINTENANCE

  Softdesk's products are organized into the following product families:
Civil/Survey, Building Design and Engineering, Imaging/Scanning, Productivity, Spirit and Mid-Range and Retail Products. These products are primarily used by civil engineers, surveyors, architects, building services engineers, structural engineers, facilities managers, and small office and home users. A significant portion of Softdesk's products are integrated for use with one another, which enables users to add new modules easily to their existing Softdesk solution. In addition, most of Softdesk's products include a similar graphical user interface which makes it easier for end-users to learn to use other Softdesk products. The number of products offered by Softdesk exceeds 50.

 Professional Products

  Softdesk's professional products automate the entire building, site, and utilities project workflow, including analysis, planning, design, construction documentation, management and operations. Softdesk's modules are integrated to enable multiple disciplines to work together and to make it easy to add new modules to the Softdesk system, as required. Suggested retail prices for Softdesk's professional products range from approximately $400 to $7,500 per seat. The professional product families include the following:

  Civil/Survey. The Civil/Survey product family offers a fully integrated set of products that can be combined to create a custom configuration to suit the individual or corporate needs of civil engineers or surveyors. This product family includes COGO (Coordinate Geometry) which performs a variety of tasks including setting and manipulating points, lines and curves, labeling metes and bounds, special line types, and survey symbols. Tools within COGO are used throughout all other Civil/Survey software modules. Another significant product in this family is Survey which downloads survey field data from industry-standard data collectors as well as batch mode input and performs a wide variety of analyses and survey calculations. Survey also offers user-defined command line coordinate geometry, mathematical adjustment, geodetic coordinate transformations, sun and starshot calculations, and traverse and sideshot entry.

  Building Design and Engineering. The Building Design and Engineering product family offers a fully integrated set of products for the design of projects ranging from single-family homes to multilevel high-rise complexes. This product family includes Auto-Architect which is used for designing, inputting and editing architectural design elements in plan, elevation and three-dimension (also see Spirit). Auto-Architect automates design and documentation of walls, stairways and roofs through parametric generation of two-dimension and three-dimension models. It also includes capabilities for space planning and automatic door and window schedule generation. Also in this product family is Building Base which draws architectural baseplans for use as underlays for engineering drawings and facilities management. Building Base also provides tools for drafting and editing of basic architectural plans in two-dimension.

  Imaging/Scanning. The Imaging/Scanning product family offers a range of products for working with scanned paper drawings on a computer (which are typically in raster format) that can coexist on the same network as a CAD system (which are typically in vector format). Imaging products work with hybrid raster/vector files and are designed to share file formats, plotter configurations, network plot queuing and file locking. Included in this family are: CAD Overlay(R) ESP which is a powerful drawing conversion and raster editing tool for engineering-size drawings offering the capability to plot raster and vector hybrid data simultaneously; CAD Overlay Classic, which displays a scanned image of a drawing as a template or backdrop over which a CAD model can be constructed; CAD Overlay GSX which provides sophisticated raster display, image enhancement and plotter capabilities using satellite imaging, scanned photographs or color TIFF images; and CAD Overlay LFX, an application module for use with CAD Overlay ESP which adds fast, semi-automatic line-tracing technology to automate conversion of scanned paper drawings.

  Productivity. The Productivity family of products consists of stand-alone software tools designed to enhance the productivity of AutoCAD users. These products may be used in conjunction with, or independently from, Softdesk's other application software modules. The main product in this family is Core, a powerful foundation which provides true integration between certain product families and offers a unified framework for commonly needed features, managing Softdesk applications and drawings, and a smooth transition between Softdesk applications.

  Spirit. With the acquisition in January 1996 of SOFT-TECH in Germany, Softdesk added to its professional product line with the SPIRIT(R) software family of products. The SPIRIT line is based on the DataCAD engine and consists of DOS-based architectural software for use in designing the components of an entire building. SPIRIT also allows for several add-on modules which enhance the functions and capabilities of the base product for advanced design work. The Spirit family of products are mostly sold in Germany and are available in German, English, French and other languages. In order to facilitate the sale of the SPIRIT software, Softdesk also resells computer hardware to those customers requiring such systems for the operation of Softdesk's software.

 Mid-Range and Retail Products

  Softdesk's mid-range, small office and home user products are based on Softdesk's proprietary Drafix CAD engine, work with Microsoft Windows and include software packages for use in residential floor plans, exterior residential building design and office network layouts. These products range in price from approximately $50 to $1,000. These products include Drafix CAD Professional, a Windows-based CAD application which is a powerful and easy to use 2D drafting, design and technical illustration program; PLANIX Home Design Suite 3D, a complete home design kit including everything to design a home, room addition, or landscaping; Most Popular Home Designs, drawing upon 200 of America's favorite houses from Home Planners, Inc., in which the Homefinder utility presents a list of plans for review from criteria such as number of bedrooms, baths, size or style; and Drafix Quick CAD, incorporating the power and ease of use of Drafix CAD Professional in a Windows-CAD interface.

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

 Customer Uses

  Softdesk's products have been used in multiple projects around the world. These projects include an airport in Nanjing, China in which Softdesk's architectural and structural product lines were used to design an 87-gate terminal building; the rail track alignment design and the ballast calculations for the British Rail tracks of the English Channel Tunnel; the site civil engineering and architectural master planning for a resort city in Australia; the digital terrain modeling and trail design for a ski area in New England; the site design and earthwork calculations for a desalination plant in the Middle East; civil site engineering, structural, architectural construction for new Disney theme park attractions; and the designing of the Neubau World Trade Center in Dresden.

 Support and Maintenance

  In addition to the above mentioned products, Softdesk offers support and services on its products. Management believes that comprehensive customer support and service are key to customer satisfaction and loyalty. Significant emphasis is placed on customer service and support because of the importance in customer utilization of the entire Softdesk solution of products. By providing its end-users with training and support services Softdesk believes that end-users will obtain the maximum benefits offered by its products. Moreover, the various support services provide Softdesk with incremental revenue opportunities.

  Softdesk's Corporate Services Group coordinates all of the end-user support services offered by Softdesk. Its responsibilities include the review of products and product documentation, technical presentations at trade shows and seminars and product demonstrations for major accounts, among others. This group coordinates Softdesk's software maintenance and direct support programs in addition to supporting user groups and offering consulting services.

SALES AND MARKETING

  The objective of Softdesk's marketing group is to increase the visibility of Softdesk and its products among the general AEC market with specific emphasis on Softdesk's resellers and its target end-users. This group is responsible for the development of Softdesk's marketing materials, the presence of Softdesk at various trade shows and seminars, and various advertising, public relations and promotional campaigns undertaken by Softdesk. Softdesk has also initiated a program to place its products in various educational institutions as a means of increasing familiarity with its products among young professionals in the AEC market.

  The objective of Softdesk's sales group is to properly match the appropriate product available for sale with the perceived correct sales channel and to assist in the sales process in whatever manner is required until the sale is completed. Softdesk utilizes resellers, distributors, a direct sales force, telemarketing and retail outlets as sales channels.

  Softdesk has established field sales forces located in several cities in the United States and in Canada, Germany, Mexico, Singapore and the United Kingdom. Each member of Softdesk's field sales force has a background in either engineering or architecture and is technically proficient in the use and demonstration of most of Softdesk's products. During the three years ended December 31, 1996, 1995 and 1994, Softdesk spent $15,070,000, $14,499,000 and
$10,830,000, respectively, on these activities.

  Softdesk's professional products are primarily sold through a large reseller network complemented by a sales team which manages and supports the reseller network and serves certain strategic accounts. The network totals more than 375 resellers and is comprised of over 275 dealers serving North America and over 100 distributors (resellers which sell to other dealers as well as to end-users) located in over 70 countries worldwide. Softdesk's resellers also provide training and support services to Softdesk's end-users.

  Softdesk's headquarters-based sales group supports and manages Softdesk's worldwide reseller network. Softdesk devotes a significant amount of resources to the education and support of its resellers. Softdesk tracks

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

sales leads and passes them on to the appropriate resellers (by means of an automated lead tracking system); maintains a registered user database; and processes sales orders from the reseller channel by means of an on-line order processing system. Softdesk also distributes by fax a domestic weekly newsletter, The Reseller News, containing information about Softdesk and its product offerings; and a quarterly report evaluating the performance of the reseller. Softdesk also sponsors, in conjunction with its resellers, a number of end-user seminars.

  In order to address market opportunities for AEC software within large corporations, Softdesk has established field sales forces. In addition to assisting Softdesk's reseller network, Softdesk's field sales force works in conjunction with resellers on sales to targeted strategic accounts. To compensate the resellers for their efforts and to avoid potential conflicts between Softdesk's field sales force and its resellers, the reseller involved in the marketing and service for the account receives a commission on the sale by Softdesk.

  Softdesk markets its mid-range, small office and home user products through various channels. The most significant channel is through retail stores via a major retail distributor. Softdesk's focus in retail outlets is to gain shelf space and utilize attractive packaging to optimize the presentation to customers. Additional product sales are generated through end-user mailings offering various products or upgrades. In January 1996 Softdesk formed its Pro-Sales Group which utilizes telemarketing to target specific users based upon internally generated lists of customer names or purchased lists of firms or individuals who are likely to have an interest in the product.

  Softdesk's strategy for the international distribution of its products involves the translation of its products into local languages and establishment of a local marketing and support presence. Certain of Softdesk's modules are currently available in French, German, Italian, Spanish, and several other languages. The design of Softdesk's products facilitates their translation into foreign languages. Softdesk expects that most translations will be done by a local reseller, with technical assistance from Softdesk.

  Softdesk's international revenues totaled 31%, 32% and 42% of net revenues in fiscal 1996, 1995 and 1994, respectively. Softdesk believes that despite the decreasing trend, an increasing amount of its future revenues, on both a total dollar amount and as a percentage of total revenue, will be derived from international markets.

  In the year ended December 31, 1996 Softdesk had one customer (a distributor) which represented approximately 14% of its yearly net revenue total. In 1995 and 1994 Softdesk did not have any customer which accounted for 10% or more of its net revenues. Softdesk recognizes the potential effects of reliance upon a certain product, product line or upon a few significant customers. Therefore, Softdesk continues to expand its product offerings and diversify its customer base through both internal growth and through strategic acquisitions.

  Most of Softdesk's revenues and expenses are denominated in the US dollar; however, a portion are denominated in foreign currencies (primarily the German
Mark). Historically, Softdesk has not experienced any material effects due to inflation or foreign exchange fluctuations.

  Since most of Softdesk's quarterly revenues are from orders received and shipped in the same quarter it is somewhat difficult for Softdesk to accurately predict the flow and product mix of revenues. Softdesk's continued profitability will be dependent upon its ability to effectively market its existing products, develop and market new products to meet changing customer demands and to expand its market share through a more diversified product and customer base.

MATERIALS AND SUPPLIES

  Softdesk produces its products using multiple vendors for its materials and supplies and management considers these items as commodity in nature. There is no single vendor for which Softdesk believes a suitable alternative source could not be easily obtained.


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

COMPETITION

  Competition in the CAD industry is intense. Softdesk currently faces three basic types of competitors. The first category includes companies offering an integrated CAD solution. The primary competitors within this group are Intergraph, Auto-Trol Technology, Computervision and IBM, as well as a number of smaller companies serving various foreign markets. Softdesk typically faces competition from this type of company for larger end-users. Most of Softdesk's competitors within this group have significantly greater financial, technological and marketing resources than Softdesk.

  The second category of competitors includes companies which offer, like Softdesk, a suite of CAD application software products, many of which are AutoCAD or Microstation-based. The primary competitors in this category are Eagle Point Software, Inc. and Nemetschek. Although Softdesk believes that it enjoys certain advantages over many of its competitors of this type, certain of these competitors may offer specific solutions which are not available from Softdesk.

  The third category of competitors includes companies which offer low-end CAD-based products and CAD applications through retail or other end-user sales strategies. Softdesk's focus in retail outlets is to gain shelf space and utilize attractive packaging to optimize the presentation to customers. The competition in this end of the market, which includes Broderbund and The Learning Company, Inc., is intense.

  Softdesk believes that the principal basis of competition in the AEC market for CAD software are product functionality, product reliability, price/performance characteristics, ease of product use, end-user support, distribution networks, range of hardware and software platforms supported, and corporate reputation. No assurance can be given that Softdesk will be able to compete successfully against current and future sources of competition or that the competitive pressures faced by Softdesk will not adversely affect its business, operating results or financial condition.

INTELLECTUAL PROPERTY


  Softdesk relies primarily on a combination of copyright law and trade secret law to protect its intellectual property. Softdesk has a program in effect to facilitate timely copyright registration of its software and documentation with the U.S. Copyright and Patent office. Softdesk also has internal policies and systems to ensure limited access to and the confidential treatment of its trade secrets.

  Softdesk distributes its products under "shrink-wrap" software license agreements, which grant end-users licenses to, rather than ownership of, Softdesk's products and which contain various provisions to protect Softdesk's ownership of and the confidentiality of the underlying technology. Outside the United States and Canada, Softdesk's software is generally distributed with a third party "software lock" which requires an authorization code generated by Softdesk's internal systems to enable the software to function. Softdesk also requires its employees and other parties with access to its confidential information to execute agreements prohibiting the unauthorized use or disclosure of Softdesk's technology. In addition, Softdesk periodically reviews its proprietary technology for patentability.

  Despite these precautions, it may be possible for a third party to misappropriate Softdesk's technology or to develop similar technology independently. In addition, effective copyright and trade secret protection may not be available in every foreign country in which Softdesk's products are distributed, and "shrink-wrap" licenses, which are not signed by the end-user, may be unenforceable in certain jurisdictions.

  Certain technology used in Softdesk's products is licensed from third parties. Royalties are calculated and paid monthly or quarterly on a per copy fee or percentage of revenues basis.

  Softdesk has a worldwide trademark program to promote proper use and registration of its primary trademarks. Softdesk's name "Softdesk," its logos and certain products are registered as trademarks of Softdesk in the United States and several foreign jurisdictions.

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

  Softdesk believes that, due to the rapid pace of technological innovation within the CAD industry, Softdesk's ability to establish and maintain a position of technology leadership in the industry is more dependent upon the skills of its product development personnel than upon the legal protections afforded its existing technology.

  Softdesk is not currently engaged in any material disputes with other parties with respect to the ownership or use of Softdesk's proprietary technology. However, there can be no assurance that other parties will not assert technology infringement claims against Softdesk in the future. The litigation of such claims may involve significant expense and management time. In addition, if any such claim were successful, Softdesk could be required to pay monetary damages and may also be required to either refrain from distributing the infringing product or obtain a license from the party asserting the claim (which license may not be available on commercially reasonable terms).

PRODUCT DEVELOPMENT

  Softdesk believes that its future success will depend upon its ability to enhance its existing products and develop and introduce new products which keep pace with technological developments in the marketplace and address the increasingly sophisticated needs of its end-users. Softdesk intends to expand its existing product offerings and to introduce new application products for all levels of the AEC market. While Softdesk expects that certain of its new products will be developed internally, Softdesk may, based on timing and cost considerations, expand its product offerings through acquisitions as it has in the past. During the three years ended December 31, 1996, 1995 and 1994, Softdesk spent $9,562,000, $10,116,000 and $7,613,000, respectively, on these activities.

  Softdesk currently offers in excess of 50 software products. Softdesk releases enhanced versions of its software modules on a regular basis and introduces several new products each year. Most of Softdesk's software modules share the same technological foundation which makes the enhancement of the entire product line more efficient. Each product development project begins with a review of the existing end-user requests which is derived from a database generated by Softdesk's various end-user support programs, interviews with certain key end-users and competitive analyses. Product specifications for the development project are then generated, a development team is assembled, and a detailed development and release schedule is produced.

  Softdesk has a separate quality assurance and quality control group. Application specialists within this group, who generally have several years of experience with Softdesk's products, handle the "alpha" testing of a new product. The "beta" testing of a new product is conducted both internally and by selected end-users and consultants. Softdesk has a separate documentation group that is dedicated to creating and updating the documentation for each product.

ENVIRONMENTAL CONDITIONS

  Softdesk's facilities are subject to numerous laws and regulations of the U.S. and foreign countries, as well as state and local jurisdictions, designed to protect the environment particularly from plant wastes and emissions. In management's opinion, Softdesk is complying with such laws and regulations and believes that the compliance with such laws and regulations has not had and will not have a material adverse effect upon Softdesk's financial condition or results of operations. Furthermore, Softdesk is not aware that it is the subject of any actions or proceedings of any named actions from the Environmental Protection Agency.

EMPLOYEES

  As of December 31, 1996 Softdesk had 241 employees, including 10 in production, 115 in sales and marketing, 85 in product development and 31 in general and administrative functions. This compares to a total of 273 at December 31, 1995 and 228 at December 31, 1994. None of Softdesk's employees are represented by a labor union, and Softdesk believes that its employee relations are good.

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

PROPERTIES

  Softdesk's executive headquarters and principal operations are located in Henniker, New Hampshire, USA. The major portion of the headquarters' facility is owned by Softdesk with the remainder under a lease which expires in March 1998. In Neustadt, Germany, Softdesk's SOFT-TECH subsidiary operates out of facilities which are partly owned and partly subject to a lease that expires in August 1998. The operations of Softdesk Retail Products, located in Kansas City, Missouri, are subject to a lease that expires in May 1998. Softdesk also leases development and/or sales offices in various locations throughout the United States as well as Canada, Mexico, and Singapore. These are short-term leases and the amounts involved are not material.

  Softdesk believes that its current facilities, in addition to certain in-process construction and planned expansions, will be adequate to meet its near term requirements and is suitable for the uses intended. The space currently occupied is near capacity.

LEGAL PROCEEDINGS

  Softdesk is not engaged in any material legal proceedings.

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

               SOFTDESK MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  On January 22, 1996 Softdesk acquired all the outstanding capital stock of SOFT-TECH Software Technologie GmbH, a German based developer of professional architectural software. The transaction was accounted for as a pooling of interests and Softdesk has therefore restated its historical consolidated financial statements and financial information to reflect the combined financial condition and results of operations of the two entities for all periods presented. (See Note 3 to the Consolidated Financial Statements.) The following discussions refer to the combined consolidated company. These discussions should be read in conjunction with Softdesk's 1995 Annual Report on Form 10-K, as amended, for the year ended December 31, 1995 including the sections therein entitled "Certain Factors That May Affect Future Results".

RESULTS OF OPERATIONS: FISCAL YEARS ENDED DECEMBER 31, 1996 AND 1995

  Net revenues decreased approximately 17% during 1996 as compared to 1995. The revenue decrease was primarily attributable to the decrease in sales of Softdesk's high-range professional software products, especially its products for the AutoCAD and AutoCAD related markets, which historically have represented a majority of Softdesk's total revenues. Softdesk believes that sales of its software for this market decreased in 1996 because of continued softness in the AutoCAD and AutoCAD related markets. In addition, Softdesk believes that the decline of its high-range product sales was also a result of customers delaying their software purchases until they completed their purchases of new computer hardware required to transition from a DOS to a Windows operating environment, on which the latest release of AutoCAD and many of Softdesk's new releases of software are optimized. To a lesser extent, Softdesk believes that less favorable economic conditions in Europe, especially in the AEC market, also contributed to the decline of its revenues in 1996. Partially offsetting the decline in these software sales was an increase in sales of Softdesk's low to mid-range product lines, including Retail products, which Softdesk believes was attributable to the release of new products during 1996 combined with an expansion of their "shelf space" in the retail stores that offer these products for sale.

  International revenues decreased 22% during 1996 as compared to 1995. The decline in international revenues was primarily caused by reduced revenues from Europe, Canada and the Asia/Pacific region, partially offset by increases in revenues from Latin America. Softdesk believes that the decline in revenues was primarily a result of the factors discussed above concerning the overall decrease in total company revenues in 1996 and, to a lesser extent, what Softdesk believes were less favorable economic conditions, especially in the AEC market, in these regions during 1996. Softdesk believes that a somewhat stronger U.S. Dollar, as measured against the major international currencies during 1996 and as compared to 1995, also contributed to the decline in international revenues.

  The following table summarizes total revenues by geographic region:

                                                      1996         1995
                                                   -----------  -----------
                                                        IN THOUSANDS
   United States.................................. $23,902  69% $28,111  68%
   Europe.........................................   7,296  21    9,292  22
   Asia Pacific...................................   1,361   4    1,711   4
   Other..........................................   1,193   4      892   2
   Canada.........................................     749   2    1,731   4
                                                   ------- ---  ------- ---
                                                   $34,501 100% $41,737 100%

  Softdesk's revenues are primarily denominated in U.S. Dollars. However, revenues and expenses for foreign operations, particularly Softdesk's German subsidiary, are usually recorded in the applicable foreign currency and translated with any applicable foreign exchange adjustments. There were no foreign exchange transactions or translation gains or losses that were material to Softdesk's financial results in either 1996 or 1995. In addition, during these periods Softdesk's financial results were not materially affected by inflation.

  Total costs and expenses, (excluding other/non-recurring charges in both 1996 and 1995), as a percentage of revenue, increased to approximately 98% of net revenue in 1996 from approximately 81% of net revenues in 1995. During this period, revenue decreased 17% on a yearly comparative basis. As a percentage of revenue, the 17 percentage point yearly comparative increase in total costs and expenses consisted of a 2 percentage point increase in the cost of revenues and a 15 percentage point increase in operating expenses. In absolute dollars operating expenses (excluding other/non-recurring charges in both 1996 and 1995), increased $246,000 or less than 1% during 1996 as compared to 1995. These items are more fully discussed below. Although Softdesk's headcount totaled 241 at the end of 1996 as compared to 273 at the end of 1995, the yearly average headcount for 1996 was only slightly lower than in 1995.

  Gross profit margin decreased to approximately 83% in 1996 from approximately 85% in 1995. The decrease was primarily attributable to a shift in Softdesk's overall product mix toward lower margin products which included Softdesk's low to mid-range product lines, higher royalty payments, increased pricing pressures, and, to a lesser extent, the lack of the benefit achieved through economies of scale which usually occur with increasing revenues, as was the case during 1995. Softdesk continues to monitor and react to market events and developments in an attempt to improve its gross margin levels.

  Selling and marketing expenses, which include distribution, advertising, and training, increased approximately 4% in 1996 as compared to 1995. Such costs represented 44% of net revenues in 1996, as compared to 35% of net revenues in 1995. The increase in these costs resulted from increased trade shows, public relations and advertising expenses, partially offset by a reduction in personnel expenses, including commissions. As Softdesk attempts to expand its sales and marketing programs during the next year, in an effort to increase its market share and revenues, increased expenditures in sales and marketing may occur.

  Product development expenses, which consist primarily of developers' wages and benefits, decreased 5% during 1996 from its total during 1995. These costs represented 28% of net revenues in 1996 as compared to 24% of net revenues in 1995. The decrease in product development expenses was primarily a result of a lower average headcount which resulted in lower personnel costs and travel costs, partially offset by higher subcontractor labor costs. There were no capitalized product development costs, as determined in accordance with Statement of Financial Accounting Standards No. 86 in 1996 or 1995. Softdesk may increase its product development expenses or make acquisitions of third party technologies during the next twelve months to keep pace with the technological needs of the marketplace, to improve and expand Softdesk's product lines and to respond to its customers' needs.

  General and administrative expenses, which include the costs of Softdesk's corporate finance, human resource and administrative functions, increased approximately 7% in 1996 as compared to 1995. These costs represented approximately 10% of net revenues in 1996, as compared to approximately 7% of net revenues in 1995. The increase in G&A expense was primarily due to increased salaries, bad debt expense and higher professional fees. These increases were somewhat offset by savings generated by the continued centralization and consolidation of administrative functions on a company-wide basis. Additional resources may be invested in the general and administrative areas.

  In the fourth quarter of 1996, Softdesk recorded a non-recurring charge of $1,400,000 related to its proposed merger with Autodesk, Inc. These costs were primarily for professional fees related to the proposed merger. In 1995, Softdesk incurred non-recurring charges of $2,309,000, which included $491,000 of purchased research and development costs in connection with the acquisitions of ARITEK and IdeaGraphix; $827,000 of revaluation of its purchased product development from prior acquisitions; $300,000 of costs related to the acquisition of SOFT-TECH; and $691,000 related to non-recurring charges in connection with certain personnel reductions and office closings. The $691,000 includes $271,000 of charges related to the reduction in headcount of 21, $230,000 of lease related costs and $190,000 of other various costs. The office closings were due primarily to management's decision to consolidate the selling and marketing, product development and general and administrative efforts located in certain facilities acquired in prior acquisitions.

  Net interest income decreased 11%, or $55,000, in 1996 as compared to 1995. This decrease was primarily due to lower average cash balances earning interest during 1996 partially offset by lower interest expense during 1996 as compared to 1995.

  Softdesk's consolidated provision for income taxes decreased 85% in 1996 as compared to 1995, due to the decreased pretax earnings (before the after tax non-recurring charge) in 1996. Softdesks effective income tax rate decreased to approximately 38% in 1996 from 41% in 1995 primarily due to the level of foreign tax provisions and the taxability of certain of the 1996 and 1995 non-recurring charges included in the accompanying statements of operations.

  Softdesk's 1996 net loss of $797,000, or $0.13 per share, included an other/non-recurring charge of $1,400,000. This compares to a 1995 net income of $3,579,000 or $0.58 per share, which included an other/non-recurring charge of $2,309,000.

FISCAL YEARS ENDED DECEMBER 31, 1995 AND 1994

  Net revenues increased approximately 36% in 1995 as compared to 1994. This increase was primarily due to an increase in demand for Softdesk's products caused by several factors, including Softdesk's strategy to bundle various product modules of a product family on a new media format, the compact disk ("CD"), and by several new product releases and upgrades of existing products which provided enhanced functionality. Softdesk believes that the new product offerings combined with the bundling strategy provided Softdesk with both additional revenue-generating products and helped make Softdesk's overall product line more attractive. In addition, the increase in annual revenues was also attributable to the revenues generated by Softdesk's three acquisitions in 1995 (Foresight, ARITEK and IdeaGraphix). In order to facilitate the sale of one of its software product lines, Softdesk also resold computer hardware to those customers requiring such systems for the operation of such software. The incremental gross margin of any such hardware sales is included in Softdesk's total revenue. Because most of Softdesk's quarterly revenues are for products booked and shipped in the same quarter, it is somewhat difficult for Softdesk to accurately predict the flow and level of future revenues.

  International revenue increased approximately 7% in 1995 from its level in 1994; however, it declined to 32% of net revenues in 1995 from 42% in 1994. In general, the factors discussed above concerning the overall increase in total Company revenues in 1995 were primarily U.S. focused, leading to a larger increase in domestic revenues as compared to international revenues. Softdesk believes that a somewhat weaker U.S. dollar as compared to the major European currencies during 1995 may have contributed to some of the growth of international revenues in absolute dollars. However, revenues from Southern Europe, Mexico and Latin America declined in 1995, as compared to 1994, due to what Softdesk believes were somewhat less favorable economic conditions in 1995.

  The following table summarizes total revenues by geographic region:

                                                          1995         1994
                                                       -----------  -----------
                                                            IN THOUSANDS
   United States...................................... $28,111  68% $17,891  58%
   Europe.............................................   9,292  22    9,661  32
   Canada.............................................   1,731   4    1,117   4
   Asia Pacific.......................................   1,711   4    1,010   3
   Other..............................................     892   2      903   3
                                                       ------- ---  ------- ---
                                                       $41,737 100% $30,582 100%

  The primary currency of Softdesk is the U.S. Dollar. However, revenues and expenses for foreign operations, particularly Softdesk's German subsidiary, are usually recorded in the applicable foreign currency and translated with any applicable foreign exchange adjustments. There were no foreign exchange transaction or translation gains or losses which were material to Softdesk's financial results in either of the years ended December 31, 1995 or 1994. In addition, during these two years Softdesk did not experience any material effects caused by inflation.

  Total costs and expenses (excluding other/non-recurring charges in both 1995 and 1994), as a percentage of revenue, decreased to approximately 81% of revenue in 1995 from approximately 86% of net revenues in 1994. As a percentage of revenue, the 5 percentage point decrease in total costs and expenses consisted of a 2 percentage point decrease in the cost of revenues and a 3 percentage point decrease in the other costs and expenses. These items are discussed below. As part of the overall growth of Softdesk during 1995 the number of employees grew by approximately 20% (year end 1995 compared to year end 1994) which contributed to the increase, in absolute dollars, in other costs and expenses. Headcount totaled 273 at the end of 1995 as compared to 228 at the end of 1994.

  Gross profit margin increased to approximately 85% in 1995 from approximately 83% in 1994. The increase was primarily attributable to economies of scale, a shift in overall product mix toward somewhat higher margin products in 1995, cost savings generated by Softdesk's use of the CD media for many of its professional products, and from lower product royalty payments mainly due to the renegotiation of a royalty agreement in 1995.

  Selling and marketing expenses, which include distribution, marketing, training and a portion of support costs, increased approximately 34% in 1995 as compared to 1994, but remained constant, as a percentage of net revenues, at approximately 35% in each year. The increase in expenses was primarily a result of the increased average sales and marketing headcount during 1995 which contributed to increased salary and travel costs. The increase was also partially attributable to increased trade show, public relations and advertising expenses in 1995. The increase in revenues in 1995 as compared to 1994 also produced an increase in total commission expense.

  Product development expenses, which consist primarily of developers' wages and benefits and a portion of support costs, increased approximately 33% in 1995, as compared to 1994, but decreased, as a percentage of net revenues, to approximately 24% in 1995 from approximately 25% in 1994. The increase in expenses was due to the addition of development staff through hiring, acquisition and outside contracting. These additional resources were required to keep pace with advancing changes in Windows and other operating environments as well as to develop future products and upgrade releases. There were no capitalized product development costs in 1995 and only an insignificant amount in 1994, in accordance with Statement of Financial Accounting Standards No. 86.

  General and administrative expenses, which include the costs of Softdesk's corporate finance, human resource and administrative functions, increased approximately 18% in 1995 from 1994, but decreased, as a percentage of net revenues, to approximately 7% from approximately 9% in 1994. The increase in expenses was due to the addition of staff and higher professional fees, both of which have increased with the growth of Softdesk. The decline in G&A expenses, as a percentage of net revenues, was primarily due to the continued centralization and consolidation of the administrative functions on a company-wide basis as well as the ability to support increased revenues without a commensurate increase in the administrative infrastructure during the past two years.

  In 1995, Softdesk incurred non-recurring charges of $2,309,000, which included $491,000 of purchased research and development costs in connection with the acquisitions of ARITEK and IdeaGraphix; 827,000 of revaluation of its purchased product development from prior acquisitions; $300,000 of merger related costs related to the acquisition of SOFT-TECH; and $691,000 related to nonrecurring charges in connection with certain personnel reductions and office closings. The $691,000 includes $271,000 of charges related to the reduction in headcount of 21, $230,000 of lease related costs and $190,000 of other various costs. The office closings were due primarily to management's decision to consolidate the selling and marketing, product development and general and administrative efforts located in certain facilities acquired in prior acquisitions. In 1994, Softdesk incurred a total non-recurring charge of $892,000 which included $530,000 for purchased research and development in connection with the acquisition of Walter M. Smith Enterprises, Inc. d/b/a intelliCADD ("intelliCADD") and a nonrecurring charge of $362,000 in connection with the acquisition of Image Systems Technologies, Inc. ("Image Systems"). The charges for purchased research and development represented the portion of the purchase price assigned to research and development which had not yet reached technological feasibility and had no future alternative use.

  Net interest income decreased approximately 13% in 1995, as compared to 1994, primarily due to significantly higher interest expense in 1995 from a mortgage related to the purchase of facility space in Germany in March 1995. In addition, Softdesk had lower average cash balances earning interest during 1995.

  Softdesk's combined income tax provision and pro forma income tax adjustment increased approximately 74% in 1995 as compared to 1994 due to increased pretax earnings. Softdesk's effective income tax rate increased to approximately 41% from 35% in 1994 due primarily to non-tax deductible merger related costs and the inclusion of a favorable pro forma tax adjustment in 1994.

  Softdesk's 1995 pro forma net income of $3,579,000, or $0.58 per share, included an other/non-recurring charge of $2,309,000. This compares to a 1994 pro forma net income of $2,590,000 or $0.46 per share, which included an other/non-recurring charge of $892,000.

LIQUIDITY AND CAPITAL RESOURCES

  Softdesk is currently satisfying its operating cash requirements from its existing cash balances. As of December 31, 1996, Softdesk had cash, cash equivalents, short and long term investments of $11,895,000 as compared to $17,190,000 at December 31, 1995.

  The decrease in total cash and investments during 1996 was primarily attributable to Softdesk's net investment in capital assets ($1,995,000), the payment of income taxes ($1,739,000), the retirement of a mortgage on a facility in Germany ($1,227,000), the completion of a software licensing contract including prepaid royalties ($830,000), and, to a lesser extent, funds used to complete the SOFT-TECH acquisition. During 1996, Softdesk received $429,000 from the exercise of stock options and reduced its net accounts receivable by approximately $901,000.

  The purchase of property and equipment was primarily related to the addition of facility space, computer equipment and software, including a new corporate MIS and telecommunication system. Planned future capital expenditures are not expected to have an overall material effect on Softdesk's cash position or its operations during the next 12 months.

  Softdesk invests its cash reserves mainly in debt securities, with maturities of less than 2 years, issued by the U.S. treasury, other U.S. government agencies and political subdivisions of the states and municipalities. Softdesk expects to continue similar conservative investment policies in the future. Softdesk believes that its existing cash, investments and projected funds from operations will satisfy Softdesk's working capital and operating needs for at least the next 12 months.

                SOFTDESK MANAGEMENT AND EXECUTIVE COMPENSATION

MANAGEMENT

  Management information is provided with respect to the following individual who currently serves as an executive officer of Softdesk and is expected to serve as an executive officer of Autodesk.

  NAME                     AGE               POSITION(S) WITH SOFTDESK
  ----                     --- ----------------------------------------------------
David C. Arnold...........  41 President, Chief Executive Officer, Treasurer and
                               Chairman of the Board of Directors.

  DAVID C. ARNOLD is a co-founder of Softdesk and has served as its Chief Executive Officer, Treasurer and Chairman of the Board since Softdesk's inception in 1985. Mr. Arnold has served as President of Softdesk from the Company's inception in 1985 until January 1993, and from December 1993 until the present.

  There is no family relationship between Mr. Arnold and any director or executive officer of Autodesk.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid to or earned by one executive officer of Softdesk who is expected to become an executive officer of Autodesk upon consummation of the Merger for services rendered to Softdesk during the fiscal years ended December 31, 1994, 1995 and 1996.

                          SUMMARY COMPENSATION TABLE

                                                                    LONG TERM
                                                                   COMPENSATION
                                                                    AWARDS(4)
                                                                   ------------
                                        ANNUAL COMPENSATION
                                  -------------------------------   SECURITIES        ALL
                                                     OTHER ANNUAL   UNDERLYING       OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY($) BONUS($) COMPENSATION  OPTIONS (#)  COMPENSATION(5)
---------------------------  ---- --------- -------- ------------  ------------ ---------------
David C. Arnold.........     1996 $185,016      --     $22,979(1)      --           $4,525
President, Chief
 Executive                   1995 $150,558  $19,232    $17,455(2)      --           $4,428
 Officer and Treasurer       1994 $150,558  $24,993    $15,082(3)      --           $2,976

--------
(1) Reflects $15,979 in expenses related to the lease, insurance and maintenance of an automobile and $7,000 in expenses related to tax preparation.
(2) Reflects $16,655 in expenses related to the lease, insurance and maintenance of an automobile provided by Softdesk and $800 in expenses related to tax preparation.
(3) Reflects $14,282 in expenses related to the lease, insurance and maintenance of an automobile provided by Softdesk and $800 in expenses related to tax preparation.
(4) Softdesk did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive plan payouts during any fiscal year covered.
(5) Represents matching contributions to Softdesk's Section 401(k) plan in the amount of $500 for 1996 and $250 for 1995 and 1994, and premiums paid by Softdesk on life insurance policies for Mr. Arnold's benefit ($4,025, $4,178 and $2,726 for fiscal years 1996, 1995 and 1994 respectively).

OPTION GRANTS, EXERCISES AND HOLDINGS

  During the fiscal year ended December 31, 1996, Softdesk did not grant any stock options to David C. Arnold, Softdesk's President, Chief Executive Officer and Treasurer, and the only executive officer of Softdesk who is expected to serve as an executive officer of Autodesk following the Merger. Mr. Arnold has never held any options to purchase Softdesk Common Stock. Accordingly, during the fiscal year ended December 31, 1996, Mr. Arnold did not exercise any options to purchase Softdesk Common Stock and Mr. Arnold holds no unexercised "in-the-money" options to purchase Softdesk Common Stock.

CERTAIN TRANSACTIONS

  During 1995 and 1996, Softdesk contracted a relative of an officer/stockholder of Softdesk for the construction of additional facility space which totaled $192,000 and $521,000, respectively. Softdesk believes the cost of these transactions represents the fair market value of the services performed and the terms were at least as favorable to Softdesk as could be obtained from an unaffiliated third party.

                          SOFTDESK STOCK INFORMATION

SOFTDESK PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of the Softdesk Common Stock as of December 31, 1996 for the following: (i) each person or entity who is known by Softdesk to own beneficially more than 5% of the outstanding shares of Softdesk Common Stock (ii) each of Softdesk's directors;
(iii) each of Softdesk's executive officers; and (iv) all directors and executive officers of Softdesk as a group:

                                          SHARES              PERCENTAGE
               NAME                BENEFICIALLY OWNED(1) BENEFICIALLY OWNED(2)
               ----                --------------------- ---------------------
PRINCIPAL STOCKHOLDERS:
FMR Corp. (3).....................         709,100               11.8
 82 Devonshire Street
 Boston, MA 02109
David C. Arnold...................         660,000               11.0
 c/o Softdesk, Inc.
 7 Liberty Hill Road
 Henniker, NH 03242
David A. Paine....................         344,500                5.7
 c/o Softdesk, Inc.
 7 Liberty Hill Road
 Henniker, NH 03242
AIM Management Group, Inc. (4)....         325,000                5.4
 11 Greenway Plaza,
 Suite 1919
 Houston, TX 77046
Scudder, Stevens & Clark, Inc.             313,000                5.2
 (5)..............................
 345 Park Avenue
 New York, NY 10154
OTHER DIRECTORS
Jesse F. Devitte (6)..............         144,223                2.4
James W. Adkisson (7).............          30,000                  *
Louis J. Volpe (8)................          16,666                  *
OTHER EXECUTIVE OFFICERS
R. Drew Ogden (9).................          23,547                  *
John A. Rogers (10)...............           7,804                  *
ALL DIRECTORS AND EXECUTIVE              1,226,740               20.0
 OFFICERS AS A GROUP (7
 PERSONS)(11).....................

--------
  * Represents less than 1% of the outstanding shares.
 (1) Each person has sole investment and voting power with respect to the shares indicated as beneficially owned, except as otherwise noted. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership. In accordance with SEC rules, each person listed is deemed to beneficially own any shares issuable upon the exercise of stock options held by him or her that are currently exercisable or exercisable within 60 days after December 31, 1996, and any references in these footnotes to options refers only to such options. This stock ownership table does not give effect to any acceleration of the exercisability of stock options that would occur upon the consummation of the Merger.
 (2) Number of shares deemed outstanding includes 6,020,019 outstanding as of December 31, 1996, plus any shares subject to stock options held by the person in question.
 (3) Stock ownership as of March 31, 1996 and based upon a Schedule 13G filed with the SEC dated as of April 9, 1996.
 (4) Stock ownership as of December 31, 1995 and based upon a Schedule 13G filed with the SEC dated as of February 12, 1996.
 (5) Stock ownership as of December 31, 1995 and based upon a Schedule 13G filed with the SEC dated as of February 7, 1996.
 (6) Includes (i) 35,442 shares subject to stock options and (ii) 20,000 shares held by the Jesse F. Devitte 1996 Irrevocable Educational Trust u/d/t 8/8/96, as to which Mr. Devitte disclaims beneficial ownership.
 (7) Includes 20,000 shares subject to stock options.
 (8) Comprised of 16,666 shares subject to stock options.
 (9) Includes 22,857 shares subject to stock options.
(10) Includes 6,971 shares subject to stock options.
(11) Includes 101,936 shares subject to stock options.

                         DESCRIPTION OF CAPITAL STOCK

AUTODESK CAPITAL STOCK

  The authorized capital stock of Autodesk consists of 100,000,000 shares of Common Stock, $0.01 par value per share and 2,000,000 shares of Preferred Stock, $0.01 par value per share.

 Autodesk Common Stock

  As of January 31, 1997, there were approximately 45,107,608 shares of Autodesk Common Stock outstanding, held of record by approximately 1,354 stockholders. Autodesk Common Stock is listed on the Nasdaq under the symbol "ADSK." Autodesk Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Autodesk Common Stock. The holders of Autodesk Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Autodesk, each share of Autodesk Common Stock is entitled to participate pro rata in the distribution of all assets remaining after payment of liabilities. All outstanding shares of Autodesk Common Stock are fully paid and non-assessable, and the shares of Autodesk Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

  Holders of Autodesk Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Autodesk Common Stock do not have cumulative voting rights in connection with the election of Directors. The By-laws of Autodesk provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if written consents are obtained from the holders of outstanding Autodesk Common Stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted.

  Autodesk sold put warrants to an independent third party in September 1996 that entitle the holder of the warrants to sell 3,000,000 shares of Autodesk Common Stock to Autodesk at $21.50 per share. Additionally, Autodesk purchased call options that entitle Autodesk to buy 2,000,000 shares of Autodesk Common Stock at $25.50 per share. The put warrants and call options expire in September 1997. The premiums received with respect to the equity options totaled $8.1 million and equaled the premiums paid. Consequently, there was no exchange of cash. The amount related to Autodesk's maximum potential repurchase obligation under the put warrants has been reclassified from stockholders' equity to put warrants at October 31, 1996. Autodesk has the right to settle the put warrants with stock or a cash settlement equal to the difference between the exercise price and market value at the date of exercise.

 Preferred Stock

  Autodesk has 2,000,000 shares of Preferred Stock authorized, of which, as of December 31, 1996, no shares were outstanding. Under Autodesk's Certificate of Incorporation, the Board of Directors has the authority to issue these shares of Preferred Stock in one or more series and, subject to limitations prescribed by law, to fix the designations, rights, powers, and preferences and the qualifications, limitations or restrictions thereof, of each such series of Preferred Stock, including without limitation authority to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Autodesk Common Stock and the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Autodesk.

  The Autodesk Board of Directors has designated a series of Preferred Stock as "Series A Participating Preferred Stock," with a par value of $0.01 per share and consisting of 100,000 shares, of which, as of December 31, 1996, no shares were outstanding. The holders of Series A Participating Preferred Stock are entitled to dividends, if any, as may declared from time to time by the Board of Directors, in an amount per share equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, declared on the Autodesk Common Stock, subject to adjustment in the event of a stock split. There are no redemption or sinking fund provisions applicable to the Series A Participating Preferred Stock. Except as required by law, holders of Series A Participating Preferred Stock vote together as a class with the holders of Autodesk Common Stock and are entitled to 1,000 votes for each share of Series A Participating Preferred Stock on all matters submitted to a vote of the stockholders of Autodesk, subject to adjustment in the event of a stock dividend or stock split. In the event of a liquidation, dissolution or winding up of Autodesk, the holders of Series A Participating Preferred Stock are entitled to receive $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, before any distribution may be made to the holders of shares of stock ranking junior (either as to dividends or in liquidation preference) to the Series A Participating Preferred Stock, as well as certain other amounts under circumstances set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware.

 Transfer Agent and Registrar

  The Transfer Agent and Registrar for the Autodesk Common Stock is Harris Trust & Savings Bank, c/o Shareholder Services, 11th Floor, 311 West Monroe Street, Chicago, Illinois 60606.

SOFTDESK CAPITAL STOCK

  Softdesk's authorized capital stock consists of 15,000,000 shares of Softdesk Common Stock, $0.01 par value per share, and 1,000,000 shares of Preferred Stock, $0.01 par value per share.

 Softdesk Common Stock

  As of December 31, 1996, there were 6,020,019 outstanding shares of Softdesk Common Stock held of record by approximately 316 holders. Softdesk Common Stock is listed on the Nasdaq under the symbol "SDSK." The holders of Softdesk Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Softdesk Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of Softdesk Common Stock are entitled to share ratably in all assets of Softdesk which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. The holders of Softdesk Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Softdesk Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Softdesk Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which Softdesk may issue in the future.

 Preferred Stock

  The Softdesk Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock, in one or more series. Each such series of Preferred Stock will have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the Softdesk Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The stockholders have granted the Softdesk Board of Directors authority to issue the Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Softdesk Common Stock will be subject to the rights of holders of any Preferred Stock issued in the future.

 Transfer Agent and Registrar

  The transfer agent for the Softdesk Common Stock is the First National Bank of Boston.

COMPARISON OF CAPITAL STOCK

  The following discussion summarizes the material differences between the rights of holders of Autodesk Common Stock and the rights of holders of Softdesk Common Stock. As each of Autodesk and Softdesk is organized under and is subject to the laws of the State of Delaware, these differences arise from various provisions of the Certificate of Incorporation and By-Laws of each of Autodesk and Softdesk. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and By-Laws of each of Autodesk and Softdesk.

  Upon consummation of the Merger, the holders of Softdesk Common Stock who receive Autodesk Common Stock under the terms of the Amended Agreement will become stockholders of Autodesk. As stockholders of Softdesk, their rights are currently governed by Delaware law and by the Softdesk Certificate of Incorporation, as amended (the "Softdesk Certificate"), and By-Laws (the "Softdesk By-Laws"). As stockholders of Autodesk, their rights will be governed by Delaware law and by the Autodesk Certificate of Incorporation, as amended (the "Autodesk Certificate"), and By-Laws (the "Autodesk By-Laws").

 Special Meeting of Stockholders

  The Softdesk By-Laws provide that special meetings of stockholders may be called by the President or the Board of Directors. The Autodesk By-Laws provide that special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President, or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent of the votes of all shares of stock owned by stockholders entitled to vote at that meeting.

 Action by Consent of Stockholders

  Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing. The Autodesk By-Laws permit action by majority written consent in accordance with Delaware law. However, the Softdesk Certificate and the Softdesk By-Laws provide that any action required or permitted to be taken by the stockholders of Softdesk may be taken without a meeting only by the unanimous written consent of the stockholders of Softdesk that would otherwise be entitled to vote at such meeting.

 Cumulative Voting

  Neither the Autodesk Certificate nor the Softdesk Certificate provides for cumulative voting by stockholders in elections of directors.

 Classification of the Board of Directors

  The Softdesk Certificate and the Softdesk By-Laws provide that the total number of directors shall be not less than three, with the exact number of directors fixed from time to time by resolution of the Softdesk Board. The Softdesk Certificate and the Softdesk By-Laws provide for the division of its Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. As a result of such classification, a person wishing to propose alternative nominees for election to the Softdesk Board of Directors would be able to propose nominees for only one-third of the Board of Directors at a time. Neither the Autodesk Certificate nor the Autodesk By-Laws provide for classes of directors. The Autodesk By-Laws provide that the number of directors shall be six.

 Removal of Directors

  The Softdesk Certificate and the Softdesk By-Laws provide that, so long as the Board of Directors remains classified pursuant to Section 141(d) of the Delaware General Corporation Law, stockholders may remove a director or the entire Board of Directors only for cause. The Autodesk By-Laws provide that any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

 Exculpation of Directors

  Each of Autodesk and Softdesk has included in its certificate of incorporation a provision which eliminates the personal liability of its directors for monetary damages resulting from a breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law.

 Indemnification of Directors, Officers and Others

  The Autodesk By-Laws require Autodesk to indemnify its directors and officers to the maximum extent and in the manner permitted by the Delaware General Corporation Law. The Autodesk By-Laws also permit Autodesk to indemnify its employees and agents (other than directors and officers) to the maximum extent and in the manner permitted by the Delaware General Corporation Law. The Softdesk Certificate provides for the indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law, including under circumstances in which indemnification would otherwise be discretionary.

                                    EXPERTS

  The consolidated financial statements of Autodesk at January 31, 1995 and 1996, and for each of the three years in the period ended January 31, 1996, appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Softdesk as of December 31, 1995 and 1996, and for each of the three years in the three-year period ended December 31, 1996, appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto, and are included herein in reliance upon the authority of such firm as experts in giving said reports.

  Representatives of Arthur Andersen LLP are expected to be present at the Softdesk Meeting and will also be available to respond to appropriate questions from Softdesk stockholders.

                                 LEGAL MATTERS

  The validity of the Autodesk Common Stock issuable pursuant to the Merger will be passed on by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Mark A. Bertelsen, a director of Autodesk, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. Hale and Dorr LLP, Boston, Massachusetts, is acting as counsel for Softdesk in connection with certain legal matters relating to the Merger and the transaction contemplated thereby.

                              FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                AUTODESK, INC.
ANNUAL AUDITED FINANCIAL STATEMENTS
  Report of Ernst & Young LLP, Independent Auditors.......................  F-2
  Consolidated Balance Sheet as of January 31, 1996 and 1995..............  F-3
  Consolidated Statement of Income for the Years ended January 31, 1996,
   1995 and 1994..........................................................  F-4
  Consolidated Statement of Cash Flows for the Years ended January 31,
   1996, 1995 and 1994....................................................  F-5
  Consolidated Statement of Stockholders' Equity for the Years ended
   January 31, 1996, 1995 and 1994........................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
INTERIM FINANCIAL STATEMENTS (UNAUDITED):
  Condensed Consolidated Balance Sheet as of October 31, 1996
   (Unaudited)............................................................ F-16
  Condensed Consolidated Statement of Income for the Nine Months ended
   October 31, 1996 and 1995 (Unaudited).................................. F-17
  Condensed Consolidated Statement of Cash Flows for the Nine Months ended
   October 31, 1996 and 1995 (Unaudited).................................. F-18
  Notes to unaudited Condensed Consolidated Financial Statements.......... F-19
SOFTDESK, INC.
  Report of Independent Public Accountants................................ F-20
  Consolidated Balance Sheets............................................. F-21
  Consolidated Statements of Operations................................... F-22
  Consolidated Statements of Stockholders' Equity......................... F-23
  Consolidated Statements of Cash Flows................................... F-24
  Notes to Consolidated Financial Statements.............................. F-26

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Autodesk, Inc.

We have audited the accompanying consolidated balance sheets of Autodesk, Inc. as of January 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc. at January 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

San Francisco, California
February 20, 1996

                                 AUTODESK, INC.

                           CONSOLIDATED BALANCE SHEET

                                 (In thousands)

                                                               JANUARY 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $129,305  $195,038
  Marketable securities....................................   64,001    45,316
  Accounts receivable, net of allowances of $6,731
   ($6,457 in 1995)........................................   93,919    86,340
  Inventories..............................................    9,685     5,769
  Deferred income taxes....................................   33,769    29,915
  Prepaid expenses and other current assets................   17,155    10,707
                                                            --------  --------
    Total current assets...................................  347,834   373,085
 Marketable securities, including a restricted balance of
  $28,000
  at January 31, 1996......................................   79,096    15,019
 Computer equipment, furniture, and leasehold improvements:
  Computer equipment and furniture.........................  106,643    91,557
  Leasehold improvements...................................   21,100    20,048
  Accumulated depreciation.................................  (78,778)  (65,090)
                                                            --------  --------
    Net computer equipment, furniture, and leasehold
     improvements..........................................   48,965    46,515
 Capitalized software and purchased technologies...........   22,141    26,406
 Other assets..............................................   19,893    21,051
                                                            --------  --------
                                                            $517,929  $482,076
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Accounts payable......................................... $ 24,547  $ 21,535
  Accrued compensation.....................................   22,441    18,165
  Accrued income taxes.....................................   65,517    53,202
  Litigation accrual.......................................      --     25,800
  Other accrued liabilities................................   31,790    36,288
                                                            --------  --------
    Total current liabilities..............................  144,295   154,990
Deferred income taxes......................................    1,912     2,625
Litigation accrual.........................................   27,640       --
Other liabilities..........................................    1,754       977
Commitments and contingencies
Stockholders' equity:
  Common stock, $0.01 par value; 100,000 shares authorized;
   46,351
   issued and outstanding (47,241 in 1995) ................  140,765   100,870
  Retained earnings........................................  191,109   215,064
  Foreign currency translation adjustment..................   10,454     7,550
                                                            --------  --------
    Total stockholders' equity.............................  342,328   323,484
                                                            --------  --------
                                                            $517,929  $482,076
                                                            ========  ========

                            See accompanying notes.

                                 AUTODESK, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                     (In thousands, except per share data)

                                                  FISCAL YEAR ENDED JANUARY 31,
                                                  -----------------------------
                                                    1996      1995      1994
                                                  --------- --------- ---------
Revenues......................................... $ 546,884 $ 465,278 $ 418,720
Direct commissions...............................    12,717    10,666    13,124
                                                  --------- --------- ---------
Net revenues.....................................   534,167   454,612   405,596
Costs and expenses:
  Cost of revenues...............................    66,812    61,725    63,338
  Marketing and sales............................   183,550   154,562   137,788
  Research and development.......................    78,678    65,176    56,231
  General and administrative.....................    76,100    65,738    58,536
  Litigation charge..............................       --     25,500       --
                                                  --------- --------- ---------
    Total costs and expenses.....................   405,140   372,701   315,893
                                                  --------- --------- ---------
Income from operations...........................   129,027    81,911    89,703
Interest and other income, net...................     9,253     7,233     7,055
                                                  --------- --------- ---------
Income before income taxes.......................   138,280    89,144    96,758
Provision for income taxes.......................    50,492    32,538    34,592
                                                  --------- --------- ---------
Net income....................................... $  87,788 $  56,606 $  62,166
                                                  ========= ========= =========
Net income per share............................. $    1.76 $    1.14 $    1.25
                                                  ========= ========= =========
Shares used in computing net income per share....    49,800    49,840    49,740
                                                  ========= ========= =========


                            See accompanying notes.

                                 AUTODESK, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In thousands)

                                               FISCAL YEAR ENDED JANUARY 31,
                                               --------------------------------
                                                  1996       1995       1994
                                               ----------  ---------  ---------
OPERATING ACTIVITIES
Net income...................................  $   87,788  $  56,606  $  62,166
Adjustments to reconcile net income to net
 cash
 provided by operating activities:
    Depreciation and amortization............      25,247     24,989     20,568
    Changes in operating assets and
     liabilities, net of business
     combinations:
      Accounts receivable....................      (7,579)   (15,068)    (8,283)
      Inventories............................      (3,850)     3,034      8,049
      Deferred income taxes..................      (4,567)   (18,334)    (9,133)
      Prepaid expenses and other current
       assets................................      (6,443)    (2,898)       923
      Accounts payable and accrued
       liabilities...........................       3,721     48,017      5,031
      Accrued income taxes...................      12,315      8,066      9,532
                                               ----------  ---------  ---------
Net cash provided by operating activities....     106,632    104,412     88,853
                                               ----------  ---------  ---------
INVESTING ACTIVITIES
Purchases of available-for-sale marketable
 securities..................................    (224,655)   (74,682)  (438,405)
Maturities of available-for-sale marketable
 securities..................................     141,893    145,754    426,168
Purchases of computer equipment, furniture,
 and leasehold improvements..................     (16,306)   (20,019)   (21,503)
Business combinations, net of cash acquired..      (7,194)    (4,469)    (6,536)
Capitalization of software costs and
 purchases of software technologies..........      (1,409)    (4,958)    (2,479)
Other........................................       8,042      4,642      1,474
                                               ----------  ---------  ---------
Net cash provided (used) by investing
 activities..................................     (99,629)    46,268    (41,281)
                                               ----------  ---------  ---------
FINANCING ACTIVITIES
Proceeds from issuance of common stock.......      46,424     59,912     47,899
Repurchase of common stock...................    (107,976)   (89,851)   (71,586)
Dividends paid...............................     (11,184)   (11,307)   (11,388)
                                               ----------  ---------  ---------
Net cash used in financing activities........     (72,736)   (41,246)   (35,075)
                                               ----------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents.................................     (65,733)   109,434     12,497
Cash and cash equivalents at beginning of
 year........................................     195,038     85,604     73,107
                                               ----------  ---------  ---------
Cash and cash equivalents at end of year.....  $  129,305  $ 195,038  $  85,604
                                               ==========  =========  =========


                            See accompanying notes.

                                 AUTODESK, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                 (In thousands)

                              THREE-YEAR PERIOD ENDED JANUARY 31, 1996
                         ------------------------------------------------------
                                                        FOREIGN
                          COMMON STOCK                 CURRENCY       TOTAL
                         ----------------  RETAINED   TRANSLATION STOCKHOLDERS'
                         SHARES   AMOUNT   EARNINGS   ADJUSTMENT     EQUITY
                         ------  --------  ---------  ----------- -------------
Balances, January 31,
 1993................... 48,022  $ 67,456  $ 206,274    $(5,897)    $ 267,833
Common shares issued
 under stock option
 and stock purchase
 plans..................  2,634    41,875        --         --         41,875
Tax effect of stock
 options................    --      6,024        --         --          6,024
Net income..............    --        --      62,166        --         62,166
Dividends paid..........    --        --     (11,388)       --        (11,388)
Repurchase of common
 shares................. (3,176)  (71,586)       --         --        (71,586)
Foreign currency
 translation
 adjustment.............    --        --         --       1,955         1,955
                         ------  --------  ---------    -------     ---------
Balances, January 31,
 1994................... 47,480    43,769    257,052     (3,942)      296,879
Common shares issued
 under stock option
 and stock purchase
 plans..................  2,751    49,467        --         --         49,467
Tax effect of stock
 options................    --     10,445        --         --         10,445
Net income..............    --        --      56,606        --         56,606
Dividends paid..........    --        --     (11,307)       --        (11,307)
Repurchase of common
 shares................. (2,990)   (2,811)   (87,040)       --        (89,851)
Foreign currency
 translation
 adjustment.............    --        --         --      11,492        11,492
Unrealized losses on
 available-for-sale
 securities,
 net of tax.............    --        --        (247)       --           (247)
                         ------  --------  ---------    -------     ---------
Balances, January 31,
 1995................... 47,241   100,870    215,064      7,550       323,484
Common shares issued
 under stock option
 and stock purchase
 plans..................  1,781    35,712        --         --         35,712
Tax effect of stock
 options................    --     10,712        --         --         10,712
Net income..............    --        --      87,788        --         87,788
Dividends paid..........    --        --     (11,184)       --        (11,184)
Repurchase of common
 shares................. (2,671)   (6,529)  (101,447)       --       (107,976)
Foreign currency
 translation
 adjustment.............    --        --         --       2,904         2,904
Unrealized gains on
 available-for-sale
 securities,
 net of tax.............    --        --         888        --            888
                         ------  --------  ---------    -------     ---------
Balances, January 31,
 1996................... 46,351  $140,765  $ 191,109    $10,454     $ 342,328
                         ======  ========  =========    =======     =========

                            See accompanying notes.

                                AUTODESK, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Operations

  Autodesk, Inc. ("Autodesk" or the "Company"), develops, markets, and sells a family of design and multimedia software products for use on personal computers and workstations.

 Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  The asset and liability accounts of foreign subsidiaries are translated from their respective functional currencies at the rates in effect at the balance sheet date, and revenue and expense accounts are translated at weighted average rates during the period. Foreign currency translation adjustments are reflected as a separate component of stockholders' equity. Gains (losses) resulting from foreign currency transactions, which are included in interest and other income, were $554,000, ($1,043,000), and ($969,000) in fiscal years 1996, 1995, and 1994, respectively.

  In August 1993, the Company acquired the remaining outstanding stock of Ithaca Software and in November 1993, purchased the net assets of Woodbourne, Inc. The aggregate cash purchase price of these two transactions was approximately $6.5 million. In fiscal year 1995, approximately $3.5 million was paid to the former Ithaca Software stockholders based on product milestones and revenues; the additional $3.5 million has been allocated to intangible assets and is being amortized on a straight-line basis over three to five year periods. In August 1995, the Company acquired certain assets of Automated Methods (Pty) Ltd. and during fiscal year 1996 made final payments to the former Ithaca stockholders based on revenues from specified products. Cash payments associated with these transactions totaled approximately $7.2 million. Additional consideration may also be payable to the former shareholders of Automated Methods (Pty) Ltd. based on future revenues from specified products; these amounts are expected to be allocated to intangible assets and amortized on a straight-line basis over two-to-five year periods. These acquisitions were accounted for using the purchase method of accounting with the purchase price being principally allocated to capitalized software and purchased technologies, and intangible assets. The results of the acquired entities, which have not been material in relation to those of the Company, have been included in the consolidated financial results from the respective dates of acquisition.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Foreign currency translation

  The Company hedges a portion of its exposure on certain intercompany receivables and payables denominated in foreign currencies using forward foreign exchange contracts in European and Asian foreign currencies. Gains and losses associated with exchange rate fluctuations on forward foreign exchange contracts are recorded currently as other income or loss and offset corresponding gains and losses on the foreign currency assets being hedged. The costs of forward foreign exchange contracts are amortized on a straight-line basis over the life of the contract as interest and other income.

 Cash and cash equivalents

  The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

 Marketable securities

  Marketable securities, consisting principally of high-quality municipal bonds, tax-advantaged money market instruments, and US treasury notes, are stated at fair value. Marketable securities maturing within one year that are not restricted are classified as current assets.

                                AUTODESK, INC.

  Effective February 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS No. 115"). FAS No. 115 has been adopted prospectively, and the financial statements of prior years have not been restated. The cumulative effect as of February 1, 1994, of adopting FAS No. 115 was not material.

  Under FAS No. 115, the appropriate classification of securities is determined at the time of purchase and is reevaluated as of each balance sheet date. The Company has classified all of its marketable securities as available-for-sale and carries such securities at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition.

 Concentration of credit risk

  The Company places its cash, cash equivalents, and marketable securities with financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security, and issuer. Autodesk's accounts receivable are derived from software sales to a large number of dealers and distributors in the Americas, Europe, and Asia/Pacific. The Company performs ongoing evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

 Inventories

  Inventories, consisting principally of disks and technical manuals, are stated at the lower of cost (determined on the first-in, first-out method) or market.

 Computer equipment, furniture, and leasehold improvements

  Computer equipment and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term.

 Capitalized software and purchased technologies

  Costs incurred in the initial design phase of software development are expensed as incurred. Once the point of technological feasibility is reached, production costs (programming and testing) are capitalized. Certain acquired software-technology rights are also capitalized. Capitalized software costs are amortized ratably as revenues are recognized, but not less than on a straight-line basis over two- to seven-year periods. Amortization expense was $11,765,000, $7,634,000, and $7,478,000 in fiscal years 1996, 1995, and 1994, respectively. The actual lives of the Company's capitalized software or purchased technologies may differ from the Company's estimates, and such differences could cause carrying amounts of these assets to be reduced materially.

 Royalties

  The Company licenses software used to develop components of AutoCAD, AutoCAD LT, 3D Studio, and certain other software products. Royalties are payable to developers of the software at various rates and amounts generally based on unit sales or revenues. Royalty expense was $6,102,000, $5,944,000, and $5,128,000 in fiscal years 1996, 1995, and 1994, respectively. Such costs are included as a component of cost of revenues.

 Revenue recognition

  Autodesk's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition." Revenue is recognized at the time of shipment, provided that no significant vendor obligations exist and collection of the resulting receivable is deemed probable. A portion of revenues related to customer consulting and training obligations is deferred, while costs associated with certain post-sale customer obligations are accrued.

                                AUTODESK, INC.

  Autodesk establishes allowances for product returns, including allowances for stock balancing and product rotation, based on estimated future returns of product and after taking into consideration channel inventory levels at its resellers, the timing of new product introductions, and other factors. These allowances are recorded as direct reductions of accounts receivable. While the Company maintains strict measures to monitor channel inventories and to provide appropriate allowances, actual product returns may differ from the Company's estimates, and such differences could be material to the consolidated financial statements.

 Net income per share

  Net income per share is based on the weighted average number of outstanding common shares and dilutive common stock equivalents.

 Common stock split

  In October 1994, Autodesk's stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 100,000,000 shares and to effect a two-for-one split of the Company's common stock in the form of a 100 percent common stock dividend. All share and per share amounts have been restated to reflect the stock split.

 Recently issued accounting standards

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS No. 121"). FAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt FAS No. 121 in the first quarter of fiscal year 1997. Based on current circumstances, management does not believe the effect of adoption will be material to the consolidated financial statements.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123") was issued in October 1995 and is effective for the Company's fiscal year ending January 31, 1997. FAS No. 123 allows for the adoption of a new fair-value-based method or the continued use of the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") to measure compensation expense for the Company's stock-based compensation plans. The Company intends to continue to follow APB No. 25 but will be required to make pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied.

NOTE 2. FINANCIAL INSTRUMENTS

 Fair values of financial instruments

  Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

                                     JANUARY 31, 1996       JANUARY 31, 1995
                                   ---------------------  --------------------
                                   CARRYING               CARRYING
                                    AMOUNT    FAIR VALUE   AMOUNT   FAIR VALUE
                                   ---------  ----------  --------- ----------
                                                (In thousands)
Cash and cash equivalents......... $ 129,305  $ 129,305   $ 195,038 $ 195,038
Marketable securities.............   143,097    143,097      60,335    60,335
Forward foreign currency
 contracts........................      (143)      (143)         25        25

                                AUTODESK, INC.

 Foreign currency contracts

  The Company enters into forward foreign currency contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less. The notional amounts of foreign currency contracts were $15.5 million and $10.7 million at January 31, 1996 and 1995, respectively, and were predominantly to buy Swiss francs. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of the Company to the counterparties.

 Marketable securities

  Marketable securities include the following available-for-sale debt securities at January 31, 1996 and 1995:

                                                   GROSS      GROSS    ESTIMATED
                                                 UNREALIZED UNREALIZED   FAIR
                                          COST     GAINS      LOSSES     VALUE
                                        -------- ---------- ---------- ---------
                                                     (In thousands)
January 31, 1996
  Short-Term:
    Municipal bonds.................... $ 30,439   $   85      $  1    $ 30,523
    Time deposits......................   33,478      --        --       33,478
                                        --------   ------      ----    --------
                                          63,917       85         1      64,001
                                        --------   ------      ----    --------
  Long-Term:
    Municipal bonds....................   47,380      694         3      48,071
    US Treasury notes..................   29,397      608         3      30,002
    Time deposits and other............    1,008       15       --        1,023
                                        --------   ------      ----    --------
                                          77,785    1,317         6      79,096
                                        --------   ------      ----    --------
                                        $141,702   $1,402      $  7    $143,097
                                        ========   ======      ====    ========
January 31, 1995
  Short-Term:
    Municipal bonds.................... $ 45,312   $    6      $143    $ 45,175
    Time deposits......................      141      --        --          141
                                        --------   ------      ----    --------
                                          45,453        6       143      45,316
                                        --------   ------      ----    --------
  Long-Term:
    Municipal bonds....................   15,271      --        252      15,019
                                        --------   ------      ----    --------
                                        $ 60,724   $    6      $395    $ 60,335
                                        ========   ======      ====    ========

  Long-term US Treasury notes included a restricted balance of $28 million at January 31, 1996. The contractual maturities of Autodesk's short-term marketable securities at January 31, 1996, were one year or less while the Company's long-term marketable securities had contractual maturities of between one and two years except $3.8 million maturing in three years. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                AUTODESK, INC.

NOTE 3. INCOME TAXES

  The provision for income taxes consists of the following:

                                              FISCAL YEAR ENDED JANUARY 31,
                                              -------------------------------
                                                1996       1995       1994
                                              ---------  ---------  ---------
                                                     (In thousands)
Federal:
  Current....................................   $26,711    $29,203  $  21,516
  Deferred...................................    (3,392)   (13,169)    (6,282)
State:
  Current....................................     8,779      9,417      7,884
  Deferred...................................      (856)    (3,839)    (1,110)
Foreign:
  Current....................................    19,569     12,252     14,325
  Deferred...................................      (319)    (1,326)    (1,741)
                                              ---------  ---------  ---------
                                                $50,492    $32,538  $  34,592
                                              =========  =========  =========

  The principal reasons that the aggregate income tax provisions differ from the US statutory rate of 35 percent are as follows:

                                              FISCAL YEAR ENDED JANUARY 31,
                                              -------------------------------
                                                1996       1995       1994
                                              ---------  ---------  ---------
                                                     (In thousands)
Income tax provision at statutory rate....... $  48,398  $  31,200  $  33,865
Foreign income taxed at rates different from
 the US statutory rate.......................    (7,863)    (4,916)    (4,537)
State income taxes, net of federal benefit...     8,616      4,802      5,277
Tax-exempt interest..........................    (1,668)    (1,608)    (1,539)
Other........................................     3,009      3,060      1,526
                                              ---------  ---------  ---------
                                              $  50,492  $  32,538  $  34,592
                                              =========  =========  =========

  Significant sources of the Company's deferred tax assets and liabilities are as follows:

                                                                 JANUARY 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
                                                               (In thousands)
Net deferred tax assets:
  Accrued state income taxes.................................. $ 5,409  $ 4,607
  Accrued legal judgment, including accrued interest..........  12,821   12,360
  Reserve for product returns and bad debts...................   9,111    4,136
  Reserve for idle facilities.................................     791    2,029
  Other.......................................................   5,637    6,783
                                                               -------  -------
                                                                33,769   29,915
                                                               -------  -------
Net deferred tax liabilities:
  Capitalized software........................................   2,573    4,384
  Other.......................................................    (661)  (1,759)
                                                               -------  -------
                                                                 1,912    2,625
                                                               -------  -------
Net deferred tax assets....................................... $31,857  $27,290
                                                               =======  =======

  No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (cumulative $122,257,000 at January 31, 1996) since the Company plans to indefinitely

                                AUTODESK, INC.

reinvest all such earnings. At January 31, 1996, the unrecognized deferred tax liability for these earnings was approximately $35.8 million. Foreign pre-tax income was $64,433,000, $34,294,000, and $35,840,000 in fiscal years 1996,
1995, and 1994, respectively.

  Cash payments for income taxes were $32,032,000, $32,361,000, and $28,157,000 for fiscal years 1996, 1995, and 1994, respectively.

NOTE 4. LITIGATION ACCRUAL

  In December 1994, the Company recorded a $25.5 million litigation charge as the result of a judgment against the Company on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). The Company appealed that judgment, and VMI cross-appealed, before the US Court of Appeals for the Second Circuit, in January 1996. The Company is awaiting a ruling on the appeal. Management believes the claims in the case, including a cross-appeal by VMI for additional damages, are without merit and that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial condition or results of operations. However, depending on the amount and timing, an unfavorable resolution of this matter could materially affect the Company's future results of operations or cash flows in a particular period.

  The Company was required by statute to post collateral approximating the amount of the judgment plus accrued interest. At January 31, 1996, the Company's long-term marketable securities included a balance of $28.0 million which is restricted as to its use until final adjudication of this matter.

NOTE 5. COMMITMENTS AND CONTINGENCIES

  The Company leases office space and equipment under noncancelable lease agreements. The leases generally provide that the Company pay taxes, insurance, and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows:
$14,280,000 in 1997; $12,687,000 in 1998; $11,437,000 in 1999; $9,770,000 in
2000; $7,648,000 in 2001; and $32,757,000 thereafter.

  Rent expense was $16,992,000, $18,221,000, and $14,806,000 in fiscal years
1996, 1995, and 1994, respectively.

  The Company has an unsecured $40 million bank line of credit, which may be used from time to time to facilitate short-term cash flow. The line of credit expires in January 1997.

  The Company is a party to various legal proceedings arising from the normal course of business activities. In management's opinion, resolution of these matters is not expected to have a material adverse impact on the Company's consolidated results of operations or its financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect the Company's future results of operations or cash flows in a particular period.

NOTE 6. EMPLOYEE BENEFIT PLANS

 Stock Option Plans

  Under the Company's stock option plans, incentive and nonqualified stock options may be granted to officers, employees, directors, and consultants to purchase shares of the Company's common stock. A maximum of 20,240,000 shares of common stock have been authorized for issuance under the plans. The exercise price of the stock options is determined by the Company's Board of Directors on the date of grant and is at least equal to the fair market value of the stock on the grant date.

                                AUTODESK, INC.

  Stock option activity is as follows:

                                                        NUMBER        PRICE
                                                      OF SHARES     PER SHARE
                                                      ----------  -------------
Options outstanding at January 31, 1994..............  8,710,000  $12.56-$28.19
  Granted............................................  2,123,000  $24.25-$38.25
  Exercised.......................................... (2,416,000) $12.56-$25.38
  Canceled...........................................   (420,000) $13.38-$30.25
                                                      ----------  -------------
Options outstanding at January 31, 1995..............  7,997,000  $12.56-$38.25
  Granted............................................  2,546,000  $35.25-$49.25
  Exercised.......................................... (1,484,000) $12.56-$30.50
  Canceled...........................................   (368,000) $13.38-$49.25
                                                      ----------  -------------
Options outstanding at January 31, 1996..............  8,691,000  $13.38-$49.25
                                                      ==========  =============
Options exercisable at January 31, 1996..............  3,379,000  $13.38-$38.25
                                                      ==========  =============
Options available for grant at January 31, 1996......  3,223,000
                                                      ==========

  Certain employees have disposed of stock acquired through the exercise of incentive stock options earlier than the mandatory holding period required for such options. The tax benefits allowed to the Company because of these dispositions, together with the tax benefits realized from the exercise of nonqualified stock options, have been recorded as increases to common stock.

 Employee Stock Purchase Plan

  The Company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, employees may purchase shares of the Company's common stock, subject to certain limitations, at not less than 85 percent of fair market value as defined in the plan. A total of 2,100,000 shares have been reserved for issuance under the plan. In fiscal years 1996, 1995, and 1994, shares totaling 301,000, 335,000, and 318,000, respectively, were issued under the plan at average prices of $24.01, $17.90, and $14.30 per share. At January 31, 1996, a total of 621,000 shares were available for future issuance under the plan.

 Pre-Tax Savings Plans

  The Company has pre-tax savings plans covering nearly all US employees that qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 15 percent of their pre-tax salary, subject to certain limitations. The Company makes voluntary contributions and matches a portion of employee contributions. Company contributions, which may be terminated at the Company's discretion, were $2,442,000, $1,474,000, and $964,000 in fiscal years 1996, 1995, and 1994, respectively.

NOTE 7. STOCKHOLDERS' EQUITY

 Reincorporation

  In August 1994, the Company was reincorporated in the state of Delaware. As part of this reincorporation, each outstanding share of the California corporation no par common stock was converted to one share of the Delaware corporation $0.01 par value common stock.

 Preferred Stock

  The Company's Certificate of Incorporation authorizes two million shares of preferred stock, none of which is issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more

                                AUTODESK, INC.

series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

  In December 1995, the Company adopted a Shareholder Rights Plan which provides existing stockholders with the right to purchase for $200 one one-thousandth of a share of preferred stock for each share of common stock owned by the stockholder in the event of certain changes in the Company's ownership. These rights may serve as a deterrent to certain unauthorized takeover attempts which are not in the best interests of stockholders. The rights expire in December 2005.


 Common Stock Repurchase Program

  During fiscal years 1996, 1995, and 1994, the Company repurchased and retired a total of 2,671,000, 2,990,000, and 3,176,000 shares of its common stock at average repurchase prices of $40.43, $30.05, and $22.54, respectively, pursuant to a systematic repurchase plan approved by the Company's Board of Directors to reduce the dilutive effect of common stock to be issued under the Company's employee stock plans. In December 1995, the Board of Directors continued the program by approving the repurchase of up to 4 million additional shares.

NOTE 8. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Summarized quarterly financial information for fiscal years 1996, 1995, and 1994 is as follows:

                         1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER FISCAL YEAR
                         ----------- ----------- ----------- ----------- -----------
                                    (In thousands, except per share data)
Fiscal year 1996:
  Net revenues..........  $138,658    $140,686    $128,537    $126,286    $534,167
  Gross margin..........   121,373     123,324     112,419     110,239     467,355
  Income from
   operations...........    38,408      38,897      28,046      23,676     129,027
  Net income............    25,977      26,299      19,207      16,305      87,788
  Net income per share..      0.51        0.52        0.38        0.34        1.76
Fiscal year 1995:
  Net revenues..........  $106,578    $110,259    $108,179    $129,596    $454,612
  Gross margin..........    91,479      95,123      93,994     112,291     392,887
  Income from
   operations...........    24,340      24,398      23,230      35,443     107,411
  Net income............    16,446      16,587      15,896       7,677      56,606
  Net income per share..      0.33        0.34        0.32        0.15        1.14
Fiscal year 1994:
  Net revenues..........  $101,665    $103,613    $ 98,176    $102,142    $405,596
  Gross margin..........    84,661      86,865      83,481      87,251     342,258
  Income from
   operations...........    21,830      23,935      21,298      22,640      89,703
  Net income............    15,442      16,471      14,928      15,325      62,166
  Net income per share..      0.31        0.33        0.30        0.31        1.25

  Results for the fourth quarter of fiscal year 1995 included a pre-tax litigation charge of approximately $26.0 million, resulting in a $0.33 reduction in net income per share.

                                AUTODESK, INC.

NOTE 9. INFORMATION BY GEOGRAPHIC AREA

  Information regarding the Company's operations by geographic area at January 31, 1996, 1995, and 1994 and for the fiscal years then ended is as follows:

                                                       FISCAL YEAR ENDED
                                                          JANUARY 31,
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
                                                         (In thousands)
Revenues:
The Americas
  Customers in the United States.................. $195,272  $182,133  $177,833
  Customers in Asia/Pacific.......................   42,262    36,513    26,788
  Customers in Canada.............................   14,619    15,720    16,173
  Other exports...................................   11,103    14,951    11,492
  Intercompany revenues...........................   67,728    48,539    48,068
                                                   --------  --------  --------
                                                    330,984   297,856   280,354
Europe............................................  211,480   159,110   138,317
Asia/Pacific......................................   72,148    56,851    48,117
Consolidating eliminations........................  (67,728)  (48,539)  (48,068)
                                                   --------  --------  --------
                                                   $546,884  $465,278  $418,720
                                                   ========  ========  ========
Income from operations:
  The Americas.................................... $ 63,843  $ 71,518  $ 56,127
  Europe..........................................   53,696    25,121    24,687
  Asia/Pacific....................................   11,488    10,772     8,889
                                                   --------  --------  --------
                                                   $129,027  $107,411  $ 89,703
                                                   ========  ========  ========
Identifiable assets:
  The Americas.................................... $306,795  $336,403  $261,347
  Europe..........................................  250,268   211,056   172,328
  Asia/Pacific....................................   73,426    51,761    45,555
  Consolidating eliminations...................... (112,560) (117,144)  (74,356)
                                                   --------  --------  --------
                                                   $517,929  $482,076  $404,874
                                                   ========  ========  ========

  Intercompany revenues consist of royalty revenue payable by the Company's subsidiaries under software license agreements with the US parent company. At January 31, 1996, 1995, and 1994, total foreign net equity was $133,213,000, $88,660,000, and $115,025,000, respectively.

                                 AUTODESK, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                 (In thousands)

                                                                     OCTOBER 31,
                                                                        1996
                                                                     -----------
                                                                     (UNAUDITED)
                               ASSETS
                               ------
Current assets:
  Cash and cash equivalents.........................................  $ 87,759
  Marketable securities.............................................    72,842
  Accounts receivable, net..........................................    86,384
  Inventories.......................................................     9,012
  Deferred income taxes.............................................    26,791
  Prepaid expenses and other current assets.........................    16,086
                                                                      --------
    Total current assets............................................   298,874
Marketable securities, including a restricted balance of $28,000
 at October 31, 1996 and January 31, 1996...........................    93,265
Net computer equipment, furniture, and leasehold improvements.......    48,354
Capitalized software and purchased technologies.....................   17,768
Other assets........................................................    18,902
                                                                      --------
                                                                      $477,163
                                                                      ========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
                 ------------------------------------
Current liabilities:
  Accounts payable..................................................  $ 22,486
  Accrued compensation..............................................    18,258
  Accrued income taxes..............................................    62,774
  Other accrued liabilities.........................................    34,082
                                                                      --------
    Total current liabilities.......................................   137,600
Deferred income taxes...............................................       275
Litigation accrual..................................................    29,021
Other liabilities...................................................     1,907
Put warrants........................................................    64,500
Stockholders' equity:
  Common stock......................................................   141,472
  Retained earnings.................................................   103,640
  Foreign currency translation adjustment...........................    (1,252)
                                                                      --------
    Total stockholders' equity......................................   243,860
                                                                      --------
                                                                      $477,163
                                                                      ========

                             See accompanying notes

                                 AUTODESK, INC.

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                     (In thousands, except per share data)
                                  (Unaudited)

                                                               NINE MONTHS ENDED
                                                                  OCTOBER 31,
                                                               -----------------
                                                                 1996     1995
                                                               -------- --------
Revenues...................................................... $391,542 $417,503
Direct commissions............................................    9,869    9,622
                                                               -------- --------
Net revenues..................................................  381,673  407,881
Costs and expenses:
  Cost of revenues............................................   49,134   50,765
  Marketing and sales.........................................  150,125  137,144
  Research and development....................................   69,471   58,246
  General and administrative..................................   55,455   56,375
  Charge for acquired in-process research and development.....    4,738      --
                                                               -------- --------
                                                                328,923  302,530
                                                               -------- --------
Income from operations........................................   52,750  105,351
Interest and other income, net................................    4,471    7,252
                                                               -------- --------
Income before income taxes....................................   57,221  112,603
Provision for income taxes....................................   21,643   41,120
                                                               -------- --------
Net income.................................................... $ 35,578 $ 71,483
                                                               ======== ========
Net income per share.......................................... $    .75 $   1.41
                                                               ======== ========
Shares used in computing net income per share.................   47,480   50,520
                                                               ======== ========


                            See accompanying notes.

                                 AUTODESK, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In thousands)
                                  (Unaudited)

                                                           NINE MONTHS ENDED
                                                              OCTOBER 31,
                                                           ------------------
                                                             1996      1995
                                                           --------  --------
Operating activities
Net income................................................ $ 35,578  $ 71,483
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization...........................   24,998    20,195
  Charge for acquired in-process research and
   development............................................    4,738       --
  Changes in operating assets and liabilities, net of
   business combinations..................................    6,960    (9,629)
                                                           --------  --------
Net cash provided by operating activities.................   72,274    82,049
                                                           --------  --------
Investing activities
Purchases of available-for-sale marketable securities,
 net......................................................  (23,010)  (55,141)
Purchases of computer equipment, furniture and leasehold
 improvements.............................................  (15,304)  (13,987)
Business combinations, net of cash acquired...............   (9,653)   (7,194)
Capitalization of software costs and other................   (8,338)   16,936
                                                           --------  --------
Net cash used in investing activities.....................  (56,305)  (59,386)
                                                           --------  --------
Financing activities
Proceeds from issuance of common stock....................   17,643    44,419
Repurchase of common stock................................  (67,045)  (81,314)
Dividends paid............................................   (8,113)   (8,498)
                                                           --------  --------
Net cash used in financing activities.....................  (57,515)  (45,393)
                                                           --------  --------
Net decrease in cash and cash equivalents.................  (41,546)  (22,730)
Cash and cash equivalents at beginning of year............  129,305   195,038
                                                           --------  --------
Cash and cash equivalents at end of quarter............... $ 87,759  $172,308
                                                           ========  ========


                            See accompanying notes.

                                AUTODESK, INC.

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. The condensed consolidated financial statements at October 31, 1996 and 1995 and for the nine-month periods then ended are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with management's discussion and analysis of financial condition and results of operations, contained in the Company's Annual Report to Stockholders incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996. The results of operations for the nine months ended October 31, 1996 are not necessarily indicative of the results for the entire fiscal year ending January 31, 1997.

2. During the nine months ended October 31, 1996, the Company acquired assets from Creative Imaging Technologies, Inc. ("CIT"), CadZooks, Inc., Argus Technologies, Inc. ("Argus"), as well as the outstanding stock of Teleos Research ("Teleos"). The aggregate cash purchase price for these four transactions was $9.7 million. These acquisitions were accounted for using the purchase method of accounting with the purchase price being principally allocated to capitalized software, purchased technologies, and intangible assets. Approximately $3.2 million of the Teleos purchase price and $1.5 million of the Argus purchase price represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use. These amounts were charged to operations during the nine-month period ended October 31, 1996. Additional consideration may also be payable to the former shareholders of CIT, Argus, and Teleos based on product milestones and operating results which are expected to be allocated to intangible assets and amortized on a straight-line basis over two-to-five year periods.

  The operating results of the acquired entities, which have not been material in relation to those of the Company, have been included in the consolidated financial results from their respective acquisition dates.

3. In August 1996, the Company announced a stock repurchase program under which the Company may purchase up to 5 million shares of common stock in open market transactions as market and business conditions warrant. The Company may also utilize equity options as part of its repurchase program. This program is in addition to shares previously reserved pursuant to an on-going and systematic repurchase plan to reduce the dilutive effect of common stock to be issued under the Company's stock option plans.

  In connection with the new repurchase program, the Company sold put warrants to an independent third party in September 1996 that entitle the holder of the warrants to sell 3 million shares of common stock to the Company at $21.50 per share. Additionally, the Company purchased call options that entitle the Company to buy 2 million shares of its common stock at $25.50 per share. The put warrants and call options expire in September 1997. The premiums received with respect to the equity options totaled $8.1 million and equaled the premiums paid. Consequently, there was no exchange of cash. The amount related to the Company's maximum potential repurchase obligation under the put warrants has been reclassified from stockholders' equity to put warrants at October 31, 1996. The Company has the right to settle the put warrants with stock or a cash settlement equal to the difference between the exercise price and market value at the date of exercise. These securities had no significant dilutive effect on net income per share for the periods presented.

4. On December 10, 1996, the Company entered into a merger agreement with Softdesk, Inc. ("Softdesk"), a leading supplier of AutoCAD-based application software for the architecture, engineering and construction
   (AEC) market, in a transaction anticipated to be accounted for using the purchase method. The terms of the merger agreement were subsequently amended on December 19, 1996. If the transaction is consummated under the terms of the agreement, as amended, Autodesk will issue $15.00 worth of its common stock for each outstanding share of Softdesk stock, subject to certain limitations. Based upon closing stock prices on December 31, 1996, the transaction is valued at approximately $90 million for Softdesk stockholders.

  The merger is expected to close in the first calendar quarter of 1997. The merger is subject to the approval of Softdesk's stockholders and appropriate government agencies. The Company estimates that it will incur direct transaction costs of approximately $2.5 million to $3.5 million and following the merger additional charges to operations of approximately $3 to $4 million to reflect costs associated with integrating the two companies.

5. Tektronix, Inc. has filed a complaint in the US District Court for the District of Oregon alleging infringement by Autodesk of US Patent No. 4,734,690. Autodesk believes that it has meritorious defenses to the allegations set forth in the complaint and intends to defend itself vigorously in this action.The Company is still evaluating the claims in this mater. Management believes the ultimate outcome of this matter will not be material to Autodesk's consolidated financial position, results of operations or cash flows.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Softdesk, Inc.:

  We have audited the accompanying consolidated balance sheets of Softdesk, Inc., a Delaware Corporation, and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, based upon our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Softdesk, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
February 7, 1997

                        SOFTDESK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1996 AND 1995
                       (In thousands, except share data)

                                                               1996     1995
                                                              -------  -------
                           ASSETS
                           ------
Current Assets:
  Cash and cash equivalents (Note 2)......................... $ 1,958  $ 4,800
  Short-term investments (Note 2)............................   9,088    7,575
  Accounts receivable, net of allowances of $2,973 and $2,161
   at December 31, 1996 and 1995.............................   9,259   10,160
  Inventory (Note 2).........................................     729      671
  Prepaid expenses and other current assets..................   1,405    1,402
  Deferred income taxes (Note 5).............................   1,245      751
                                                              -------  -------
    Total current assets.....................................  23,684   25,359
                                                              -------  -------
Plant, Property and Equipment, at Cost:
  Land.......................................................     385      409
  Buildings..................................................   2,564    2,002
  Equipment..................................................   7,232    5,853
  Furniture and fixtures.....................................     284      414
                                                              -------  -------
                                                               10,465    8,678
  Less--Accumulated depreciation (Note 2)....................   5,004    4,085
                                                              -------  -------
                                                                5,461    4,593
                                                              -------  -------
Long-Term Investments (Note 2)...............................     849    4,815
Deferred Income Taxes (Note 5)...............................     558      103
Other Assets, Net (Note 4)...................................     794      247
                                                              -------  -------
                                                              $31,346  $35,117
                                                              =======  =======
             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------
Current Liabilities:
  Current maturities of mortgage payable (Note 6)............ $   --   $    34
  Accounts payable...........................................   2,064    3,122
  Accrued expenses (Note 11).................................   3,750    4,279
  Customer advances..........................................   1,418    1,350
  Accrued income taxes (Note 5)..............................     144      876
                                                              -------  -------
    Total current liabilities................................   7,376    9,661
                                                              -------  -------
Mortgage Payable, Less Current Maturities (Note 6)...........     --     1,193
                                                              -------  -------
Commitments (Note 9)
Stockholders' Equity (Note 10):
  Preferred stock, $.01 par value--
   Authorized--1,000,000 shares
   Issued and outstanding--none..............................     --       --
  Common stock, $.01 par value--
   Authorized--15,000,000 shares
   Issued and outstanding--6,020,019 shares and 5,980,380
   shares at
   December 31, 1996 and 1995, respectively..................      60       60
  Additional paid-in capital.................................  21,826   21,353
  Retained earnings..........................................   2,176    2,973
  Cumulative translation adjustment..........................     (92)    (123)
                                                              -------  -------
    Total stockholders' equity...............................  23,970   24,263
                                                              -------  -------
                                                              $31,346  $35,117
                                                              =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                        SOFTDESK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                     (In thousands, except per share data)

                                                     1996     1995     1994
                                                    -------  -------  -------
Net Revenues....................................... $34,501  $41,737  $30,582
Cost of Revenues...................................   5,974    6,119    5,159
                                                    -------  -------  -------
  Gross profit.....................................  28,527   35,618   25,423
Selling and Marketing Expenses.....................  15,070   14,499   10,830
Product Development Expenses.......................   9,562   10,116    7,613
General and Administrative Expenses................   3,355    3,126    2,639
Non-recurring Charges (Note 4).....................   1,400    2,309      892
                                                    -------  -------  -------
  Income (loss) from operations....................    (860)   5,568    3,449
Interest Income....................................     501      574      584
Interest Expense...................................     (68)     (86)     (20)
                                                    -------  -------  -------
  Income (loss) before provision for income taxes..    (427)   6,056    4,013
Provision for Income Taxes (Note 5)................     370    2,477    1,644
                                                    -------  -------  -------
  Net income (loss)................................    (797)   3,579    2,369
Pro Forma Tax Adjustment (Note 5)..................     --       --       221
                                                    -------  -------  -------
  Pro forma net income (loss)...................... $  (797) $ 3,579  $ 2,590
                                                    =======  =======  =======
Pro Forma Net Income (loss) per Common and Common
 Equivalent Share (Note 3)......................... $  (.13) $   .58  $   .46
                                                    =======  =======  =======
Weighted Average Number of Common and Common
 Equivalent Shares Outstanding (Note 3)............   5,999    6,161    5,619
                                                    =======  =======  =======


  The accompanying notes are an integral part of these consolidated financial statements.

                        SOFTDESK, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                       (In thousands, except share data)

                                                                  STOCKHOLDERS' EQUITY
                                      ------------------------------------------------------------------------------
                                       COMMON STOCK                          UNREALIZED
                          REDEEMABLE  ----------------                      HOLDING GAIN
                          CONVERTIBLE            $.01  ADDITIONAL             (LOSS) ON    CUMULATIVE      TOTAL
                           PREFERRED   NUMBER     PAR   PAID-IN   RETAINED AVAILABLE-FOR-  TRANSLATION STOCKHOLDERS'
                             STOCK    OF SHARES  VALUE  CAPITAL   EARNINGS SALE SECURITIES ADJUSTMENT     EQUITY
                          ----------- ---------  ----- ---------- -------- --------------- ----------- -------------
Balance, December 31,
 1993...................    $ 2,186   3,463,657   $36   $   657    $  480       $--           $ 65        $ 1,238
Issuance of shares of
 common stock, net of
 issuance costs of
 $922...................        --    1,554,883    16    15,658       --         --            --          15,674
Conversion of redeemable
 convertible preferred
 stock into common
 stock..................     (2,186)    556,180     5     2,181       --         --            --           2,186
Exercise of stock
 options................        --      157,778     1       677       --         --            --             678
Escrow claim settlement
 in connection with
 ASG....................        --      (10,084)  --        (74)      --         --            --             (74)
Tax benefit of
 disqualifying
 dispositions and
 nonqualified stock
 options................        --          --    --        301       --         --            --             301
Unrealized holding loss
 on available-for-sale
 securities.............        --          --    --        --        --         (58)          --             (58)
Cumulative translation
 adjustment.............        --          --    --        --        --         --            (98)           (98)
Dividends declared......        --          --    --        --       (208)       --            --            (208)
Net income..............        --          --    --        --      2,369        --            --           2,369
                            -------   ---------   ---   -------    ------       ----          ----        -------
Balance, December 31,
 1994...................        --    5,722,414    58    19,400     2,641        (58)          (33)        22,008
Issuance of shares in
 connection with
 acquisition of
 Foresight Resources
 Corp...................        --      188,561     1     1,234    (3,247)       --            --          (2,012)
Exercise of stock
 options................        --       69,405     1       516       --         --            --             517
Tax benefit of
 disqualifying
 dispositions and
 nonqualified stock
 options................        --          --    --        203       --         --            --             203
Cumulative translation
 adjustment.............        --          --    --        --        --         --            (90)           (90)
Unrealized holding gain
 on available-for-sale
 securities.............        --          --    --        --        --          58           --              58
Net income..............        --          --    --        --      3,579        --            --           3,579
                            -------   ---------   ---   -------    ------       ----          ----        -------
Balance, December 31,
 1995...................        --    5,980,380    60    21,353     2,973        --           (123)        24,263
Exercise of stock
 options................        --       39,639   --        429       --         --            --             429
Tax benefit of
 disqualifying
 dispositions and
 nonqualified stock
 options................        --          --    --         44       --         --            --              44
Cumulative translation
 adjustment.............        --          --    --        --        --         --             31             31
Net loss................        --          --    --        --       (797)       --            --            (797)
                            -------   ---------   ---   -------    ------       ----          ----        -------
Balance, December 31,
 1996...................    $   --    6,020,019   $60   $21,826    $2,176       $--           $(92)       $23,970
                            =======   =========   ===   =======    ======       ====          ====        =======

  The accompanying notes are an integral part of these consolidated financial statements.

                        SOFTDESK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (In thousands)

                                                     1996     1995      1994
                                                    -------  -------  --------
Cash Flows From Operating Activities:
 Net income (loss)................................. $  (797) $ 3,579  $  2,369
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Depreciation and amortization....................   1,172    1,488     1,308
  Non-recurring charges............................   1,400    2,309       892
  Deferred income taxes............................    (949)    (163)     (415)
  Foreign currency translation.....................      21      (42)      (11)
  Change in assets and liabilities, net of assets
   acquired in connection with acquisitions:
   Accounts receivable.............................     901   (3,612)   (1,150)
   Inventory.......................................     (58)    (366)      205
   Prepaid expenses and other current assets.......      (3)    (328)     (984)
   Accounts payable................................  (1,058)     941     1,140
   Accrued expenses................................  (1,929)  (1,517)      122
   Customer advances...............................      68      115       321
   Accrued income taxes............................    (688)     590       (30)
                                                    -------  -------  --------
    Net cash provided by (used in) operating activ-
     ities.........................................  (1,920)   2,994     3,767
                                                    -------  -------  --------
Cash Flows From Investing Activities:
 Purchase of plant, property and equipment, net....  (1,995)  (2,891)   (2,048)
 Decrease (increase) in other assets...............    (592)    (104)       92
 Purchase of short-term investments, net...........  (1,513)  (3,153)   (4,422)
 Sale (Purchase) of long-term investments, net.....   3,966    3,843    (8,658)
 Cash paid for acquisitions, net of cash acquired..     --      (172)   (1,046)
 Purchase of technology............................     --       --       (270)
                                                    -------  -------  --------
    Net cash used in investing activities..........    (134)  (2,477)  (16,352)
                                                    -------  -------  --------
Cash Flows From Financing Activities:
 Proceeds (payments) from mortgage, net............  (1,227)   1,227       --
 Payments to stockholders, net.....................     --       --       (122)
 Payments of notes payable.........................     --    (1,473)     (596)
 Proceeds from issuance of common stock, net of is-
  suance costs.....................................     --       --     15,674
 Dividends paid....................................     --      (149)     (835)
 Proceeds from exercise of stock options...........     429      516       677
                                                    -------  -------  --------
    Net cash provided by (used in) financing activ-
     ities.........................................    (798)     121    14,798
                                                    -------  -------  --------


  The accompanying notes are an integral part of these consolidated financial statements.

                        SOFTDESK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (In thousands)

                                  (CONTINUED)


                                                       1996     1995    1994
                                                      -------  ------  -------
Effect of Exchange Rate Changes on Cash and Cash
 Equivalents......................................... $    10  $  (47) $   (87)
                                                      -------  ------  -------
Net Increase (Decrease) in Cash and Cash Equiva-
 lents...............................................  (2,842)    591    2,126
Cash and Cash Equivalents, Beginning of Year.........   4,800   4,209    2,083
                                                      -------  ------  -------
Cash and Cash Equivalents, End of Year............... $ 1,958  $4,800  $ 4,209
                                                      =======  ======  =======
Disclosure of Cash Flow Information:
 Cash paid during the year for--
  Interest........................................... $    68  $    8  $     5
                                                      =======  ======  =======
  Income taxes....................................... $ 1,739  $1,864  $ 1,285
                                                      =======  ======  =======
Disclosure of Noncash Investing Activities:
 The Company acquired certain companies as described
  in Note 3. These acquisitions are summarized as
  follows
  Fair value of assets acquired...................... $   --   $  794  $ 1,386
  Payments in connection with the acquisition........     --     (200)  (1,046)
                                                      -------  ------  -------
   Liabilities assumed............................... $   --   $  594  $   340
                                                      =======  ======  =======
Disclosure of Noncash Financing Activities:
 Preferred stock converted into common stock upon the
  initial
  public offering.................................... $   --   $  --   $ 2,186
                                                      =======  ======  =======
 Dividends declared.................................. $   --   $  --   $   208
                                                      =======  ======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                        SOFTDESK, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

(1) OPERATIONS AND PROPOSED MERGER

  Softdesk, Inc. (the Company) is engaged in the development, production and sale of software for the architectural, engineering and construction (AEC) market.

  On December 10, 1996, the Company entered into an Agreement and Plan of Reorganization with Autodesk, Inc. (Autodesk) and a wholly owned subsidiary of Autodesk, Autodesk Acquisition Corporation (Merger Sub), which was subsequently amended on December 19, 1996 (as amended, the Agreement). Pursuant to the terms of the Agreement, (i) Merger Sub will be merged with and into the Company and the Company will become a wholly owned subsidiary of Autodesk and (ii) all outstanding shares of common stock of the Company will be converted into the right to receive that fraction of a share of Autodesk common stock as is determined by dividing $15.00 by the average of the closing price of the Autodesk common stock on the NASDAQ for the five trading days immediately preceding the closing date of the merger. The merger is subject to approval of Softdesk stockholders and appropriate government agencies. The Agreement may be terminated prior to the closing date, as defined therein, by either Softdesk or Autodesk for various reasons, including if the merger shall not have been consummated by May 31, 1997, provided, however, that the right to terminate the Agreement shall not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of the Agreement.

  As an inducement to Autodesk to enter into the Agreement, Softdesk entered into a Stock Option Agreement with Autodesk dated December 10, 1996 as amended on December 19, 1996 pursuant to which Softdesk granted Autodesk the right, under certain conditions, to purchase up to 1,195,095 shares of Softdesk Common Stock by paying to Softdesk $11.715 per share for each share purchased under this option.

(2) SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements reflect the application of the following significant accounting policies.

 (a) Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (b) Consolidation

  The Company's consolidated financial statements include the accounts of its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.
  (2) Significant Accounting Policies (Continued)

 (c) Cash and Cash Equivalents

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates market value.

 (d) Investments

  The Company accounts for investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard, the Company is required to classify all investments in debt and equity securities into one or more of the following three categories: held-to-maturity, available-for-sale or trading. All marketable securities classified as held-to-maturity are recorded at their amortized cost. Available-for-sale securities are recorded at fair market value with unrealized gains and losses excluded from earnings and reported in stockholders' equity. Trading securities are also recorded at fair market value, and unrealized gains and losses are included in earnings.

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


  At December 31, 1996 and 1995, the Company's investments consisted of debt securities issued by the U.S. Treasury, other U.S. Government agencies and political subdivisions of the states and municipalities. As of December 31, 1996 and 1995, these investments were classified as held-to-maturity. All investments held as of December 31, 1996 and 1995 mature within two years of investment. The aggregate fair value and costs of the investments were as follows (in thousands):

                                                           1996
                                           -------------------------------------
                                                 AMORTIZED COST
                                           --------------------------
                                                                       FAIR
                                           HELD-TO- AVAILABLE-        MARKET
                  MATURITY                 MATURITY  FOR-SALE  TOTAL  VALUE
                  --------                 -------- ---------- ------ ------
   Less than one year.....................  $9,088     $--     $9,088 $9,123
                                            ------             ------
   Greater than one year..................     849      --        849    852
                                            ======             ======
                                                           1995
                                           -------------------------------------
   Less than one year.....................  $7,575     $--     $7,575 $7,610
                                            ------             ------
   Greater than one year..................   4,815      --      4,815  4,776
                                            ======             ======

 (e) Derivative Financial Instruments

  SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments requires certain disclosures about derivative financial instruments, including futures, forward swap and option contracts and other financial instruments, with similar characteristics.

  As of December 31, 1996 and 1995, the Company did not have investments requiring disclosure under SFAS No. 119.

 (f) Inventory

  Inventory is stated at the lower of cost (first-in, first-out) or market and consists of the following (in thousands):

                                                                     1996 1995
                                                                     ---- ----
      Materials and supplies........................................ $260 $313
      Finished goods................................................  469  358
                                                                     ---- ----
                                                                     $729 $671
                                                                     ==== ====

 (g) Depreciation

  The Company provides for depreciation by charges to operations in amounts that allocate the cost of property and equipment over their estimated useful lives using the straight-line method as follows:

                                                                     ESTIMATED
                          ASSET CLASSIFICATION                      USEFUL LIFE
                          --------------------                      -----------
      Buildings.................................................... 25-40 Years
      Equipment....................................................   3-5 Years
      Furniture and fixtures.......................................  5-10 Years

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

 (h) Revenue Recognition

  The Company derives substantially all of its revenue from the license of its software products. Revenue is recognized upon shipment of the product, provided that no significant vendor and postcontract support obligations remain outstanding and collection of the resulting receivable is deemed probable. The Company generally does not have significant vendor and postcontract support obligations associated with its product sales. The Company recognizes revenue from postcontract support ratably over the period of the postcontract arrangement. Any costs associated with insignificant vendor obligations are accounted for by deferring a pro rata portion of the revenue and recognizing it either ratably as the obligations are fulfilled or upon completion of the performance. The Company provides reserves for any contractual or allowed returns with any distributor or end user customer and warranty expenses upon shipment of the product. Revenue, if any, from funded development contracts is recognized using the percentage-of-completion method of accounting. Revenue from maintenance and customer support contracts represented less than 10% of net revenues for all periods presented. These contracts generally have terms of one year or less.

 (i) Research, Development and Software Development Costs

  The Company capitalizes product development costs subsequent to the establishment of technological and commercial feasibility until the product is available for general release. Costs incurred prior to the establishment of technological feasibility are charged to product development expenses. Development costs associated with product enhancements that extend the original product's life or significantly improve the original product's marketability are also capitalized upon technological feasibility. Amortization of product development costs begins in the month that commercial marketability is established and extends on a straight-line basis over the shorter of the estimated useful life of the product or 18 months, which results in amortization expense no less than that which would result from using the ratio of current gross revenues to total expected gross revenues. Amortization expense is recorded as a component of cost of revenues.

  The Company did not capitalize any costs for the years ended December 31, 1996 and 1995, as such costs were immaterial. For the year ended December 31, 1994, the Company capitalized product development costs of approximately $14,000. The Company recorded amortization of approximately $170,000 during the year ended December 31, 1994. No amortization was recorded for the years ended December 31, 1996 and 1995.

 (j) Pro Forma Net Income (Loss) per Common and Common Equivalent Share

  Pro forma net income (loss) per common and common equivalent share is based on net income (loss) for the years ended December 31, 1996 and 1995. For the year ended December 31, 1994, pro forma net income per common and common equivalent share is based on pro forma net income, which reflects the pro forma adjustments for income taxes related to Image Systems (see Note 3). Image Systems Technology, Inc. was treated as an S corporation for federal and state tax purposes, and accordingly, did not record income tax adjustments in its historical financial statements.

  The weighted average number of common and common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common Stock equivalents have been excluded from the 1996 calculation as their effect would have been anti-dilutive.

  Fully diluted and primary income per common and common equivalent share do not differ materially for any of the periods presented.

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


 (k) Foreign Currency Translation

  The Company translates the assets and liabilities of its foreign subsidiaries at exchange rates in effect at year-end. Revenues and expenses are translated using exchange rates in effect during the year. Gains or losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying consolidated balance sheets. There were no significant gains or losses from foreign currency transactions during any period presented.

 (l) Postretirement and Postemployment Benefits

  The Company does not have any obligations for postretirement or postemployment benefits, except as discussed in Note 7.

 (m) Concentration of Credit Risk

  SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company's accounts receivable credit risk is not concentrated within any geographic area. For the year ended December 31, 1996, one customer represented 14% of the Company's total net revenues. At December 31, 1996, this customer's net accounts receivable represented 26% of the Company's total net accounts receivable. The Company believes that there is no significant credit risk associated with this receivable. There were no such significant customers in the years ended December 31, 1995 and 1994.

 (n) Reclassifications

  The Company has reclassified certain prior year information to conform with the current year's presentation.

 (o) Other Assets

  Included in other assets are certain amounts which represent prepaid royalty and license fees. Such amounts are amortized over the expected lives of the asset which range from 12 to 24 months.

(3) ACQUISITIONS

 (a) SOFT-TECH Software Technologie GmbH (SOFT-TECH)

  On January 22, 1996, the Company acquired SOFT-TECH, a developer of architectural software for the European Marketplace. The Company exchanged 250,000 shares of common stock for all the capital shares of SOFT-TECH. The Company placed 25,000 shares into escrow as security for indemnification obligations of SOFT-TECH. The escrow was released in full in January 1997. This merger was accounted for as a pooling of interests; accordingly, the historical financial statements have been restated to reflect the transaction. The Company expensed approximately $300,000 of merger related costs, which were included in the 1995 consolidated statement of operations (see Note 4). Pro forma condensed statements of operation data for the years ended December 31, 1995 and 1994 are as follows (in thousands, except per share data):

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

                                                                SOFT-
                                                      SOFTDESK  TECH    COMBINED
                                                      -------- -------  --------
      1995-
       Net revenue................................... $35,608  $ 6,129  $41,737
       Net income (loss).............................   3,743     (164)   3,579
                                                      =======  =======  =======
       Earnings (loss) per share.....................   $ .63   $ (.66)   $ .58
                                                      =======  =======  =======
      1994-
       Net revenue................................... $24,021  $ 6,561  $30,582
       Pro forma net income (loss)...................   2,687     (97)    2,590
       Earnings (loss) per share.....................   $ .50  $ (.39)    $ .46
                                                      =======  =======  =======

 (b) IdeaGraphix, Inc.

  On June 19, 1995, the Company acquired certain assets and technology of IdeaGraphix, Inc. (IdeaGraphix). IdeaGraphix develops, produces and sells AEC software on the MicroStation platform. The total cost of this acquisition was $590,000, which included a five-year guaranteed minimum royalty totaling $500,000, of which $100,000 was paid at closing, plus certain assumed liabilities and related acquisition costs of $90,000. In addition, the agreement provided for additional royalties of up to $1,000,000. This royalty rate was calculated at 15% on certain product sales, as defined. The Agreement was terminated on March 31, 1996.

  This acquisition was accounted for under the purchase method, and accordingly, the results of operations of IdeaGraphix from June 19, 1995 forward were included in the Company's consolidated statements of operations. The aggregate cost of the acquisition over historical book value was assigned principally to purchased research and development, product development costs and other intangible assets based upon their estimated fair values. The portion of the purchase price allocated to research and development that had not yet reached technological feasibility and had no alternative future use as of June 19, 1995, was approximately $360,000 and was charged to expense. The portion of the purchase price allocated to product development costs and other intangible assets was $127,000 and $74,000, respectively, and was to be amortized on a straight-line basis over the lesser of their estimated useful lives or three years. In December 1995, the Company wrote off the remainder of such capitalized costs and included these amounts as part of the non-recurring charge in the consolidated statements of operations for 1995 (see Note 4).

 (c) ARITEK Systems, Inc.

  On May 26, 1995, the Company acquired certain assets and technology of ARITEK Systems, Inc. (ARITEK). ARITEK was a third-party developer of ArrisCAD software primarily for the construction market. The total cost of this acquisition was $204,000, which included cash of approximately $100,000 and assumed liabilities and related acquisition costs of approximately $104,000. In addition, the agreement provided for royalties of up to $250,000, calculated at a 15% royalty rate on certain product sales, as defined. The Company also entered into an employment agreement with an employee of ARITEK providing for royalties of up to $650,000. This royalty rate was calculated at 15% on certain product sales, as defined. The Company expensed a total amount of $234,308 and $171,000 related to both of these royalty agreements for the years ended December 31, 1996 and 1995, respectively.

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


  This acquisition was accounted for under the purchase method, and accordingly, the results of operations of ARITEK from May 26, 1995 forward are included in the accompanying consolidated statements of operations. The aggregate cost of the acquisition over historical book value was assigned principally to purchased research and development, product development costs and other intangible assets based on their estimated fair values. The portion of the purchase price allocated to research and development that had not yet reached technological feasibility and had no alternative future use as of May 26, 1995 was approximately $131,000 and was charged to expense. The portion of the purchase price allocated to product development costs and other intangible assets was approximately $19,000 and $10,000, respectively, and was to be amortized on a straight-line basis over the lesser of their estimated useful lives or three years. In December 1995, the Company wrote off the remainder of such capitalized costs and included these amounts as part of the non-recurring charge in the accompanying consolidated statements of operations for 1995 (see
Note 4). As of December 31, 1996 the Company was no longer subject to either of the two aforementioned royalty agreements.

 (d) Foresight Resources Corp.

  On January 24, 1995, the Company acquired all of the outstanding capital stock of Foresight Resources Corp. (Foresight). Foresight develops, produces and sells AEC software for nonprofessional users in the home and small office. In payment of the purchase price for this acquisition, the Company issued to the stockholders of Foresight a total of 181,938 shares of its common stock, of which 9,096 shares were placed in escrow to secure indemnification obligations of Foresight stockholders. These shares were released from escrow during 1995. The Company also assumed various liabilities of Foresight as of the effective date of the merger, including its phantom-stock plans, which were settled by issuing 6,623 shares of the common stock of the Company.

  The results of operations of Foresight are included in the accompanying consolidated statements of operations from January 1, 1995. This transaction was accounted for as a pooling of interests. None of the periods preceding January 1, 1995 have been restated, as net assets and liabilities, historic results of operations and cumulative stockholders' equity of Foresight were not deemed to be material to the consolidated financial statements of the Company.

 (e) Advantage Engineering, Inc.

  On October 18, 1994, the Company acquired certain software technology and certain assets of Advantage Engineering, Inc., an engineering firm and developer of process and power plant design software. The total cost of this acquisition was not material to the total consolidated financial statements of the Company. In December 1995, the Company wrote off the remainder of such capitalized costs and included these amounts as part of the non-recurring charge in the consolidated statements of operations for 1995 (see Note 4).

 (f) Walter M. Smith Enterprises, Inc. d/b/a intelliCADD

  On August 1, 1994, the Company acquired all assets except for the ADE Technology, as defined, of Walter M. Smith Enterprises, Inc. d/b/a intelliCADD (intelliCADD). IntelliCADD is a developer of AutoCAD(R)-based AM/FM and Utility Design Software. The total cost of the acquisition, $1,386,000, consisted of $1,000,000 in cash and assumed liabilities and related acquisition costs of approximately $386,000. The Company placed $100,000 of the purchase price into escrow as security for indemnification obligations of intelliCADD relating to representations, warranties and tax matters. The escrow was released in full.

  The acquisition was accounted for under the purchase method, and accordingly, the results of operations of intelliCADD from August 1, 1994 were included in the accompanying consolidated statements of operations. The aggregate cost of the acquisition over historical book value was assigned principally to purchased research

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

and development and product development costs based on their estimated fair values. The Company allocated $530,000 of the purchase price to research and development that had not yet reached technological feasibility and had no alternative future use. These costs were expensed and included in the non-recurring charge in the accompanying consolidated statement of operations in 1994. The portion of the purchase price allocated to product development costs of approximately $622,000 was to be amortized on a straight-line basis over its estimated useful life, not to exceed three years. In June 1995, the Company wrote off the remainder of such capitalized costs and included these amounts as part of the non-recurring charge in the accompanying consolidated statement of operations for 1995 (see Note 4).

 (g) Image Systems Technology, Inc.

  On May 27, 1994, the Company acquired Image Systems Technology, Inc. (Image Systems), a developer and marketer of software for managing and manipulating scanned raster drawings. The Company exchanged 156,361 shares of common stock for all outstanding shares of Image Systems. Outstanding Image Systems options were converted into options to purchase 27,432 shares of the Company's common stock. The Company placed 7,818 shares of common stock into escrow as security for indemnification obligations of Image Systems relating to representations, warranties and tax matters. The escrow agreement expired during 1994, and all escrow shares were released. The merger has been accounted for as a pooling of interests. The Company incurred expenses of approximately $362,000 related to this acquisition, which were expensed and included in the non-recurring charge in the accompanying consolidated statement of operations in 1994.

 (h) Pro Forma Combined Results

  The following table presents selected unaudited consolidated financial information for the Company, IdeaGraphix, ARITEK, Foresight and intelliCADD, assuming the companies had combined at the beginning of 1994 (in thousands).

                                                             1995(1)  1994(1)
                                                             -------- --------
      Pro forma net revenues................................ $ 42,906 $ 35,356
      Pro forma net income..................................    4,358    3,051
      Pro forma net income per common and common equivalent
       share................................................    $ .71    $ .53
      Pro forma weighted average common and common
       equivalent shares....................................    6,161 5,808(2)

(1) Does not reflect the charge for purchased research and development and non-recurring acquisition charges adjusted for the applicable tax rates.

(2) Includes 188,561 shares issued in connection with the 1995 Foresight acquisition, accounted for as an immaterial pooling.

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

(4) NON-RECURRING CHARGES

  The non-recurring charges included in the accompanying consolidated statements of operations consist of the following (in thousands):

                                                          1996    1995   1994
                                                         ------- ------- -----
      Charge for purchased research and development..... $   --  $   491 $ 530
      Charge for revaluation of intangibles.............      --     827    --
      Non-recurring acquisition charges.................   1,400     300   362
      Restructuring charges.............................      --     691    --
                                                         ------- ------- -----
                                                         $ 1,400 $ 2,309 $ 892
                                                         ======= ======= =====

  In the fourth quarter of 1996, the Company expensed $1,400,000 for costs related to the proposed merger as discussed in Note 1. These costs were primarily for professional fees related to the transaction.

  The Company periodically reviews and assesses the realizability of its intangible assets, including product development costs and other intangible assets. In June 1995, amounts allocated to product development costs related to the acquisition of intelliCADD (see Note 3), were adjusted to its realizable value. The amount charged to expense related to this assessment was approximately $466,000 and was included, as a revaluation of intangibles, in the non-recurring charge in the accompanying consolidated statement of operations for the year ended December 31, 1995. The Company determined the value of the remaining intangible assets as realizable based on management's estimates of future discounted cash flow projections. Non-recurring charges in 1995 also include amounts related to the charges for purchased research and development of $360,000 and $131,000 in connection with the acquisitions of IdeaGraphix and ARITEK, respectively.

  In December 1995, the Company assessed the realizability of the remaining purchased product development costs and other intangible assets from its second quarter 1995 and fourth quarter 1994 acquisitions. This assessment resulted in a charge, included, as a revaluation of intangibles, in the fourth quarter non-recurring charge, of approximately $361,000. Also, in connection with the acquisition of SOFT-TECH (see Note 3), the Company incurred approximately $300,000 of merger-related costs.

  In addition, the Company included in the December 1995 non-recurring charges, costs related to the closing of offices in New York, Texas and Belgium of approximately $691,000. The closing of the above offices was due primarily to management's decision to consolidate the selling and marketing, product development, and general and administrative efforts of the prior acquisitions. The prior acquisitions had created several remote offices, many of which duplicated resources. The Belgium office had become a duplication in selling and marketing efforts with the newly acquired SOFT-TECH operations located in Germany, which also had a sales office in the United Kingdom. This portion of the non-recurring charge consists of the following (in thousands):.

      Severance and related benefits.................................... $ 271
       (The reduction in head count affected five individuals from
        Selling and Marketing, 14 from Product Development and two from
        General and Administrative.)
       Lease costs......................................................   230
       Other............................................................   190
                                                                         -----
                                                                         $ 671

  Included in the non-recurring charges in the accompanying consolidated statement of operations for 1994 was the portion of purchase price allocated to research and development that had not yet reached technological feasibility and had no alternate future use, from the August 1, 1994 intelliCADD acquisition, totaling $530,000. In addition, the 1994 non-recurring charges included $362,000 of expenses related to the May 27, 1994 acquisition of Image Systems.

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


(5) INCOME TAXES

  The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences reverse.

 The pro forma tax adjustment in 1994 represents a pro forma tax provision (benefit) for Image Systems (see Note 3). Prior to being acquired by the Company, Image Systems elected to be treated as an S corporation for both federal and state income tax purposes, whereby the stockholders were taxed on their proportionate share of Image Systems' income. Accordingly, Image Systems did not record a tax provision (benefit) in its historical financial statements. The Company has recorded a pro forma tax adjustment in the accompanying consolidated statements of operations, related to the preacquisition income and losses of Image Systems. This adjustment was based on the Company's overall effective rate, applied to the separate income of Image Systems.

  The provision for income taxes consists of the following (in thousands):

                                                        1996    1995    1994
                                                       ------  ------  ------
   Current--
    Federal........................................... $1,133  $2,228  $1,638
    State.............................................    200     412     421
    Foreign...........................................    (14)    --      --
                                                       ------  ------  ------
                                                        1,319   2,640   2,059
                                                       ------  ------  ------
   Deferred--
    Federal...........................................   (806)   (137)   (323)
    State.............................................   (143)    (26)    (92)
                                                       ------  ------  ------
                                                         (949)   (163)   (415)
                                                       ------  ------  ------
                                                       $  370  $2,477  $1,644
                                                       ======  ======  ======

  A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                        1996    1995    1994
                                                       ------  ------  ------
   Statutory tax rate.................................   34.0%   34.0%   34.0%
   State taxes, net of federal benefit................    6.0     6.3     5.3
   Foreign taxes......................................    --      --      --
   Nondeductible loss of SOFT-TECH....................   26.0     2.0     2.0
   Nondeductible merger expenses......................    --      1.8     1.5
   Research and development credits...................    --     (1.6)   (2.4)
   Tax-exempt interest................................  (30.0)   (2.8)   (4.7)
   Nondeductible loss (nontaxable income) of Image
    Systems...........................................    --      --      4.7
   Other nondeductible expenses.......................    2.0     1.2     0.6
                                                       ------  ------  ------
       Effective tax rate.............................   38.0%   40.9%   41.0%
                                                       ======  ======  ======

  The above reconciliation for 1996 has been prepared excluding the $1,400,000 of non-deductible expenses related to the merger.

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


  The components of domestic and foreign income (loss) before provision for income taxes are as follows:

                                                         1996    1995     1994
                                                         -----  -------  ------
   Domestic............................................. $ (17) $ 6,220  $4,110
   Foreign..............................................  (410)    (164)    (97)
                                                         -----  -------  ------
                                                         $(427) $ 6,056  $4,013
                                                         =====  =======  ======

  The sources of deferred income tax asset for the years ended December 31, 1996 and 1995 are as follows (in thousands):

                                                                    1996   1995
                                                                   ------  ----
   Allowance for doubtful accounts................................ $  437  $299
   Accrued returns and allowances.................................    624   282
   Accrued restructuring charges..................................    --    210
   Accrued vacation...............................................    102    85
   Prepaid commissions............................................   (111)  (39)
   Other..........................................................    193   (86)
                                                                   ------  ----
       Total current deferred income taxes........................ $1,245  $751
                                                                   ======  ====
   Accelerated depreciation....................................... $  102  $ 30
   Purchased intangible assets....................................    456   105
   Other..........................................................    --    (32)
                                                                   ------  ----
       Total long-term deferred income taxes...................... $  558  $103
                                                                   ======  ====

  The Company has acquired significant net operating losses in connection with the acquisitions of SOFT-TECH, Foresight Resources Corp. and ASG. As of December 31, 1996, these losses amounted to approximately $5,335,000, of which $4,100,000 expire through 2010, and the remainder do not expire. Utilization of certain of these net operating loss carryforwards is severely limited. Accordingly, the Company has recorded a valuation reserve of approximately 2,027,000 against this deferred tax asset.

(6) MORTGAGE PAYABLE

  In March 1995, the Company's Subsidiary, SOFT-TECH, entered into two agreements with a bank for the mortgage of its building in Germany. The $1,300,000 proceeds from these mortgages was used to purchase a building. This mortgage was retired at the end of June 1996.

(7) EMPLOYEE BENEFIT PLANS

 (a) 401(k) Profit-Sharing Plan

  The Company has a profit-sharing plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to make contributions up to a specified percentage of their compensation. Under the plan, the Company will match 25% of participant's contributions, up to the lower of 16% of the participant's compensation or $500. For the years prior to 1996, this match was a maximum of $250. For the years ended December 31, 1996, 1995 and 1994, the Company's matching contribution was approximately $49,000, $36,000 and $31,000, respectively.

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


 (b) Pension Plan

  As of December 31, 1996, the Company has a defined benefit pension plan to cover one of the two former shareholders of SOFT-TECH. Prior to December 31, 1996, both of the former shareholders had defined benefit plans. During 1996, the Company entered an agreement with one of the former shareholders whereby the Company transferred the related life insurance policy to the stockholder for which he released the Company of its liability. This agreement resulted in an immaterial gain.

  The benefit is based on a projected, unit credit method. The Company funds this liability through the purchase of life insurance. The accrual is intended to provide not only for benefits attributed to service to date, but also for those expected benefits to be earned in the future.

  The following assumption and components were used to develop the net pension expenses for the three years ended December 31, 1996, 1995 and 1994:

                                                    1996      1995     1994
                                                   -------  --------  -------
   Assumptions--
     Discount rate................................    7.00%     7.00%    7.00%
                                                   =======  ========  =======
   Components--
     Service cost of benefits earned during the
      year........................................ $36,000  $ 58,000  $54,000
     Interest cost on projected benefit obliga-
      tion........................................     --     43,000   35,000
                                                   -------  --------  -------
       Net pension expense........................ $36,000  $101,000  $89,000
                                                   =======  ========  =======

  The status of the pension plan at December 31, 1996 is as follows:

                                                       1996     1995     1994
                                                     -------- -------- --------
   Actuarial present value of benefit obligations--
     Accumulated benefit obligation................  $470,000 $608,000 $501,000
                                                     -------- -------- --------
     Projected benefit obligations for services
      rendered to date.............................   470,000  608,000  501,000
   Plan assets at fair value.......................       --       --       --
                                                     -------- -------- --------
     Accrued pension liability (included in accrued
      expenses)....................................  $470,000 $608,000 $501,000
                                                     ======== ======== ========

(8) RELATED PARTY TRANSACTIONS

  Through December 1994, the Company leased its headquarters and principal operations facilities on a month-to-month basis from a partnership (the Partnership), the partners of which were officers and stockholders of the Company. Rent expense paid to the Partnership for the year ended December 31, 1994 was approximately $120,000.

  In December 1994, the Company purchased its headquarters and principal operations facilities from the Partnership for approximately $746,000. The Company believes that the amounts paid represented the fair market value of such transactions, and the terms were at least as favorable to the Company as could have been obtained from an unaffiliated third party. The purchase price of the facilities was based upon an independent, third-party appraisal.

  During 1995 and 1996, the Company contracted with a relative of an officer/stockholder of the Company for the construction of additional facility space which totaled $192,000 and $521,000, respectively. The Company believes the cost of these transactions represents the fair market value of the services performed and the terms were at least as favorable to the Company as could be obtained from an unaffiliated third party.

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


(9) COMMITMENTS

 Lease Agreement

  The Company leases certain additional office space and equipment under operating leases that expire through 2002. Rent expense for the years ended December 31, 1996, 1995 and 1994 was approximately $476,000, $585,000 and
$597,000 respectively. As of December 31, 1996, the Company's future minimum lease payments for the years ended December 31, 1997, 1998, 1999, 2000, 2001 and thereafter, were approximately $189,000, $59,000, $16,000, $14,000,
$14,000 and $13,000, respectively.

(10) STOCKHOLDERS' EQUITY

 (a) Authorization of Common Stock

  In March 1995, the Company's Board of Directors increased the authorized shares of $.01 par value common stock from 10,000,000 shares to 15,000,000 shares. This amendment was approved by the stockholders and became effective in June 1995.

 (b) Dividends

  In 1994, Image Systems paid an additional dividend of approximately $59,000 for the shareholders to meet their tax obligation on the Company's S corporation taxable income for 1993. Image Systems did not declare dividends for the year ended December 31, 1994. SOFT-TECH did not declare a dividend for the years ended December 31, 1996 and 1995 but did declare a dividend of approximately $149,000 in 1994, for income tax purposes.

 (c) Stock Options

  On February 13, 1992, the Board of Directors adopted the 1992 Stock Option Plan (the 1992 Plan). Under the terms of the 1992 Plan, the Company may grant either incentive or nonqualified stock options to purchase shares of common stock to employees, officers and directors. The Company has reserved 200,700 shares of common stock for issuance under the 1992 Plan of which 51,981 were yet to be issued as of December 31, 1996. The options' exercise prices are determined by the Board of Directors; however, the exercise prices of incentive stock options must equal the fair market value of the stock at the date of grant. Each option will be exercisable and will expire according to the terms of the individual option grants, with incentive stock options expiring no later than 10 years from the date of grant.

  In December 1993, the Company adopted the 1993 Equity Incentive Plan (the 1993 Plan). Under the terms of the 1993 Plan, the Company may grant either incentive or nonqualified stock options to purchase common stock and restricted common stock to employees and consultants.

  The Company has reserved 1,100,000 shares for issuance under the 1993 Plan of which 1,039,963 were yet to be issued as of December 31, 1996. The exercise price of options to be granted under the 1993 Plan will be determined by the Board of Directors; however, the exercise price of incentive stock options must equal the fair market value of the stock at the date of grant. Each option will be exercisable and will expire according to the terms of the individual option grant, with each incentive stock option expiring no later than 10 years from date of grant.

  In December 1993, the Company adopted the 1993 Director Stock Option Plan (the Director Plan). Under the terms of the Director Plan, the Company has reserved 50,000 shares for issuance. There were 0 shares issued

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

under this Director Plan as of December 31, 1996. One third of the shares granted under this Director Plan will vest annually on the anniversary of the grant.

  Stock option activity under these plans for the three years ended December 31, 1996 is as follows:

                                                                    WEIGHTED
                                                       WEIGHTED   AVERAGE FAIR
                                                       AVERAGE  VALUE OF OPTIONS
                                             NUMBER    EXERCISE  GRANTED DURING
                                            OF SHARES   PRICE      THE PERIOD
                                            ---------  -------- ----------------
   Outstanding, December 31, 1993..........  408,064     6.39
     Granted...............................   89,518    11.83
     Exercised............................. (157,778)   14.22
     Forfeited/terminated..................  (14,453)    9.21
                                            --------
   Outstanding, December 31, 1994..........  325,351     8.84
     Granted...............................  397,550    17.75        $16.10
     Exercised.............................  (69,405)    7.50
     Forfeited/terminated..................  (69,576)   14.76
                                            --------
   Outstanding, December 31, 1995..........  583,920    14.75
     Granted...............................  610,289    12.24        $11.19
     Exercised.............................  (39,639)   14.52
     Forfeited/terminated.................. (466,847)   16.84
                                            --------
   Outstanding, December 31, 1996..........  687,723    11.41
                                            ========    =====

  The following table summarizes information about stock options outstanding at December 31, 1996:

                                         OPTIONS OUTSTANDING AT 12/31/96
                                ------------------------------------------------------
                                                  WEIGHTED AVERAGE        WEIGHTED
                                   NUMBER            REMAINING        AVERAGE EXERCISE
     RANGE OF EXERCISE PRICES    OUTSTANDING      CONTRACTUAL LIFE         PRICE
     ------------------------   --------------   ------------------   ----------------
       $ 0.16 -  1.80.......              22,236           6.34 years      $ 0.97
         5.25 -  5.57.......               7,227           8.59 years        5.39
         8.50 -  9.50.......             275,625           8.38 years        9.25
        11.75 - 13.25.......             323,785           8.39 years       13.17
        15.25 - 17.38.......              58,850           6.17 years       16.50
                                OPTIONS EXERCISABLE AT 12/31/96
                                -----------------------------------
                                                      WEIGHTED
                                   NUMBER             AVERAGE
     RANGE OF EXERCISE PRICES    EXERCISABLE       EXERCISE PRICE
     ------------------------   --------------   ------------------
       $ 0.16 -  1.80.......              16,744    $            0.86
         5.57 -  9.00.......             109,382                 8.90
        11.75 - 13.25.......             163,866                13.15
        15.25 - 17.38.......              40,100                16.20
   Exercisable at December
    31, 1994...............               98,119    $            7.07
                                  ==============    =================
   Exercisable at December
    31, 1995...............              136,432    $            9.94
                                  ==============    =================
   Exercisable at December
    31, 1996...............              330,092    $           11.49
                                  ==============    =================

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

 Fair Value Disclosures

  In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of operations disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and elect the disclosure-only alternative under SFAS No. 123.

  Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed in FAS 123, the Company's net income and net income per share would have been as follows:

                                                                 1996     1995
                                                                -------  ------
      Net Income (Loss)
        As Reported............................................ $  (797) $3,579
        Pro Forma.............................................. $(2,743) $2,281
      Net Income (Loss) per Share
        As Reported............................................ $ (0.13) $ 0.58
        Pro Forma.............................................. $ (0.53) $ 0.40

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period: dividend yield of 0.0% for both periods; risk-free interest rates of 6.14% to 7.76% for options granted during 1995 and 5.78% to 7.19% for options granted during 1996; and a weighted average expected option term of 8.3 years for both periods.

 (d) Employee Stock Purchase Plan

  In January 1996, the Company adopted the 1996 Softdesk, Inc. Employee Stock Purchase Plan (the Employee Plan). The Employee Plan provides for 250,000 shares of the Company's common stock to be issued in a series of offerings. Except for the initial offering, periods are 12 months in length commencing each January 1 and July 1 and expire when all shares are issued. The initial offering commenced March 1, 1996 and was 10 months in length. The price at which shares are sold in each offering will be 85% of the closing price of the common stock on the first or last day of each offering period, whichever is lower. Participants may have up to 10% of their qualifying compensation deducted and set aside for purchasing shares in each offering under the Employee Plan. The Plan can be terminated by the Board of Directors at any time.

  Per the Agreement described in Note 1, the Board of Directors modified the Plan such that no future increases in payroll deductions for participants of the current offering periods are allowable. In addition, the second offering period which commenced July 1, 1996 and scheduled to expire on June 30, 1997 will end on the earlier of just prior to the merger contemplated by the agreement described in Note 1 or June 30, 1997. All future offering periods were canceled.

 (e) Preferred Stock

  The Board of Directors has been authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue, from time to time, up to 1,000,000 shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers,

                        SOFTDESK, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights, and preemptive rights.

(11) ACCRUED EXPENSES

  Accrued expenses on the accompanying consolidated balance sheets consist of the following (in thousands):

                                                                   1996   1995
                                                                  ------ ------
      Payroll and related items.................................. $  936 $  924
      Pension reserve............................................    422    583
      Accrued acquisition and other costs........................  1,370    665
      Royalties..................................................    108    792
      Dealer commissions.........................................    240    170
      Warranty...................................................    175    191
      Other accrued expenses.....................................    499    954
                                                                  ------ ------
                                                                  $3,750 $4,279
                                                                  ====== ======

(12) GEOGRAPHIC SEGMENT INFORMATION

  The Company conducts its operations in two significant geographic segments, the United States and Europe. Revenues from export sales were $4,905,000, $7,497,000 and $6,130,000 for 1996, 1995 and 1994, respectively, and were related to U.S. operations.

                                          US     EUROPE  ELIMINATIONS  TOTAL
                                        -------  ------  ------------ -------
                   1996
   Sales to unaffiliated customers..... $28,807  $5,694      $--      $34,501
                                        =======  ======      ====     =======
   Income (loss) from operations....... $  (515) $ (345)     $--      $  (860)
                                        =======  ======      ====     =======
   Identifiable assets................. $27,909  $3,437      $--      $31,346
                                        =======  ======      ====     =======
                   1995
   Sales to unaffiliated customers..... $35,608  $6,129      $--      $41,737
                                        =======  ======      ====     =======
   Income (loss) from operations....... $ 5,665  $  (97)     $--      $ 5,568
                                        =======  ======      ====     =======
   Identifiable assets................. $31,860  $3,257      $--      $35,117
                                        =======  ======      ====     =======
                   1994
   Sales to unaffiliated customers..... $24,021  $6,561      $--      $30,582
                                        =======  ======      ====     =======
   Income (loss) from operations....... $ 3,560  $ (111)     $--      $ 3,449
                                        =======  ======      ====     =======
   Identifiable assets................. $27,095  $2,344      $--      $29,439
                                        =======  ======      ====     =======

                        SOFTDESK, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                               DECEMBER 31, 1996


  United States and international sales as a percentage of total revenues are as follows:

                                                                 1996  1995  1994
                                                                 ----  ----  ----
      United States.............................................  69%   68%   58%
      Europe....................................................  21    22    32
      Far East..................................................   4     4     3
      Other.....................................................   4     2     3
      Canada....................................................   2     4     4
                                                                 ---   ---   ---
                                                                 100%  100%  100%
                                                                 ===   ===   ===

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                                 AUTODESK, INC.

                        AUTODESK ACQUISITION CORPORATION

                                      AND

                                 SOFTDESK, INC.

                         DATED AS OF DECEMBER 10, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 ARTICLE I--THE MERGER..................................................  A-4
    1.1  The Merger....................................................   A-4
    1.2  Effective Time; Closing.......................................   A-4
    1.3  Effect of the Merger..........................................   A-5
    1.4  Certificate of Incorporation; Bylaws..........................   A-5
    1.5  Directors and Officers........................................   A-5
    1.6  Effect on Capital Stock.......................................   A-5
    1.7  Surrender of Certificates.....................................   A-6
    1.8  No Further Ownership Rights in East Common Stock..............   A-7
    1.9  Lost, Stolen or Destroyed Certificates........................   A-7
    1.10 Tax and Accounting Consequences...............................   A-8
    1.11 Taking of Necessary Action; Further Action....................   A-8
 ARTICLE II--REPRESENTATIONS AND WARRANTIES OF EAST.....................  A-8
    2.1  Organization of East..........................................   A-8
    2.2  East Capital Structure........................................   A-8
    2.3  Obligations With Respect to Capital Stock.....................   A-9
    2.4  Authority.....................................................   A-9
         Section 203 of the Delaware General Corporation Law Not
    2.5  Applicable....................................................  A-10
    2.6  SEC Filings; East Financial Statements........................  A-10
    2.7  Absence of Certain Changes or Events..........................  A-11
    2.8  Taxes.........................................................  A-12
    2.9  Restrictions on Business Activities...........................  A-13
    2.10 Title to Properties; Absence of Liens and Encumbrances........  A-13
    2.11 Intellectual Property.........................................  A-13
    2.12 Compliance; Permits; Restrictions.............................  A-14
    2.13 Litigation....................................................  A-15
    2.14 Brokers' and Finders' Fees....................................  A-15
    2.15 Employee Benefit Plans........................................  A-15
    2.16 Employees.....................................................  A-17
    2.17 Absence of Liens and Encumbrances; Condition of Equipment.....  A-18
    2.18 Environmental Matters.........................................  A-18
    2.19 Agreements, Contracts and Commitments.........................  A-18
    2.20 Change of Control Payments....................................  A-19
    2.21 Statements; Proxy Statement/Prospectus........................  A-19
    2.22 Board Approval................................................  A-20
    2.23 Fairness Opinion..............................................  A-20
    2.24 Minute Books..................................................  A-20
    2.25 Representations Complete......................................  A-20
 ARTICLE III--REPRESENTATIONS AND WARRANTIES OF WEST AND MERGER SUB..... A-20
    3.1  Organization of West..........................................  A-20
    3.2  West Capital Structure........................................  A-21
    3.3  Authority.....................................................  A-21
    3.4  SEC Filings; West Financial Statements........................  A-22
    3.5  Intellectual Property.........................................  A-22
    3.6  Litigation....................................................  A-23
    3.7  Brokers' and Finders' Fees....................................  A-23
    3.8  Employee Benefit Plans........................................  A-23

                                                                          PAGE
                                                                          ----
    3.9  Statements; Proxy Statement/Prospectus........................   A-23
    3.10 Fairness Opinion..............................................   A-24
    3.11 Interim Operations of Merger Sub..............................   A-24
    3.12 No Material Adverse Effect....................................   A-24
 ARTICLE IV--CONDUCT PRIOR TO THE EFFECTIVE TIME........................  A-24
    4.1  Conduct of Business by East and West..........................   A-24
    4.2  Certain Actions by East.......................................   A-24
 ARTICLE V--ADDITIONAL AGREEMENTS.......................................  A-25
         Proxy Statement/Prospectus; Registration Statement; Other
    5.1  Filings.......................................................   A-25
    5.2  Meeting of East Stockholders..................................   A-26
    5.3  Access to Information; Confidentiality........................   A-26
    5.4  No Solicitation...............................................   A-26
    5.5  Public Disclosure.............................................   A-28
    5.6  Legal Requirements............................................   A-28
    5.7  Third Party Consents..........................................   A-28
    5.8  FIRPTA........................................................   A-28
    5.9  Notification of Certain Matters...............................   A-28
    5.10 Best Efforts and Further Assurances...........................   A-28
    5.11 Stock Options; Employee Stock Purchase Plan...................   A-28
    5.12 Form S-8......................................................   A-29
    5.13 Indemnification and Insurance.................................   A-29
    5.14 Tax-Free Reorganization.......................................   A-29
    5.15 NMS Listing...................................................   A-29
    5.16 East Affiliate Agreement......................................   A-29
 ARTICLE VI--CONDITIONS TO THE MERGER...................................  A-30
    6.1  Conditions to Obligations of Each Party to Effect the Merger..   A-30
    6.2  Additional Conditions to Obligations of East..................   A-30
         Additional Conditions to the Obligations of West and Merger
    6.3  Sub...........................................................   A-31
 ARTICLE VII--TERMINATION, AMENDMENT AND WAIVER.........................  A-31
    7.1  Termination...................................................   A-31
    7.2  Notice of Termination; Effect of Termination..................   A-33
    7.3  Fees and Expenses.............................................   A-33
    7.4  Amendment.....................................................   A-34
    7.5  Extension; Waiver.............................................   A-34
 ARTICLE VIII--GENERAL PROVISIONS.......................................  A-34
    8.1  Non-Survival of Representations and Warranties................   A-34
    8.2  Notices.......................................................   A-34
    8.3  Interpretation; Knowledge.....................................   A-35
    8.4  Counterparts..................................................   A-35
    8.5  Entire Agreement..............................................   A-35
    8.6  Severability..................................................   A-35
    8.7  Other Remedies; Specific Performance..........................   A-35
    8.8  Governing Law.................................................   A-35
    8.9  Rules of Construction.........................................   A-36
    8.10 Assignment....................................................   A-36

                     AGREEMENT AND PLAN OF REORGANIZATION

  This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of December 10, 1996 among Autodesk, Inc., a Delaware corporation ("West"), Autodesk Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of West ("Merger Sub"), and Softdesk, Inc., a Delaware corporation ("East").

                                   RECITALS

  A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("Delaware Law"), West and East will enter into a business combination transaction pursuant to which Merger Sub will merge with and into East (the "Merger").

  B. The Board of Directors of West (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of West and fair to, and in the best interests of, West and its stockholders, and (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

  C. The Board of Directors of East (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of East and fair to, and in the best interests of, East and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has recommended the approval of this Agreement by the stockholders of East.

  D. Concurrently with the execution of this Agreement, and as a condition and inducement to West's willingness to enter into this Agreement, East shall execute and deliver a Stock Option Agreement in favor of West in substantially the form attached hereto as Exhibit A (the "East Stock Option Agreement").

  E. Concurrently with the execution of this Agreement, and as a condition and inducement to West's willingness to enter into this Agreement, the Chief Executive Officer of East and certain other affiliates of East shall enter into a Voting Agreement in substantially the form attached hereto as Exhibit B (the "East Voting Agreements").

  F. West, East and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

  G. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

  Now, Therefore, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                  The Merger

  1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into East, the separate corporate existence of Merger Sub shall cease and East shall continue as the surviving corporation. East as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date"). At the Closing, (a) East shall deliver to West the various certificates and instruments required under Article 6, (b) West and Merger Sub shall deliver to East the various certificates and instruments required under
Article 6, and (c) East and Merger Sub shall file the Certificate of Merger with the Secretary of State of the State of Delaware.

  1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of East and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of East and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  1.4 Certificate of Incorporation; Bylaws.

  (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "East Corporation"

  (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

  1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their successors are duly elected or appointed or qualified.

  1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, East or the holders of any of the following securities:

  (a) Conversion of East Common Stock.

    (i) Each share of Common Stock, par value $.01 per share, of East (the "East Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of East Common Stock to be canceled pursuant to Section 1.6(b) will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive 0.44 (the "Exchange Ratio") shares of Common Stock, par value $.01 per share, of West (the "West Common Stock") upon surrender of the certificate representing such share of East Common Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

    (ii) Notwithstanding the foregoing, if the average closing price per share of the West Common Stock on the Nasdaq National Market over the ten consecutive trading days ending on the trading day immediately preceding the Closing Date (the "West Stock Value") is greater than $28.41 per share (as adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into West Common Stock), recapitalization or other like change without receipt of consideration with respect to West Common Stock occurring on or after the date hereof and prior to the Effective Time (collectively, "a Recapitalization")), the Exchange Ratio shall be equal to .44 multiplied by a fraction the numerator of which shall be $28.41 and the denominator of which shall be the West Stock

  Value; and if the West Stock Value is less than $25.00 per share (as adjusted to reflect fully the effect of any Recapitalization), the Exchange Ratio shall be equal to .44 multiplied by a fraction, the numerator of which shall be $25.00 and the denominator of which shall be the West Stock Value.

    (iii) Further notwithstanding the foregoing, if the West Stock Value (calculated with reference to the scheduled Closing Date) is less than $18.00 per share (as adjusted to reflect fully the effect of any Recapitalization), West shall have the right to terminate this Agreement, provided that such termination shall not be effective if East agrees, within two business days after notice of West's intention to terminate the Agreement pursuant to this Section 1.6(a)(iii), to consummate the transaction at a fixed Exchange Ratio of 0.6111.

  (b) Cancellation of West-Owned Stock. Each share of East Common Stock held in the treasury of East or owned by Merger Sub, West or any direct or indirect wholly owned subsidiary of East or of West immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

  (c) Stock Options. At the Effective Time all options to purchase East Common Stock then outstanding under East's 1992 Stock Option Plan, 1993 Equity Incentive Plan, and 1993 Director Stock Option Plan (collectively, the "East Stock Option Plans") shall be assumed by West in accordance with Section 5.11 hereof.

  (d) Capital Stock of Merger Sub. Each share of Common Stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

  (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into West Common Stock or East Common Stock), recapitalization or other like change without receipt of consideration with respect to West Common Stock or East Common Stock occurring on or after the date hereof and prior to the Effective Time.

  (f) Fractional Shares. No fraction of a share of West Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of East Common Stock who would otherwise be entitled to a fraction of a share of West Common Stock (after aggregating all fractional shares of West Common Stock to be received by such holder) shall receive from West an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of West Common Stock for the ten most recent days that West Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

  1.7 Surrender of Certificates.

  (a) Exchange Agent. West shall select a bank or trust company with assets of not less than $500 million to act as the exchange agent (the "Exchange Agent") in the Merger.

  (b) West to Provide Common Stock. Promptly after the Effective Time, West shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of West Common Stock issuable pursuant to Section
1.6 in exchange for outstanding shares of East Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions that holders of shares of East Common Stock may be entitled pursuant to Section 1.7(d).

  (c) Exchange Procedures. Promptly after the Effective Time, West shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of East Common Stock whose shares were converted into the right to receive shares of West Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section

1.7(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as West may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of West Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by West, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of West Common Stock, payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence the ownership of the number of full shares of West Common Stock into which such shares of East Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

  (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to West Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of West Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder thereof certificates representing whole shares of West Common Stock issued in exchange therefor, without interest, along with the amount of dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of West Common Stock.

  (e) Transfers of Ownership. If any certificate for shares of West Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to West or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of West Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of West or any agent designated by it that such tax has been paid or is not payable.

  (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, West, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of West Common Stock or East Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.8 No Further Ownership Rights in East Common Stock. All shares of West Common Stock issued upon the surrender for exchange of shares of East Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of East Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of East Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

  1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of West Common Stock, cash for fractional shares, if any, as may be required pursuant to
Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that West may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against West or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  1.10 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of
Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations. It is also intended by the parties hereto that the Merger shall be treated as a "pooling" for accounting purposes, although neither party shall have the right to terminate this Agreement or decline to close if such accounting treatment is not available.

  1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of East and Merger Sub, the officers and directors of East and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

                                  ARTICLE II

                    Representations and Warranties of East

  East represents and warrants to West and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure schedules supplied by East to West (the "East Schedules"), as follows:

  2.1 Organization of East. East and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed by East to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined below) on East. East has delivered to West a true and complete list of all of East's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and East's equity interest therein. East has delivered or made available a true and correct copy of the Certificate of Incorporation and Bylaws of East and similar governing instruments of its material subsidiaries, each as amended to date, to counsel for West. When used in connection with East, the term "Material Adverse Effect" means, for purposes of this Agreement, any change, event or effect that is, or that would reasonably be expected to be, materially adverse to the business, assets (including intangible assets), financial condition or results of operations of East and its subsidiaries taken as a whole.

  2.2 East Capital Structure. The authorized capital stock of East consists of 15,000,000 shares of Common Stock, par value $0.01 per share, of which there were 6,005,502 shares issued and outstanding as of December 6, 1996 and 1,000,000 shares of Preferred Stock, par value $0.01 per share, of which 20,000 shares have been designated as Series A Junior Participating Preferred Stock, and no shares are issued or outstanding. All outstanding shares of East Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of East or any agreement or document to which East is a party or by which it is bound. As of December 6, 1996, East had reserved an aggregate of 1,150,033 shares of Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the East Stock Option Plans, under which options are outstanding for an aggregate of 695,783 shares. All shares of East Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The East Schedules list each outstanding option to acquire shares of the Common Stock of East as of the date hereof, the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the number of shares as to which such option will have vested at such date and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicate the extent of acceleration, if any. As of September 30, 1996, there were 79 participants in the East Employee Stock Purchase Plan.

  2.3 Obligations With Respect to Capital Stock. Except as set forth in
Section 2.2 or Schedule 2.3, there are no equity securities of any class of East, or any securities exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except for securities East owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of East, or any security exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2 or Schedule 2.3, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements of any character to which East or any of its subsidiaries is a party or by which it is bound obligating East or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of East or any of its subsidiaries or obligating East or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. Except as set forth on
Schedule 2.3, there are no registration rights and, to the knowledge of East, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of East or with respect to any equity security of any class of any of its subsidiaries.

  2.4 Authority.

  (a) East has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of East, subject only to the adoption of this Agreement by East's stockholders and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of at least a majority of the outstanding shares of the East Common Stock is required for East's stockholders to adopt this Agreement. This Agreement has been duly executed and delivered by East and, assuming the due authorization, execution and delivery by West and, if applicable, Merger Sub, constitutes the valid and binding obligations of East, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by East does not, and the performance of this Agreement by East will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of East or the equivalent organizational documents of any of its subsidiaries,
(ii) subject to obtaining the adoption by East's stockholders of this Agreement as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to East or any of its subsidiaries or by which its or any of their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair East's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of East or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which East or any of its subsidiaries is a party or by which East or any of its subsidiaries or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on East. The East Schedules list all material consents, waivers and approvals under any of East's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, except for those the absence of which would not have a Material Adverse Effect.

  (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality ("Governmental Entity") is required by or with respect to East in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of a Form

S-4 Registration Statement (the "Registration Statement") with the Securities and Exchange Commission ("SEC") in accordance with the Securities Act of 1933, as amended (the "Securities Act"), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement (as defined in Section 2.21) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"),
(iv) the filing of a Current Report on Form 8-K with the SEC, (v) the filing with the United States Department of Justice and the Federal Trade Commission of such forms as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (vi) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on East or West or have a material adverse effect on the ability of the parties to consummate the Merger.

  2.5 Section 203 of the Delaware General Corporation Law Not Applicable. The board of directors of East has taken all actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

  2.6 SEC Filings; East Financial Statements.

  (a) East has filed all forms, reports and documents required to be filed with the SEC since February 11, 1994, and has made available to West such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that East may file subsequent to the date hereof until the Closing) are referred to herein as the "East SEC Reports." As of their respective dates, the East SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such East SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of East's subsidiaries is required to file any forms, reports or other documents with the SEC.

  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in East SEC Reports (the "East Financials"), including any East SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated financial position of East and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of East, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of East contained in East's SEC Reports as of September 30, 1996 is hereinafter referred to as the "East Balance Sheet." Except as disclosed in the East Financials or obligations under this Agreement or the East Stock Option Agreement, neither East nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of East and its subsidiaries taken as a whole, except liabilities (i) provided for in the East Balance Sheet, or (ii) incurred since the date of the East Balance Sheet in the ordinary course of business consistent with past practices.

  (c) East has heretofore furnished to West a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by East with the SEC pursuant to the Securities Act or the Exchange Act.

  2.7 Absence of Certain Changes or Events. Except as set forth in Schedule 2.7, since September 30, 1996, there has not been, occurred or arisen any:

  (a) transaction by East except in the ordinary course of business as conducted on the date of the East Balance Sheet and consistent with past practices;

  (b) amendments or changes to the Certificate of Incorporation or Bylaws of East;

  (c) individual capital expenditure or commitment, or series of related capital expenditure or commitments, by East outside the ordinary course of business or exceeding $100,000;

  (d) destruction of, damage to or loss of any material assets of East (whether or not covered by insurance);

  (e) significant adverse change in a material customer relationship;

  (f) labor trouble or claim of wrongful discharge (except for such claims as would not reasonably be expected to result in potential damages greater than $50,000) or other unlawful labor practice or action that would have a Material Adverse Effect;

  (g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by East;

  (h) revaluation by East of any of its assets;

  (i) declaration, setting aside or payment of a dividend or other distribution with respect to the capital stock of East, or any direct or indirect redemption, purchase or other acquisition by East of any of its capital stock;

  (j) increase in the salary or other compensation payable or to become payable to any of its officers, directors, employees or advisors, or the declaration, payment or commitment or obligation of any kind for the payment of a bonus or other additional salary or compensation to any such person except as disclosed in the East Schedules or otherwise contemplated by this Agreement and except for increases, payments or commitments in the ordinary course of business and consistent with past practices (provided that a current compensation schedule for all such persons is set forth in Schedule 2.7(j));

  (k) sale, lease, license or other disposition of any of the assets or properties of East, except in each case other than licenses under existing agreements disclosed in the East Disclosure Schedules, non-exclusive object code domestic reseller licenses and object code licenses granted to end-users, each in the ordinary course of business;

  (l) amendment or termination of any material contract, agreement or license to which East is a party or by which it is bound;

  (m) loan by East to any person or entity, incurring by East of any indebtedness, guaranteeing by East of any indebtedness, issuance or sale of any debt securities of East or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practices;

  (n) waiver or release of any material right or claim of East, including any write-off or other compromise of any account receivable of East other than in the ordinary course of business and consistent with past practices;

  (o) commencement or notice or threat of commencement of any lawsuit or proceeding against or governmental investigation of East or its affairs;

  (p) notice of any claim of ownership by a third party of East's Intellectual Property Rights (as defined in Section 2.11 below) or of infringement by East of any third party's intellectual property rights;

  (q) issuance or sale by East of any of its shares of capital stock, or securities exchangeable, convertible or exercisable therefor, or of any other of its securities except for option grants disclosed in Schedule 2.2 and issuances of capital stock upon exercises of options granted prior to the date hereof;

  (r) change in pricing or royalties set or charged by East to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to East other than in the ordinary course of business and consistent with past practices; or

  (s) commitment, understanding or agreement by East or any officer or employees thereof to do any of the things described in the preceding clauses
(a) through (q) (other than this Agreement).

  2.8 Taxes.

  (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or, collectively, "Taxes", means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities in the nature of a tax including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

  (b) Tax Returns and Audits. Except as set forth in Schedule 2.8:

    (i) East as of the Effective Time will have prepared and filed all required federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to any and all Taxes concerning or attributable to East or its operations and such Returns are (except to the extent that an adequate reserve has been established on the East Balance Sheet) true and correct in all material respects and have been completed in accordance with applicable law.

    (ii) East as of the Effective Time: (A) will have paid or accrued all Taxes it is required to pay, (B) will not have any liabilities for Taxes that exceed the amount of liabilities accrued or reserved against on the East Balance Sheet or attributable to the conduct of East's business in the ordinary course of business for the period after September 30, 1996 and (C) will have withheld and paid (or will pay at the time required) with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

    (iii) East is not delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against East, nor has East executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

    (iv) No audit or other examination of any Return of East is to the knowledge of East currently in progress, nor has East been notified of any request for such an audit or other examination.

    (v) East did not have, as of September 30, 1996, any liabilities, whether asserted or unasserted, contingent or otherwise, for unpaid federal, state, local and foreign Taxes which have not been accrued or reserved against in accordance with GAAP on the East Balance Sheet, and East has not incurred any such liabilities since such date except in the ordinary course of business and consistent with past practices. East has no knowledge of any basis for the assertion of any such unreserved liability attributable to East, its assets or operations.

    (vi) East has made available to West copies of all federal and state income and all state sales and use Tax Returns for all periods since the date of East's incorporation.

    (vii) There are (and as of immediately following the Effective Date there will be) no liens, pledges, charges, claims, security interests or other encumbrances of any sort ("Liens") on the assets of East relating to or attributable to Taxes, except for Liens for Taxes not yet due and payable.

    (viii) East has received no written or oral notice of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on the assets of East.

    (ix) None of East's assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

    (x) As of the Effective Time, there will not be any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of East that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code or the limitations in Sections 162 of the Code.

    (xi) East has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by East.

    (xii) East is not a party to a tax sharing or allocation agreement nor does East owe any amount under any such agreement.

    (xiii) East is not, and has not been at any time during the period specified in Section 897(c)(1)(A)(ii) of the Code, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

  (c) Tax Reserves. The amount of East's liability for unpaid Taxes for all periods ending on or before the date of this Agreement does not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) solely with respect to East as of the date of this Agreement, and the amount of East's liability for unpaid Taxes for all periods ending on or before the Closing Date will not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) as such accruals are reflected on the balance sheet of East as of the Closing Date.

  2.9 Restrictions on Business Activities. There is no agreement (noncompete or otherwise), commitment, judgment, injunction, order or decree to which East is a party or, to the knowledge of East, otherwise binding upon East, which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of East, any acquisition of property (tangible or intangible) by East or the conduct of business by East. Without limiting the foregoing, East has not entered into any agreement under which East is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market.

  2.10 Title to Properties; Absence of Liens and Encumbrances.

  (a) Schedule 2.10 lists the real property owned by East. Schedule 2.10(a) lists all real property leases to which East is a party and each amendment thereto. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim in an amount greater than $100,000.

  (b) East has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens (as defined in Section 2.8(b)(vii)), except as reflected in East Financials or in Schedule 2.10(b) and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

  2.11 Intellectual Property.

  (a) East owns, or is licensed or otherwise possesses legally enforceable rights to use, sufficient patents, trademarks, trade names, service marks, copyrights, and any applications therefor, schematics, technology, know-how, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material that are required for the conduct of business of East as currently conducted or as proposed by East to be conducted (the "East Intellectual Property Rights").

  (b) Schedule 2.11(a) sets forth a complete list of all patents, registered copyrights, registered trademarks and any applications therefor, included in East Intellectual Property Rights, and specifies, where applicable, the jurisdictions in which each such East Intellectual Property Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. Schedule 2.11(b) sets forth a complete list of all material licenses, sublicenses and other agreements to which East is a party and pursuant to which East or any other person is authorized to use any East Intellectual Property Right (excluding object code licenses granted to end-users in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same ("End-User Licenses")) or trade secret of East. The execution and delivery of this Agreement by East, and the consummation of the transactions contemplated hereby, will neither cause East to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement. Except as set forth in Schedules 2.11(a) or 2.11(b), East (i) is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any liens or encumbrances), East Intellectual Property Rights, or (ii) is a licensee of the East Intellectual Property Rights under valid and binding license agreements listed in Schedule 2.11(b).

  (c) No claims with respect to East Intellectual Property Rights have been asserted or are, to East's knowledge after reasonable inquiry under the circumstances, threatened by any person, nor to East's knowledge after reasonable inquiry under the circumstances, are there any valid grounds for any claims, (i) to the effect that the manufacture, sale, licensing or use of any of the products of East infringes on any copyright, patent issued at least 60 days prior to the date hereof, trademark, service mark, trade secret or other proprietary right, (ii) against the use by East of any trademarks, service marks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in East's business as currently conducted or as currently proposed to be conducted by East, or (iii) challenging the ownership by East, validity or effectiveness of any of East Intellectual Property Rights. To East's knowledge after reasonable inquiry, all registered copyrights held by East are valid and subsisting. To East's knowledge after reasonable inquiry, East has not infringed, and the business of East as currently conducted or as currently proposed by East to be conducted does not infringe, any copyright, patent issued at least 60 days prior to the date hereof, trade secret or other proprietary right of any third party. To East's knowledge after reasonable inquiry, there is no material unauthorized use, infringement or misappropriation of any of East Intellectual Property Rights by any third party, including any employee or former employee of East. To the knowledge of East after reasonable inquiry, no East Intellectual Property Right or product of East or any of its subsidiaries is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by East. Each employee, consultant or contractor of East has executed a proprietary information and confidentiality agreement substantially in East's standard forms. All software included in East Intellectual Property Rights (i) has been either created by employees of East on a work-for-hire basis or by consultants or contractors who have created such software themselves and have assigned all rights they may have had in such software to East or (ii) is licensed by East pursuant to agreements listed in Schedule 2.11(b).

  2.12 Compliance; Permits; Restrictions.

  (a) Neither East nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to East or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which East or any of its subsidiaries is a party or by which East or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not have a Material Adverse Effect on East. No investigation or review by any Governmental Entity is pending or threatened in writing against East or its subsidiaries, nor to the knowledge of East has any Governmental Entity indicated an intention to conduct the same.

  (b) East and its subsidiaries hold all consents, permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of East and its subsidiaries taken as a whole (collectively, the "East Permits"). East and its subsidiaries are in compliance with the terms of East Permits, except where the failure to so comply would not have a Material Adverse Effect on East.

  2.13 Litigation. Except as set forth in Schedule 2.13, there is no action, suit or proceeding of any nature pending or to East's knowledge threatened (nor is East aware of any reasonable basis therefor) against East, its properties or any of its officers or directors, in their respective capacities as such (i) involving East Intellectual Property Rights or in which injunctive or other equitable relief or damages in excess of $100,000 are requested against East or which could otherwise result in a Material Adverse Effect on East or (ii) which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement. Except as set forth in Schedule 2.13, to East's knowledge, there is no investigation pending or threatened against East, its properties or any of its officers or directors by or before any Governmental Entity. Schedule 2.13 sets forth, with respect to any pending or threatened action, suit, proceeding or investigation, the forum, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedy requested. To the knowledge of East, no Governmental Entity has at any time challenged or questioned in writing the legal right of East to manufacture, offer or sell any of its products in the present manner or style thereof.

  2.14 Brokers' and Finders' Fees. Except for fees payable to Wessels, Arnold & Henderson disclosed to West, East has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  2.15 Employee Benefit Plans.

  (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.15(a)(i) below (which definition shall apply only to this Section 2.15), for purposes of this Agreement, the following terms shall have the meanings set forth below:

    (i) "Affiliate" shall mean any other person or entity under common control with East within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

    (ii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

    (iii) "East Employee Plan" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded and whether or not legally binding, including without limitation, each "employee benefit plan", within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by East or any Affiliate for the benefit of any "Employee" (as defined below), and pursuant to which East or any Affiliate has or may have any material liability contingent or otherwise;

    (iv) "Employee" shall mean any current, former, or retired employee, officer, or director of East or any Affiliate;

    (v) "Employee Agreement" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between East or any Affiliate and any Employee or consultant;

    (vi) "IRS" shall mean the Internal Revenue Service;

    (vii) "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan", as defined in Section 3(37) of ERISA; and

    (viii) "Pension Plan" shall refer to each East Employee Plan which is an "employee pension benefit plan", within the meaning of Section 3(2) of ERISA.

  (b) Schedule. Schedule 2.15(b) contains an accurate and complete list of each East Employee Plan and each Employee Agreement. Except as may be set forth on Schedule 215(b), East does not have any plan or commitment, whether legally binding or not, to establish any new East Employee Plan or Employee Agreement, to modify any East Employee Plan or Employee Agreement (except to the extent required by law or to conform any such East Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to West in writing, or as required by this Agreement), or to enter into any East Employee Plan or Employee Agreement.

  (c) Documents. East has provided or made available to West (i) correct and complete copies of all East Employee Plans and each Employee Agreement including all amendments thereto; (ii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each East Employee Plan or related trust; (iii) with respect to any East Employee Plan that is funded, the most recent annual and periodic accounting of East Employee Plan assets; (iv) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each East Employee Plan; (v) all IRS determination letters and rulings relating to East Employee Plans and copies of all applications and correspondence to or from the IRS or the Department of Labor ("DOL") with respect to any East Employee Plan; (vi) all communications material to any Employee or Employees relating to any East Employee Plan and any proposed East Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to East; and (vii) all registration statements and prospectuses prepared in connection with each East Employee Plan.

  (d) Employee Plan Compliance. Except as set forth on Schedule 2.15(d), (i) East has performed in all material respects all obligations required to be performed by it under each East Employee Plan, and each East Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) no "prohibited transaction", within the meaning of Section 4975 of the Code or
Section 406 of ERISA, has occurred with respect to any East Employee Plan for which no exemption exists under Section 4975(c) or (d) of the Code or Section 408 of ERISA which would have a Material Adverse Effect on East; (iii) there are no actions, suits or claims pending, or, to the knowledge of East, threatened or anticipated (other than routine claims for benefits or actions seeking qualified domestic relations orders) against any East Employee Plan or against the assets of any East Employee Plan; and (iv) each East Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to East, Parent or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (v) there are no inquiries or proceedings pending or, to the knowledge of East or any affiliates, threatened by the IRS or DOL with respect to any East Employee Plan; and (vi) neither East nor any Affiliate is subject to any material penalty or tax with respect to any East Employee Plan under Section 406(i) of ERISA or Section 4975 through 4980 of the Code; and
(vii) all contributions, premiums or other payments due from East or its Affiliates with respect to any East Employee Plan have been fully paid or adequately provided for on East's audited financial statements.

  (e) Pension Plans. East does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code; and, each Pension Plan and each related trust agreement, annuity, contract or other funding instrument (i) is qualified under the provisions of Sections 401(a) and 501(a) of the Code,
(ii) qualified during the period from its adoption to date, (iii) has received a favorable determination from the IRS covering the provisions of the Tax Reform Act of 1986 stating that such Pension Plan is so qualified, and (iv) nothing has occurred since the date of such determination letter that could reasonably be expected to affect the qualified status of such pension plan.

  (f) Multiemployer Plans. At no time has East contributed to or been required to contribute to any Multiemployer Plan.

  (g) No Post-Employment Obligations. Except as set forth in Schedule 2.15(g), no East Employee Plan provides, or has any liability to provide, life insurance, medical or other employee benefits to any Employee upon his or her retirement or termination of employment for any reason, except for benefits accrued through the date of termination and as may be required by statute, and East has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

  (h) Effect of Transaction.

    (i) Except as set forth on Schedule 2.15(h)(i), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any East Employee Plan, Employee Agreement, trust or loan that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

    (ii) Except as set forth on Schedule 2.15(h)(ii), no payment or benefit which will be made by East or Parent or any of their respective affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment", within the meaning of Section 280G(b)(1) of the Code.

  (i) Employment Matters. East (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees;
(ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

  (j) Labor. No work stoppage or labor strike against East is pending or, to the best knowledge of East, threatened. Except as set forth in Schedule 2.15(j), East is not involved in or, to the knowledge of East, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on East. Neither East nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act which would, individually or in the aggregate, directly or indirectly have a Material Adverse Effect on East. Except as set forth in
Schedule 2.15(j), East is not presently, nor has it been in the past, a party to, or bound by, (1) any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by East or (2) any statutory works council or other agreement, statute, rule or regulation which mandates employee approval, participation, consultation or consent with regard to the transactions contemplated hereby.

  2.16 Employees. To East's knowledge after reasonable inquiry, no employee of East (i) is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by East because of the nature of the business conducted or presently proposed to be conducted by East or to the use of trade secrets or proprietary information of others and (ii) has given notice to East, nor is East otherwise aware, that any employee intends to terminate his or her employment with East except for terminations of a nature and number that are consistent with East's prior experience.

  2.17 Absence of Liens and Encumbrances; Condition of Equipment. East and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the East Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not have a Material Adverse Effect on East.

  2.18 Environmental Matters.

  (a) Hazardous Material. No underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a "Hazardous Material"), but excluding office and janitorial supplies, are present, as a result of the deliberate actions of East or any of its subsidiaries, or, to the knowledge of East, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that East or any of its subsidiaries has at any time owned, operated, occupied or leased.

  (b) Hazardous Materials Activities. Neither East nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has East or any of its subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

  (c) Permits. East and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "East Environmental Permits") necessary for the conduct of East's and its subsidiaries' Hazardous Material Activities and other businesses of East and its subsidiaries as such activities and businesses are currently being conducted, except where the failure to so hold would not have a Material Adverse Effect on East.

  (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to East's knowledge, threatened concerning any East Environmental Permit, Hazardous Material in, on or under any property owned or leased by East or any Hazardous Materials Activity of East or any of its subsidiaries. East is not aware of any fact or circumstance which could involve East or any of its subsidiaries in any environmental litigation or impose upon East or any of its subsidiaries any material environmental liability.

  2.19 Agreements, Contracts and Commitments. Except as set forth in the East Schedules, neither East nor any of its subsidiaries is a party to or is bound by:

  (a) any collective bargaining agreements;

  (b) any agreements or arrangements that contain any severance pay or post-employment liabilities or obligations;

  (c) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

  (d) any employment or consulting agreement, contract or commitment with any employee, not terminable by East or any of its subsidiaries on thirty days notice without liability;

  (e) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

  (f) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between East or any of its subsidiaries and any of its officers or directors;

  (g) any agreement, contract or commitment containing any covenant limiting the freedom of East or any of its subsidiaries to engage in any line of business or compete with any person;

  (h) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $100,000 and not cancelable without penalty;

  (i) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise (other than East's wholly-owned subsidiaries);

  (j) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

  (k) any joint marketing or development agreement or distribution agreement (excluding agreements with resellers, value added resellers or independent software vendors entered into in the ordinary course of business that do not permit such resellers or vendors to modify East's or any of its subsidiaries' software products); or

  (l) any other agreement, contract or commitment (excluding real and personal property leases) which require payment by East or any of its subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate and is not cancelable without penalty within thirty (30) days.

  Neither East nor any of its subsidiaries, nor to East's knowledge any other party to an East Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which East is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, an "East Contract") in such a manner as would permit any other party to cancel or terminate any such East Contract, or would permit any other party to seek damages, which would have a Material Adverse Effect on East.

  2.20 Change of Control Payments. The East Schedules set forth each plan or agreement pursuant to which all material amounts may become payable (whether currently or in the future) to current or former officers and directors of East as a result of or in connection with the Merger.

  2.21 Statements; Proxy Statement/Prospectus. The information supplied by East for inclusion in the Registration Statement (as defined in Section 2.4(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by East for inclusion in the proxy statement/prospectus to be sent to the stockholders of East in connection with the meeting of East's stockholders to consider the adoption of this Agreement and approval of the Merger (the "East Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to East's stockholders and at the time of the East Stockholders'

Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier written communication with respect to the solicitation of proxies for the East Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to East or any of its affiliates, officers or directors should be discovered by East which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, East shall promptly inform West. Notwithstanding the foregoing, East makes no representation or warranty with respect to any information supplied by West or Merger Sub which is contained in any of the foregoing documents.

  2.22 Board Approval. The Board of Directors of East has, as of the date of this Agreement, determined unanimously (i) that the Merger is fair to, and in the best interests of East and its stockholders, and (ii) to recommend that the stockholders of East approve this Agreement.

  2.23 Fairness Opinion. East has received an opinion from Wessels, Arnold & Henderson, L.L.C., dated as of the date hereof, to the effect that as of the date hereof, the consideration to be received by East's stockholders in the Merger is fair from a financial point of view and will deliver to West a copy of such written opinion.

  2.24 Minute Books. The minute books of East made available to counsel for West are the only minute books of East and contain a reasonably accurate summary, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of East.

  2.25 Representations Complete. None of the representations or warranties made by East (as modified by East Schedules), nor any statement made in any schedule or certificate furnished by East pursuant to this Agreement, or made in documents mailed or delivered to the stockholders of East in connection with soliciting their adoption of this Agreement and approval of the Merger (to the extent that such documents were prepared by or include information provided by East), contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III

             Representations and Warranties of West and Merger Sub

  West and Merger Sub represent and warrant to East, subject to the exceptions specifically disclosed in the disclosure schedule supplied by West to East (the "West Schedules"), as follows:

  3.1 Organization of West. West and each of its material subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined below) on West. West has delivered or made available a true and correct copy of the Certificate of Incorporation and Bylaws of West, each as amended to date, to counsel for East. When used in connection with West, the term "Material Adverse Effect" means, for purposes of this Agreement, any change, event or effect that is, or that would reasonably be expected to be, materially adverse to the business, assets (including intangible assets), financial condition or results of operations of West and its subsidiaries taken as a whole.

  3.2 West Capital Structure. The authorized capital stock of West consists of 100,000,000 shares of Common Stock, par value $0.01 per share, of which there were 44,823,749 shares issued and outstanding as of October 31, 1996 and 2,000,000 shares of Preferred Stock, par value $0.01 per share, of which 100,000 shares have been designated Series A Participating Preferred Stock, and no shares of Preferred Stock are issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, all of which, as of the date hereof, are issued and outstanding and are held by West. All outstanding shares of the Common Stock of West are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of West or any agreement or document to which West is a party or by which it is bound. As of October 31, 1996, West had reserved an aggregate of 2,888,549 shares of Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to West's 1996 Stock Plan, Nonqualified Stock Option Plan, 1996 Teleos Research Option Plan, 1987 Stock Option Plan and 1990 Directors' Option Plan (collectively, the "West Stock Option Plans"), under which options are outstanding for 12,465,929 shares. All shares of the Common Stock of West subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. All of the shares of West Common Stock to be issued in the Merger will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid and nonassessable.

  3.3 Authority.

  (a) Each of West and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. West has all requisite corporate power and authority to enter into the West Stock Option Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the West Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of West and, in the case of this Agreement, Merger Sub, subject only to the filing and recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by each of West and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by East, this Agreement constitutes the valid and binding obligations of each of West and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by each of West and Merger Sub do not, and the performance of this Agreement by each of West and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of West or the Certificate of Incorporation or Bylaws of Merger Sub, (ii) subject to compliance with the requirements set forth in Section 3.3(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to West or any of its material subsidiaries (including Merger Sub) or by which its or any of their respective properties is bound or affected, or
(iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair West's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of West or any of its material subsidiaries (including Merger Sub) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which West or any of its material subsidiaries (including Merger
Sub) is a party or by which West or any of its material subsidiaries (including Merger Sub) or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on West. The West Schedules list all material consents, waivers and approvals under any of West's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, except for those the absence of which would not have a Material Adverse Effect.

  (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to West or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) the filing of a Current Report on Form 8-K with the SEC, (v) the filing with the United States Department of Justice and the Federal Trade Commission of such forms as may be required by the HSR Act, (vi) the listing of the West Common Stock on the Nasdaq Stock Market, (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country and (viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on West or have a material adverse effect on the ability of West to consummate the Merger.

  3.4 SEC Filings; West Financial Statements.

  (a) West has filed all forms, reports and documents required to be filed with the SEC since February 1, 1995, and has made available to East such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that West may file subsequent to the date hereof until the Closing) are referred to herein as the "West SEC Reports." As of their respective dates, the West SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such West SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of West's subsidiaries is required to file any forms, reports or other documents with the SEC.

  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in West SEC Reports (the "West Financials"), including any West SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated financial position of West and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of West contained in West SEC Reports as of July 31, 1996 is hereinafter referred to as the "West Balance Sheet." Except as disclosed in the West Financials or obligations under this Agreement, neither West nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of West and its subsidiaries taken as a whole, except liabilities (i) provided for in the West Balance Sheet, or (ii) incurred since the date of the West Balance Sheet in the ordinary course of business consistent with past practices.

  (c) West has heretofore furnished to East a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by West with the SEC pursuant to the Securities Act or the Exchange Act.

  3.5 Intellectual Property.

  (a) West and its subsidiaries own, or have the right to use, sell or license sufficient intellectual property necessary or required for the conduct of their respective businesses as presently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "West IP Rights"), except for any failure to own or have the right to use, sell or license that would not have a Material Adverse Effect on West.

  (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any West IP Rights (the "West IP Rights Agreements"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any West IP Rights or impair the right of West and its subsidiaries to use, sell or license any West IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not individually or in the aggregate, result in a Material Adverse Effect on West.

  (c) (i) Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by West or any of its subsidiaries violates any license or agreement between West or any of its subsidiaries and any third party or infringes any intellectual property right of any other party; and (ii) there is no pending or, to the knowledge of West, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any West IP Rights, nor has West received any written notice asserting that any West IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, except, with respect to clauses (i) and
(ii), for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on West.

  (d) West has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all West IP Rights.

  3.6 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which West or any of its subsidiaries has received any notice of assertion nor, to West's knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against West or any of its subsidiaries which would have a Material Adverse Effect on West, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

  3.7 Brokers' and Finders' Fees. Except for fees payable to Goldman, Sachs & Co. pursuant to an engagement letter dated November 21, 1996 a copy of which has been provided to East, West has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  3.8 Employee Benefit Plans. Each material employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan" as defined in Section 3(3) of ERISA) maintained or contributed to by West or any trade or business which is under common control with West within the meaning of Section 414 of the Code (the "West Employee Plans"), which is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the IRS covering the provisions of the Tax Reform Act of 1986, stating that such West Employee Plan is so qualified, and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan. Each West Employee Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law. Neither West nor any ERISA Affiliate of West has incurred or is reasonably expected to incur any material liability under Title IV of ERISA in connection with any West Employee Plan.

  3.9 Statements; Proxy Statement/Prospectus. The information supplied by West for inclusion in the Registration Statement (as defined in Section 2.4(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by West for inclusion in the Proxy Statement to be sent to the stockholders of East in connection with the East Stockholders' Meeting shall not, on the date the Proxy Statement is first mailed to East's stockholders, and at the time of the East Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier written communication with respect to the solicitation of proxies for the East Stockholders' Meeting which has become false or misleading.

The Registration Statement will comply as to form in all material respects with applicable provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to West or any of its affiliates, officers or directors should be discovered by West which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, West shall promptly inform East. Notwithstanding the foregoing, West makes no representation or warranty with respect to any information supplied by East which is contained in any of the foregoing documents.

  3.10 Fairness Opinion. West has received a written opinion from Goldman, Sachs & Co. dated as of the date hereof, to the effect that as of the date hereof, the Merger is fair to West's stockholders from a financial point of view and has delivered to East a copy of such opinion.

  3.11 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

  3.12 No Material Adverse Effect. Since July 31, 1996, there has not occurred any Material Adverse Effect on West.

                                  ARTICLE IV

                      Conduct Prior to the Effective Time

  4.1 Conduct of Business by East and West. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, East (which for the purposes of this Article 4 shall include East and each of its subsidiaries) and West (which for the purposes of this Article 4 shall include West and each of its material subsidiaries) agree, except (i) in the case of East as provided in Article 4 of the East Schedules and in the case of West as provided in Article 4 of the West Schedules, (ii) as otherwise contemplated by this Agreement, or (iii) to the extent that the other party shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

  4.2 Certain Actions by East. In addition notwithstanding Section 4.1 above, without the prior written consent of West, East shall not do any of the following, nor shall East permit its subsidiaries to do any of the following:

  (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

  (b) Enter into any material partnership arrangements, joint development agreements or strategic alliances, agreements to create standards or agreements with "Standards" bodies;

  (c) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other, or adopt any new severance plan;

  (d) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the East Intellectual Property Rights, or enter into grants to future patent rights, in each case other than licenses under existing agreements disclosed in the East Disclosure Schedules, non-exclusive object code domestic reseller licenses and object code licenses granted to end-users, each in the ordinary course of business;

  (e) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

  (f) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan;

  (g) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than
(i) the issuance of shares of East Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, and (ii) shares of East Common Stock issuable to participants in the East Employee Stock Purchase Plan consistent with the terms thereof;

  (h) Cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries);

  (i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances;

  (j) Sell, lease, license (except as permitted by Section 4.2(d)), encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of East;

  (k) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of East or guarantee any debt securities of others;

  (l) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees;

  (m) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

  (n) Make any grant of exclusive rights to any third party; or

  (o) Agree in writing or otherwise to take any of the actions described in
Article 4(a) through (n) above.

                                   ARTICLE V

                             Additional Agreements

  5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings. As promptly as practicable after the execution of this Agreement, East will prepare, and file with the SEC, the Proxy Statement and West will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of East and West will respond to any comments of the SEC and will use its best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

East will cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time. As promptly as practicable after the date of this Agreement, East and West will prepare and file any other filings required under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each party will notify the other party promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filing. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, East or West, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of East, such amendment or supplement. The Proxy Statement will also include the recommendations of the Board of Directors of East in favor of approval of this Agreement (except that the Board of Directors of East may withdraw, modify or refrain from making such recommendation to the extent that the Board determines that the Board's fiduciary duties under applicable law require it to do so).

  5.2 Meeting of East Stockholders. Promptly after the date hereof, East will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the East Stockholders' Meeting to be held as promptly as practicable, and in any event within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement. Unless otherwise required by the fiduciary duties of the East Board of Directors, East will use its best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by Delaware Law to obtain such approvals.

  5.3 Access to Information; Confidentiality.

  (a) Each party will afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the other party during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other party may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

  (b) The parties acknowledge that East and West have previously executed a Confidentiality Agreement, dated November 14, 1996 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms, except as is necessary to comply with the terms of this Agreement.

  5.4 No Solicitation.

  (a) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, East and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of, any proposals or offers by any person, entity or group (other than West and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning East or any of its subsidiaries to, or afford any access to the properties, books or records of East or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than West and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to East. For the purposes of this Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer (other than one with or relating to West or an affiliate thereof) relating to (i) any merger, consolidation, sale of substantial assets of East or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or permitted under the terms of this Agreement), (ii) sale of 10% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. East will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. East will (i) notify West as promptly as practicable if any inquiry or proposal is made or any information or access is requested in writing in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify West of the significant terms and conditions of any such Acquisition Proposal. In addition, subject to the other provisions of this
Section 5.4, from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, East and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than West); provided, however, that nothing herein shall prohibit East's Board of Directors from taking and disclosing to East's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

  (b) Notwithstanding the provisions of paragraph (a) above, prior to the approval of this Agreement by the stockholders of East at the East Stockholders' Meeting, East may, to the extent the Board of Directors of East determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of paragraph (c) below, furnish information to any person, entity or group after such person, entity or group has delivered to East in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of East in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the stockholders of East from a financial point of view than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of East (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is likely to be consummated (an "East Superior Proposal"). In addition, notwithstanding the provisions of paragraph (a) above, in connection with a possible Acquisition Proposal, East may refer any third party to this Section 5.4 or make a copy of this Section 5.4 available to a third party. In the event East receives an East Superior Proposal, nothing contained in this Agreement (but subject to the terms hereof) will prevent the Board of Directors of East from approving such East Superior Proposal or recommending such East Superior Proposal to East's stockholders, if the Board determines that such action is required by its fiduciary duties under applicable law; in such case, the Board of Directors of East may withdraw, modify or refrain from making its recommendation concerning the approval of this Agreement; provided, however, that East shall not accept or recommend to its stockholders, or enter into any agreement concerning, an East Superior Proposal for a period of not less than 48 hours after West's receipt of a copy of such East Superior Proposal (or a description of the significant terms and conditions thereof, if not in writing).

  (c) Notwithstanding anything to the contrary in this Section 5.4, East will not provide any non-public information to a third party unless: (i) East provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement; and (ii) such non-public information has previously been delivered or made available to West.

  5.5 Public Disclosure. West and East will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq National Market.

  5.6 Legal Requirements. Each of West, Merger Sub and East will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. West will use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of West Common Stock pursuant hereto. East will use its commercially reasonable efforts to assist West as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of West Common Stock pursuant hereto.

  5.7 Third Party Consents. As soon as practicable following the date hereof, East will use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

  5.8 FIRPTA. At or prior to the Closing, East, if requested by West, shall deliver to the IRS a notice that the East Common Stock is not a "US Real Property Interest" as defined and in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

  5.9 Notification of Certain Matters. West and Merger Sub will give prompt notice to East, and East will give prompt notice to West, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of West and Merger Sub or East, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  5.10 Best Efforts and Further Assurances. Subject to the respective rights and obligations of West and East under this Agreement, each of the parties to this Agreement will use its best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

  5.11 Stock Options; Employee Stock Purchase Plan.

  (a) At the Effective Time, each outstanding option to purchase shares of East Common Stock (each an "East Stock Option") under the East Stock Option Plans, whether or not exercisable, will be assumed by West. Each East Stock Option so assumed by West under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable East Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that (i) each East Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of West Common Stock equal to the product of the number of shares of East Common Stock that were issuable upon exercise of such East Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of West Common Stock, and (ii) the per share exercise price for the shares of West Common Stock issuable upon exercise of such assumed East Stock Option will be equal to the quotient determined by dividing the exercise price per share of East Common Stock at which such East Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, West will issue to each holder of an outstanding East Stock Option a notice describing the foregoing assumption of such East Stock Option by West.

  (b) It is the intention of the parties that East Stock Options assumed by West qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent East Stock Options qualified as incentive stock options immediately prior to the Effective Time; and that notwithstanding anything contained in Section 1.6(c) or Section 5.11 hereof, or any other provision of this Agreement, the exercise price, the number of shares purchasable and the terms and conditions applicable to any East Stock Options shall be determined so as to comply with Sections 422 and 424 of the Code and the regulations promulgated thereunder.

  (c) West will reserve sufficient shares of West Common Stock for issuance under Section 5.11(a) and under Section 1.6(c) hereof.

  (d) East shall (i) amend its 1996 Employee Stock Purchase Plan to provide that the Payment Period that would otherwise commence on January 1, 1997 shall not take place and (ii) provide that the provisions of clause (i) of the second sentence of the third paragraph of Section 4 of such Plan shall apply to the Payment Period under such Plan that commenced on July 1, 1996.

  5.12 Form S-8. West agrees to file a registration statement on Form S-8 for the shares of West Common Stock issuable with respect to assumed East Stock Options no later than ten (10) business days after the Closing Date and shall keep such registration statement effective for so long as any such Options remain outstanding.

  5.13 Indemnification and Insurance. From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of East pursuant to the provisions of the Certificate of Incorporation and the Bylaws of East as in effect immediately prior to the Effective Time. For a period of two (2) years after the Effective Time, West shall ensure that the Surviving Corporation fulfills the foregoing obligations. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of East, which provisions will not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of East, unless such modification is required by law.

  5.14 Tax-Free Reorganization. West and East will each use its commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368 of the Code. West and East will each make available to the other party and their respective legal counsel copies of all returns requested by the other party.

  5.15 NMS Listing. West agrees to authorize for listing on the Nasdaq National Market the shares of West Common Stock issuable, and those required to be reserved for issuance (including without limitation upon the exercise of assumed East Stock Options), in connection with the Merger, upon official notice of issuance.

  5.16 East Affiliate Agreement. Set forth on the East Schedules is a list of those persons who may be deemed to be, in East's reasonable judgment, affiliates of East within the meaning of Rule 145 promulgated under the Securities Act (an "East Affiliate"). East will provide West with such information and documents as West reasonably requests for purposes of reviewing such list. East will use its best efforts to deliver or cause to be delivered to West prior to the Closing Date from each East Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit C (the "East Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. West will be entitled to place appropriate legends on the certificates evidencing any West Common Stock to be received by an East Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the West Common Stock, consistent with the terms of the East Affiliate Agreement.

                                  ARTICLE VI

                           Conditions to the Merger

  6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

  (a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote under applicable law by the stockholders of East.

  (b) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

  (c) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

  (d) Tax Opinions. West and East shall each have received substantially identical written opinions from their counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Hale and Dorr, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; provided that if the respective counsel to West or East does not render such opinion, this condition shall nonetheless be deemed satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

  (e) HSR and Similar Compliance. The waiting period applicable to the consummation of Merger under the HSR Act shall have expired or been terminated by the reviewing agency and any similar government requirements have been satisfied or complied with.

  6.2 Additional Conditions to Obligations of East. The obligations of East to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by East:

  (a) Representations and Warranties. The representations and warranties of West and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time (without regard to any updates to the West Disclosure Schedules, unless otherwise agreed by East), except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a Material Adverse Effect on West (provided that any determination with regard to a Material Adverse Effect on West shall be made without regard to any materiality qualification or particular dollar threshold in any particular representation); and East shall have received a certificate to such effect signed on behalf of West by the President and Chief Operating Officer of West;

  (b) Agreements and Covenants. West and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and East shall have received a certificate to such effect signed on behalf of West by the President and Chief Operating Officer of West;

  (c) Legal Opinion. East shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to West, in a form reasonably acceptable to East; and

  (d) Nasdaq Listing. The shares of West Common Stock issuable to stockholders of East pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

  6.3 Additional Conditions to the Obligations of West and Merger Sub. The obligations of West and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by West:

  (a) Representations and Warranties. The representations and warranties of East contained in this Agreement shall be true and correct on and as of the Effective Time (without regard to any updates to the East Disclosure Schedules, unless otherwise agreed by West), except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a Material Adverse Effect on East (provided that any determination with regard to a Material Adverse Effect on East shall be made without regard to any materiality qualification or particular dollar threshold in any particular representation); and West and Merger Sub shall have received a certificate to such effect signed on behalf of East by the President and the Chief Financial Officer of East;

  (b) Agreements and Covenants. East shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the West shall have received a certificate to such effect signed on behalf of East by the President and the Chief Financial Officer of East;

  (c) Legal Opinion. West shall have received a legal opinion from Hale and Dorr, counsel to East, in a form reasonably acceptable to West; and

  (d) Non-Competition Agreements. Each of the individuals listed on Schedule 6.3(d) shall have entered into a Non-Competition Agreement with West or Merger Sub in the form attached hereto as Exhibit D, and such agreements shall be in full force and effect. Further, East shall use its best efforts to secure the entrance into a Non-Competition Agreement with West or Merger Sub of certain other employees of East which shall be identified by West.

  (e) Voting Agreement. Each of the individuals listed on Schedule 6.3(d) shall have entered into a Voting Agreement with West in the form attached hereto as Exhibit B, and such agreements shall be in full force and effect.

                                  ARTICLE VII

                       Termination, Amendment and Waiver

  7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of East:

  (a) by mutual written consent duly authorized by the Boards of Directors of West and East;

  (b) by either East or West if the Merger shall not have been consummated by May 31, 1997; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of this Agreement;

  (c) by either East or West if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (an "Order"), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

  (d) by either East or West if the required approval of the stockholders of East contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to East where the failure to obtain stockholder approval of East shall have been caused by the action or failure to act of East in breach of this Agreement);

  (e) by either East or West, if East shall have accepted an East Superior Proposal or if the East Board of Directors recommends an East Superior Proposal to the stockholders of East as permitted by Section 5.4(b);

  (f) by West, if the Board of Directors of East shall have (i) failed to convene the East Stockholders' Meeting, as required by Section 5.2, (ii) failed to recommend approval of this Agreement and the Merger in the Proxy Statement or withheld, withdrawn or modified in a manner adverse to West such recommendation in favor the Merger, or (iii) failed to reject an Acquisition Proposal within 10 days of its making;

  (g) by East, upon a breach of any representation, warranty, covenant or agreement on the part of West set forth in this Agreement, if (i) as a result of such breach the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by West within ten (10) business days following receipt by West of written notice of such breach from East;

  (h) by West, upon a breach of any representation, warranty, covenant or agreement on the part of East set forth in this Agreement, if (i) as a result of such breach the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by East within ten (10) business days following receipt by East of written notice of such breach from West;

  (i) by East, if there shall have occurred any event or condition which constitutes a Material Adverse Effect with respect to West since the date of this Agreement, which condition or event shall not have been ameliorated such that it is no longer a Material Adverse Effect within ten (10) business days following receipt by West of notice from East (provided that, for the purposes of this Section 7.1(i), as well as for purposes of Sections 3.12, 6.2(a) and 7.3, a Material Adverse Effect shall not be deemed to have occurred with respect to West as a result of (i) any events or conditions affecting the economy or East's industry in general, (ii) any events or conditions resulting from the execution and/or announcement of this Agreement or (iii) in and of itself, any change in the market price of West's Common Stock);

  (j) by West, if there shall have occurred any event or condition which constitutes a Material Adverse Effect with respect to East since the date of this Agreement which condition or event shall not have been ameliorated such that it is no longer a Material Adverse Effect within ten (10) business days following receipt by East of notice from West (provided that, for purposes of this Section 7.1(j), as well as for purposes of Section 6.3(a), a Material Adverse Effect shall not be deemed to have occurred with respect to East as a result of (i) any events or conditions affecting the economy or East's industry in general, (ii) any events or conditions resulting from the execution and/or announcement of this Agreement or (iii) the failure of the revenue and/or net income of East for the quarter ending December 31, 1996 to meet the published expectations of financial analysts or East management's internal projections); or

  (k) by West, in the circumstances described in Section 1.6(a)(iii).

  7.2 Notice of Termination; Effect of Termination.

  (a) Subject to Sections 7.2(b) and (c), any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (Miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

  (b) Any termination of this Agreement by East pursuant to Sections 7.1(d) or 7.1(e) hereof shall be of no force or effect unless prior to such termination East shall have paid to West the amount payable pursuant to Section 7.3(b).

  7.3 Fees and Expenses.

  (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that West and East shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing of the Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

  (b) In the event that this Agreement is terminated pursuant to Section 7.1(d), East shall immediately pay to West (by wire transfer or cashier's check) $750,000; provided that such payment shall not be due in the case such failure to obtain required stockholder approval is the result of a Material Adverse Effect on West.

  (c) In the event that this Agreement is terminated pursuant to either
Section 7.1(e) or Section 7.1(f), East shall immediately pay to West (by wire transfer or cashier's check) $1,500,000; provided that such payment shall not be due in the case of (i) a termination under Section 7.1(e) if East accepts or recommends an East Superior Proposal as a result of a Material Adverse Effect on West or (ii) a termination under Section 7.1(f) if the withholding, withdrawal or modification by the Board of Directors of East of its recommendation in favor of the Merger or the failure to reject an Acquisition Proposal is the result of a Material Adverse Effect on West.

  (d) In the event that (i) this Agreement is terminated pursuant to either
Section 7.1(d), Section 7.1(e) or Section 7.1(f) hereof and (ii) within six months following such termination, East either consummates an Alternative Transaction (as defined below) or enters into a definitive agreement with respect to an Alternative Transaction, then, upon the consummation of such Alternative Transaction, East shall pay to West (by wire transfer or cashier's check) $3,000,000, less the amount of any payment previously made by East to West pursuant to Sections 7.3(b) or 7.3(c) hereof; provided that such payment shall not be due in the case of (A) a termination under Section 7.1(d) if the East Board of Directors had withdrawn its recommendation in favor of the Merger prior to such stockholder vote as the result of a Material Adverse Effect on West, (B) a termination under Section 7.1(e) if East accepts or recommends an East Superior Proposal as the result of a Material Adverse Effect on West or (C) a termination under Section 7.1(f) if the withholding, withdrawal or modification by the Board of Directors of East of its recommendation in favor of the Merger or the failure to reject an Acquisition Proposal is the result of a Material Adverse Effect on West. For purposes of this Agreement, an "Alternative Transaction" shall mean any transaction which gives effect to an Acquisition Proposal.

  (e) Payment of the fees described in Section 7.3(b) above shall not be in lieu of damages incurred in the event of breach of this Agreement.

  7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

  7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                 ARTICLE VIII

                              General Provisions

  8.1 Non-Survival of Representations and Warranties. The representations and warranties of East, West and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

  8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

  (a) if to West or Merger Sub, to:

    Autodesk, Inc.
    111 McInnis Parkway
    San Rafael, CA 94903
    Attention: President
    Telephone No.: (415) 507-5000
    Telecopy No.: (415) 507-6126

    with a copy at the same address to the attention of the General Counsel, and with a copy to:

    Wilson Sonsini Goodrich & Rosati
    650 Page Mill Road
    Palo Alto, CA 94304-1050
    Attention: Mark A. Bertelsen
    Telephone No.: (415) 493-9300
    Telecopy No.: (415) 493-6811

  (b) if to East, to:

    Softdesk, Inc.
    7 Liberty Hill Road
    Henniker, NH 03242
    Attention: President
    Telephone No.: (603) 428-5000
    Telecopy No.: (603) 428-5325

    with a copy at the same address to the attention of the General Counsel, and with a copy to:

    Hale and Dorr
    60 State Street
    Boston, Massachusetts 02109
    Attention: Patrick J. Rondeau
    Telephone No.: (617) 526-6000
    Telecopy No.: (617) 526-5000

  8.3 Interpretation; Knowledge. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. References to the "knowledge of East," or any similar expression shall mean the actual knowledge of any officer of East after appropriate inquiry.

  8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

  8.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including East Schedules and the West Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

  8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

  8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

  8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

  In Witness Whereof, West, Merger Sub, and East have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

                                          Autodesk, Inc.

                                                      /s/ Carol Bartz
                                          By:__________________________________

                                          Softdesk, Inc.

                                                    /s/ David C. Arnold
                                          By:__________________________________

                                          Autodesk Acquisition Corporation

                                                      /s/ Carol Bartz
                                          By:__________________________________

               AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

  This Amendment to Agreement and Plan of Reorganization, dated as of December 19, 1996 (the "Amendment"), is entered into by and among Autodesk, Inc., a Delaware corporation ("West"), Autodesk Acquisition Corporation, a Delaware corporation ("Merger Sub"), and Softdesk, Inc., a Delaware corporation ("East").

                                   RECITALS

  Whereas, East, West and Merger Sub have entered into an Agreement and Plan of Reorganization dated December 10, 1996 (the "Merger Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into East (the "Merger") with East continuing as the Surviving Corporation and as a wholly owned subsidiary of West; and

  Whereas, the parties now desire to amend the Merger Agreement and the related Stock Option Agreement between East and West dated December 10, 1996 (the "Option Agreement").

                                   AGREEMENT

  Now, Therefore, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

  1. Exchange Ratio.

  1.1. Section 1.6(a) of the Merger Agreement, Conversion of East Common Stock, shall be amended to (x) delete subparagraph (ii), (y) renumber subparagraph (iii) to be subparagraph (ii) and amend it as set forth below,

    "(ii) Further, notwithstanding the foregoing, if the average of the closing prices of West's Common Stock as quoted on the Nasdaq National Market for the five trading days immediately preceding the closing date is less than $16.00 per share (as adjusted to reflect fully the effect of any Recapitalization), West shall have the right to terminate this Agreement, provided that such termination shall not be effective if East agrees, within two business days after notice of West's intention to terminate the Agreement pursuant to this Section 1.6(a)(ii), to consummate the transaction at a fixed Exchange Ratio of 0.9375."

and (z) amend subparagraph (i) to read in its entirety as follows:

      (i) Each share of Common Stock, par value $.01 per share, of East (the "East Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of East Common Stock to be canceled pursuant to Section 1.6(b) will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive that fraction of a share of Common Stock, par value $.01 per share, of West (the "West Common Stock") obtained by dividing $15.00 by the average of the closing prices of West's Common Stock as quoted on the Nasdaq National Market for the five trading days immediately preceding the Closing Date (the "Exchange Ratio"), upon surrender of the certificate representing such share of East Common Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

  2. Additional Agreements.

  2.1. The last clause of Section 5.4(b) of the Merger Agreement shall be amended to provide as follows:

  ; provided, however, that East shall not accept or recommend to its stockholders, or enter into any agreement concerning, an East Superior Proposal for a period of not less than seven days after West's receipt of a copy of such East Superior Proposal (or a description of the significant terms and conditions thereof, if not in writing).

  2.2. The first sentence of Section 5.13 of the Merger Agreement shall be amended to read in its entirety as follows:

    From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of East to officers and directors, employees and agents of East immediately prior to the Effective Time pursuant to the provisions of the Certificate of Incorporation and the Bylaws of East as in effect immediately prior to the Effective Time, including specifically with regard to any allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby.

  3. Termination, Amendment and Waiver.

  3.1. Section 7.1(k) shall be amended to refer to "Section 1.6(a)(ii)" instead of "Section 1.6(a)(iii)."

  3.2. Section 7.3(c) of the Merger Agreement shall be amended such that the number "$1,500,000" shall be replaced with "$2,500,000."

  3.3. Section 7.3(d) of the Merger Agreement shall be amended such that the number "$3,000,000" shall be replaced with "$5,000,000."

  4. Stock Option Agreement.

  4.1. The first sentence of Section 2 of the Option Agreement is hereby amended to read in its entirety as follows:

    The Option may only be exercised by West, in whole or in part, at any time or from time to time, upon the occurrence of (i) any of the events resulting in a right to terminate the Merger Agreement pursuant to Sections 7.1(d), 7.1(e) or 7.1(f) thereof or (ii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of capital stock of East (any of the events specified in Clauses (i) and (ii) of this sentence being referred to herein as an "Exercise Event").

  4.2. The last sentence of Section 2 of the Option Agreement is hereby amended to read in its entirety as follows:

    Notwithstanding the foregoing, the Option may not be exercised if West is in breach in any material respect of any of its covenants or agreements contained in the Merger Agreement.

  4.3. The last sentence of Section 7(a) of the Option Agreement is hereby deleted.

  5. General

  5.1. All other terms and conditions of the Merger Agreement and Option Agreement, including without limitation the representations, warranties, covenants and agreements of the respective parties, shall remain in full force and effect without other or further amendment or modification, and fully applying to the respective agreements as hereby amended.

  5.2. Capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Merger Agreement and the Option Agreement, as the case may be.

  5.3. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument.

  In Witness Whereof, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the date first above written.

                                          Autodesk, Inc.

                                                       /s/ Eric Herr
                                          By: _________________________________
                                            Title: President & Chief Operating
                                            Officer

                                          Softdesk, Inc.

                                                    /s/ David C. Arnold
                                          By: _________________________________
                                            Title: Chairman, President & CEO

                                          Autodesk Acquisition Corporation

                                                       /s/ Eric Herr
                                          By: _________________________________
                                            Title: President & Chief Operating
                                            Officer

                                                                        ANNEX B

                                                              December 19, 1996

The Board of Directors
Softdesk, Inc.
7 Liberty Hill Road
Henniker, NH 03242

    ATTENTION: MR. DAVID C. ARNOLD, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                    OFFICER

Gentlemen:

  You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view and as of the date hereof, to the holders of common stock of Softdesk, Inc. (the "Company"), of the consideration to be received by the holders of the Company's common stock pursuant to the terms of the merger (the "Merger") detailed in the Agreement and Plan of Reorganization dated December 10, 1996 by and among the Company, Autodesk, Inc. (the "Acquiror"), and Autodesk Acquisition Corporation, as amended by the Amendment dated December 19, 1996 (as amended, the "Agreement"). This Opinion applies only to the fairness of the consideration to be received by the holders of the Company's common stock as provided by the terms of the Agreement and should not be deemed to constitute a recommendation by Wessels, Arnold & Henderson, L.L.C. ("Wessels, Arnold & Henderson") to stockholders of the Company to vote in favor of approval of the Agreement. Capitalized terms used herein shall have the respective meanings ascribed to them in the Agreement unless otherwise defined herein.

  Pursuant to the Agreement, each outstanding share of common stock of the Company is proposed to be converted into and represent the right to receive such number of shares of the Acquiror's common stock as is equal to the Exchange Ratio. In general, the Exchange Ratio is equal to a ratio calculated by dividing $15.00 by the average of the closing prices of Autodesk Common Stock as quoted on the Nasdaq National Market for the five days immediately preceding the Closing Date (subject to adjustment in the event of a stock split or stock dividend effected between the date hereof and the Effective
Time). The Merger is intended to qualify as a tax-free reorganization for US Federal Income tax purposes and to be accounted for as a pooling-of-interests under applicable accounting principles if the conditions for such accounting treatment are satisfied. The terms and conditions of the Merger are set forth more fully in the Agreement.

  Wessels, Arnold & Henderson, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We will render to the Board of Directors an Opinion as to the fairness, from a financial point of view, to the holders of the Company's common stock of the consideration to be received by the holders of the Company's common stock in connection with the Merger, and will receive a fee for our services. In the ordinary course of business, Wessels, Arnold & Henderson acts as a market maker and broker in the publicly traded securities of both the Company and the Acquiror and receives customary compensation in connection therewith, and also provides research coverage for the Company and the Acquiror. In the ordinary course of business, Wessels, Arnold & Henderson actively trades in the publicly traded securities of both the Company and the Acquiror for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  In connection with our review of the Merger, and in arriving at our Opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and Acquiror and certain other relevant and operating data relating to the Company and Acquiror made available to us from published sources and from the internal records of the Company and Acquiror; (iii) conducted discussions with members of the senior management of the Company with respect to the business and prospects of the Company; (iv) conducted discussions with members of the senior management of the Acquiror with respect to the business and prospects of the Acquiror; (v) reviewed the current and historical reported prices and trading activity for the Company's common stock and the Acquiror's common stock; (vi) compared the financial performance of the Company and the Acquiror and the prices of the Company's common stock and the Acquiror's common stock with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; and
(viii) estimated the present value of Softdesk using a discounted cash flow analysis. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our Opinion, including the review of an alternative merger proposal.

  In rendering our Opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and the Acquiror (including without limitation the financial statements and related notes of the Company and Acquiror), and have not independently verified such information. Additionally, we have not considered the possible effects of any legal or other contingency matters. We have not performed an independent evaluation or appraisal of any of the respective assets or liabilities of the Company or the Acquiror and we have not been furnished with any such valuations or appraisals.

  It is understood that this letter is for the information of the Board of Directors of the Company only, and this letter shall not be published or otherwise used and no public references to Wessels, Arnold & Henderson shall be made without our prior written consent, which consent shall not be unreasonably withheld; provided, however, that this letter may be included in its entirety in the prospectus/proxy statement submitted to the stockholders of the Company for the purpose of approving the Merger and offering the Acquiror common stock to be issued in the Merger or disclosed as required by applicable law. Further, our Opinion speaks only as of the date hereof and is based on the conditions as they exist and information that we have been supplied as of the date hereof. It shall be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion.

  Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the consideration to be received by the holders of the Company's common stock pursuant to the Agreement is fair from a financial point of view to the holders of the Company's common stock.

                                          Very truly yours,

                                          Wessels, Arnold & Henderson, L.L.C.

                                                  /s/ Michael P. Ogborne
                                          By: _________________________________
                                                  Mr. Michael P. Ogborne
                                                     Managing Director

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  As permitted by Section 145 of the Delaware General Corporation Law, Autodesk's Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by
Section 145 of the Delaware General Corporation Law, the Bylaws of Autodesk provide that: (i) Autodesk is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of Autodesk) at Autodesk's request, to the fullest extent permitted by Delaware law; (ii) Autodesk may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) Autodesk is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, provided that payment of expenses incurred by a director or officer of the corporation in advance of the final disposition of such proceeding shall be made only on receipt of an undertaking by the officer or director to repay all amounts advanced if it should ultimately be determined that the officer or director is not entitled to be indemnified;
(iv) the rights conferred in the Bylaws are not exclusive, and Autodesk is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) Autodesk may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

  Autodesk's policy is to enter into indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that directors and officers will be indemnified to the fullest possible extent permitted by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in an action or proceeding, including any action by or in the right of Autodesk, arising out of such person's services as a director or officer of Autodesk, any subsidiary of Autodesk or any other company or enterprise to which such person provides services at the request of Autodesk. Autodesk will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnification agreement, Autodesk's Bylaws or any statute or law. Under the agreements, Autodesk is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless Autodesk consents to such settlement; (iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of Autodesk pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and related laws; or (iv) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

  The indemnification provisions in the Bylaws and the indemnification agreements entered into between Autodesk and its directors and officers may be sufficiently broad to permit indemnification of Autodesk's directors and officers for liabilities arising under the Securities Act.

  The Amended Agreement provides that commencing with the effectiveness of the Merger, Autodesk will indemnify the current officers and directors of Softdesk for any action or inaction by such person prior to the Merger.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

    2.1 --Agreement and Plan of Reorganization, dated as of December 10, 1996, by and among Autodesk, Inc., Autodesk Acquisition Corporation and
          Softdesk Inc., as amended by the Amendment dated December 19, 1996
          (attached as Annex A to the Proxy Statement/Prospectus)
    3.1 --Certificate of Incorporation of Autodesk, as amended (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1995).
    3.2 --Bylaws of Autodesk, as amended to date (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1995).
    4.1  --Preferred Shares Rights Agreement dated December 14, 1995
          (incorporated by reference to Autodesk's Report on Form 8-A filed on January 5, 1996, as amended on January 8, 1996).
    5.1  --Opinion and Consent of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation, dated March 3, 1997.
    8.1  --Tax Opinion of Hale and Dorr, LLP, dated March 3, 1997.
    8.2  --Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, dated March 3, 1997.
   10.1* --Form of Indemnification Agreement entered into between Autodesk and each of its directors and officers (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1995).
   10.2* --Autodesk's 1987 Stock Option Plan, as amended (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form
          10-K for the fiscal year ended January 31, 1995).
   10.3* --Autodesk's Employee Qualified Stock Purchase Plan and form of
          Subscription Agreement, as amended (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).
   10.4* --Autodesk's 1990 Directors' Option Plan, as amended (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form
          10-K for the fiscal year ended January 31, 1996).
   10.5* --Autodesk's 1996 Stock Plan (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).
   10.6* --Agreement between Autodesk and Carol A. Bartz dated April 7, 1992
          (incorporated by reference to the exhibit filed with Autodesk's
          Report on Form 10-Q for the fiscal quarter ended April 30, 1992).
   10.7* --Written Description of Oral Employment Agreement between Autodesk and David C. Arnold.
   10.8* --Written Description of Oral Employment Agreement between Autodesk and Jesse F. Devitte.
   11.1  --Softdesk, Inc. and Subsidiaries Computation of Per Share Earnings.
   21.1 --Subsidiaries of Autodesk (incorporated by reference to the exhibit filed with Autodesk's Report on Form 10-K for the fiscal year ended
          January 31, 1996).
   23.1  --Consent of Ernst & Young LLP.
   23.2  --Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (see Exhibit 5.1)
   23.3  --Consent of Arthur Andersen LLP.
   24.1  --Powers of Attorney (See signatures).
   99.1 --Opinion of Wessels, Arnold & Henderson, L.L.C. (attached as Annex B to the Proxy Statement/Prospectus).
   99.2  --Softdesk Stockholder Letter, dated March 6, 1997.
   99.3  --Softdesk Notice of Special Meeting of Stockholders, dated March 6,
          1997.
   99.4  --Softdesk Form of Proxy.

--------
*  Indicates management compensatory plan, contract or arrangement.

  (b) FINANCIAL STATEMENT SCHEDULES

  Autodesk
    Schedule II--Valuation and Qualifying Accounts

  Softdesk
    Schedule II--Valuation and Qualifying Accounts
    Report of Independent Public Accountants on Schedule

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements, management's discussion and analysis or notes thereto.

ITEM 22. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (c) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Rafael, State of California, on this 28th day of February, 1997.

                                          AUTODESK, INC.

                                                   /s/ Carol A. Bartz
                                          By:__________________________________
                                             Carol A. Bartz, Chairman of the
                                                          Board
                                               and Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carol A. Bartz and John E. Calonico, jointly and severally his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

      /s/ Carol A. Bartz             Chairman of the Board and     February 28, 1997
____________________________________ Chief Executive Officer
          Carol A. Bartz             (Principal Executive
                                     Officer)

      /s/ John E. Calonico           Vice President, Finance and   February 28, 1997
____________________________________ Acting Financial Officer
         John E. Calonico            (Principal Financial and
                                     Accounting Officer)

     /s/ J. Hallam Dawson            Director                      February 28, 1997
____________________________________
         J. Hallam Dawson

    /s/ Mary Alice Taylor            Director                      February 28, 1997
____________________________________
         Mary Alice Taylor

     /s/ Mark A. Bertelsen           Director                      February 28, 1997
____________________________________
        Mark A. Bertelsen

  /s/ Crawford W. Beveridge          Director                      February 28, 1997
____________________________________
       Crawford W. Beveridge

       /s/ Morton Topfer             Director                      February 28, 1997
____________________________________
          Morton Topfer

                                                                     SCHEDULE II

                                 AUTODESK, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                BALANCE AT             DEDUCTIONS--
                                BEGINNING  ADDITIONS-- RETURNS AND  BALANCE AT
DESCRIPTION                      OF YEAR   PROVISIONS   WRITE-OFFS  END OF YEAR
-----------                     ---------- ----------- ------------ -----------
Fiscal year ended January 31,
 1996
  Allowance for doubtful ac-
   counts...................... $6,457,000  $3,527,000  $3,253,000   $6,731,000
  Allowance for returns, stock
   balancing, and product
   rotation.................... $6,892,000 $58,889,000 $51,174,000  $14,607,000
Fiscal year ended January 31,
 1995
  Allowance for doubtful ac-
   counts...................... $5,204,000  $2,198,000    $945,000   $6,457,000
  Allowance for returns, stock
   balancing, and product
   rotation.................... $1,290,000 $34,224,000 $28,622,000   $6,892,000
Fiscal year ended January 31,
 1994
  Allowance for doubtful ac-
   counts...................... $4,138,000  $2,024,000    $958,000   $5,204,000
  Allowance for returns, stock
   balancing, and product
   rotation.................... $      -0-  $8,965,000  $7,675,000   $1,290,000

                                  SCHEDULE II

                        SOFTDESK, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                              ACCOUNTS RECEIVABLE

                                (IN THOUSANDS)

                         BALANCE,  CHARGED TO                                BALANCE,
                         BEGINNING COSTS AND  CHARGED TO                      END OF
                         OF PERIOD  EXPENSES   REVENUES  DEDUCTIONS OTHER(1)  PERIOD
                         --------- ---------- ---------- ---------- -------- --------
For the Year Ended
 December 31,
 1994...................  $  395      $519       $104       $259      $ --    $  759
 1995...................     759       697        796        180        89     2,161
 1996...................   2,161       797        700        685        --     2,973

--------
(1) Allowance for doubtful accounts acquired from Foresight Resources Corp., in an acquisition accounted for as an immaterial pooling.

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To Softdesk, Inc:

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Softdesk, Inc., and subsidiaries included in this Form S-4 and have issued our report thereon dated February 7, 1997. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in
Item 21(b) is the responsibility of the Company's management and is presented for purposes of complying with Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedure applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects, the financial data required to be set forth therein, in relation to the basic consolidated financial statement taken as a whole.

                                          Arthur Andersen LLP

Boston, Massachusetts
February 7, 1997

                                      EXHIBIT INDEX
                                      -------------
    2.1  --Agreement and Plan of Reorganization, dated as of December 10, 1996, by and among Autodesk, Inc., Autodesk Acquisition Corporation and
          Softdesk Inc., as amended by the Amendment dated December 19, 1996
          (attached as Annex A to the Proxy Statement/Prospectus)
    3.1  --Certificate of Incorporation of Autodesk, as amended (incorporated by reference to the exhibit filed with Autodesk's Annual Report on
          Form 10-K for the fiscal year ended January 31, 1995).
    3.2  --Bylaws of Autodesk, as amended to date (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1995).
    4.1  --Preferred Shares Rights Agreement dated December 14, 1995
          (incorporated by reference to Autodesk's Report on Form 8-A filed on
          January 5, 1996, as amended on January 8, 1996).
    5.1  --Opinion and Consent of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation, dated March 3, 1997.
    8.1  --Tax Opinion of Hale and Dorr, LLP, dated March 3, 1997.
    8.2  --Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, dated March 3, 1997.
   10.1* --Form of Indemnification Agreement entered into between Autodesk and each of its directors and officers (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1995).
   10.2* --Autodesk's 1987 Stock Option Plan, as amended (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form
          10-K for the fiscal year ended January 31, 1995).
   10.3* --Autodesk's Employee Qualified Stock Purchase Plan and form of
          Subscription Agreement, as amended (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).
   10.4* --Autodesk's 1990 Directors' Option Plan, as amended (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form
          10-K for the fiscal year ended January 31, 1996).
   10.5* --Autodesk's 1996 Stock Plan (incorporated by reference to the exhibit filed with Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).
   10.6* --Agreement between Autodesk and Carol A. Bartz dated April 7, 1992
          (incorporated by reference to the exhibit filed with Autodesk's
          Report on Form 10-Q for the fiscal quarter ended April 30, 1992).
   10.7* --Written Description of Oral Employment Agreement between Autodesk and David C. Arnold.
   10.8* --Written Description of Oral Employment Agreement between Autodesk and Jesse F. Devitte.
   11.1  --Softdesk, Inc. and Subsidiaries Computation of Per Share Earnings.
   21.1  --Subsidiaries of Autodesk (incorporated by reference to the exhibit filed with Autodesk's Report on Form 10-K for the fiscal year ended
          January 31, 1996).
   23.1  --Consent of Ernst & Young LLP.
   23.2  --Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (see Exhibit 5.1)
   23.3  --Consent of Arthur Andersen LLP.
   24.1  --Powers of Attorney (See signatures).
   99.1  --Opinion of Wessels, Arnold & Henderson, L.L.C. (attached as Annex B to the Proxy Statement/Prospectus).
   99.2  --Softdesk Stockholder Letter, dated March 6, 1997.
   99.3  --Softdesk Notice of Special Meeting of Stockholders, dated March 6,
          1997.
   99.4  --Softdesk Form of Proxy.

--------
*  Indicates management compensatory plan, contract or arrangement.